08042993

Cincinnati Bell℠

2007 Annual Report

Letter to Shareholders

Notice of 2008 Annual Meeting and Proxy Statement

Report on Form 10-K

Contents

Not many corporations can boast of a 134-year history; however, at Cincinnati Bell we can. The residents and enterprises located in the tri-state area of Ohio, Kentucky and Indiana long ago came to depend upon our award-winning communication services. That's not to say the Cincinnati Bell of 2007 is the same company as was the City and Suburban Telegraph Company in 1873. What we can say is that we have built upon this strong foundation of outstanding customer service and reliability to continue to deliver leading performance and innovative products in an industry that changes with lightning speed. Because we both innovate and execute, we continue to outperform most of our peers. 2007 was no exception!

Cincinnati Bell Wireless was named "Best Network" within our service area based on an independent study for the third year in a row. In its February 2008 issue, a nationally recognized publication that evaluates consumer products and services rated Zoomtown, Cincinnati Bell's high-speed internet service, in the top three and Cincinnati Bell Any Distance, our long distance service, in the top four of all service providers nationwide. No other company was rated higher that offers service in our operating area. Our customers continue to re-affirm that we deliver the products and services they desire at an outstanding value.

This level of performance is only possible through consistent execution of our strategy. The fourth quarter of 2007 marked the ninth consecutive quarter of year over year revenue growth and sixth consecutive quarter of year over year Adjusted EBITDA[1] growth in our three operating segments. We increased data center capacity and utilization by over 50 percent while wireless subscribers grew 8 percent. Wireless, Technology Solutions, and expansion market revenues each grew at double digit rates. As a result, 2007 top-line revenue improved by 6 percent and Adjusted EBITDA by 3 percent. Earnings per share excluding special items[2] increased by 2 cents per share or 7 percent, and we either met or exceeded all of our 2007 financial goals with full-year revenue of $1.3 billion, Adjusted EBITDA of $473 million and free cash flow[3] of $59 million.

As we like to say at Cincinnati Bell, "there is no checkered flag." Not only are we dedicated each and every day to develop new and better ways to serve our customers, we are also dedicated to the communities we serve. Our commitment to our customers and communities is unparalleled. We have a caring and talented workforce that devotes its time and talent to over 50 organizations throughout our service region. Our partnership with Cincinnati's Taft High School has become a model of urban high school renewal, which other corporations have begun to emulate. It is just one example of how we are giving back to the community and why we are the corporate partner with whom our customers want to associate and in whom they can take pride.

Wireless and Technology Solutions Segments Drive Revenue and Operating Income Growth

Wireless revenue totaled $295 million for the year, up 12 percent from 2006. Wireless operating income was $34 million with Adjusted EBITDA of $74 million, an increase in Adjusted EBITDA of 39 percent from 2006.

Wireless subscribers reached 571,000 at the end of 2007, an 8 percent increase from 2006. In addition to this growth, we also focused on high value smart data plans, such as a blackberry plan, which helped to grow wireless data subscribers, overall data usage and Average Revenue Per User (ARPU). We maintained postpaid churn at 1.55 percent in 2007. Our i-wireless product continues to be the brand of choice for prepaid customers in the Cincinnati and Dayton region. Subscribers grew 5 percent in 2007 while ARPU grew by 16 percent.

Wireless Subscribers
(in thousands)



481
496
528
571
2004
2005
2006
2007

Technology Solutions grew revenue by 19 percent, operating income by 15 percent and Adjusted EBITDA by 36 percent in 2007. This success is the result of double digit revenue growth in all business lines, including a 43 percent increase in data center and managed services. In addition to rapid revenue growth, gross profit percent margins also expanded across the business. Our data center investments continue to be both a driving force behind this segment's profitability growth as well as providing the basis for the ultimate business bundle, which drives profitable growth across our Wireline and Wireless segments as well.

We are Executing Our Core Strategy of "Defend, Delever and Grow"

Revenue grew 10 percent across all three segments for our business customers in 2007. At the end of 2007, business customers represented 57 percent of total revenue, a 2-point expansion from 2006. Expanding our relationship with our business customers is a key driver of our growth strategy. Although we are expanding our relationships by providing wireless and wireline services, we believe that data center co-location services will be an increasingly important and vital service for most businesses over the next few years. By the end of 2007, we increased our data center capacity by 58 percent to 144,000 square feet with a utilization rate of 93 percent. We also expanded our geographic reach and service capability with the acquisition of GramTel USA, Inc. ("GramTel"), a regional provider of data center, disaster recovery and business continuity services, located in South Bend, Indiana. GramTel gives us immediate access to Chicago and its surrounding markets as well as a focused offering for small and medium-sized businesses.

In addition to the acquisition of GramTel, Cincinnati Bell completed in the first quarter of 2008 the acquisition of eGIX Inc. ("eGIX"), a privately-held competitive-service provider headquartered in Carmel, Indiana. This transaction is a natural extension of our success with business customers in our existing expansion markets, such as in Dayton, and gives us an immediate relationship with small and medium-sized business customers throughout Indiana and part of Illinois. With their focus on innovation and exceptional customer service, eGIX's service offerings complement our capabilities and will also lead to an expanded service offering to our existing customers.

In 2007, we also expanded our product capability for residential customers with the purchase of a telecommunications company ("Lebanon"), which provides local phone and cable to a small community just outside of our traditional local operating area, and is located in Lebanon, Ohio. This acquisition provides a learning environment and possibly the platform to offer the most extensive bundle of consumer services: home phone, high speed internet, home security monitoring, cable television and wireless services.

Our wireless customers experienced top-quality network performance and were introduced to new integrated products, such as Spinvox and CB Home Run. Cincinnati Bell was the first North American carrier to commercially launch these services. Spinvox converts a voice mail message to a text message while CB Home Run marries mobile phone service with traditional wireline service by providing network access via a wireless internet (WiFi) access point. This provides better reception in problematic areas and unlimited calling minutes when originating mobile phone calls via a WiFi access point. In addition to these innovative new services, we began construction of our third generation (3G) wireless network, which in addition to yielding network capital efficiencies will provide the platform for our next generation of wireless products for years to come.

Continued Progress in a Challenging Environment

Despite the evolution and rapid change in the telecommunications industry, our wireline services remain important to our customers. Strong promotions and bundling success led to net additions of 24,000 DSL subscribers, up 12 percent from 2006. The growth in DSL subscribers helped to offset the impact of lower local voice revenue, which is a continuing challenge for us as well as others in the industry. 42 percent of our in-territory consumer primary lines subscribe to DSL.

In a highly competitive environment, DSL churn continued to be below 2 percent. This low churn rate is our best evidence that our high-speed internet service continues to provide a superior price/value relationship to our customers.

DSL Subscribers
(in thousands)



131
162
198
222
2004
2005
2006
2007

We, along with the entire industry, continue to experience access line loss in our core wireline business. Growth in expansion markets and stability in business access lines partially offset this decline in 2007. Although the traditional consumer voice services provided over the wireline network remain important to our customers and the profitability of our business, our future success depends upon diversification beyond this traditional service offering. In 2007, we achieved significant progress as only 17 percent of total revenue came from traditional consumer wireline voice services. In other words, wireless, wireline data and Technology Solutions revenue growth has lessened the financial impact of declining consumer voice revenues.

% of 2007 Revenue



Other Wireline
10%
Wireline Voice-Consumer
17%
Wireline Voice-Business
14%
Wireline Data
19%
Wireless
21%
Technology Solutions
19%

Solid Financial Planning Leads to Stable Free Cash Flow

In 2007, we produced over $300 million of operating cash flow, which provided the financial resources to increase data center investments by over $80 million, to begin construction of a new 3G wireless network and still deliver $59 million in free cash flow. We invested this free cash flow in the two acquisitions closed in 2007, the $5 million purchase in Lebanon and the $19 million paid for GramTel, and deployed the balance to repay outstanding debt. After a $9 million increase in capital lease obligations, we decreased net debt[4] by $26 million in 2007 to just below $2 billion. Reducing our debt in conjunction with investing in our growth businesses continues to be a strategic imperative.

Free Cash Flow
(in millions)



$167
$152
$148
$59
2004
2005
2006
2007

Net Debt
(in millions)



$2,112
$2,069
$2,007
$1,981
2004
2005
2006
2007

Preparing for the Future

Our data center and wireless investments position Cincinnati Bell as a full service provider of the communications services that our customers demand. These services will provide the engine for both future revenue and earnings growth.

As consumers rely less on traditional wireline voice services, continuing to realign our cost structure with this lower demand is also a key to profitability growth in 2008 and beyond. We have prepared for this in several ways. In the fourth quarter of 2007, we incurred a $38 million pre-tax restructuring charge related to initiatives to reduce future labor costs. The Company has reduced $74 million of pension and post retirement liabilities by capping retiree medical and reducing retiree life insurance benefits. In connection with these initiatives, we have offered a voluntary early retirement incentive to retirement-eligible management employees. In addition, on February 27, 2008 the 1,300 employees represented by the Communications Workers of America (CWA) ratified the labor agreement reached by the Company and union officials. The three-year agreement renews the labor contract for current bargaining unit employees, which was set to expire May 10, 2008, establishes a new compensation and benefit structure for future bargaining unit employees, and offers a retirement incentive for eligible bargaining unit employees. The Company will continue to explore cost-saving opportunities and is committed to sustaining the momentum achieved in 2007.

As a result of the strength of our financial position, our return on investments, and commitment to continue to deliver value to our shareholders, the Board of Directors authorized a $150 million share repurchase plan over a two-year period commencing in 2008. Cincinnati Bell's financial condition has improved considerably since the 2003 sale of its national broadband business. Revenue and earnings are growing, we have reduced net debt, invested in our growth areas, refinanced high interest debt, and all the while our cash flows have remained strong and stable.

Outlook for 2008

On behalf of the Board of Directors, the Cincinnati Bell leadership team and its 3,000 employees, we are proud and pleased to report the outstanding year we had in 2007. We believe that the continuing execution of our strategy positions Cincinnati Bell to deliver exceptional value for our shareholders in 2008 and into the future. We will continue with success-based growth, debt reduction and defending our position as a leading provider of communications products and services. While our industry is full of challenge, with challenge comes opportunity, and we believe we are poised for success in delivering products and services that offer convenience and entertainment to our customers for outstanding values. We remain committed and dedicated to these propositions and look forward to serving you in the next year and years to come.

Phillip R. Cox
Chairman of the Board

John F. Cassidy
President and Chief Executive Officer

Brian A. Ross
Chief Financial Officer

Use of Non-GAAP Financial Measures

The report contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), earnings per share excluding special items, free cash flow and net debt. These are non-GAAP financial measures used by Cincinnati Bell management when evaluating results of operations and cash flow. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations and cash flows with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, earnings per share excluding special items, free cash flow and net debt to comparable GAAP financial measures are available at the following website: investor.cincinnatibell.com (see fourth quarter 2007 Earnings Release).

[1] Adjusted EBITDA provides a useful measure of operational performance. The Company defines Adjusted EBITDA as GAAP operating income plus depreciation, amortization, restructuring charges, asset impairments and other special items. Adjusted EBITDA should not be considered as an alternative to comparable GAAP measures of profitability and may not be comparable with Adjusted EBITDA as defined by other companies.

[2] Earnings per share excluding special items provides a useful measure of operating performance.

[3] Free cash flow provides a useful measure of operational performance, liquidity and financial health. The Company defines free cash flow as SFAS 95 cash provided by (used in) operating, financing and investing activities, adjusted for the issuance and repayment of debt, the repurchase of common stock and for the proceeds from the sale or the use of funds from the purchase of business operations. Free cash flow should not be considered as an alternative to net income (loss), operating income (loss), cash flow from operating activities, or the change in cash on the balance sheet and may not be comparable with free cash flow as defined by other companies.

[4] Net debt provides a useful measure of liquidity and financial health. The Company defines net debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.

Financial Highlights

(dollars in millions)	Year Ended December 31, 2007	2006	2005
Operating Data			
Revenue	**$1,348.6**	$1,270.1	$1,209.6
Cost of services and products, selling, general, and administrative, depreciation and amortization	**1,026.4**	955.5	908.0
Restructuring, asset impairments and other charges, shareholder claim settlement	**39.8**	9.7	42.8
Gain on sale of broadband assets	**–**	(7.6)	–
Operating income	**282.4**	312.5	258.8
Minority interest income	**–**	(0.5)	(11.0)
Interest expense	**154.9**	162.1	184.4
Loss on extinguishment of debt	**0.7**	0.1	99.8
Net income (loss)	**$ 73.2**	$ 86.3	$ (64.5)
Financial Position			
Property, plant and equipment, net	**$ 933.7**	$ 818.8	$ 800.4
Total assets	**2,019.6**	2,013.8	1,863.3
Long-term debt	**2,001.9**	2,065.9	2,073.4
Total debt	**2,009.7**	2,073.2	2,084.7
Total long-term obligations	**2,369.6**	2,486.5	2,295.3
Minority interest	**–**	–	28.2
Shareowners' deficit	**(667.6)**	(791.6)	(737.7)

These financial highlights should be read in conjunction with the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K included in this document.

Safe Harbor Statement

Certain of the statements and predictions contained in this report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In particular, any statements, projections or estimates that include or reference the words "believes," "anticipates," "plans," "intends," "expects," "will," or any similar expression fall within the safe harbor for forward-looking statements contained in the Reform Act. Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including but not limited to, Cincinnati Bell's ability to maintain its market position in communications services, including wireless, wireline and internet services; general economic trends affecting the purchase or supply of telecommunication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; and Cincinnati Bell's ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Cincinnati Bell's Form 10-K report, Form 10-Q reports and Form 8-K reports. The forward-looking statements included in this report represent estimates as of March 18, 2008. It is anticipated that subsequent events and developments will cause its estimates to change.

Board of Directors and Company Officers

Board of Directors

Phillip R. Cox (1, 2, 3*, 4)
Chairman of the Board
Cincinnati Bell Inc.
President and Chief Executive Officer
Cox Financial Corporation

Bruce L. Byrnes (2, 3, 4*)
Vice Chairman of the Board
Global Brand Building Training
The Procter & Gamble Company

John F. Cassidy (3)
President and Chief Executive Officer
Cincinnati Bell Inc.

Robert W. Mahoney (1, 4)
Chairman Emeritus
Diebold, Inc.

Daniel J. Meyer (1*, 2, 3)
Retired Chairman and
Chief Executive Officer
Milacron, Inc.

Michael G. Morris (1, 2*, 3)
Chairman, President and
Chief Executive Officer
American Electric Power

Alex Shumate (4)
Managing Partner – Columbus Office
Squire, Sanders & Dempsey L.L.P.

John M. Zrno (1, 4)
Retired President and
Chief Executive Officer
IXC Communications, Inc.

Committees
(1) Audit & Finance
(2) Compensation
(3) Executive
(4) Governance & Nominating
* Committee Chair

Company Officers

John F. Cassidy
President and
Chief Executive Officer

Brian A. Ross
Chief Financial Officer

Traci D. Bolte
Vice President,
Investor Relations and
Corporate Communications

Jeffery D. Coleman
Vice President, Internal Controls

Kurt A. Freyberger
Vice President and Controller

Brian G. Keating
Vice President, Human Resources
and Administration

Kimberly H. Sheehy
Vice President and
Treasurer

Christopher J. Wilson
Vice President, General Counsel
and Secretary

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Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD APRIL 25, 2008

To Our Shareholders:

The 2008 Annual Meeting of Shareholders of Cincinnati Bell Inc. (the "Company") will be held on Friday, April 25, 2008, at 11:00 a.m., Eastern Daylight Savings Time, at the Queen City Club, 331 East Fourth Street, Cincinnati, Ohio, for the following purposes:

1. To elect three Class III directors to serve three-year terms ending in 2011 and to elect one Class I director to serve the remainder of a term ending in 2009;
2. To approve an amendment to the Company's Restated Amended Articles of Incorporation to declassify the Board of Directors and to approve an amendment to the Company's Amended Regulations to require the annual election of directors;
3. To approve an amendment to the Company's Restated Amended Articles of Incorporation to require a majority vote for the election of a director and to approve an amendment to the Company's Amended Regulations addressing "holdover" directors;
4. To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm to audit the financial statements of the Company for the year 2008; and
5. To consider any other matters that may properly come before the meeting.

The Board of Directors has established the close of business on February 27, 2008 as the record date (the "Record Date") for determining the shareholders entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. Only shareholders of record at the close of business on the Record Date are entitled to vote on matters to be presented at the Annual Meeting.

Your vote is important. Your prompt response will also help reduce proxy costs and will help you avoid receiving follow-up telephone calls or mailings. Please vote as soon as possible.

Also, the Company has elected to take advantage of new Securities and Exchange Commission rules that allow the Company to furnish proxy materials to you and other shareholders on the Internet.

By Order of the Board of Directors

Christopher J. Wilson
General Counsel and Secretary

March 18, 2008

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON APRIL 25, 2008; the Proxy Statement and Annual report are available at www.proxyvote.com.

INFORMATION FOR SHAREHOLDERS THAT PLAN TO ATTEND THE 2008 ANNUAL MEETING OF SHAREHOLDERS

The Queen City Club is located on the corner of Fourth Street and Broadway Street at 331 East Fourth Street, Cincinnati, Ohio. Below are directions to the Queen City Club in downtown Cincinnati:

From I-71 Southbound:	Take the Third Street exit to Broadway Street. Turn right on Broadway Street. Turn left on Fourth Street.
From I-75 Southbound:	Take the Fifth Street exit to Broadway Street. Turn right on Broadway Street. Turn right on Fourth Street.
From I-71/I-75 Northbound:	Cross the bridge over the Ohio River. Take the Fifth Street exit to Broadway Street. Turn right on Broadway Street. Turn right on Fourth Street.
From I-471 Northbound:	Cross the bridge over the Ohio River. Take the Sixth Street exit to Sycamore Street. Turn left on Sycamore Street. Turn left on Fifth Street. Turn right on Broadway Street. Turn right on Fourth Street.
From Columbia Parkway Westbound:	Take the Third Street exit to Broadway Street. Turn right on Broadway Street. Turn left on Fourth Street.
From Columbia Parkway Eastbound:	Take the Fifth Street exit to Broadway Street. Turn right on Broadway Street. Turn right on Fourth Street.

TABLE OF CONTENTS

CINCINNATI BELL INC.

221 East Fourth Street
Cincinnati, Ohio 45202

PROXY STATEMENT

For the Annual Meeting of Shareholders
to be held on Friday, April 25, 2008

This Proxy Statement is furnished to the shareholders of Cincinnati Bell Inc., an Ohio corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors for use at the 2008 Annual Meeting of Shareholders. The Annual Meeting will be held on Friday, April 25, 2008, at 11:00 a.m., Eastern Daylight Savings Time, at the Queen City Club, 331 East Fourth Street, Cincinnati, Ohio. The Notice of Annual Meeting of Shareholders, the Proxy Statement, the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and the Company's Summary 2007 Annual Report are first being furnished to the shareholders on or about March 24, 2008.

The Company's Board of Directors has established the close of business on February 27, 2008 as the record date (the "Record Date") for determining shareholders entitled to vote at the Annual Meeting or any adjournment or postponement of the Annual Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to vote on matters to be presented at the Annual Meeting.

The agenda for the Annual Meeting is as follows:

1. To elect three Class III directors to serve three-year terms ending in 2011 and to elect one Class I director to serve the remainder of a term ending in 2009;
2. To approve an amendment to the Company's Restated Amended Articles of Incorporation to declassify the Board of Directors and to approve an amendment to the Company's Amended Regulations to require the annual election of directors;
3. To approve an amendment to the Company's Restated Amended Articles of Incorporation to require a majority vote for the election of a director and to approve an amendment to the Company's Amended Regulations addressing "holdover" directors;
4. To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm to audit the financial statements of the Company for the year 2008; and
5. To consider any other matters that may properly come before the meeting.

PLEASE VOTE — YOUR VOTE IS IMPORTANT

Cincinnati Bell Inc. is a full-service local provider of data and voice communications services and equipment and a regional provider of wireless and long distance communications services. The Company provides telecommunications services on its owned local and wireless networks with a well-regarded brand name and reputation for service. The Company also sells telecommunications equipment, information technology hardware and related services.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: **Why am I receiving these proxy materials?**

A: The Company's Board of Directors (the "Board") is providing these proxy materials to you in connection with the Annual Meeting of Shareholders, which will take place on April 25, 2008. As a shareholder, you are invited to attend the meeting and are entitled to vote on the proposals described in this Proxy Statement.

Q: **What information is contained in the package of materials that I received?**

A: This combined Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2007, which includes our 2007 consolidated financial statements, and Summary 2007 Annual Report includes information relating to the proposals to be voted on at the meeting, the voting process, the compensation of directors and certain officers, and certain other information required by the rules and regulations of the Securities and Exchange Commission (the "SEC") and the rules and listing standards of the New York Stock Exchange (the "NYSE"). Although you are encouraged to vote either by the Internet or by telephone, these materials also include a proxy card or voting instruction card for your use in voting at the Annual Meeting.

Q: **What proposals will be voted on at the meeting?**

A: There are currently four proposals scheduled to be voted on at the meeting:

1. The election of three Class III directors to serve three-year terms ending in 2011 and to elect one Class I director to serve the remainder of a term ending in 2009;
2. The approval of an amendment to the Company's Restated Amended Articles of Incorporation (the "Amended Articles of Incorporation") to declassify the Board of Directors and to approve an amendment to the Company's Amended Regulations to require the annual election of directors;
3. The approval of an amendment to the Company's Amended Articles of Incorporation to require a majority vote for the election of a director and to approve an amendment to the Company's Amended Regulations addressing "holdover" directors; and
4. The ratification of the appointment of Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche LLP") as the independent registered public accounting firm ("Independent Accountants") to audit the financial statements of the Company for the year 2008.

Q: **What is the Board of Directors' voting recommendation?**

A: The Board recommends that you vote your shares

- "FOR" each of the nominees to the Board;
- "FOR" the approval of an amendment to the Company's Amended Articles of Incorporation to declassify the Board of Directors and to approve an amendment to the Company's Amended Regulations to require the annual election of directors;
- "FOR" the approval of an amendment to the Company's Amended Articles of Incorporation to require a majority vote for the election of a director and to approve an amendment to the Company's Amended Regulations addressing "holdover" directors; and
- "FOR" the ratification of the appointment of Deloitte & Touche LLP as Independent Accountants to audit the financial statements of the Company for the year 2008.

Q: Why do the proxy materials contain additional information regarding the Internet availability of proxy materials this year?

A: Pursuant to new rules adopted by the SEC, the Company will provide access to our proxy materials over the Internet. All shareholders will have the ability to access the proxy materials on the following website: www.proxyvote.com. Although the Company could have just provided you notice of the Internet availability of the proxy materials, the Company decided to send you a complete printed set of proxy materials. In the future, you may receive only a Notice of Internet Availability of Proxy Materials and you will have to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request an additional printed copy are available at www.proxyvote.com. In addition, you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Q: How can I get electronic access to the proxy materials?

A. At the website www.proxyvote.com you will find instructions regarding how to (i) view our proxy materials for the Annual Meeting on the Internet, and (ii) instruct the Company to send our future proxy materials to you electronically by email. If you choose to receive your future proxy materials by email, you will save the Company the cost of printing and mailing documents to you. If you choose to receive the proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Q: What shares can I vote?

A: You may vote all Company common shares and 6¾% Cumulative Convertible Preferred Shares that you own (or for which you have been given the right to provide instruction as to how such shares should be voted) as of the close of business on the Record Date. This includes: (i) shares held directly in your name as the shareholder of record, including common shares purchased through the Cincinnati Bell Employee Stock Purchase Plan; (ii) shares that are held by a trust used in connection with a Company employee or director plan pursuant to which the value of such shares have been credited to your account under such plan; and (iii) shares held for you as the beneficial owner through a broker or other nominee.

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: Many Cincinnati Bell shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Cincinnati Bell's transfer agent, Computershare Investor Services, LLC, you are considered the shareholder of record for those shares. As a shareholder of record, you may grant your voting proxy over the Internet or you may vote your shares in person at the meeting. You can also vote your proxy by mail or telephone following the instructions provided in the proxy card.

Beneficial Owner

If shares for which you can vote or direct the vote are held in a stock brokerage account or by another nominee (including a trust used in connection with a Company employee or director plan), you are considered the beneficial owner of shares held in street name, and your broker or nominee is considered to be the shareholder of record. If you are a participant in the Cincinnati Bell Inc. Retirement Savings Plan or the Cincinnati Bell Inc. Savings and Security Plan, you are the beneficial owner of the shares credited to your account. As the beneficial owner, a proxy/voting instruction card was forwarded to you by the shareholder of record. As the beneficial owner, you may direct your broker or nominee to vote the shares held in your account by proxy over the Internet. You can also provide your proxy/voting instructions by mail or telephone following the instructions provided in the proxy card. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares.

Q: **How can I attend and vote my shares at the meeting?**

A: Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. If you choose to attend the meeting and vote in person, you will need to provide proof of identification and then you will be presented a proxy card. Shares you hold or are deemed to hold beneficially, in street name or credited to your account under a Company employee or director plan, cannot be voted at the Annual Meeting unless you obtain a signed proxy from the shareholder of record authorizing you to vote these shares at the Annual Meeting.

Q: **How can I vote my shares without attending the meeting?**

A: Whether you hold shares directly as the shareholder of record or beneficially in street name or credited to your account under a Company employee or director plan, you may vote your proxy over the Internet without attending the meeting. You can also vote your proxy by mail or telephone. The methods for voting without attending the meeting are:

- By Internet — If you have Internet access, you may submit your vote from any location by following the instructions provided in the proxy card.
- By Telephone — If you live in the United States or Canada, you may submit your vote by following the "Vote by Phone" instructions provided on the proxy card.
- By Mail — You may vote by mail by completing and signing your proxy card and mailing it in the accompanying enclosed, pre-addressed postage-paid envelope.

Q: **What happens if I don't give specific voting instructions?**

A: The effect of you not providing specific voting instructions depends on whether you are the shareholder of record or the beneficial owner of the Company shares.

Shareholder of Record

If you are a shareholder of record and (i) you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or (ii) you sign and return a proxy without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owner

If you are deemed to be a beneficial owner of shares held in street name or credited to your account in a Company benefit plan and do not provide the organization that holds your shares with specific voting instructions, under the rules of the securities exchanges trading the Company's common shares, the organization that holds such shares may generally vote on *routine* matters but cannot vote on *non-routine* matters. If the organization that holds such shares does not receive instructions from you on how to vote such shares on a non-routine matter, the organization that holds such shares will inform the Inspector of Elections that it does not have authority to vote on such matter with respect to such shares. This is generally referred to as a "broker non-vote." When our Inspector of Elections tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present but will not otherwise be counted. The Company encourages you to provide voting instructions to the organization that holds such shares by carefully following the instructions provided in the proxy card or as described above.

Q: **Which ballot measures are considered "*routine*" or "*non-routine*"?**

A: While the NYSE will ultimately advise as to which matters are routine and non-routine, the Company believes that (i) Proposal 1 (election of directors) and Proposal 4 (ratification of Independent Accountants) involve matters that will be considered routine and (ii) Proposal 2 (proposal regarding the annual election of directors and to declassify the Board) and Proposal 3 (proposal to require majority vote for election of directors) involve matters that will be considered non-routine.

Q: How are abstentions treated?

A: Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether shareholders have approved Proposal 2 (proposal regarding the annual election of directors and to declassify the Board), Proposal 3 (proposal to require majority vote for election of directors), or Proposal 4 (ratification of Independent Accountants), abstentions will have a negative effect on the outcome of such proposals. For the purpose of determining whether shareholders have approved Proposal 1 (election of directors), abstentions are not treated as votes cast affirmatively or negatively, and therefore have no effect on the outcome of such proposals.

Q: Can I change my vote?

A: Yes. You may change your voting instructions at any time prior to the vote at the Annual Meeting. You may change your vote by either: (i) granting a new proxy or voting instructions bearing a later date (which automatically revokes the earlier proxy or voting instructions) whether made on the Internet, by telephone or by mail; (ii) if you are a shareholder of record, notifying the Company's Secretary in writing that you want to revoke your earlier proxy; or (iii) if you are a shareholder of record, attending the Annual Meeting, giving notice of your proxy revocation in open meeting and voting in person. Please note that in order to revoke your previously granted proxy at the Annual Meeting, you must specifically request the revocation of your previous proxy.

Q: What does it mean if I receive more than one proxy card?

A: It means that your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy cards that you receive.

Q: Where can I find the voting results of the meeting?

A: We will announce preliminary voting results at the meeting and publish final results in the Company's Quarterly Report on Form 10-Q for the first quarter of fiscal year 2008.

Q: What happens if additional proposals are presented at the meeting?

A: Other than the proposals described in this Proxy Statement, we do not expect any matters to be presented for a vote at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Phillip R. Cox, John M. Zrno and Alex Schumate, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of the nominees are not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors.

Q: What classes of shares are entitled to be voted?

A: Each common share and each 6¾% Cumulative Convertible Preferred Share outstanding as of the close of business on the Record Date is entitled to vote on all items being voted upon at the Annual Meeting. You are entitled to one vote for each common share and one vote for each 6¾% Cumulative Convertible Preferred Share you own of record on the Record Date or to provide instructions on how to vote such shares in which you have a beneficial interest. The 6¾% Cumulative Convertible Preferred Shares will vote with the common shares as one class on each of the proposals described in this Proxy Statement. There are no cumulative voting rights for either class of shares. On the Record Date, we had 248,418,569 common shares and 155,250 6¾% Cumulative Convertible Preferred Shares issued and outstanding.

Q: What is the quorum requirement for the meeting?

A: The quorum requirement for holding the meeting and transacting business is the presence, in person or by proxy, of a majority of the common and preferred shares issued and outstanding and entitled to vote at such meeting. However, even if a quorum is present, if any particular action requires other than a simple majority of the quorum under either the law, the Company's Amended Articles of Incorporation or the Company's Amended Regulations, that particular action will not be approved unless the required percentage of affirmative votes has been obtained.

Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: Who will count the votes?

A: A representative of Broadridge Financial Solutions, Inc. ("Broadridge") will tabulate the votes and act as the Inspector of Elections.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects voting privacy. Your vote will not be disclosed either within the Company or to third parties except (i) as necessary to meet applicable legal requirements, (ii) to allow for the tabulation of votes and certification of the vote, or (iii) to facilitate a successful proxy solicitation by the Board. Occasionally, shareholders provide written comments on their proxy card, which are forwarded to the Company's management.

Q: Who will bear the cost of soliciting votes for the meeting?

A: The Company is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. If you choose to access the proxy materials and/or vote via the Internet, you are responsible for any Internet access charges you may incur. In addition to the costs of mailing of the proxy materials, the Company may incur costs to provide additional copies of these proxy materials (if requested) and for its directors, officers and employees to solicit proxies or votes in person, by telephone or by electronic communication. Our directors, officers and employees will not receive any additional compensation for such activities. We have hired Georgeson Inc. to assist us in the distribution of proxy materials and the solicitation of votes. We will pay Georgeson Inc. a fee of $10,000 plus expenses for these services. We have also hired Broadridge to assist us in facilitating the voting of proxies over the Internet and serving as the Inspector of Elections. We will pay Broadridge a fee of approximately $12,000 plus expenses for these services. We will also reimburse brokerage houses and other nominees for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Q: What percentage of the Company's issued and outstanding voting shares do our directors and executive officers beneficially own?

A: Our directors and executive officers owned approximately 3.3% of our voting shares as of the Record Date.

Q: Do any of our shareholders hold more than 5% of the issued and outstanding shares of any class of the Company's voting stock?

A: As of the Record Date or earlier date, if indicated, each of the following entities (together with their affiliates) indicated that it held more than 5% of the issued and outstanding common shares of the Company: Barclays Global Investors, N.A., FMR LLC, GAMCO Investors, Inc. and Wells Fargo & Company. See page 30 for more details on number of shares owned and percentage ownership as of the Record Date or an earlier date, if indicated.

Q: **What is householding?**

A: Householding is a process that allows the Company to reduce costs and increase efficiencies by mailing only one copy of Company communications to multiple shareholders who reside at the same household mailing address. If you and other shareholders at the same household mailing address are currently receiving only one copy of Company communications at your mailing address but would like to receive separate copies, please see the instructions on page 65. If you and other shareholders at the same mailing address are currently receiving multiple copies of Company communications but would like to participate in our householding program, please see the instructions on page 65.

BOARD STRUCTURE AND CORPORATE GOVERNANCE

Our business, property and affairs are managed under the direction of our Board. Members of our Board are kept informed of our business through discussions with our President and Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and by participating in meetings of the Board and its committees.

General Information and Corporate Governance

The Company's Amended Regulations provide that the Board shall consist of not less than nine nor more than 17 persons, with the exact number to be fixed and determined by resolution of the Board or by resolution of the shareholders at any annual or special meeting of shareholders. The Board has determined that the Board shall consist of 10 members. With the resignation of Carl Redfield in November 2006 and the resignation of David B. Sharrock in October 2007, the Board currently has eight members and two vacancies. Mr. Redfield's and Mr. Sharrock's positions as directors will remain vacant as the Company conducts its search to fill their vacancies. The Board continues to seek and consider candidates to fill these vacancies. Any vacancy may be filled by the Board in accordance with law and the Company's Amended Regulations for the remainder of the term of the vacant directorship. The Board may fill those vacancies at any time.

As a result of the vacancies on the Board created by the resignations of Messrs. Redfield and Sharrock, the classes of directors were no longer balanced. Since the Company's Restated Amended Articles of Incorporation contemplate classes of directors of approximately equal size, the Governance and Nominating Committee and the Board of Directors decided on October 31, 2007 to change Bruce L. Byrnes from a Class III director to a Class I director, without extending his term. As a result of this reclassification, the three classes of directors now contain two (Class I), three (Class II) and three (Class III) members, and, therefore, are of approximately equal size.

Our Board currently has the following four committees: (i) the Audit and Finance Committee, (ii) the Compensation Committee, (iii) the Governance and Nominating Committee and (iv) the Executive Committee. The members and function of each committee are described below. During fiscal year 2007, the Board held 11 meetings, and no director attended less than 75% of all Board and applicable committee meetings during the period in which he or she served as a director.

Under the Company's Corporate Governance Guidelines, directors are expected to attend the Annual Meeting of Shareholders. All of the directors attended the 2007 Annual Meeting of Shareholders.

For information on how to obtain a copy of the Company's Corporate Governance Guidelines, please see page 65.

Evaluation of Director Independence

In accordance with the rules and listing standards of the NYSE and the Company's Corporate Governance Guidelines (see page 65 for information on how to obtain a copy), the Board affirmatively evaluates and determines the independence of each director and each nominee for election. Based on an analysis of information supplied by the directors, the Board evaluated whether any director has any material relationship with the Company, either directly, or as a partner, shareholder or officer of an organization that has a relationship with the Company that might cause a conflict of interest in the performance of a director's duties.

In particular, the Board considered the fact that the Company has been a party to transactions in the ordinary course of business with The Procter & Gamble Company. A member of the Board in 2007, Mr. Bruce L. Byrnes, served in an executive capacity at The Procter & Gamble Company. The Board believes that these transactions were entered into in the ordinary course of business under competitive marketplace conditions and on terms that were reasonable and in the best interests of the Company. The Board further believes that the transactions accounted for less than 2% of the annual gross revenues of The Procter & Gamble Company. The Board has determined that Mr. Byrnes did not receive any direct or indirect material benefit from such transactions.

Based on these standards, the Board determined that each of the following persons who served as a non-employee director in 2007 is independent and either has no relationship or only an immaterial relationship (e.g., Mr. Byrnes) with the Company, except as a director and stockholder:

- Bruce L. Byrnes
- Daniel J. Meyer
- Alex Shumate
- Phillip R. Cox
- Michael G. Morris
- John M. Zrno
- Robert W. Mahoney
- David B. Sharrock

In addition, based on these standards, the Board determined that John F. Cassidy is not independent because he is the President and Chief Executive Officer of the Company.

Executive Sessions of Non-Management Directors

The non-management directors of the Company meet in executive session without management present at each regularly scheduled meeting of the Board. Mr. Cox presides at the meetings of the non-management directors.

Committees of the Board

The following table sets forth the membership of the committees of the Board for 2007:

Name of Director	Audit and Finance	Compensation	Governance and Nominating	Executive
Non-Employee Directors (a)				
Bruce L. Byrnes		*	* (Chair)	*
Phillip R. Cox	*	*	*	* (Chair)
Robert W. Mahoney	*		*	
Daniel J. Meyer	* (Chair)	*		*
Michael G. Morris	*	* (Chair)		*
Alex Shumate			*	
John M. Zrno	*		*	
Employee Director				
John F. Cassidy				*
Former Director (b)				
David B. Sharrock		*		

(a) All Non-Employee Directors and Mr. Sharrock were determined by the Board to be independent directors.
(b) Mr. Sharrock served on the designated committee until his resignation on October 9, 2007.

Audit and Finance Committee: The Audit and Finance Committee consists of five persons, none of whom is an executive officer of the Company. The Audit and Finance Committee held nine meetings during 2007. The purpose of the Audit and Finance Committee is, among other things, to assist the Board of Directors in its oversight of (i) the integrity of the financial statements of the Company, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and qualifications of the Independent Accountants, and (iv) the performance of the Company's internal audit function and Independent Accountants. To this end, the Audit and Finance Committee meets in executive session with its own members and may also meet separately with the Independent Accountants, the Company's internal auditors, General Counsel or members of management. The Audit and Finance Committee Charter provides a more detailed description of the responsibilities and duties of the Audit and Finance Committee. For information on how to obtain a copy of the Audit and Finance Committee Charter, please see page 65.

In performing its duties, the Audit and Finance Committee meets as often as necessary and at least once each calendar quarter with members of management, the Company's internal audit staff and the Independent Accountants. An agenda for each such meeting is provided in advance to the members of the Audit and Finance Committee.

The Board determined that each member of the Audit and Finance Committee satisfies the independence requirements of the rules and regulations of the SEC and the independence and other requirements of the rules and listing standards of the NYSE. No member of the Audit and Finance Committee serves on the audit committees of more than three public companies. In addition, the Board determined that Daniel J. Meyer, Robert W. Mahoney and John M. Zrno are audit committee financial experts as defined in the regulations of the SEC and that each member of the Audit and Finance Committee is financially literate as defined by the rules and listing standards of the NYSE.

Compensation Committee: The Compensation Committee currently consists of four persons, none of whom is an executive officer. Prior to his resignation in October 2007, Mr. Sharrock also served on this committee. The Compensation Committee held five meetings during 2007. The Compensation Committee is responsible for, among other things, ensuring that directors and certain key executives are effectively and competitively compensated in terms of base compensation and short- and long-term incentive compensation and benefits. In addition, the Compensation Committee evaluates the performance of the Chief Executive Officer and reviews with management the succession planning process for key executive positions. The Compensation Committee Charter provides a more detailed description of the responsibilities and duties of the Compensation Committee. For information on how to obtain a copy of the Compensation Committee Charter, please see page 65.

In performing its duties, the Compensation Committee meets at least three times each calendar year. The Compensation Committee also meets separately with the Company's Chief Executive Officer and other corporate officers, as it deems appropriate, to establish and review the performance criteria and compensation of the Company's executive officers. An agenda for each meeting is provided in advance to the members of the Compensation Committee.

The Board determined that each member of the Compensation Committee satisfies the independence requirements of the rules and listing standards of the NYSE.

Governance and Nominating Committee: The Governance and Nominating Committee currently consists of five persons, none of whom is an executive officer. The Governance and Nominating Committee held six meetings during 2007. The Governance and Nominating Committee, among other things, identifies individuals to become members of the Board, periodically reviews the size and composition of the Board, evaluates performance of Board members, makes recommendations regarding the determination of a director's independence, recommends committee appointments and chairpersons to the Board, periodically reviews and recommends to the Board updates to the Company's Corporate Governance Guidelines and related Company policies and oversees an annual evaluation of the Board and its committees. The Governance and Nominating Committee Charter provides a more detailed description of the responsibilities and duties of the Governance and Nominating Committee. For information on how to obtain a copy of the Governance and Nominating Committee Charter, please see page 65.

In performing its duties, the Governance and Nominating Committee meets at least four times each calendar year. The Chief Executive Officer and the Secretary of the Company typically attend the meetings of the Governance and Nominating Committee. An agenda for each such meeting is provided in advance to the members of the Governance and Nominating Committee.

The Board determined that each member of the Governance and Nominating Committee satisfies the independence requirements of the rules and listing standards of the NYSE.

Executive Committee: The Executive Committee consists of five persons, one of whom is the President and Chief Executive Officer of the Company. The Committee held two meetings during 2007. The Executive Committee acts on behalf of the Board in certain matters, when necessary, between Board meetings.

Director Nominations

The Governance and Nominating Committee will consider director candidates recommended by shareholders. The Governance and Nominating Committee did not receive, and therefore did not consider, any recommendations for director candidates for the 2008 Annual Meeting by any qualified shareholder.

The Governance and Nominating Committee uses the following process to identify and evaluate director nominee candidates. Any qualified individual or group, including shareholders, incumbent directors and members of top management, may at any time propose a candidate to serve on the Board. Background information on proposed candidates is forwarded to the Governance and Nominating Committee. The Governance and Nominating Committee reviews forwarded materials relating to prospective candidates in the event of a director vacancy. A candidate selected from the review is interviewed by each member of the Governance and Nominating Committee, unless the member waives the interview requirement. If approved by the Governance and Nominating Committee, the candidate will be recommended to the full Board for consideration. The Governance and Nominating Committee evaluates shareholder-recommended candidates in the same manner as it evaluates all other candidates.

The selection criteria for board members includes the following:

- established leadership reputation in his or her field;
- recognition for good business judgment;
- active in business;
- knowledge of business on a national/global basis;
- high ethical standards;
- familiarity with the field of telecommunications services;
- commitment to board/committee meeting attendance; and
- contribution to gender, racial and/or geographical diversity of Board.

DIRECTOR COMPENSATION

Director Compensation Arrangements

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that Directors spend in fulfilling their duties to the Company as well as the skill-level required.

Compensation for Employee Directors

Directors who are also employees of the Company (or any subsidiary of the Company) receive no additional compensation for serving on the Board or its committees.

General Compensation Policy for Non-Employee Directors

Directors who are not employees of the Company or any subsidiary of the Company ("non-employee directors") receive an annual retainer ($30,000 in 2007 and increased to $50,000 for 2008) plus $2,000 for each Board and committee meeting attended. This increase in the annual retainer is intended to make the Board's total compensation package more comparable to other publicly traded companies, thereby helping the Board to attract and retain qualified directors. The chairperson of the Audit and Finance Committee receives a $17,500 annual retainer, the chairperson of the Compensation Committee receives a $10,000 annual retainer and the chairperson of the Governance and Nominating Committee receives a $8,500 annual retainer. The members of the Audit and Finance Committee receive a $5,000 annual retainer and members of each of the Compensation Committee and the Governance and Nominating Committee receive a $2,500 annual retainer. In addition to the applicable retainers and meeting fees described above, Mr. Cox, Chairman of the Board, also receives an additional director fee determined by the Board annually ($180,000 for 2007 and $180,000 for 2008) for his service as Chairman.

Non-Employee Directors Deferred Compensation Plan

The Cincinnati Bell Inc. Deferred Compensation Plan for Outside Directors (the "Directors Deferred Compensation Plan") currently allows each non-employee director of the Company to choose to defer receipt of all or a part of his or her director fees and annual retainers and to have such deferred amounts credited to an account of the director under the plan. A non-employee director may also choose to have such deferrals assumed to be invested among a number of investment options that are designated for this purpose by the Compensation Committee of the Board, and his or her account under the plan is adjusted by the investment returns that would result if such amounts were assumed to be invested in the investment options that he or she chooses.

In addition, each non-employee director of the Company on the first business day of the year, both in each of 2007 and 2008, had his or her account under the Directors Deferred Compensation Plan credited on such date with an amount equal to the value of 6,000 common shares of the Company. Subject to future changes in the plan, each non-employee director of the Company may, in the discretion of the Board, also have his or her account under the plan credited on any other date with an amount equal to the value of a number of Company common shares determined by the Board. The Board will exercise its discretion in crediting amounts to the plan accounts of the non-employee directors with the intent that such credits, together with other compensation that either is paid in the form of Company common shares or has its value determined in relation to the value of common shares (such grants and such other compensation referred to as "Company equity-based compensation"), provide Company equity-based compensation for the Company's non-employee directors that each year is approximately equal to the median level of the value of equity-based compensation provided by a group of comparable peer group companies to such other companies' non-employee directors. A non-employee director's account under the plan is also adjusted by the investment returns that would result if such amounts were assumed to be invested exclusively in common shares of the Company. A non-employee director will generally be vested in the amounts credited to his or her account under the plan only if he or she completes at least five years of active service as a non-employee director of the Company (with a fraction of a year of service as a non-employee director being rounded up or down to the nearest whole year) or if he or she dies while a member of the Board.

A non-employee director of the Company who served as a non-employee director prior to the last fiscal year may also have had additional amounts credited to his or her account under the Directors Deferred Compensation Plan based on his or her deferral of director fees and annual retainers for earlier years or on other extra amounts that were credited by the Company to his or her account under the plan prior to such year. The portion of a non-employee director's account under the plan that is attributable to such earlier credited amounts is also adjusted by the investment returns that would result if such amounts were assumed to be invested in investment options that he or she chooses, in common shares or in other investments, depending on the particular credits that are involved.

Other than for certain circumstances described below and subject to future changes in the Directors Deferred Compensation Plan, a non-employee director of the Company can, if he or she complies with specific election rules and procedures set forth in or adopted under the plan and with the requirements of applicable law (including the American Jobs Creation Act of 2004, which generally applies to any compensation of a non-employee director that is credited to his or her account under the plan in 2005 or any later year), elect that the vested amounts credited to his or her account under the Directors Deferred Compensation Plan will not be received by him or her (and thereby generally will not be subject to federal income tax) until after he or she has ceased to be a member of the Board or until a specific year he or she chooses that is not earlier than the year in which the sixth anniversary of his or her deferral election occurs. When the vested amounts are to be paid, he or she generally may elect to have the amounts distributed in a lump sum or in up to ten annual installments.

Each payment made to a non-employee director of the vested amounts credited to his or her account under the Directors Deferred Compensation Plan is made in the form of cash to the extent such amounts are deemed to be invested under the plan other than in common shares and will be distributed in the form of common shares to the extent such amounts are deemed to be invested under the plan in such shares; except that (i) the vested portion of his or her account under the plan that is attributable to the annual credits that are or have been made to his or her plan account for serving as a member of the Board and (ii) the value of any vested amount that is deemed to be invested in a fractional common share will, in each such case, only be paid in cash.

The Company will reimburse a non-employee director for all reasonable commissions or similar costs he or she incurs in selling any common shares he or she receives under the Directors Deferred Compensation Plan, or make arrangements to permit the director to have such shares sold without commissions or similar fees charged to him or her, if the director wants to sell such shares shortly (generally within two weeks) after he or she receives them.

The Directors Deferred Compensation Plan provides three exceptions to the rules regarding the timing of distributions of a non-employee director's account under the plan: (i) in the event of a change in control of the Company; (ii) at the election of the non-employee director in the event of severe financial hardship; and (iii) at the election of the non-employee director if he or she agrees to certain forfeitures and restrictions (although under the American Jobs Creation Act of 2004, this final exception cannot apply to amounts attributable to compensation credited on or after January 1, 2005 to a non-employee's account under the plan).

Until paid, all amounts credited to a non-employee director's account under the Directors Deferred Compensation Plan are not funded or otherwise secured, and all payments under the plan are made from the general assets of the Company.

The Directors Deferred Compensation Plan must comply with the requirements of the American Jobs Creation Act of 2004 in order to retain its ability to defer federal income tax on certain amounts credited to a non-employee director's account under the plan. The Company has amended the plan to meet the requirements of the American Jobs Creation Act of 2004, and will make further amendments as necessary to comply with the regulations adopted by the IRS to implement the Act.

Non-Employee Directors Stock Option Plans

The Company grants its non-employee directors stock options to purchase common shares and/or time-based restricted shares under the Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors (the "2007 Directors Stock Option Plan"). Pursuant to the current terms of such plan, each non-employee director of the Company, at the discretion of the Board, may be granted:

- a stock option for a number of common shares and/or a number of restricted common shares (as determined by the Board) on the first day of his or her initial term of office as a non-employee director of the Company; and
- a stock option for a number of common shares and/or a number of restricted common shares (as determined by the Board) on the date of each annual meeting, if such director first became a non-employee director of the Company before the date of such annual meeting and continues in office as a non-employee director after such meeting.

On the date of the 2007 Annual Meeting, each non-employee director in office immediately prior to such annual meeting and continuing in office thereafter received a stock option grant for 9,000 common shares. Effective in 2008, the Board eliminated both the grant of the stock option for a non-employee director's initial term and the annual stock option grant to incumbent directors after each annual meeting. Instead, the Board has decided to grant restricted common shares with an aggregate value of $35,000 on the date of grant to each incumbent, non-employee director at each annual meeting of shareholders, beginning with the 2008 Annual Meeting of Shareholders. These restricted shares awards will not vest until the third anniversary of the grant date and payment of such grants will be deferred until such non-employee director ceases to be a director of the Company.

The Board will exercise its discretion in granting such options and/or restricted common shares with the intent that such grants, together with other Company equity-based compensation, provide Company equity-based compensation for the Company's non-employee directors that each year is competitive with the value of equity-based compensation provided by comparable companies to their non-employee directors.

A non-employee director of the Company who served as a non-employee director prior to April 28, 2007 may also have had additional stock options granted to him or her before such date under the Cincinnati Bell Inc. 1997 Stock Option Plan for Non-Employee Directors (the "1997 Directors Stock Option Plan"). The 1997 Directors Stock Option Plan expired and no awards were granted under the plan after April 28, 2007.

Each stock option granted to a non-employee director under the 1997 and 2007 Directors Stock Option Plans requires that, upon the exercise of the option, the price to be paid for the common shares that are being purchased under the option will be equal to 100% of the fair market value of such shares as determined at the time the option is granted.

With certain exceptions provided in each of the 1997 and 2007 Directors Stock Option Plans, a non-employee director of the Company who is granted an option under the plan generally will have ten years from the date of the grant of the option to elect to exercise the option.

In general, each restricted share award will require that the restrictions not lapse in full unless the non-employee director continues to serve as a director of the Company for at least three years after the award grant date or ends service as a Company director under special circumstances (e.g., death, disability, or attaining retirement age).

Actual Director Compensation in 2007 Fiscal Year

The following table shows the compensation paid to our non-employee directors for the 2007 fiscal year.

Director Compensation for Fiscal 2007

Name	Fees Earned or Paid in Cash ($) (a)	Stock Awards ($) (b)(d)	Option Awards ($) (c)(d)	Total ($)
Bruce L. Byrnes	88,250	39,738	16,129	144,117
Phillip R. Cox	288,000	32,408	16,129	336,537
Robert W. Mahoney	83,500	24,707	16,129	124,336
Daniel J. Meyer	105,375	32,010	16,129	153,514
Michael G. Morris	87,875	34,453	16,129	138,457
Alex Shumate	67,500	16,712	16,129	100,341
John M. Zrno	—	32,010	95,239	127,249
David B. Sharrock (Resigned)	40,375	26,034	16,129	82,538

(a) Board fees included deferred compensation during 2007 for those directors who deferred some or all of their cash retainer/fees.

(b) The values reflect the FAS 123(R) expense the Company recorded in 2007. Each non-employee director had his account under the Directors Deferred Compensation Plan credited with an amount equal to the value of 6,000 common shares of the Company on January 3, 2007. The values reflect an increase in the value of the 2007 award resulting from the change in the Company's closing stock price on January 3, 2007 of $4.65 to $4.75 at December 31, 2007. The values also reflect an increase in the value of awards granted in prior years resulting from the change in the Company's closing stock price of $4.57 at December 31, 2006 to $4.75 at December 31, 2007. All directors, except for Messrs. Byrnes, Mahoney, Morris and Shumate, are 100% vested in these awards. For a discussion of the valuation assumptions and methodology, see Note 14 to the Company's Consolidated Financial Statements included in the Annual Report of Form 10-K for the year ended December 31, 2007.

(c) On the date of the 2007 Annual Meeting of Shareholders (May 3, 2007), each director was granted a stock option for 9,000 shares. In addition, Mr. Zrno elected and received his annual retainer and director's fees, which totaled $89,500 for 2007, in the form of a grant of a stock option for 48,400 common shares instead of cash. The values reflect both the grant date fair value and the FAS 123(R) expense the Company recorded in 2007 as these stock options were fully vested on the date of grant. For a discussion of the valuation assumptions and methodology, see Note 14 to the Company's Consolidated Financial Statements included in the Annual Report of Form 10-K for the year ended December 31, 2007.

(d) As of December 31, 2007, the non-employee directors (and former director) held an aggregate of 203,117 stock awards and an aggregate of 1,702,225 options, as set forth below:

Name	Number of Stock Awards Outstanding As of December 31, 2007	Number of Options Outstanding As of December 31, 2007
Bruce L. Byrnes	19,500	61,000
Phillip R. Cox	39,221	91,925
Robert W. Mahoney	18,000	52,000
Daniel J. Meyer	25,500	97,000
Michael G. Morris	19,500	61,000
Alex Shumate	12,000	43,000
John M. Zrno	25,500	1,208,050
David B. Sharrock (Resigned)	43,896	88,250

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2007, the members of the Compensation Committee included Messrs. Byrnes, Cox, Meyer, Morris and, for a portion of the year, Mr. Sharrock. None of the Compensation Committee's current members has at any time been an officer or employee of the Company. None of the Company's executive officers serves, or in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board or Compensation Committee.

CODE OF BUSINESS CONDUCT AND CODES OF ETHICS

The Company has a Code of Business Conduct applicable to all officers and employees that describes requirements related to ethical conduct, conflicts of interest and compliance with laws. In addition to the Code of Business Conduct, the Chief Executive Officer and senior financial officers are subject to the Code of Ethics for Senior Financial Professionals and the directors are subject to the Code of Ethics for Directors.

For information on how to obtain a copy of the Company's Code of Business Conduct, Code of Ethics for Senior Financial Professionals or Code of Ethics for Directors, please see page 65.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is the Company's preference to avoid related party transactions. Current SEC rules define a related party transaction to include any transaction, arrangement or relationship (i) in which the Company is a participant, (ii) in which the transaction has an aggregate value greater than $120,000, and (iii) in which any of the following persons has or will have a direct or indirect interest:

- an executive officer, director or director nominee of the Company;
- any person who is known to be the beneficial owner of more than 5% of the Company's common shares;
- any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of the Company's common shares; or
- any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

The Company's Code of Ethics for Senior Financial Officers, the Company's Code of Ethics for Directors and the Company's Code of Business Conduct require directors, officers and all other members of the workforce to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest. The Company's Code of Business Conduct, Code of Ethics for Senior Financial Officers and Code of Ethics for Directors generally require (i) a director to promptly disclose to the Governance and Nominating Committee any potential or actual conflict of interest involving him or her and (ii) an employee, including the executive officers, to promptly disclose a conflict of interest to the General Counsel. The Governance and Nominating Committee (and, if applicable, the General Counsel) determines an appropriate resolution to actual or potential conflicts of interest on a case-by-case basis. All directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests.

All related party transactions shall be disclosed in the Company's applicable filings with the Securities and Exchange Commission as required under SEC rules. In 2007, the related party transactions required to be disclosed are as follows:

- Mr. Cassidy, a director and President and Chief Executive Officer of the Company, serves as a trustee for the Boomer Esiason Foundation (the "Foundation"), a non-profit corporation established to provide support to find a cure for cystic fibrosis. In 2007, the Company donated approximately $375,000 of in-kind services to the Foundation. The Company believes that Mr. Cassidy received no personal benefit in connection with the Company providing these in-kind services and, therefore, has no interest in this transaction.
- Mr. Byrnes, a director of the Company, is an executive officer of The Procter & Gamble Company ("P&G"). The Company provides certain telecommunication services to P&G. A substantial portion of the services provided to P&G are provided by the Company as a public utility at rates fixed in conformity with law. All other services were provided by the Company in the ordinary course of its business under competitive marketplace conditions and on terms that were reasonable and in the best interests of the Company. The aggregate amount paid by P&G for the Company's services in 2007 was approximately $9 million. The Company believes that Mr. Byrnes received no personal benefit in connection with the Company providing these services and, therefore, has no interest in these transactions.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The Company's Amended Regulations provide that the Board shall consist of not less than nine nor more than 17 persons, with the exact number to be fixed and determined by resolution of the Board or by resolution of the shareholders at any annual or special meeting of shareholders. The Board has determined that the Board shall consist of 10 members. With the resignation of Carl Redfield in November 2006 and the resignation of David B. Sharrock in October 2007, the Board of the Company presently has eight members, one of whom is an officer of the Company, and two vacancies. The Board may fill these vacancies at any time. The Board continues to seek and consider candidates to fill these vacancies. Any vacancy may be filled by the Board in accordance with law and the Company's Amended Regulations for the remainder of the full term of the vacant directorship.

The Company's Amended Articles of Incorporation currently provide for the directors to be divided into three classes of approximately equal size. As a result of the vacancies on the Board created by the resignations of Messrs. Redfield and Sharrock, the classes of directors were no longer balanced. Since the Company's Amended Articles of Incorporation contemplate classes of directors of approximately equal size, the Governance and Nominating Committee and the Board of Directors decided on October 31, 2007 to move Bruce L. Byrnes from a Class III director to a Class I director, without extending his term. As a result of this reclassification, the three classes of directors now contain two (Class I), three (Class II) and three (Class III) members, and, therefore, are of approximately equal size. When these vacancies on the Board are filled, the Board will do so in a manner that maintains the classes of approximately equal size.

Generally, at each Annual Meeting of Shareholders, directors constituting one class are elected for three-year terms. However, because the directors whose terms are expiring are from multiple classes and nominees are being proposed for multiple classes, not all directors at this Annual Shareholder Meeting will be elected to a three-year term. Instead, upon election, the terms of the three directors in Class III will expire in 2011 and the term of the one director in Class I will expire in 2009 (corresponding with the expiration of the other Class I director). The term of the other director in Class I expires in 2009. The terms of the three directors in Class II expire in 2010. The directors of each class will serve until their respective successors are elected and qualified.

The Board nominated John F. Cassidy, Robert W. Mahoney and Daniel J. Meyer, all of whom are incumbent directors, as Class III directors, to serve until the 2011 Annual Meeting of Shareholders and Bruce L. Byrnes, an incumbent director, as a Class I director, to serve until 2009. Since the Company's retirement policy applicable to Board members provides that directors cannot continue to serve on the Board past the annual meeting following their attaining the age of 72, Messrs. Mahoney and Meyer will serve only until the annual meeting in 2009, at which time their retirements will cause two vacancies in the Class III directorships.

If, at the time of the Annual Meeting, one or more of the nominees should be unavailable or unable to serve as a candidate, the shares represented by the proxies will be voted to elect the remaining nominees, if any, and any substitute nominee or nominees designated by the Board. The Board knows of no reason why any of the nominees will be unavailable or unable to serve.

Information regarding the business experience of each nominee is provided below.

Our Recommendation

The three director nominees for Class III who receive the greatest number of votes will be elected to the Board as Class III directors and the one director nominee for Class I who receives the greatest number of votes will be elected to the Board as a Class I director. Abstentions from voting will have no effect on the outcome of the election and, since the Company believes this matter to be "routine," broker non-votes will likely be voted by the organizations holding such shares in their discretion. The Board recommends election of each of the nominees.

The following are brief biographies of each director of the Company, including those nominated for election.

NOMINEES FOR CLASS III DIRECTORS
(Terms Expire in 2011)



John F. Cassidy

Mr. Cassidy has been the President and Chief Executive Officer of Cincinnati Bell Inc. since July 2003 and a director of Cincinnati Bell Inc. since September 2002. Among other positions held with the Company, he has been President and Chief Operating Officer of Cincinnati Bell Telephone Company since May 2001; and President of Cincinnati Bell Wireless Company since 1997. Director since 2002. Age 53.



Robert W. Mahoney

Mr. Mahoney is retired. He served as Chairman of the Board and Chief Executive Officer of Diebold, Inc. (a manufacturer of automated self-service transaction systems) from 1988 until April 2000. He is a director of The Timken Company and The Sherwin-Williams Company. Director since 2004. Age 71.



Daniel J. Meyer

Mr. Meyer is retired and the former Chairman and Chief Executive Officer of Milacron, Inc. (a manufacturer of metal working fluids and plastics processing machinery and systems) from 1991 through May 2001. He is a director of AK Steel Holding Corporation and Hubbell Incorporated. Director since 1999. Age 71.

NOMINEES FOR CLASS I DIRECTOR
(Term Expires in 2009)



Bruce L. Byrnes

Mr. Byrnes is currently Vice Chairman — Global Brand Building Training of The Procter & Gamble Company (a consumer products company). Prior to that, he was Vice Chairman and President — Global Household Care of The Procter & Gamble Company. From 2002 through 2004, he served The Procter & Gamble Company as Vice Chairman of the Board and President — Global Beauty & Feminine Care and Global Health Care. He is a director of The Procter & Gamble Company. Director since 2003. Age 59.

Proxy Statement

CLASS I DIRECTOR
(Term Expires in 2009)



Alex Shumate

Mr. Shumate has been the managing partner of the Columbus office of Squire, Sanders & Dempsey L.L.P. (an international law firm) since 1991. He is a director of Nationwide Financial Services and Wm. Wrigley Jr. Company. Director since 2005. Age 57.

CLASS II DIRECTORS
(Terms Expire in 2010)



Phillip R. Cox

Mr. Cox has been President and Chief Executive Officer of Cox Financial Corporation (a financial planning services company) since 1972. He is a director of the Federal Reserve Bank of Cleveland, Duke Energy Corporation, The Timken Company, Touchstone Mutual Funds, Long Stanton Manufacturing Company and a member of the Board of Trustees for the University of Cincinnati. Director since 1993. Age 60.



Michael G. Morris

Mr. Morris has been the President and Chief Executive Officer of American Electric Power (an electric and gas utility) since January 2004 and the Chairman of American Electric Power since February 2004. Before joining American Electric Power, he was the Chairman, President and Chief Executive Officer of Northeast Utilities System from 1997 through December 2003. He is a director of The Hartford Financial Corp. Director since 2003. Age 61.



John M. Zrno

Mr. Zrno is retired. He was President and Chief Executive Officer of IXC Communications, Inc. (a telecommunications company) from June 1999 through November 1999. He served as President and Chief Executive Officer of ALC Communications Corporation from 1988 through 1995. He is a director of BullsEye Telecom. Director since 1999. Age 69.

APPROVAL OF A COMPANY PROPOSAL TO DECLASSIFY THE BOARD OF DIRECTORS AND REQUIRE ANNUAL ELECTION OF DIRECTORS
(Item 2 on the Proxy Card)

Proposal: To amend the Company's Restated Amended Articles of Incorporation to declassify the Board of Directors and to approve an amendment to the Company's Amended Regulations to require the annual election of directors.

The Board is submitting a proposal to shareholders to amend the Company's Restated Amended Articles of Incorporation (the "Amended Articles of Incorporation") to declassify the Board of Directors and to amend the Company's Amended Regulations to require the annual election of directors.

Currently, the Board is divided into three classes, with directors elected to staggered three-year terms. Approximately one-third of the directors stand for election each year. If the proposed amendments to the Amended Articles of Incorporation and to the Amended Regulations are approved, directors will be elected to one-year terms of office starting at the 2009 annual meeting of shareholders. If the action is approved, the declassification of the Board will transition as follows:

- Current directors, including those elected to three-year terms at the 2008 annual meeting, will continue to serve the remainder of their elected terms; and
- Starting with the Annual Meeting of Shareholders in 2009, directors will be elected annually, so that by the annual meeting of shareholders in 2011, all directors will be elected annually.

The Governance and Nominating Committee and the Board carefully considered the advantages and disadvantages of maintaining the classified Board structure. They considered that the overlapping three-year terms of directors are designed to provide stability, enhance long-term planning and insure that, at any given time, there are directors serving on the Board who are familiar with the Company and our business and strategic goals. Staggered terms also give new directors an opportunity to gain knowledge about our business and strategies from experienced directors and may assist us in attracting director candidates interested in making a long-term commitment to us and our shareholders. A classified board structure arguably also enhances the independence of the non-management members of the Board.

The Committee and Board also considered the views that a classified board structure reduces director accountability to shareholders and diminishes shareholder influences over a corporation's policies. In addition, the Committee and the Board considered that many U.S. public companies have eliminated their classified board structures in recent years in favor of annual director elections.

After weighing all of these considerations, the Governance and Nominating Committee recommended to the Board the elimination of staggered director terms. The Board has approved the proposed amendment to the Amended Articles of Incorporation to *eliminate* Article Fifth which requires staggered terms for directors and to add a new Section 2 to Article II of the Amended Regulations (and renumber the remaining sections of Article II accordingly) to provide for annual election of directors. The new Section 2 to Article II of the Amended Regulations would read as follows:

> **Section 2. *Election and Term.*** Except as otherwise provided by law, the Articles of Incorporation of the Company or these Regulations, directors shall be elected at the annual meeting of shareholders to serve one-year terms and until their successors are elected and qualified; provided, however, that directors serving on the date of the annual meeting of shareholders in 2008, including those elected at such meeting, shall continue to serve the remainder of their elected terms. The number of directors of the corporation shall be fixed from time to time in accordance with the Regulations and may be increased or decreased as herein provided.

Vote Required

Adoption of the proposed amendments to the Company's Amended Articles of Incorporation and Amended Regulations requires both (i) the affirmative vote of the holders of two-thirds of the issued and outstanding common shares and 6¾% Cumulative Convertible Preferred Shares, voting as one class and (ii) the affirmative vote of the holders of a majority of disinterested shares voted on the proposal. Accordingly, in determining the vote of the issued and outstanding common shares and 6¾% Cumulative Convertible Preferred Shares, voting as one class (subclause (i) above), abstentions from voting and broker non-votes will have the effect of a vote against the proposed amendment and, in determining the vote of disinterested shares voted (subclause (ii) above), abstentions from voting and broker non-votes will have no effect on the vote.

If approved, this amendment will become effective upon the filing of a Certificate of Amendment to the Company's Amended Articles of Incorporation with the Secretary of State of Ohio. The Company would make such filing promptly after approval of the proposal at the annual meeting. The directors elected at the 2009 annual meeting of shareholders would then be elected to serve one-year terms.

For purposes of the above vote, "disinterested" shares means voting shares beneficially owned by any person not an interested shareholder or an affiliate or associate of an interested shareholder. An interested shareholder, with respect to the Company, means a person, other than the Company, a subsidiary of the Company, any employee stock ownership or benefit plan of the Company or a subsidiary of the Company, or any trustee or fiduciary with respect to any such plan acting in such capacity, who is the beneficial owner of a sufficient number of shares of the Company that, when added to all other shares of the Company in respect of which that person may exercise or direct the exercise of voting power, would entitle that person, directly or indirectly, alone or with others, including affiliates and associates of that person, to exercise or direct the exercise of ten percent (10%) of the voting power of the Company in the election of directors after taking into account all of that person's beneficially owned shares that are not currently outstanding.

The Board recommends a vote FOR the proposed amendments.

Effect of Management Vote on Proposal

Since the directors and officers of the Company own beneficially 8,091,316 voting securities or 3.3 percent of the outstanding voting securities, their votes are not likely to have a material impact on whether the proposal is adopted.

APPROVAL OF A COMPANY PROPOSAL
TO REQUIRE A MAJORITY VOTE FOR THE ELECTION OF A DIRECTOR
(Item 3 on the Proxy Card)

Proposal: To amend the Company's Restated Amended Articles of Incorporation to require a majority vote for the election of a director and to approve an amendment to the Company's Amended Regulations addressing "holdover" directors.

Current Standard

Prior to January 1, 2008, Ohio law mandated that directors be elected by a plurality of the votes cast; that is, director nominees with the most votes cast in their favor are elected, notwithstanding any withheld votes or votes against their election. Effective January 1, 2008, Ohio law has been amended to allow companies to provide for a majority vote for the election of a director by providing that, unless the Articles of Incorporation otherwise provide, directors are elected by a plurality of the votes cast. The Company's Amended Articles of Incorporation are silent on this issue presently. As a result, the plurality standard governs the election of directors of the Company.

Description of Amended Articles of Incorporation Amendment and Amended Regulations Amendment Generally

The Board has adopted and now recommends shareholder approval of proposals to amend: (i) the Company's Amended Articles of Incorporation to require that a candidate in an uncontested election for director receive a majority of the votes cast in order to be elected as a director, and (ii) the Company's Amended Regulations to handle "holdover" director issues. In contested elections where the number of nominees exceeds the number of directors to be elected, the vote standard would continue to be a plurality of the votes cast.

Background

Shareholders of many public companies have recently urged that directors be required to receive a majority of the votes cast in favor of their election rather than the generally applicable plurality standard (which simply requires more votes than those of any other candidate). In fact, last year, the Company received such a proposal from one of its shareholders; however, Ohio law at that time did not permit a majority vote standard and, as such, the proposal was not submitted to the shareholders last year. The Company agreed with that shareholder to support such standard at a time when the Ohio law allowed. In response to similar shareholder requests, a number of public companies have recently adopted charter or bylaw provisions requiring a majority vote standard and/or bylaws or corporate governance guidelines requiring that a director not receiving such a majority submit his or her resignation to the Board or one of its committees. The resignation policy or bylaw is designed to deal with the typical state law provision that provides that a director remains in office until his successor is elected, even if the director has not received a vote sufficient for re-election (a "holdover director").

The Governance and Nominating Committee and the Board of Directors have carefully considered the arguments for and against a majority vote standard. The plurality standard provides greater certainty that the annual election will result in a full and duly elected board of directors. However, the Board also recognizes that requiring a majority of the votes cast insures that only directors with broad acceptability among the voting shareholders will be seated on the Board and enhances the accountability of each Board member to the shareholders. Therefore, the Board has concluded that the majority vote standard and the director resignation provisions would be in the best interest of the Company.

Amendment of Amended Articles of Incorporation

Under Ohio law, a standard other than a plurality may only be used if it is specified in the Articles of Incorporation. If the amendment is approved, a new Article of the Company's Amended Articles of Incorporation will be added to read as follows:

> [FIFTH][TENTH]*: Except as otherwise provided in Article Fourth regarding the election of directors by the holders of any series of Preferred Shares, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided, that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a vote of the plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Article, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director.

If approved, this amendment will become effective upon the filing of a Certificate of Amendment to the Company's Amended Articles of Incorporation with the Secretary of State of Ohio. The Company would make such a filing promptly after approval of the proposal at the annual meeting. The new standard would then be applicable to the election of directors at the 2009 annual meeting of shareholders.

---

* The numbering of the Article to be added if this proposal (the "Majority Vote Proposal") is adopted will depend on whether the Company proposal to declassify the Board of Directors (Item 2 on the Proxy Card) (the "Declassification Proposal") is approved by the shareholders. If the Declassification Proposal is approved, the new Article will be numbered "FIFTH"; but if the Declassification Proposal is not approved, the new Article will be numbered "TENTH."

Amendment of Amended Regulations

Under Ohio law, a director continues to serve in office until his or her successor is elected or until there is a decrease in the number of directors, even if the director is a candidate for re-election and does not receive the required vote. To address the potential for such a "holdover director" if the new majority vote standard is adopted, the Board has approved a new provision to be added to the Company's Amended Regulations as a Section of Article II (and the remaining sections of Article that would be renumbered accordingly) to read as follows.

> **[Section 2] [Section 3].**** ***Failed Director Election/Director Resignation.*** If a nominee for director is not elected and the nominee is an incumbent director, the director shall promptly tender his or her resignation to the board of directors, subject to acceptance by the board of directors. The Governance and Nominating Committee will make a recommendation to the board of directors as to whether to accept or reject the director's resignation or whether other action should be taken. The board of directors will act on the tendered resignation, taking into account the Governance and Nominating Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. The Governance and Nominating Committee in making its recommendation and the board of directors in making its decision may consider any factors or other information that they consider appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the Governance and Nominating Committee or the decision of the board of directors with respect to his or her resignation.
>
> If a director's resignation is accepted by the board of directors pursuant to this Regulation, or if a nominee for director is not elected and the nominee is not an incumbent director, the board of directors may fill the resulting vacancy pursuant to Section 5 of Article II of the Regulations or may decrease the size of the board pursuant to the provisions of Section 1 of Article II of the Regulations.

The provision will become effective upon shareholder approval of the amendment described herein and upon filing of the Certificate of Amendment described above. A holdover director issue only arises if the majority voting standard is adopted.

The new Regulation provision provides that, if an incumbent director is nominated but not re-elected, the director shall tender his or her resignation to the Board, subject to acceptance by the Board. The Governance and Nominating Committee will make a recommendation to the Board concerning such resignation, and the Board will act on the tendered resignation and publicly disclose its decision regarding the tendered resignation and the rationale behind its decision within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the recommendation of the Governance and Nominating Committee or the decision of the Board with respect to his or her resignation.

If a director's resignation is accepted by the Board pursuant to the proposed regulation, or if a nominee for director is not elected and the nominee is not an incumbent director, the Board may fill the resulting vacancy or may decrease the size of the Board pursuant to other provisions of the Amended Regulations.

** The numbering of the Section to be added to Article II of the Amended Regulations if the Majority Vote Proposal is adopted will depend on whether the Company's Declassification Proposal is approved by the shareholders. If the Declassification Proposal is approved, the new Section to Article II will be numbered "Section 3"; but if the Declassification Proposal is not approved, the new Section to Article II will be numbered "Section 2."

Vote Required

The proposals to amend the Amended Articles of Incorporation to require a majority vote for election of a director and to amend the Amended Regulations to handle any holdover directors are being presented for approval together as a package because, if the majority vote standard is not approved, there are no holdover director issues. Under plurality voting, the directors who receive the most votes are elected and, therefore, there are no holdover directors.

Adoption of the proposed amendments to the Amended Articles of Incorporation and the Amended Regulations requires the affirmative vote of the holders of two-thirds of the issued and outstanding common shares and 6¾% Cumulative Convertible Preferred Shares, voting as one class. Accordingly, abstentions from voting and broker non-votes will have the effect of a vote against the proposed amendments.

The Board recommends a vote FOR the proposed amendments.

Effect of Management Vote on Proposal

Because the directors and officers of the Company own beneficially 8,091,316 voting shares or 3.3 percent of the outstanding voting securities, their votes are not likely to have a material impact on whether the proposal is adopted.

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS
(Item 4 on the Proxy Card)

The Company's Audit and Finance Committee Charter provides that the Committee shall have the sole authority and responsibility to select, evaluate and, if necessary, replace the Company's Independent Accountants.

On January 24, 2008, the Audit and Finance Committee retained Deloitte & Touche LLP as its Independent Accountants to audit the financial statements of the Company for the fiscal year ending December 31, 2008.

The Company is asking the shareholders to ratify its appointment of Deloitte & Touche LLP as Independent Accountants of the Company for the fiscal year ending December 31, 2008. If the shareholders do not ratify this appointment, the Audit and Finance Committee will consider the results of the vote and determine whether to recommend and appoint a different independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending December 31, 2008.

One or more members of the firm of Deloitte & Touche LLP will attend the Annual Meeting, will have an opportunity to make a statement and will be available to answer questions.

Vote Required

Ratification of the appointment of Deloitte & Touche LLP as Independent Accountants requires the affirmative vote of the holders of a majority of the common shares and 6¾% Cumulative Convertible Preferred Shares, voting as one class, present or represented at the annual meeting, in person or by proxy, and entitled to vote on this proposal. Abstentions will have the effect of a vote against the proposal. Since the Company believes this proposal to be "routine," broker non-votes will likely be voted by the organizations holding such shares in their discretion.

The Board recommends a vote FOR such ratification.

Any general statement that incorporates this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 shall not be deemed to incorporate by reference this Audit and Finance Committee Report and related disclosure. Except to the extent the Company specifically incorporates such Report and related disclosure by reference, this information shall not otherwise be deemed to have been filed under such Acts.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee of the Board has reviewed and discussed the Company's audited financial statements with the management of the Company and has reviewed a report from management assessing the Company's internal controls. The Audit and Finance Committee has discussed with Deloitte & Touche LLP, the Company's Independent Accountants for the fiscal year ended December 31, 2007, the matters required to be discussed by the Statement on Auditing Standards No. 114 and Rule 2-07 of Regulation S-X. The Audit and Finance Committee has also received the written disclosures and letter from the Independent Accountants required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), has discussed with Deloitte & Touche LLP their independence with respect to the Company, and has considered the question of whether the auditors' provision of non-audit services was compatible with the Independent Accountants maintaining their independence.

Based on its review and discussions referred to in the preceding paragraph, the Audit and Finance Committee recommended to the Board that the audited financial statements for the Company's fiscal year ended December 31, 2007 be included in the Company's Annual Report on Form 10-K for the Company's fiscal year ended December 31, 2007.

The Board has determined that each member of the Audit and Finance Committee satisfies the independence requirements of the rules and regulations of the SEC and the independence and other requirements of the rules and listing standards of the NYSE. The Board has determined that Daniel J. Meyer, Robert W. Mahoney and John M. Zrno are audit committee financial experts as defined in the rules and regulations of the SEC and that each member of the Committee is financially literate as defined by the rules and listing standards of the NYSE.

AUDIT AND FINANCE COMMITTEE

Daniel J. Meyer, Chairman
Phillip R. Cox
Robert W. Mahoney
Michael G. Morris
John M. Zrno

INDEPENDENT ACCOUNTANTS

Audit Fees

Deloitte & Touche LLP was the Company's Independent Accountants for the 2006 and 2007 fiscal years. Aggregate fees for professional services rendered for the Company by Deloitte & Touche LLP for the years ended December 31, 2007 and December 31, 2006 were as follows:

	2007	2006
Audit Fees	$1,795,200	$1,616,500
Audit Related Fees	152,700	322,143
Tax Fees	—	—
All Other Fees	536,981	—
Total	$2,484,881	$1,938,643

Audit Fees

The audit fees for the years ended December 31, 2007 and 2006 were for services rendered in connection with the audit of the Company's annual consolidated financial statements, review of consolidated financial statements included in the Company's reports filed with the SEC and services related to requirements established by the Sarbanes-Oxley Act of 2002.

Audit Related Fees

The audit related fees for the years ended December 31, 2007 and 2006 were for professional services rendered for the audits of the Company's employee benefit plans filed with the SEC, due diligence services and various accounting consultations.

Tax Fees

The Company did not pay Deloitte & Touche LLP any tax fees for the years ended December 31, 2007 or 2006.

All Other Fees

All other fees for the year ended December 31, 2007 were for assistance with a small and medium size business market opportunity assessment.

Engagement of the Independent Accountants and Pre-Approval Policy

In accordance with its charter, the Audit and Finance Committee has the sole authority and responsibility to select, evaluate and, if necessary, replace the Independent Accountants. The Audit and Finance Committee has the sole authority to approve all audit engagement fees and terms. In addition, the Audit and Finance Committee, or the Chairperson of the Audit and Finance Committee between regularly scheduled meetings, must pre-approve all services provided to the Company by the Company's Independent Accountants.

Pursuant to Section 202 of the Sarbanes-Oxley Act of 2002, the Audit and Finance Committee pre-approved every engagement of Deloitte & Touche LLP to perform audit or non-audit services on behalf of the Company or any of its subsidiaries during the years ended December 31, 2007 and 2006.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common shares as of December 31, 2007 by each beneficial owner of more than five percent (5%) of the common shares outstanding known by the Company. No beneficial owner owns more than five percent (5%) of the 6¾% Cumulative Convertible Preferred Shares.

Name and Address of Beneficial Owner	Common Shares Beneficially Owned	Percent Of Common Shares
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	18,132,723 (a)	7.3% (a)
FMR LLC 82 Devonshire Street Boston, MA 02109	17,763,736 (b)	7.2% (b)
GAMCO Investors, Inc. and affiliates One Corporate Center Rye, NY 10580	12,704,969 (c)	5.1% (c)
Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94163	13,894,061 (d)	5.6% (d)

(a) As reported on Schedule 13G filed on February 5, 2008 by Barclays Global Investors, N.A., as of December 31, 2007, Barclays Global Investors, N.A. had sole voting power for 8,705,490 common shares and sole dispositive power for 9,894,390 common shares and Barclays Global Fund Advisors had sole voting and dispositive power for 8,238,333 common shares.

(b) As reported on Schedule 13G filed on February 14, 2008 by FMR LLC, as of December 31, 2007, FMR LLC had sole voting power for 592,760 common shares and sole dispositive power for 17,763,736 common shares.

(c) As reported on Schedule 13D filed on January 9, 2008 by GAMCO Investors, Inc., Gabelli Funds, LLC has sole voting and dispositive power for 4,787,363 common shares, GAMCO Asset Management Inc. has sole voting power for 7,521,606 common shares and sole dispositive power for 7,824,606 common shares, MJG Associates, Inc. has sole voting and dispositive power for 55,000 common shares, Gabelli Securities, Inc. has sole voting and dispositive power for 33,000 common shares and Mario J. Gabelli has sole voting and dispositive power for 5,000 common shares. The amounts found in the Schedule 13D include a number of shares with respect to which certain of the reporting persons (Gabelli Funds, LLC and GAMCO Asset Management, Inc.) have the right to beneficial ownership upon the conversion of the Company's 6¾% Cumulative Convertible Preferred Shares.

(d) As reported on Schedule 13G filed on February 1, 2008 by Wells Fargo & Company, as of December 31, 2007, Wells Fargo & Company had sole voting power for 13,414,706 common shares and sole dispositive power for 13,707,539 common shares.

The following table sets forth the beneficial ownership of common shares and 6¾% Cumulative Convertible Preferred Shares as of February 27, 2008 (except as otherwise noted) by (i) each director and each executive officer named in the Summary Compensation Table on page 45, and (ii) all directors and executive officers of the Company as a group.

Unless otherwise indicated, the address of each director and executive officer is c/o Cincinnati Bell at the Company's address.

Name and Address of Beneficial Owner	Common Shares Beneficially Owned as of February 27, 2008 (unless otherwise noted) (a)	Percent Of Common Shares (c)	6¾% Cumulative Convertible Preferred Shares Owned as of February 27, 2008 (d)	Percent of 6¾% Cumulative Convertible Preferred Shares (d)
Bruce L. Byrnes	127,222	*	—	*
John F. Cassidy	4,679,862	1.9%	—	*
Phillip R. Cox	94,986	*	—	*
Rodney D. Dir	43,894	*	—	*
Kurt A. Freyberger	49,330	*	—	*
Brian G. Keating	207,610	*	—	*
Robert W. Mahoney	52,000	*	—	*
Daniel J. Meyer	108,000	*	—	*
Michael G. Morris	95,425	*	—	*
Brian A. Ross	1,022,057	*	—	*
Alex Shumate	43,000	*	—	*
Christopher J. Wilson	332,880	*	—	*
John M. Zrno	1,213,050(b)	*	—	*
All directors and executive officers as a group (consisting of 14 persons, including those named above)	8,091,316	3.3%	—	*

* indicates ownership of less than 1% of issued and outstanding shares.

(a) Includes common shares subject to outstanding options under the Cincinnati Bell Inc. 1997 Long Term Incentive Plan, the Cincinnati Bell Inc. 2007 Long Term Incentive Plan and the Directors Stock Option Plan that are exercisable by such individuals within 60 days. The following options are included in the totals: 61,000 common shares for Mr. Byrnes; 3,956,190 common shares for Mr. Cassidy; 91,925 common shares for Mr. Cox; 45,000 common shares for Mr. Freyberger; 160,850 common shares for Mr. Keating; 52,000 common shares for Mr. Mahoney; 97,000 common shares for Mr. Meyer; 61,000 common shares for Mr. Morris; 891,400 common shares for Mr. Ross; 43,000 common shares for Mr. Shumate; 295,050 common shares for Mr. Wilson; and 1,208,050 common shares for Mr. Zrno.

(b) Includes 5,000 common shares held by the Zrno Family Limited Partnership.

(c) These numbers are based upon 248,418,569 common shares issued and outstanding as of the Record Date.

(d) These numbers represent 6¾% Convertible Preferred Shares. In the aggregate, the 155,250 issued and outstanding 6¾% Convertible Preferred Shares are represented by 3,105,000 Depositary Shares and each 6¾% Convertible Preferred Share is represented by 20 Depositary Shares.

Any general statement that incorporates this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 shall not be deemed to incorporate by reference this Compensation Committee Report on Executive Compensation and related disclosure. Except to the extent the Company specifically incorporates such Report and related disclosure by reference, this information shall not otherwise be deemed to have been filed under such Acts.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on our review and discussions with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in Cincinnati Bell Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

COMPENSATION COMMITTEE

Michael G. Morris, Chairman
Bruce L. Byrnes
Phillip R. Cox
Daniel J. Meyer

COMPENSATION DISCUSSION AND ANALYSIS

General

This Compensation Discussion and Analysis will focus on:

- The philosophy and objectives of the Company's executive compensation program.
- The goals that the executive compensation program is designed to reward.
- Each of the elements of the executive compensation program.
- Why the Compensation Committee selected the particular elements of compensation.
- How the Compensation Committee determines the amounts and formulas for pay.
- How each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements.

Compensation Program Philosophy and Objectives

The Company's compensation program has the following primary philosophy and objectives:

- Compensation must be competitive with other companies to attract and retain high-quality executives.
- A significant portion of total executive compensation should be "at risk" and tied to the achievement of specific short-term and long-term performance objectives, principally the Company's earnings, cash flow and the performance of the Company's common shares, thereby linking executive compensation with the returns realized by shareholders.
- Compensation should provide a balance among each executive's base salary and short-term and long-term incentive components appropriate to the current and long-term goals and strategy of the Company.

Compensation Goals

The goals which are designed to be awarded by the Compensation Program are achievement of the Company's current and long-term strategy, which is to "de-lever, defend and grow:"

- **De-lever** — the Company's generation of cash flow to repay and reduce its outstanding indebtedness.
- **Defend** — the Company's defense from incursions by its competitors of its products and services offerings in all of its market areas.
- **Grow** — the Company's pursuit of new product and service offerings as well as expansion into new markets.

Compensation Elements and General Principles

There are three elements to the Company's executive compensation program:

- Fixed compensation — Base salary.
- "At-risk" annual compensation — Annual incentives paid in cash.
- "At-risk" long-term compensation — Long-term incentives that are equity awards delivered in the form of stock options and performance units, which vest over time and represent a significant portion of the executive's total compensation.

The Company provides these three forms of compensation to reflect competitive practices, to help accomplish its business objectives and to provide an appropriate reward for achieving short- and long-term goals related to the Company's current strategy to defend, de-lever and grow, which should lead to increased shareholder value.

Determining the Amount of Compensation

The Compensation Committee is primarily responsible for determining executive compensation. The Compensation Committee has retained Mr. Charles Mazza, an independent compensation consultant who is retained solely by the Compensation Committee and performs no services for management, to assist it in its deliberations regarding executive compensation. The Committee has instructed Mr. Mazza to analyze and comment on various compensation proposals made by the Company and on various topics requested by the Committee. In open sessions of Compensation Committee meetings, Mr. Mazza provides opinions on various matters with respect to which the Company is making proposals to the Compensation Committee. In executive sessions of Compensation Committee meetings, Mr. Mazza addresses subjects particular to the Compensation Committee, such as compensation of the Chief Executive Officer. In such instances, Mr. Mazza presents his analysis along with the pros and cons of certain actions and his recommendations. The Compensation Committee Chair also requests Mr. Mazza to contact each member of the Compensation Committee annually as part of the Compensation Committee's self-evaluation and report his conclusions to the Compensation Committee. In addition, the Company retains Towers Perrin, a compensation consulting firm, to assist it with various compensation-related projects during the course of the year. Typically, the Company has a discussion with Towers Perrin about a project, outlining what the objective is, and requests Towers Perrin to develop an approach to, and then complete, the project work. In some instances, the Company will request specific guidance or recommendations from Towers Perrin. For example, when appropriate, the Company requests assistance from Towers Perrin in designing specific incentive plans. In other instances, the request may be for data or information only.

One project done by Towers Perrin is conducting an annual study of marketplace compensation practices. The Compensation Committee annually benchmarks each executive's compensation to ensure that it is in a competitive range and that an appropriate portion of it is "at risk": that is, subject to payment only if the Company obtains certain quantitative results and the individual achieves certain qualitative results. Towers Perrin obtains, compiles and supplies to the Company and the Compensation Committee competitive compensation information. This information covers two groups:

The first peer group consists of 19 telecommunications companies. The Company, in consultation with Towers Perrin and Mr. Mazza, annually reviews the list of companies in this group to make certain that the group is appropriate, and the Compensation Committee, after review, approves the peer group. The telecommunications peer group currently includes:

- Alltel Corp.
- AT&T
- BellSouth Corp.
- CenturyTel Inc.
- Charter Communications Inc.
- Citizens Communications Co.
- Comcast Corp.
- Global Crossing Ltd.
- Iowa Telecommunications Services Inc.
- Level 3 Communications Inc.
- Mediacom Communications Corp.
- Qwest Communications International
- Sprint Nextel Corp.
- Telephone & Data Systems
- Time Warner
- United States Cellular
- US LEC Corp.
- USA Mobility Inc.
- Verizon

The second peer group is composed of 113 companies, in various industries, with annual revenues between $1 billion and $3 billion. These companies are chosen because they have annual revenues that are closely aligned with the Company's revenues, and they provide the Company and the Compensation Committee with insight with respect to executive compensation practices across a wide cross-section of industries. These companies include:

- A.O. Smith
- Advanced Medical Optics
- Alexander & Baldwin
- Allergan
- American Greetings
- Ann Taylor Stores
- Applera
- Appleton Papers
- Armstrong World Industries
- Arysta LifeScience North America
- Barr Laboratories
- Beckman Coulter
- BIC
- Bob Evans Farms
- Bracco Diagnostics
- Brady
- Burger King
- Callaway Golf
- Carestream Health
- Carpenter Technology
- Celgene
- Cephalon
- Ceridian
- Chesapeake
- COACH
- Comfort Systems USA
- Connell
- Constar International
- Cooper Tire & Rubber
- Dade Behring
- Dentsply
- Discovery Communications
- Dollar Thrifty Automotive Group
- Donaldson
- Dow Jones
- Dynea USA
- Equifax
- Essilor of America
- Experian Americas
- FANUC Robotics America
- Fleetwood Enterprises
- Forest Laboratories
- G&K Services
- GATX
- Genzyme
- Gilead Sciences
- Global Crossing
- GTECH
- H.B. Fuller
- Harman International Industries
- Harsco
- Hasbro
- Hayes-Lemmerz
- Hercules
- HNI
- Hospira
- IDEX
- InterContinental Hotels Group
- International Flavors & Fragrances
- International Game Technology
- Invitrogen
- Iron Mountain
- Irving Oil
- J.M. Smucker
- J.R. Simplot
- Jack in the Box
- Kaman Industrial Technologies
- Kennametal
- King Pharmaceuticals
- Level 3 Communications
- Louisiana-Pacific
- Magellan Midstream Partners
- Makino
- Martin Marietta Materials
- Mary Kay
- MDS Pharma Services
- Media General
- MedImmune
- Millipore
- MSC Industrial Direct
- National Semiconductor
- New York Times
- Parsons
- PerkinElmer
- Plexus
- Plum Creek Timber
- PolyOne
- Quintiles
- Respironics
- Rich Products
- Scotts Miracle Gro
- Sensata Technologies
- Sports Authority
- Steelcase
- Tektronix
- TeleTech Holdings
- Terra Industries
- Thomas & Betts
- Tiffany
- Toro
- Trinity Industries
- Tupperware
- UCB
- Valmont Industries
- Viad
- Vistar
- Vulcan Materials
- W.R. Grace
- Watson Pharmaceuticals
- Wayne Farms
- Wendy's International
- Westinghouse Savannah River
- Winnebago Industries

In establishing its compensation programs, the Company evaluates the following peer group data:

- Base pay.
- Total target cash compensation — the sum of base pay plus target annual bonus opportunity.
- Total target direct compensation — the sum of base pay plus target annual bonus opportunity plus target long-term incentive opportunity.

The Compensation Committee believes that pay practices for executive officers should include pay elements, and a mix of pay elements, that are reflective of the two peer groups. Since executive compensation is correlated with a company's annual revenue, the Company, in consultation with its outside advisors, adjusts the compensation pay data of the two peer groups to take into account differences in revenue among companies using a statistical technique called "regression analysis." Using this technique, for each executive officer position whose compensation is assessed and set by the Compensation Committee (or the full Board, in the case of the Chief Executive Officer), Towers Perrin produces a predicted level of each pay component that would be at the revenue adjusted 50th percentile of the compensation paid by the companies in the peer groups. This allows the Committee to compare each executive's pay, both by pay component and in total, to the level of pay it should expect to pay at the market 50th percentile based on the Company's annual revenue. The Company does not review pay levels at individual companies or the specific structure of other companies' short- or long-term incentive plans. Instead, the Compensation Committee considers the predicted pay levels in both peer groups as an indication of market pay practice relating to each pay component and the relative mix among the pay components.

The Compensation Committee sets each component of executive officer compensation based on the predicted, revenue adjusted market 50th percentile pay levels for two reasons:

- Benchmarking at the 50th percentile is consistent with the practice followed by a majority of companies.
- Targeting base compensation levels at the 50th percentile allows the Company to place a higher proportion of the executive's compensation at risk. The Company and the Compensation Committee believe this is consistent with the concept of "pay for performance."

Market data is only one factor considered by the Company and the Compensation Committee in determining executive compensation. The Compensation Committee also considers other factors such as past and current pay levels, internal equity considerations and performance when setting compensation levels for each executive. Regarding the matter of internal equity considerations, the Compensation Committee, in the summer of 2007, performed a review of the relationship of compensation among the named executive officers and determined that any variation that might be considered a deviation from other companies' norms is appropriate, defensible, and is within accepted norms for the Company.

The Compensation Committee also wants to ensure that each executive has a significant percentage of compensation "at risk." Using the benchmark data and input from its own independent consultant as well as from Company management (primarily the Chief Executive Officer and Vice President of Human Resources & Administration), the Compensation Committee allocates total target direct compensation among base salary, annual bonus and long-term incentive compensation. For 2007, the Chief Executive Officer's base salary represented approximately 43% of total target cash compensation and approximately 17% of total target direct compensation. For the other named executive officers, their base salary represented between 50% and 71% of total target cash compensation and between 26% and 55% of total target direct compensation. Based on marketplace practices, combined with the Compensation Committee members' collective experience, the Compensation Committee believes that this allocation of pay among base pay and short-term and long-term incentive compensation provides an appropriate incentive to achieve objectives set for the current year while also providing a significant incentive that requires the executives to make decisions that are intended to sustain attainment of business objectives over the longer term.

As part of the process for setting compensation for 2007 and future years, the Compensation Committee, in late 2006, began reviewing "tally sheets" for each of the executives. Tally sheets provide the Compensation Committee with detailed information, as of a given date, about each executive's current compensation (including the value of any applicable benefit programs) and wealth accumulation, including the value of accrued and vested pay, such as shares of Company stock and vested stock options and other equity awards owned by the executive and the value of any vested retirement benefits provided by the Company, as well as pay and benefits triggered under a variety of employment termination scenarios. This provides additional context for the Compensation Committee in setting pay levels.

Determination of Amounts for Each Compensation Element

Base Salary

An executive's base salary is determined based on an assessment of his or her performance as compared to his or her individual job responsibilities, the executive's effectiveness in identifying and developing future management talent, and such other factors as the Chief Executive Officer or the Compensation Committee deems relevant for such executive, all of which are considered in relation to the predicted market 50th percentile base salary data for such position.

For all executives other than Chief Executive Officer, the Chief Executive Officer recommends base salaries, and the Compensation Committee considers such recommendations and determines base salaries.

Similarly, the Company's Chairman of the Board solicits input from each of the other directors regarding the Chief Executive Officer's performance during the year. In executive session, the Chairman of the Board provides the Compensation Committee with a summary of the input received for further discussion. The Compensation Committee's independent consultant reviews the annual executive compensation study for the Chief Executive Officer's position. Based on these factors, the Compensation Committee determines the adjustments in the Chief Executive Officer's base salary to recommend for approval to the full Board.

Annual Incentive

Payments under the Company's annual incentive plan are tied to:

(i) the Company's level of achievement of (a) earnings before interest, taxes, depreciation and amortization ("EBITDA") and (b) revenues, and

(ii) the executive's individual performance.

The Company has selected the EBITDA and revenues measures because it believes that investors use them to evaluate the financial performance of the Company and because they also indicate the level of success with the Company's strategy to de-lever, defend and grow. EBITDA is a common measure of profitability employed in the telecommunications and other capital-intensive industries. The Compensation Committee and the Board review and approve the calculations of EBITDA and revenues. In conjunction with such review, they may adjust the calculated result or goal amount to reflect a change in business direction, reallocation of Company resources or an unanticipated event.

For 2007, the Compensation Committee allocated the annual incentive targets as follows:

- 40% for attainment of the EBITDA goal
- 40% for attainment of the revenue goal
- 20% for individual performance

The EBITDA and revenue goals are assessed independently of each other and are scaled above and below their respective targets in the manner set out below.

Percentage of Criterion Achieved	Percentage of Target Incentive Goal	Percentage of Total Annual Incentive Paid
Below 95%	0%	0%
95%	50%	20%
100%	100%	40%
105%	150%	60%
120% or greater	200%	80%

As shown in the chart above, if a minimum percentage of the target goal for a criterion is not obtained, no portion of the executive's annual incentive for that criterion is paid; if the minimum percentage is reached, 50% of the target incentive is paid; if the target goal is obtained, 100% of the target incentive is paid; and, if 120% or more of the target goal is obtained, 200% of the target incentive for that criterion is paid. For example, if 95% of the EBITDA target was reached, an executive would be paid 50% of the annual incentive target for the EBITDA goal or 20% (50% x 40%) of the executive's total annual incentive target. Linear interpolation is used to determine payouts at achievement levels not set forth in the table.

The EBITDA and revenue results and targets for 2007, as adjusted by the Compensation Committee for changes in business direction or unanticipated events, were as follows:

- Actual EBITDA was $473.0 million, which was 101.5% of the target goal of $465.8 million.
- Actual revenue was $1,348.6 million, which was 102.6% of the target goal $1,314.2 million.

After the determination of the amount an executive has earned pursuant to the EBITDA and revenue criteria, the Compensation Committee then considers that executive's individual performance. The Chief Executive Officer provides the Compensation Committee with his assessment of each other executive's individual performance. The Chief Executive Officer is given discretion by the Compensation Committee in assessing performance, but, in general, the Chief Executive Officer reviews, for each named executive officer, the performance of the executive's department, the quality of the executive's advice and counsel on matters within the executive's purview, qualitative peer feedback and the effectiveness of the executive's communication with the organization and with the Chief Executive Officer on matters of topical concern. These factors are evaluated subjectively and are not assigned specific individual weight. The Chief Executive Officer then recommends an award for the individual performance-based portion of each other named executive officer's annual incentive, which may range from 0 to 200% of the target award for such portion. For 2007, for the individual performance component, the Compensation Committee awarded 175% of target for Mr. Freyberger, 175% of target for Mr. Keating, 200% of target for Mr. Ross and 150% of target for Mr. Wilson.

The total amounts of annual incentives awarded for 2007 to the named executive officers, also shown in the Summary Compensation Table, are as follows:

Rodney D. Dir	$234,000 (represents Mr. Dir's target award prorated as of the end of October, when he ceased to be an employee of the Company)
Brian G. Keating	$164,250, or 131% of target
Brian A. Ross	$511,500, or 136% of target
Christopher J. Wilson	$189,600, or 126% of target
Kurt A. Freyberger	$110,376, or 131% of target

The Compensation Committee meets in executive session to consider Mr. Cassidy's individual performance. The Compensation Committee evaluates the information obtained from the other directors concerning the Chief Executive Officer's individual performance, based on a discussion led by the Chairman of the Board. Factors considered include succession planning, overall development of the Company leadership team and community involvement/relationships. The Compensation Committee has discretion in evaluating the Chief Executive Officer's performance and may recommend to the full Board a discretionary increase or decrease to the Chief Executive Officer's final incentive award as the Compensation Committee believes is warranted. The Compensation Committee recommended to the full Board that Mr. Cassidy be awarded a bonus for 2007 of $1,110,160, which was 132% of Mr. Cassidy's target bonus for 2007. This bonus reflects the Company's level of attainment of the revenue and EBITDA goals and the Compensation Committee's and full Board's assessment of Mr. Cassidy's individual performance, which was 180% of target. The full Board approved the award.

Long-term Incentives

Long-term incentives are intended to encourage the Company's executives to focus on and achieve the long-term business goals of the Company. Additionally, long-term incentive awards also aid the development and retention of top management through share ownership and recognition of future performance. An executive's realization of his or her long-term incentive means that the Company has also performed in accordance with its plan over a long-term period.

Although other forms of awards are possible, the Company's long-term incentives consist principally of stock options and performance-based awards granted under the Company's long-term incentive plan. The Compensation Committee has divided the total long-term incentives approximately equally between stock option grants and performance unit grants because such an allocation enables the Company to compensate executive management based upon a combination of stock price appreciation and operating results that are consistent with its long-term business strategy. Stock options directly align the executive's interest with the shareholders' interest because any actual realized value derived from stock options requires appreciation in the Company stock price, whereas performance units vest and are paid in common shares based upon and only after the attainment of specific business objectives over performance periods.

The total annual long-term incentive opportunity for each named executive officer is established by the Compensation Committee in terms of dollars. For each type of award (options and performance units), a market competitive grant is determined by dividing one-half the peer group benchmark value for equity awards by the lattice value of one option for one-half the award being made in options and the value of one performance unit for the other half being awarded in performance units, as developed for the Company by Towers Perrin. Other factors, such as the executive's performance and any special significant accomplishments, are considered in determining the final number of options and performance units actually granted.

Stock Options

The Company grants stock options with an exercise price equal to the fair market value of the Company's common shares on the date of grant. The "fair market value" of the Company's common shares on the date of grant is generally defined in the 2007 Long Term Incentive Plan as the closing price of the stock on the NYSE on the date of grant. To encourage executives to achieve the Company's long-term goals, stock options generally vest over a three-year period with a percentage of the award vesting each year. Stock options cannot remain outstanding beyond a ten-year period. The Compensation Committee has a long-standing practice of making its annual grants of stock options at its December meeting.

The Compensation Committee (and in the case of the Chief Executive Officer, the full Board) grants stock option awards based upon a review of peer company practices and each executive's performance (as well as the Chief Executive Officer's recommendations concerning the other executives). Because of the small in-the-money value of prior years' stock option grants, the Compensation Committee has not considered prior years' grants in determining amounts of stock options granted. Thus, the actual option award to a named executive officer is a function of market data from the peer groups, the lattice value of one stock option and the executive's individual performance.

Performance Plan

Performance-based awards, which are paid in common shares, are based on the achievement of specific Company quantitative goals over a three-year performance period. Such amounts are granted during the first quarter of each calendar year following finalization and approval by the full Board of the one-year, two-year cumulative and three-year cumulative financial goal(s) for the next three-year period. For the 2005 – 2007 performance period (for which the performance-based awards actually consisted of performance-based restricted shares instead of performance units) and subsequent three-year performance periods (for which the performance-based awards have consisted of and will consist of performance units), the Compensation Committee (and the full Board in the case of the Chief Executive Officer) established a criterion of adjusted free cash flow. To compute each executive's performance plan attainment, the Company adds to or subtracts from reported free cash flow certain pre-established and non-recurring investment and financing cash flows. Additionally, the Compensation Committee or the Board may also adjust reported free cash flow for unanticipated items, reallocation of Company resources or changes in certain business objectives. The Compensation Committee and the full Board have selected adjusted free cash flow as the performance measure for performance-based awards because both believe that the Company's ability to generate strong cash flow over a sustained period is the key to continuing its de-lever, defend and grow strategy over the next several years.

Using peer group data (along with the Chief Executive Officer's recommendations for the other executives), the Compensation Committee makes performance unit grants to each executive other than the Chief Executive Officer and makes a recommendation to the full Board for performance unit grants for the Chief Executive Officer. The threshold and target performance levels are the same for each of the named executive officers. For each performance cycle, actual adjusted free cash flow achieved must be at least 90% of the target goal in order to generate a threshold level payout equal to 75% of the target award for each executive.

For the 2005 – 2007 cumulative period under the 2005 – 2007 performance cycle, the adjusted free cash flow target goal and result were, respectively, $559.0 million and $532.5 million, or 95.3% of the target goal. For the 2006 – 2007 cumulative period under the 2006 – 2008 performance cycle, the adjusted free cash flow target goal and result were respectively, $288.0 million and $322.2 million, or 111.9% of the target goal. For the 2007 period under the 2007 – 2009 performance cycle, the adjusted free cash flow target goal and result were respectively, $61.0 million and $103.9 million, or 170.3% of the target goal. See above for a discussion of how payment of these performance units was determined based on the percentage of target free cash flow results achieved during each year of the three-year performance period. The adjusted free cash flow target goal for the 2007 – 2008 cumulative period under the 2007 – 2009 performance cycle is $256 million. The three-year cumulative adjusted free cash flow target goals for the 2006 – 2008 and 2007 – 2009 performance cycles are, respectively, $499.0 million and $420.0 million.

The Overall Compensation Package

The material on the foregoing pages sets forth an overview and explanation of the Company's executive compensation philosophy and how it is put into practice. The Company and the Compensation Committee both believe that the central objective of effective compensation practice is to provide an appropriate and competitive mixture of base pay (the "fixed cost" of the program) and incentive compensation programs that promote achievement of current-year goals and longer-term business strategy in a way that is closely aligned with shareholder interests. Over time, short- and long-term objectives and strategies may change, and the Company and the Compensation Committee will make changes in the various elements of compensation that they believe are responsive to these changes.

The Company applies its compensation policies and related decision-making process to the Chief Executive Officer on the same basis as to the other named executive officers. Differences in pay levels for the Chief Executive Officer relative to the other named executive officers is reflective of the additional responsibility, knowledge, strategic judgment and leadership required of the Chief Executive Officer as compared to the other named executive officers. The Compensation Committee believes the Chief Executive Officer's pay is reasonable when compared to market pay levels for other Chief Executive Officers at the revenue adjusted 50th percentile combined with the Committee's assessment of the Chief Executive Officer's performance. Further, as a percent of "target" pay, the Chief Executive Officer's pay is similar to that of the other named executive officers of the Company.

Benefits

Senior executives participate in the same pension and savings plans as all other eligible salaried and certain non-union hourly employees. These include a qualified defined benefit plan with a nonqualified provision that applies to the extent that eligible earnings or benefits exceed the applicable Internal Revenue Code limits for qualified plans. The Company funds all contributions to this plan. In addition, the Chief Executive Officer is also covered under a nonqualified supplemental retirement plan, the Cincinnati Bell Pension Program ("SERP"), the benefits of which are payable by the Company. Provided Mr. Cassidy attains the age of 55 and has at least ten years of service upon his termination of employment, the SERP provides the Chief Executive Officer with a benefit equal to 50% of the average of the highest 36 months of his compensation during his last five years of employment. The calculated benefit is reduced for benefits payable from both the qualified defined benefit plan and the nonqualified provision within such plan. Benefits under the SERP are also reduced if Mr. Cassidy leaves the Company before the sum of his age and years of service total at least 75. The Company and the Compensation Committee have determined that it is unlikely that any new participants will be added to the SERP in the future. The pension plans are designed to provide a reasonable level of replacement income upon retirement and provide an incentive for executives to remain with the Company for a significant portion of their career. The executives, along with all other salaried employees, also participate in a 401(k) savings plan, which includes a Company matching contribution feature that vests 100% of such matching contributions in the employee's account as they are made to the plan.

The value of the Company's retirement programs is not considered in any of the compensation decisions made with respect to other elements of named executive officer compensation. This is because the Company believes that the alignment of the interests of executives and shareholders is most effectively accomplished through its short- and long-term incentive compensation programs, and because survey data used for benchmarking focuses on short-term and long-term incentive compensation programs, rather than retirement programs. In addition, long-term incentives do not play a role in determining retirement benefits.

Each executive participates in a broad set of other benefit plans and programs, including medical, dental, vision, life and short- and long-term disability plans and home telephone service price discount programs, on the same basis as all other salaried employees. In addition, each executive is provided with a "cafeteria-style" flexible perquisite program pursuant to which the executive has available to him or her an annual allowance ($35,000 for Mr. Cassidy; $23,000 for Mr. Ross; $13,000 for Messrs. Keating and Wilson; and $7,500 for Mr. Freyberger) that the executive can use to defray expenses in connection with a wide variety of benefits, such as tax and financial planning and automobile costs. In addition, each of the executives has an additional $3,000 annual allowance that is available to help pay for the cost of an annual executive physical examination. The executives do not receive any amounts of these annual allowances that are not used to obtain the services or products covered by the flexible perquisite program, nor are they grossed up for any related income tax liability. The Company provides the flexible perquisite program in order to be competitive with marketplace practice. The Company and the Compensation Committee believe the current program is modest and reasonable. See page 51 for a more detailed discussion of this program and the benefits covered by it.

The Company believes that the various benefit plans and programs provided are consistent with predominant U.S. employment practices and are necessary to attract and retain executive talent.

2008 Named Executive Officer Compensation

The Compensation Committee established 2008 compensation for the named executive officers at its regularly scheduled December 2007 meeting using the principles and process described above. The assessment of each executive's performance was detailed and both objective and subjective. Their existing total compensation opportunity was compared to the predicted 50th percentile of market pay for executives in similar positions in both peer groups, the telecommunications group and the general industry group, after adjusting for differences in annual revenues among the companies. Their compensation is based on both the Company's performance as well as each executive's personal performance and is designed to be aligned with the existing business strategies to de-lever, defend and grow the Company.

Mr. Cassidy reviewed each element of each executive's total compensation opportunity — base salary, annual bonus and long-term incentive compensation — with the Compensation Committee. In addition, the Compensation Committee reviewed a tally sheet showing the value or cost of participation in the Company's various benefit, retirement and perquisite plans for each named executive officer.

Based on the principles previously discussed, Mr. Cassidy recommended, and the Compensation Committee approved, the following changes in compensation for 2008:

Base Salary:

- Mr. Ross's salary remained unchanged at $375,000, which is 94% of the peer group benchmark.
- Mr. Freyberger's salary was increased from $210,000 to $225,000, which is 102% of the peer group benchmark.
- Mr. Keating's salary was increased from $250,000 to $257,500, which is 95% of the peer group benchmark.
- Mr. Wilson's salary was increased from $300,000 to $309,000, which is 95% of the peer group benchmark.

Annual Bonus Target:

- Mr. Ross's target bonus remained unchanged at 100% of base salary, which is 133% of the peer group benchmark.
- Mr. Freyberger's target bonus remained unchanged at 40% of base salary, which is 106% of the peer group benchmark.
- Mr. Keating's target bonus remained unchanged at 50% of base salary, which is 99% of the peer group benchmark.
- Mr. Wilson's target bonus remained unchanged at 50% of base salary, which is 76% of the peer group benchmark.

Long-Term Incentives:

- For the 2007 fiscal year, Mr. Freyberger was granted 10,000 performance units (at target) with respect to the 2007-2009 performance period and a nonqualified stock option for 25,000 common shares. For the 2008 fiscal year, Mr. Freyberger was granted 19,100 performance units (at target) with respect to the 2008-2010 performance period and a nonqualified stock option for 25,000 common shares. Mr. Freyberger's total 2007 opportunity was equal to 84% of the benchmark and his total 2008 opportunity was equal to 107% of the benchmark.
- For the 2007 fiscal year, Mr. Keating was granted 30,000 performance units (at target) with respect to the 2007-2009 performance period and a nonqualified stock option for 50,000 common shares. For the 2008 fiscal year, Mr. Keating was granted 38,201 performance units (at target) with respect to the 2008-2010 performance period and a nonqualified stock option for 50,000 common shares. Mr. Keating's total 2007 opportunity was equal to 121% of the benchmark and his total 2008 opportunity was equal to 122% of the benchmark.
- For the 2007 fiscal year, Mr. Ross was granted 75,000 performance units (at target) with respect to the 2007-2009 performance period and a nonqualified stock option for 200,000 common shares. For the 2008 fiscal year, Mr. Ross was granted 191,007 performance units (at target) with respect to the 2008-2010 performance period and a nonqualified stock option for 250,000 common shares. Mr. Ross's total 2007 opportunity was equal to 111% of the benchmark and his total 2008 opportunity was equal to 184% of the benchmark.

- For the 2007 fiscal year, Mr. Wilson was granted 50,000 performance units (at target) with respect to the 2007-2009 performance period and a nonqualified stock option for 100,000 common shares. For the 2008 fiscal year, Mr. Wilson was granted 63,669 performance units (at target) with respect to the 2008-2010 performance period and a nonqualified stock option for 100,000 common shares. Mr. Wilson's total 2007 opportunity was equal to 118% of the benchmark and his total 2008 opportunity was equal to 119% of the benchmark.

The Compensation Committee then met in executive session with only its independent outside consultant present to determine the amount of Mr. Cassidy's compensation elements for 2008. The consultant presented the market pay levels for each component of pay and responded to questions asked by the Compensation Committee. The Compensation Committee, following discussions and deliberations, prepared and presented its recommendations for approval by the full Board, which recommendations were approved.

2008 Chief Executive Officer Compensation

The Compensation Committee focused its deliberations primarily on the following factors in determining Mr. Cassidy's compensation:

- The objectives of the Company's compensation programs;
- The compensation of other chief executive officers in the two study company peer groups;
- The overall results achieved by the Company in a highly competitive market environment; and
- Mr. Cassidy's personal performance, including succession planning and his personal involvement in community affairs in the greater Cincinnati area.

The Compensation Committee also took into consideration Mr. Cassidy's request that his current base salary remain unchanged for 2008.

As a result of the data and deliberations, the Compensation Committee recommended, and the full Board approved, the following changes to Mr. Cassidy's compensation for 2008:

Base Salary — Mr. Cassidy's salary remained unchanged at $645,000, which is 83% of the peer group benchmark.

Annual Bonus Target — Mr. Cassidy's annual target bonus was increased from 130% to 150% of base salary, which is 104% of the peer group benchmark. This increase was made to recognize Mr. Cassidy's performance and that his base salary has remained unchanged since he became CEO in July 2003 and was adjusted effective January 1, 2004 to its present level. Mr. Cassidy's total cash compensation, which is the sum of his base salary plus annual target bonus, is 95% of the peer group benchmark.

Long-Term Incentives — For the 2007 fiscal year, Mr. Cassidy was granted 298,200 performance units (at target) with respect to the 2007-2009 performance period and a nonqualified stock option for 574,350 common shares. For the 2008 fiscal year, Mr. Cassidy was granted 317,955 performance units (at target) with respect to the 2008-2010 performance period and a nonqualified stock option for 559,355 common shares. Mr. Cassidy's total 2007 opportunity was equal to 117% of the benchmark and his total 2008 opportunity was equal to 105% of the benchmark.

Miscellaneous Items

Stock Ownership Guidelines

The Compensation Committee recognizes that executive stock ownership is an important means of aligning the interests of the Company's executives with those of its shareholders. To that end, the Compensation Committee has established the following stock ownership guidelines:

- Chief Executive Officer — 3 times base salary (as adjusted each year)
- Other named executive officers — 1.5 times base salary (as adjusted each year)

Since the personal situation of each executive may vary, the Compensation Committee has not set a specific period of time in which the ownership level must be achieved, but does expect each executive to make measurable progress on a year-over-year basis as evidenced by the number of shares owned multiplied by the fair market value of the Company's stock. Aside from the Company's actual performance from one year to the next, the price of the Company's stock may vary due to the general condition of the economy and the stock market. Therefore, the Compensation Committee may measure an executive's progress more on the basis of the year-over-year increase in the number of shares owned than the overall market value of the shares owned in relation to the executive's ownership goal. For purposes of measuring ownership, only shares owned outright by the executive (including shares owned by the executive's spouse or dependent children and shares owned through the Company's savings plan or deferred compensation plan) are included. Shares represented by unvested stock options or any other form of equity for which some condition remains to be completed before the executive earns a right to and receives the shares (except for shares that have been electively deferred to a future date) are not counted in determining the executive's level of ownership.

As of February 29, 2008, Mr. Cassidy owned shares valued at approximately 147% of his ownership target; Mr. Ross achieved approximately 122% of his ownership goal; Mr. Freyberger, who first became a named executive officer in 2007, achieved approximately 10% of his ownership goal; Mr. Keating achieved approximately 58% of his ownership goal and Mr. Wilson achieved approximately 60% of his ownership goal.

Employment Agreements and Severance and Change-in-Control Payments and Benefits

The Company generally enters into employment agreements with the named executive officers for several reasons. Employment agreements give the Company the flexibility to make changes in key executive positions with or without a showing of cause, if terminating the executive is determined by the Company or the Board to be in the best interests of the Company. The agreements also minimize the potential for litigation by establishing separation terms in advance and requiring that any dispute be resolved through an arbitration process. The severance and change-in-control payments and benefits provided under the employment agreements and described in more detail beginning on page 60 were important to ensure the retention of Mr. Cassidy and the other named executive officers at the time they were promoted to their present positions and are important to their continued retention. The payments and benefits are comparable to the payments and benefits to which the executives' predecessors in office were entitled and to the payments and benefits provided by other companies to employees in similar positions. The Company considers the employment agreements to be especially important in situations involving a possible change in control because they provide the executives with sufficient compensation and clarity of terms in such a situation. Thus, the executives are able to devote their full attention to fairly evaluate the potential transaction and its benefit to the Company and its shareholders rather than being distracted by the transaction's possible effect on their personal employment situations. Because these potential payments are triggered under very specific circumstances, such payments are not considered in setting pay for other elements of executive compensation.

Adjustments and Recovery of Award Payments

The Company is subject to the requirements of Section 304 of the Sarbanes Oxley Act. Therefore, if the Company were required to restate its financial results due to any material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, it would act promptly to recover from the Chief Executive Officer and Chief Financial Officer any bonus or other incentive-based or equity-based compensation received during the 12-month period following the date the applicable financial statements were issued and any profits from any sale of securities of the Company during that 12-month period.

Compensation Limitation

Section 162(m) of the Internal Revenue Code generally limits to $1,000,000 the available deduction to the Company for compensation paid to any of the Company's named executive officers, except for performance-based compensation that meets certain technical requirements. Although the Compensation Committee considers the anticipated tax treatment to the Company of its compensation payments, the Compensation Committee has determined that it will not necessarily seek to limit executive compensation to that deductible under Section 162(m) of the Internal Revenue Code.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation of any person who served as the principal executive officer (John F. Cassidy) or principal financial officer (Brian A. Ross) during the fiscal year ended December 31, 2007, and the three most highly compensated persons who served as executive officers (Brian G. Keating, Kurt A. Freyberger, Christopher J. Wilson) as of December 31, 2007 and a highly compensated person and former executive officer (Rodney D. Dir) who resigned in October 2007 (collectively, the "Named Executive Officers"):

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (a)	Option Awards ($) (c)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (d)	All Other Compensation ($) (e)	Total ($)
John F. Cassidy	2007	645,000	1,110,160	2,598,445	398,303	906,383	41,752	5,700,043
President and Chief Executive Officer	2006	645,000	887,004	1,232,087	54,164	870,473	37,459	3,726,187
Brian A. Ross	2007	375,000	511,500	535,065	121,549	65,696	31,625	1,640,435
Chief Financial Officer	2006	350,000	345,695	220,211(b)	9,050	48,990	31,400	1,005,346
Brian G. Keating Vice President — Human Resources & Administration	2007	250,000	164,250	286,357	76,516	51,792	22,766	851,681
Kurt A. Freyberger Vice President & Controller	2007	210,000	110,376	54,778	14,915	14,873	11,799	416,741
Christopher J. Wilson	2007	300,000	189,600	352,074	59,661	25,856	17,761	944,952
Vice President, General Counsel and Secretary	2006	250,000	126,500	144,043(b)	4,525	18,905	20,148	564,121
Former Officer								
Rodney D. Dir	2007	317,207	234,000	(26,813)	(3,620)	24,692	27,253	572,719
Former Chief Operating Officer	2006	300,000	265,610	244,330	4,525	48,813	25,389	888,667

(a) The 2007 stock awards for each of the named executives represent the 2007 portion of FAS 123(R) expense accrued (or reversed) for the 2005 — 2007 performance cycle, the 2006 — 2008 performance cycle and the 2007 — 2009 performance cycle based on free cash flow results as of the end of 2007 for the respective periods.

The 2006 stock awards for each of the named executives represent the 2006 portion of FAS 123(R) expense accrued in 2006 for the 2005 — 2007 performance cycle and the 2006 — 2008 performance cycle based on free cash flow results as of the end of 2006 for the respective periods.

The expense was based on both the actual payouts earned and payouts expected to be earned for periods in which the Company believes it is probable the performance conditions will be achieved. The expense was based on the fair market value of the Company's stock on the date the grants were first made; January 28, 2005 at $4.295 per share, in the case of the 2005 — 2007 performance cycle, March 27, 2006 at $4.285 per share, in the case of the 2006 — 2008 performance cycle and January 26, 2007 at $4.73 per share, in the case of the 2007 — 2009 performance cycle. For further discussion of these awards, see Note 14 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(b) The values also reflect the FAS 123(R) expense the Company recorded in 2006 related to time-based restricted stock awards granted to Messrs. Ross and Wilson on February 5, 2004 and vesting on February 5, 2006. For a discussion of valuation assumptions and methodology, see Note 14 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(c) The values reflect the FAS 123(R) expense the Company recorded in 2007 related to stock options granted to Messrs. Cassidy, Ross, Keating, Freyberger and Wilson on December 7, 2007 and in 2006 related to stock options granted to Messrs. Cassidy, Ross, Wilson and Dir on December 8, 2006, and the January 27, 2006 grant to Mr. Cassidy. In addition, as a result of Mr. Dir's resignation in October

2007, the Company reversed a portion of previously recorded FAS 123(R) expense related to stock options previously granted to Mr. Dir. For a discussion of valuation assumptions and methodology, see Note 14 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. The actual stock option grants are shown in the Grant of Plan-Based Awards table on page 48.

(d) The amounts shown in this column in 2007 for each of the executives and in 2006 for Messrs. Cassidy, Ross, Dir and Wilson represent the one-year increase in the value of their qualified defined benefit plan and nonqualified excess plan as of December 31, 2007 and December 31, 2006, respectively, projected forward to age 65 for each executive with interest credited at the rate a terminated participant would be given (3.5%) and then discounted back to December 31, 2007 and December 31, 2006, respectively, at the discount rate (6.20% for 2007 and 5.75% for 2006) required under FAS 87. Mr. Cassidy's total increase also includes an amount in 2007 of $722,311, which represents the change from 2006 to 2007, and an amount in 2006 of $505,000, which represents the change from 2005 to 2006, in the actuarial present value of the accumulated benefit under the SERP. Mr. Cassidy's total increase from 2005 to 2006 also includes an amount equal to $203,000 which represents the change in the actuarial present value of the accumulated benefit for a contractual retirement benefit in his employment agreement. None of the executives receive any preferential treatment under the Company's retirement plans.

(e) The table below shows the components of the "All Other Compensation" column.

Name	Year	401(k) Match ($)	Flexible Perquisite Program Reimbursements ($) (1)	Total "All Other Compensation" ($)
John F. Cassidy	2007	8,800	32,952	41,752
	2006	8,400	29,059	37,459
Brian A. Ross	2007	8,800	22,825	31,625
	2006	8,400	23,000	31,400
Brian G. Keating	2007	8,717	14,049	22,766
Kurt A. Freyberger	2007	6,355	5,444	11,799
Christopher J. Wilson	2007	1,761	16,000	17,761
	2006	7,233	12,915	20,148
Rodney D. Dir	2007	8,800	18,453	27,253
	2006	8,400	16,989	25,389

(1) For more detail about the Company's Flexible Perquisite Reimbursement Program, see the discussion in the Compensation Disclosure and Analysis beginning on page 41. The following program benefits were utilized by the executives: Mr. Cassidy — automobile allowance election, legal/financial planning fees and club dues; Mr. Ross — automobile allowance, club dues, life insurance, monthly home security system and legal/financial planning fees; Mr. Keating — automobile allowance, life insurance and legal/financial planning fees; Mr. Freyberger — automobile allowance and club dues; Mr. Wilson — automobile allowance, club dues, life insurance premiums and legal/financial planning fees; and Mr. Dir — automobile allowance, club dues, life insurance and legal/financial planning fees. None of the executives received in excess of $25,000 in either 2007 or 2006 for any individual type of perquisite available under the Flexible Perquisite Reimbursement Program.

As described on page 51, each executive is provided an annual allowance to use in connection with participation in the Company's Flexible Perquisite Program. The amounts for Messrs. Keating and Wilson for 2007 in the table above are greater than their respective annual allowances for 2007 because such amounts include the reimbursement in 2007 for expenses incurred in 2006 and reimbursement related to physical examination. The Company applied the expenses incurred in 2006 but reimbursed in 2007 against the 2006 annual allowances.

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Proxy Statement

Grants of Plan-Based Awards

The following table sets forth information concerning option grants to the Named Executive Officers during the fiscal year ended December 31, 2007 as well as estimated future payouts under cash incentive plans:

Grant of Plan-Based Awards in 2007 Fiscal Year

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a)			Estimated Future Payouts Under Equity Incentive Plan Awards (b)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Closing Price of Company Shares on Grant Date	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#) (c)	($/Sh)	($/Sh)	($) (d)
John F. Cassidy	01/26/07	—	—	—	223,650	298,200	447,300	—	—	—	4.78	2,115,729
	12/07/07	—	—	—	—	—	—	—	559,355	4.91	4.91	897,261
		419,250	838,500	1,677,000	—	—	—	—	—	—	—	—
Brian A. Ross	01/26/07	—	—	—	56,250	75,000	112,500	—	—	—	4.78	532,125
	12/07/07	—	—	—	—	—	—	—	250,000	4.91	4.91	401,025
		187,500	375,000	750,000	—	—	—	—	—	—	—	—
Brian G. Keating	01/26/07	—	—	—	22,500	30,000	45,000	—	—	—	4.78	212,850
	12/07/07	—	—	—	—	—	—	—	50,000	4.91	4.91	80,205
		62,500	125,000	250,000	—	—	—	—	—	—	—	—
Kurt A. Freyberger	01/26/07	—	—	—	7,500	10,000	15,000	—	—	—	4.78	70,950
	12/07/07	—	—	—	—	—	—	—	25,000	4.91	4.91	40,103
		42,000	84,000	168,000	—	—	—	—	—	—	—	—
Christopher J. Wilson	01/26/07	—	—	—	37,500	50,000	75,000	—	—	—	4.78	354,750
	12/07/07	—	—	—	—	—	—	—	100,000	4.91	4.91	160,410
		75,000	150,000	300,000	—	—	—	—	—	—	—	—
Rodney D. Dir	01/26/07	—	—	—	37,500	50,000	75,000	—	—	—	4.78	354,750
		140,250	280,500	561,000	—	—	—	—	—	—	—	—

(a) The Compensation Committee (the full Board in the case of the Chief Executive Officer) sets each executive's target annual incentive. Each executive's annual incentive is based 40% on revenue, 40% on EBITDA and 20% on individual performance. Each criterion is measured and paid independent of the other criteria. If the Company attains both its revenue and EBITDA goals and the Committee (the full Board in the case of the Chief Executive Officer) determines an executive's individual performance meets their expectation for target, then the executive would be paid their Target award. If the Company attains at least 95% of its Revenue or EBITDA goal, then a Threshold award will be paid to the executive, which is equal to 50% of the executive's target bonus for that particular criterion. If the Company attains 120% of its Revenue or EBITDA goal, then a Maximum award will be paid to the executives, which is equal to 200% of Target, for that particular criterion. The Committee may elect to award the executive between 0 and 200% for the executive's individual performance criterion, based on the Chief Executive's assessment of the executive's performance (the full Board in the case of the Chief Executive Officer). Incentive awards are interpolated for Revenue and EBITDA attainment between 95% and 120% of goal attainment. For more detail about the annual incentive program for the executive officers, see the discussion in the Compensation Disclosure and Analysis beginning on page 37.

(b) The Company granted performance units to each of the executives named above. If the Company attains the cumulative three-year free cash flow goal for the 2007 – 2009 performance period, each of the executives will be awarded their target units and paid in shares of common stock. If the Company achieves 90% of the cumulative three-year free cash flow goal, each of the executives will be awarded units equal to 75% of their original target unit grant. If the Company achieves 100% of the cumulative three-year cash flow goal, each of the executives will be awarded units equal to 100% of their target unit grant. If the Company's cumulative three-year free cash flow is 110% or more of the cumulative three-year goal, each of the executives will be awarded units equal to 150% of the original target unit grant. The fair market value of one unit is equivalent to one share of common stock and, as required under the Cincinnati Bell Inc. 1997 Long Term Incentive Plan, is determined by averaging the low and high traded price of the Company's stock on the NYSE on the date of grant. The average of the high and low price of the Company's common shares on the NYSE on January 26, 2007 was $4.73.

(c) The material terms of the options granted are: grant type — non-incentive; exercise price — fair market value on grant date; vesting — 28% on the first anniversary of the original grant date and thereafter at the rate of 3% per month for the next 24 months; term of grant — 10 years; termination — except in the case of death, disability or retirement, any unvested options will be cancelled 90 days following termination of employment.

(d) For the amounts related to option awards, the amounts set forth in this column represent the amount that will be expensed by the Company over the three-year vesting period. The grant date fair value was determined using the Black-Scholes option-pricing model. For the amounts related to stock awards, the amounts set forth in this column represent the expense the Company may record over the next three years assuming the maximum number of shares are earned and the executive remains with the Company through the applicable vesting dates. The grant date fair value was $4.73 as determined on the date of grant, January 26, 2007. For further discussion of assumptions and valuation, refer to Note 14 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Discussion of Summary Compensation Table and Grant of Plan-Based Awards

Employment Agreements

During 2007, all of the Named Executive Officers, except Mr. Freyberger, were employed pursuant to agreements with the Company. Each employment agreement sets forth, among other things, the Named Executive Officer's base salary, bonus opportunities, entitlement to participate in the Company's benefit and pension plans and to receive equity awards and post-termination benefits and obligations.

Mr. Cassidy's employment agreement, which was effective as of January 1, 1999 (and amended on September 20, 2002 and July 26, 2005), provides for the employment and retention of Mr. Cassidy for a four-year term commencing January 1, 1999 subject to automatic one-year extensions. Mr. Cassidy's employment agreement provides for:

- a minimum base salary of $550,000 per year and a minimum bonus target of $495,000 per year;
- an initial grant of options in 1999 to purchase 30,000 common shares and additional grants to be determined each subsequent year;
- an initial restricted stock award in 1999 of 40,000 common shares which vested on May 23, 2003; and
- a nonqualified supplemental retirement plan.

Mr. Cassidy's nonqualified supplemental retirement plan benefit has vested and is equal to the portion of his accrued pension under the Cincinnati Bell Management Pension Plan that is attributable to his first ten years of service. Mr. Cassidy's supplemental pension shall be paid to him (or his estate if his employment terminates by reason of his death) in a single lump sum within ninety days after the termination of his employment.

Mr. Ross's employment agreement, which was effective July 26, 2005, provides for the employment and retention of Mr. Ross for a one-year term subject to automatic one-year extensions. Mr. Ross's employment agreement provides for a minimum base salary of $350,000 per year and a minimum bonus target of $297,500 per year.

Mr. Keating's employment agreement, which was effective as of July 26, 2005, provides for the employment and retention of Mr. Keating for a one-year term subject to automatic one-year extensions. Mr. Keating's employment agreement provides for a minimum base salary of $225,000 per year and a minimum bonus target of $112,500 per year.

Mr. Wilson's employment agreement, which was effective July 26, 2005, provides for the employment and retention of Mr. Wilson for a one-year term subject to automatic one-year extensions. Mr. Wilson's employment agreement provides for a minimum base salary of $250,000 per year and a minimum bonus target of $125,000 per year.

Mr. Dir's employment agreement, which was effective July 26, 2005 (and amended November 9, 2007), provided for the employment and retention of Mr. Dir for a one-year term subject to automatic one-year extensions. Mr. Dir's employment agreement provided for a minimum base salary of $300,000 per year, a minimum bonus target of $255,000 per year, a guaranteed bonus for 2005 (which was paid in early 2006 when other annual bonuses were customarily paid) of $255,000 and an initial grant of stock options for 200,000 common shares on his first day of employment (July 11, 2005). The November 9, 2007 amendment, which was effective as of October 31, 2007, provided that, upon his resignation, and in exchange for extending the non-compete term of his employment agreement from one year to two years, Mr. Dir was entitled to receive a payment equal to his target bonus earned (prorated through October 31, 2007) but not paid, which would be payable when the Company customarily pays such bonuses but no later than March 31, 2008. Mr. Dir resigned and his employment agreement terminated upon his departure, which was effective October 31, 2007.

Each of the Named Executive Officers participates in the Cincinnati Bell Management Pension Plan (the "Management Pension Plan"), which contains both a qualified defined benefit plan, and a nonqualified excess benefit plan (the provision for this excess benefit is contained in the qualified defined benefit pension plan document), which applies the same benefit formula to that portion of the base wages and annual bonus payment that exceeds the maximum compensation that can be used in determining benefits under a qualified defined benefit pension plan. All salaried and non-union hourly employees of the Company also participate in the

Management Pension Plan on the same basis and their benefits vest over a five-year period at the rate of 20% per year. Covered compensation for purposes of calculating benefits include base wages — including any applicable overtime wages paid — plus annual bonus payments. Upon separation from employment, vested benefits are payable either as a lump-sum, a single life annuity or, for married participants, a 50% joint and survivor, which provides a reduced benefit for the employee in order to provide a benefit equal to 50% of that amount if the employee dies before his/her spouse. The Management Pension Plan is described in further detail on page 57.

Finally, Mr. Cassidy is also covered under a nonqualified Cincinnati Bell Pension Program ("SERP"). The SERP provides covered participants with a benefit equal to 50% of their average monthly compensation, which is the average monthly compensation for the highest 36 month period during the participants last five years of employment, less an offset for any benefits payable from the qualified and nonqualified provisions of the Cincinnati Bell Management Pension Plan and the participant's projected age 65 social security benefit. Benefits are reduced 2.5% per point for age and service to the extent the sum of the participant's age plus years of service equals less than 75. Participants are also provided with an additional payment equal to their estimated age 62 social security benefit until they reach age 62. Benefits are normally payable as an annuity — either single life or 50% joint and survivor for married participants — or as a 15-year installment. Under the terms of the Program, a participant must be at least age 55 and have attained at least 10 years of service to be vested in their benefit.

Each of the employment agreements also provide for severance payments upon termination of employment as a result of death or disability, termination by the Company without cause or termination upon a change of control. The payments to the Named Executive Officers upon termination or a change in control are described on page 60.

Long-term Incentives

The Compensation Committee has divided the total long-term incentives granted to the Named Executive Officers approximately equally between stock option grants and performance unit grants because such an allocation (i) prevents an excessive portion of long-term compensation being aligned solely on the achievement of stock price appreciation and (ii) provides an equivalent opportunity for an executive to be rewarded based on the Company achieving its more objective quantitative operating results that are consistent with its long-term business strategy. Prior to 2006, the Compensation Committee also granted performance restricted shares to certain of the Named Executive Officers. The long-term incentives granted to the Named Executive Officers are described in the Compensation Discussion and Analysis that begins on page 39.

Other Benefits

Each Named Executive Officer is eligible to participate in the Cincinnati Bell Inc. Flexible Perquisite Reimbursement Program and to receive the Company's matching contribution under the qualified defined contribution plan in which all salaried employees of the Company are eligible to participate. The flexible perquisite program provides each eligible executive with an annual allowance (Mr. Cassidy — $35,000, Mr. Ross — $23,000, Mr. Keating — $13,000, Mr. Freyberger — $7,500, Mr. Wilson — $13,000 and Mr. Dir — $23,000) that may be used to cover a variety of expenses, including

- automobiles (up to 60% of their annual allowance),
- tax planning and preparation,
- financial and estate planning,
- legal fees (excluding legal fees incurred in connection with an action against the Company),
- additional life and disability insurance that the executive may maintain on himself or herself,
- initiation fees and monthly dues in connection with social clubs,
- installation and monthly fees for home security,
- adoption fees,

- purchase of software designed to provide or assist with tax planning/preparation, and
- financial, estate and legal planning/documents.

Executives must pay first for eligible services and submit an invoice and evidence of payment in order to be reimbursed. In addition, the Company believes these executives should have annual, extensive physical examinations and, to encourage the executive to do so, provides an additional amount equal to $3,000 annually exclusively to defray the cost of such physical exams. This additional amount may not be used for any other purpose. Executives may submit requests for reimbursements for any given year until March 31 of the year following the year in which the expense was incurred. Any unused amounts, both the annual allowance and the additional amount for executive physicals, may not be carried over to the next year and are forfeited by the executive.

Salary and Cash Incentive Awards in Proportion to Total Compensation

Proportionately, the approximate percentage of total compensation in 2007 for each named executive represented by the sum of their salary plus bonus is as follows: Mr. Cassidy — 31%, Mr. Ross — 54%, Mr. Keating — 49%, Mr. Freyberger — 77%, Mr. Wilson — 52% and Mr. Dir — 96%.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning options and other equity awards held by the Named Executive Officers at December 31, 2007:

Outstanding Equity Awards at 2007 Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (a)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (c)
John F. Cassidy	6,000	—	—	13.155	01/02/08				
	57,300	—		16.75	01/04/09				
	20,000	—		18.6875	08/20/09				
	200,000	—		16.7813	09/17/09				
	15,000	—		35.9688	01/03/10				
	400,000	—		23.5313	05/23/10				
	80,000	—		22.8438	01/02/11				
	400,000	—		9.645	12/04/11				
	600,000	—		3.48	12/05/12				
	801,000	—		5.655	12/04/13				
	666,100	—		3.70	12/03/14				
	425,000	—		3.995	12/01/15				
	51,850	33,150		3.49	01/27/16				
	160,818	413,532		4.7350	12/08/16				
	—	559,355		4.91	12/07/17				
						—	—	628,960	2,987,560
Brian A. Ross ..	400	—	—	18.3438	01/04/09				
	15,000	—		17.50	09/13/09				
	25,000	—		35.9688	01/03/10				
	20,000	—		22.8438	01/02/11				
	5,000	—		16.425	09/05/11				
	25,000	—		9.645	12/04/11				
	60,000	—		3.48	12/05/12				
	61,000	—		5.655	12/04/13				
	300,000	—		5.57	01/29/14				
	150,000	—		3.70	12/03/14				
	150,000	—		3.995	12/01/15				
	56,000	144,000		4.735	12/08/16				
	—	250,000		4.91	12/07/17				
						—	—	126,650	601,588
Brian G. Keating	3,000	—	—	13.155	01/02/08				
	8,150	—		16.75	01/04/09				
	8,000	—		35.9688	01/03/10				
	6,200	—		24.7813	06/26/10				
	8,000	—		22.8438	01/02/11				
	1,000	—		16.425	09/05/11				
	8,500	—		9.645	12/04/11				
	51,000	—		5.655	12/04/13				
	50,000	—		3.995	12/01/15				
	14,000	36,000		4.735	12/08/16				
	—	50,000		4.91	12/07/17				
						—	—	55,200	262,200
Kurt A. Freyberger ...	15,000	—	—	4.21	03/31/15				
	20,000	—		3.995	12/01/15				
	7,000	18,000		4.735	12/08/16				
	—	25,000		4.91	12/07/17				
						—	—	12,500	59,375

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (a)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (c)
Christopher J. Wilson	8,000	—	—	16.75	01/04/09				
	8,000	—		35.9688	01/03/10				
	7,250	—		22.8438	01/02/11				
	1,000	—		16.425	09/05/11				
	7,400	—		9.645	12/04/11				
	20,000	—		3.48	12/05/12				
	51,000	—		5.655	12/04/13				
	75,000	—		3.70	12/03/14				
	77,400	—		3.995	12/01/15				
	28,000	72,000		4.735	12/08/16				
	—	100,000		4.91	12/07/17				
						—	—	81,950	389,263
Rodney D. Dir (d)	200,000	—	—	4.51	01/29/08				
	100,000	—		3.995	01/29/08				
						—	—	—	—

(a) All options granted are for a maximum period of ten years from the date of grant and vest over a three year period. Options vest 28% on the first anniversary of the original date of grant and, thereafter, at the rate of 3% per month for the next 24 months.

(b) Amounts in the column include performance restricted shares originally granted for the 2005 – 2007 performance cycle less performance restricted shares that were earned and vested for (i) the 2005 period on February 28, 2006 and (ii) the 2005 – 2006 cumulative period on February 28, 2007. Amounts also include performance units granted for the 2006 – 2008 performance cycle less performance units earned and vested for the 2006 period on February 28, 2007. The amount also includes the performance unit grant made to each of the executives for the 2007 – 2009 performance cycle on January 26, 2007.

(c) Amounts represent the value of equity incentive plan awards not yet vested based on the closing price of the Company's common shares on the NYSE on December 31, 2007 ($4.75).

(d) As a result of his resignation from the Company, Mr. Dir's exercisable stock options having a remaining option term of 90 days after the date of his resignation, which was October 31, 2007. Mr. Dir did not exercise any of these stock options prior to the expiration date.

Option Exercises and Stock Vested

The following table sets forth information concerning the exercise of options and the vesting of stock held by the Named Executive Officers during the fiscal year ended December 31, 2007:

Option Exercises and Stock Vested in 2007 Fiscal Year

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (b)	Value Realized on Vesting ($) (c)
John F. Cassidy	—	—	251,344	1,143,615
Brian A. Ross	—	—	43,010	195,696
Brian G. Keating (a)	100,000	220,140	20,880	95,004
Kurt A. Freyberger	—	—	2,500	11,375
Christopher J. Wilson	—	—	27,630	125,717
Rodney D. Dir	—	—	50,680	230,594

(a) Mr. Keating exercised stock options on May 31, 2007 at a market price of $5.8464 per share. The value realized was calculated by determining the difference between the market price of the Company's common stock on the exercise date and the exercise price of the options.

(b) Mr. Ross elected to defer a portion of his share award (31,250 shares) and Messrs. Freyberger and Wilson elected to defer their entire share award earned and attributable to the 2006 performance year.

(c) Amounts represent the closing price of the shares acquired by each of the executives on February 28, 2007 ($4.55), which was the date such awards vested. Messrs. Ross, Freyberger and Wilson deferred receipt of all or a portion of the shares awarded for the 2006 performance year. Deferrals of share awards are required, under the terms of the 1997 Cincinnati Bell Inc. Executive Deferred Compensation Plan, to be invested in common shares of the Company for a period of at least six months. Shares deferred are payable upon the termination of employment in two annual installments beginning the later of six months following the date of termination of employment or March 1 of the year following the year in which the executive terminates his employment with the Company.

Pension Benefits

The following table sets forth information concerning the pension benefits to the Named Executive Officers:

Pension Benefits for 2007 Fiscal Year

Name	Plan Name	Number of Years Credited Service (#) (e)	Present Value of Accumulated Benefit ($) (f)(g)	Payments During Last Fiscal Year ($)
John F. Cassidy	Qualified Defined Benefit Plan (a)	12	184,182	—
	Non-Qualified Excess Plan (b)	12	676,397	
	Non-Qualified Supplemental Plan (c)	12	3,007,102	
	Employment Agreement (d)	12	968,996	
	Total		4,836,677	
Brian A. Ross	Qualified Defined Benefit Plan (a)	10	118,884	—
	Non-Qualified Excess Plan (b)	10	130,655	
	Total		249,539	
Brian G. Keating	Qualified Defined Benefit Plan (a)	30	276,751	—
	Non-Qualified Excess Plan (b)	30	53,137	
	Total		329,888	
Kurt A. Freyberger	Qualified Defined Benefit Plan (a)	3	20,777	—
	Non-Qualified Excess Plan (b)	3	5,145	
	Total		25,922	
Christopher J. Wilson	Qualified Defined Benefit Plan (a)	9	67,578	—
	Non-Qualified Excess Plan (b)	9	33,308	
	Total		100,886	
Rodney D. Dir	Qualified Defined Benefit Plan (a)	2	20,502	—
	Non-Qualified Excess Plan (b)	2	29,291	
	Total		49,793	

(a) Cincinnati Bell Management Pension Plan

(b) Nonqualified ERISA Excess Provisions of the Cincinnati Bell Management Pension Plan

(c) SERP, see page 51 for further details

(d) Employment Agreement between the Company and Mr. Cassidy

(e) None of the executive officers have been granted additional years of service under any of the plans, and this column reflects the actual years of service of each executive officer.

(f) Amounts in the column represent the accumulated benefit obligations computed using the same assumptions as used for financial reporting purposes, described in more detail in Note 9 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

(g) If any of the executive officers had retired on December 31, 2007, they would have been entitled to a benefit equal to the balance then credited to them, without any reduction, under the Cincinnati Bell Management Pension Plan (both the Qualified Defined Benefit Plan portion and the Non-Qualified Excess Plan portion) as of that date. They may elect a lump-sum or equivalent annuity form of payment. Although Mr. Cassidy would receive the benefit under his employment agreement if he retires, because Mr. Cassidy has not attained 55 years of age, he would not be entitled to any benefits under the SERP described above.

All of the Named Executive Officers of the Company participated during 2007 in the Cincinnati Bell Management Pension Plan (the "Management Pension Plan"), which is a tax-qualified defined benefit pension plan. The Management Pension Plan is the same plan that is available to all other eligible salaried and certain non-union hourly employees. Mr. Cassidy also participates in the SERP. Contributions to the Management Pension Plan and the SERP are fully funded by the Company.

The basic benefit formula under the Management Pension Plan is a cash balance formula. Under this formula, each participant has an account to which pension credits are allocated at the end of each year based upon the participant's attained age and plan compensation for the year (with such plan compensation being subject to a maximum legal annual compensation limit, which limit was $225,000 for 2007). A participant's plan compensation for the year equals generally the participant's base salary plus any commissions or bonuses received. To the extent that a participant's plan compensation exceeds the aforementioned annual compensation limitation, additional pension credits are given for such additional compensation under a non-tax-qualified retirement plan that is operated in conjunction with the Management Pension Plan (the "Excess Benefit Plan"). The following chart shows the 2007 annual pension credits that are given at the ages indicated:

Attained Age	Pension Credits
Less than 30 years	3.00% of total plan compensation plus 3.00% of excess compensation for 2007*
30 but less than 35 years	3.25% of total plan compensation plus 3.25% of excess compensation for 2007
35 but less than 40 years	3.75% of total plan compensation plus 3.75% of excess compensation for 2007
40 but less than 45 years	4.50% of total plan compensation plus 4.50% of excess compensation for 2007
45 but less than 50 years	5.25% of total plan compensation plus 5.25% of excess compensation for 2007
50 but less than 55 years	6.50% of total plan compensation plus 6.50% of excess compensation for 2007
55 or more years	8.00% of total plan compensation plus 8.00% of excess compensation for 2007

* For purposes of the above table, "excess compensation" means the portion of a plan participant's total plan compensation for 2007 that exceeds the Social Security old-age retirement taxable wage base for 2007.

A participant's account under the Management Pension Plan is also generally credited with assumed interest for each calendar year at a certain interest rate. Such interest rate was 4.0% per annum for 2007 with respect to a participant while he or she is still employed by the Company or a Company subsidiary and 3.5% (or 4.0% if a participant elects out of a pre-retirement death benefit) for a participant while he or she is not so employed. In the case of a participant who was a participant in the Management Pension Plan on December 31, 1993 or who has benefits transferred from other plans to the Management Pension Plan, the participant's account also was credited with pension credits equivalent to the participant's accrued benefit under the plan or such other plans on that date or when such benefits are transferred, as the case may be.

After retirement or other termination of employment, a participant under the Management Pension Plan is entitled to elect to receive a benefit under the plan in the form of a lump sum payment or as an annuity, generally based on the balance credited to the participant's cash balance account under the plan when the benefit begins to be paid (but also subject to certain transition or special benefit formula rules in certain situations).

Under the SERP, each current active participant's pension at retirement, if paid in the form of a single life annuity, generally will be an amount equal to the difference between 50% of the participant's average monthly compensation (for the 36-month period that occurs during the 60-month period preceding retirement that produces the highest compensation amount) and the sum of the participant's benefits payable under the Management Pension Plan (including for this purpose amounts payable under the Excess Benefit Plan and any other amounts which are intended to supplement or be in lieu of benefits under the Management Pension Plan) and Social Security benefits. Also, there is a reduction in such pension amount of 2.5% for each year by which the sum of the participant's years of age and years of service at retirement total less than 75, and no benefits are payable if the participant terminates employment (other than by reason of his or her death) prior to attaining age 55 and completing at least 10 years of service credited for the purposes of the plan.

In addition, Mr. Cassidy's employment agreement with the Company provides an additional retirement benefit. Pursuant to such employment agreement, Mr. Cassidy is entitled to an additional non-qualified retirement benefit equal to a portion of his accrued pension under the Management Pension Plan that is attributable to his first ten years of service. This benefit shall be paid to Mr. Cassidy (or his estate if his employment terminates by reason of his death) in a single lump sum within ninety days after the termination of his employment.

Nonqualified Deferred Compensation

The following table sets forth information concerning compensation deferred by the Named Executive Officers:

Nonqualified Deferred Compensation for 2007 Fiscal Year

Name	Executive Contributions in Last Fiscal Year ($)(a)	Company Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2007 ($)
John F. Cassidy	—	—	48,761 (c)	—	1,286,756
Brian A. Ross	142,188	—	11,261 (b)(c)	—	280,678
Brian G. Keating	—	—	—	—	—
Kurt A. Freyberger	11,375	—	500 (b)	—	11,875
Christopher J. Wilson	125,717	—	5,526 (b)	—	131,243
Rodney D. Dir	—	—	—	—	—

(a) Mr. Ross deferred receipt of his performance restricted share award of 31,250 shares earned for the 2006 period for the 2006 – 2008 performance cycle that was paid on February 28, 2007. Mr. Wilson also deferred his performance restricted share award of 27,630 shares earned for both the 2006 period under the 2006 – 2008 performance cycle and the 2005 – 2006 cumulative period under the 2005 – 2007 performance cycle. Mr. Freyberger deferred his performance restricted share award of 2,500 shares earned for the 2006 period under the 2006 – 2008 performance cycle. The amounts shown in the column are based on the closing price of the Company's stock ($4.55) on February 28, 2007, the deferral date, for their shares. Although paid in 2007, these amounts represent awards earned in and for 2005 and 2006 performance and, therefore, are not included in the Summary Compensation Table.

(b) The amounts represent the difference between the closing price of the Company's stock ($4.55) on February 28, 2007, the deferral date, and the closing price of the Company's stock ($4.75) on December 31, 2007.

(c) For Messrs. Cassidy and Ross, the amount shown also includes the difference between the closing price of the Company's stock ($4.57) on December 29, 2006, which was the last day of trading on the NYSE in 2006, and the closing price of the Company's stock ($4.75) on December 31, 2007 with respect to deferrals made prior to 2007.

The 1997 Cincinnati Bell Inc. Executive Deferred Compensation Plan (the "Executive Deferred Compensation Plan") generally permits under its current policies, for any calendar year, each employee who has an annual base rate of pay and target bonus above a certain high dollar amount and has been designated by the Company or a subsidiary of the Company as a "key employee" for purposes of the plan (currently a key employee for purposes of the plan generally has annual pay of more than $225,000) to defer receipt of up to 75% of his or her base salary, up to 100% of his or her cash bonuses (including annual incentive awards and non-performance-based cash awards under the Cincinnati Bell Inc. 1997 Long Term Incentive Plan and the Cincinnati Bell Inc. 2007 Long Term Incentive Plan (collectively, the "Long Term Incentive Plans")) and up to 100% of any performance-based common share awards (not including awards of stock options or restricted stock after 2005) provided him or her under the Long Term Incentive Plans.

For all key employees who participate in the Executive Deferred Compensation Plan, there is also a Company "match" on the amount of base salary and cash bonuses deferred under the plan for any calendar year. In general, to the extent a participating key employee's base salary and cash bonuses for the applicable year do not exceed a certain annual compensation limit prescribed by the Internal Revenue Code for tax-qualified plans (which limit was $225,000 for 2007), the match is 4% of the base salary and cash bonuses deferred by the employee under the plan. To the extent a participating key employee's base salary and cash bonuses for the applicable year exceed the appropriate annual compensation limit, the match is generally equal to the lesser of 66⅔% of the base salary and cash bonuses deferred by the key employee under the plan or 4% of the key employee's base salary and cash bonuses for the applicable year that are in excess of such annual compensation limit.

Amounts deferred by any participating key employee under the Executive Deferred Compensation Plan and any related Company "match" are credited to the account of the participant under the plan and are assumed to be invested in various mutual funds or other investments (including common shares) as designated by the participant.

The accounts under the Executive Deferred Compensation Plan are not funded in a manner that would give any participant a secured interest in any funds, and benefits are paid from the assets of the Company and its subsidiaries (or from a trust that the Company has established and that remains subject to the Company's creditors).

The amounts credited to the account of any participant under the Executive Deferred Compensation Plan are generally distributed, as so elected by the participant, in a lump sum or in two to ten annual installments (in cash and/or common shares), that begin at some date after his or her termination of employment with the Company and its subsidiaries or a fixed date that occurs at least six years after the start of the first calendar year in which he or she participates in the plan. In addition, as a special rule, in the event of a change in control of the Company, all of the amounts then credited under the plan to a participant's account under the plan are generally paid in a lump sum on the day after the change in control.

The Executive Deferred Compensation Plan must comply with the requirements of the American Jobs Creation Act of 2004 in order to retain its ability to defer federal income tax on certain amounts credited to a participant's account under the plan. The Company has amended the plan to meet the requirements of the American Jobs Creation Act of 2004 and will make further amendments as necessary to comply with the regulations adopted by the IRS to implement the Act.

In 2007, the deferrals of performance awards by Messrs. Ross, Freyberger and Wilson under the Executive Deferred Compensation Plan for 2006 performance is reflected in the Nonqualified Deferred Compensation for 2007 Fiscal Year table on page 58. None of the other Named Executive Officers participated in the Executive Deferred Compensation Plan during 2007.

Potential Payments upon Termination of Employment or a Change-in-Control

The following table shows potential payments to our Named Executive Officers directly and indirectly on their behalf under existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios involving a change-in-control or termination of employment, assuming a December 31, 2007 termination date and, where applicable, using the closing price of our common shares of $4.75 (as reported on the NYSE as of December 31, 2007).

Name	Executive Payment on Termination	Voluntary Termination ($)	Involuntary Not for Cause Termination ($)	Involuntary for Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
John F. Cassidy	Base Salary	—	1,290,000	—	1,928,550	—	—
	Annual Incentive Target Opportunity	—	1,677,000	—	2,507,115	838,500	838,500
	Long Term Incentives — Options	—	47,972	—	47,972	47,972	47,972
	Long Term Incentives — Performance Restricted Shares	—	2,987,560	—	2,987,560	2,987,560	2,987,560
	Basic Benefits	—	25,105	—	25,105	—	81,588
	Retiree Benefits	—	7,953,077	—	7,953,077	—	6,577,274
	Other Contractual Payments	—	—	—	—	—	—
	Excise — Tax Gross-up (a)(b)	—	—	—	7,448,779	—	—
	TOTAL	—	13,980,714	—	22,898,158	3,874,032	10,532,894
Brian A. Ross	Base Salary	—	375,000	—	750,000	—	—
	Annual Incentive Target Opportunity	—	375,000	—	750,000	375,000	375,000
	Long Term Incentives — Options	—	1,080	—	2,160	2,160	2,160
	Long Term Incentives — Performance Restricted Shares	—	349,244	—	601,588	601,588	601,588
	Basic Benefits	—	12,304	—	12,304	—	123,040
	Retiree Benefits	—	87,290	—	87,290	—	145,137
	Other Contractual Payments	—	—	—	—	—	—
	Excise — Tax Gross-up (a)(b)	—	—	—	907,261	—	—
	TOTAL	—	1,199,918	—	3,110,603	978,748	1,246,925
Brian G. Keating	Base Salary	—	250,000	—	500,000	—	—
	Annual Incentive Target Opportunity	—	125,000	—	250,000	125,000	125,000
	Long Term Incentives — Options	—	270	—	540	540	540
	Long Term Incentives — Performance Restricted Shares	—	155,325	—	262,200	262,200	262,200
	Basic Benefits	—	11,421	—	11,421	—	3,807
	Retiree Benefits	—	42,363	—	42,363	—	201,037
	Other Contractual Payments	—	—	—	—	—	—
	Excise — Tax Gross-up (a)(b)	—	—	—	464,307	—	—
	TOTAL	—	584,379	—	1,530,831	387,740	592,584

Name	Executive Payment on Termination	Voluntary Termination ($)	Involuntary Not for Cause Termination ($)	Involuntary for Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
Kurt A. Freyberger	Base Salary	—	16,154	—	90,462	—	—
	Annual Incentive Target Opportunity	—	—	—	—	—	—
	Long Term Incentives — Options	—	—	—	270	—	—
	Long Term Incentives — Performance Restricted Shares	—	—	—	59,375	59,375	59,375
	Basic Benefits	—	—	—	4,685	—	—
	Retiree Benefits	—	22,995	—	22,995	—	—
	Other Contractual Payments	—	—	—	—	—	—
	Excise — Tax Gross-up (a)(b)	—	—	—	—	—	—
	TOTAL	—	39,149	—	177,787	59,375	59,375
Christopher J. Wilson	Base Salary	—	300,000	—	600,000	—	—
	Annual Incentive Target Opportunity	—	150,000	—	300,000	150,000	150,000
	Long Term Incentives — Options	—	540	—	1,080	1,080	1,080
	Long Term Incentives — Performance Restricted Shares	—	218,856	—	389,263	389,263	389,263
	Basic Benefits	—	11,561	—	11,561	—	210,354
	Retiree Benefits	—	33,911	—	33,911	—	97,428
	Other Contractual Payments	—	—	—	—	—	—
	Excise — Tax Gross-up (a)(b)	—	—	—	537,124	—	—
	TOTAL	—	714,868	—	1,872,939	540,343	848,125

(a) These amounts are meant to defray related tax liabilities related to a change in control. The discount rate used for retiree benefit parachute values was 6.20%, consistent with financial statements for purposes of FAS 87.

(b) The executives are subject to restrictive covenants post-termination that were, in part, consideration for compensation of benefits. The value of these restrictive covenants would be favorable and were not considered for this calculation.

If any of the executives (other than Mr. Dir) elects to voluntarily terminate employment with the Company, or if they are terminated by the Company for cause, they are entitled to no payments from the Company other than those benefits which they have a non-forfeitable vested right to receive, which include any shares of stock they own outright, vested options which may be exercisable for a period of 90 days following termination, deferred compensation amounts and vested amounts under the Company's pension and savings plans. Pursuant to the terms of his Employment Agreement, Mr. Dir is entitled to receive any target bonus earned (prorated through October 31, 2007) but not paid as of October 31, 2007. Mr. Cassidy is entitled to receive payment of the nonqualified retirement benefit of $968,996 provided for in his employment agreement in which he is already vested. Payment of such accrued, vested and non-forfeitable amounts is also applicable to each of the other four termination scenarios detailed in the above table and discussed below, and each executive is still bound by the non-disclosure, non-compete and non-solicitation provisions of their agreements.

If an executive (other than Mr. Freyberger) is terminated by the Company without cause, the executive will be entitled to the following:

- A payment equal to the sum of the executive's base salary plus target bonus (two times the sum in the case of Mr. Cassidy);
- A payment equal to the present value of an additional one year (two years for Mr. Cassidy) of participation in the Company's Management Pension Plan as though the executive had remained employed at the same base rate of pay and target bonus;
- Continued medical, dental, vision and life insurance benefits during the one-year period (or two-year period for Mr. Cassidy) following the executive's termination of employment on the same basis as any active salaried employee provided any required monthly contributions are made;

- Except for Mr. Cassidy, continued treatment as an active employee during the one-year period following termination with respect to any outstanding long-term incentive cycles the executive may be participating in and any unvested stock options will continue to vest under the normal vesting schedule as though the executive was still an active employee;
- For Mr. Cassidy only, full vesting and payout at target amounts of any awards granted under the long term incentive plans;
- The ability to exercise any vested options for an additional 90 days after the end of the one-year period, or in the case of Mr. Cassidy, the ability to exercise any vested options (which are all fully vested upon his termination of employment) during the two-year period following his termination; and
- Full vesting of any outstanding restricted shares.

If an executive (other than Mr. Freyberger) is terminated within the one-year period (or a two-year period for Mr. Cassidy) following a change-in-control, the executive will be entitled to the following:

- A payment equal to two times the sum of their base salary plus target bonus (2.99 times for Mr. Cassidy);
- A payment equal to the present value of an additional one year (two years for Mr. Cassidy) of participation in the Company's Management Pension Plan as though the executive had remained employed at the same base rate of pay and target bonus;
- Continued medical, dental, vision and life insurance coverage during the one-year period (or two-year period for Mr. Cassidy) following the executive's termination of employment on the same basis as other active employees provided any required monthly contributions are made;
- Full vesting of any options, restricted shares and/or other equity awards and the ability to exercise such options for the one-year period (or two-year period for Mr. Cassidy) following termination;
- Full vesting and payout at target amounts of any awards granted under long-term incentive plans; and
- To the extent that any of the executives are deemed to have received an excess parachute payment, an additional payment sufficient to pay any taxes imposed under section 4999 of the Internal Revenue Code plus any federal, state and local taxes applicable to any taxes imposed under section 4999 of the Internal Revenue Code.

In addition, Mr. Cassidy's SERP benefit would be fully vested and he would receive a lump sum payment without adjustment for age and service.

If an executive (other than Mr. Freyberger) is "terminated" because of his or her death, the executive's beneficiary will be entitled to the following:

- A payment equal to the bonus accrued and payable to the deceased executive for the current year;
- Full vesting of all options held by the deceased executive and the ability to exercise such options for the one-year period following the date of the executive's death; and
- Full vesting and payout at target amounts of any awards granted to the deceased executive under long-term incentive plans.

If an executive is terminated by reason of disability, the executive (other than Mr. Freyberger) will be entitled to the following:

- A payment equal to the bonus accrued and payable to the disabled executive for the current year completed;
- Continued vesting of all options held by the disabled executive on their normal schedule and the ability to exercise such vested options so long as the disabling conditions exists;
- Continued participation by the disabled executive in any outstanding long-term incentive plans; and
- Continued consideration of the disabled executive as an employee for all other benefits so long as the disabling condition that resulted in the disability-based termination is present.

In the case of Messrs. Cassidy, Ross, Keating and Wilson, in the event of termination because of disability, they would also become eligible at some future date for retiree medical benefits provided the Company is still offering such retiree benefits at that time. In addition, Mr. Cassidy would become vested under the SERP and be eligible to commence receiving annuity payments at age 55.

Under all of the termination scenarios in the preceding table, Messrs. Cassidy, Ross, Keating, Freyberger and Wilson have certain accrued, vested and non-forfeitable amounts, which are determined as of December 31, 2007, to which they are entitled as follows: Mr. Cassidy — $7,690,757, Mr. Ross — $1,336,956, Mr. Keating — $684,149, Mr. Freyberger — $67,344 and Mr. Wilson — $517,522. These amounts represent stock they own outright, vested in-the-money stock options, pension benefits and, in the case of Messrs. Cassidy, Ross, Freyberger and Wilson nonqualified deferred compensation amounts.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC and the NYSE and the National Stock Exchange (f/k/a the Cincinnati Stock Exchange). Directors, executive officers and greater than 10% shareholders are required by regulations of the SEC to furnish the Company with copies of all Section 16(a) reports that they file. Such reports are filed on Forms 3, 4 and 5 under the Exchange Act. Based solely on the Company's review of the copies of such forms received by it, the Company believes that, during the period commencing January 1, 2007 and ending December 31, 2007, all such persons complied on a timely basis with the filing requirements of Section 16(a).

Shareholder Proposals for Next Year's Annual Meeting

Shareholder proposals intended for inclusion in next year's Proxy Statement should be sent to Christopher J. Wilson, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, and must be received by November 23, 2008. Any such proposal must comply with Rule 14a-8 promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended. Any shareholder, who intends to propose any other matter to be acted upon at the 2009 Annual Meeting of Shareholders without inclusion of such proposal in the Company's Proxy Statement, must inform the Company no later than February 6, 2009. If notice is not provided by that date, the persons named in the Company's proxy for the 2009 Annual Meeting will be allowed to exercise their discretionary authority to vote upon any such proposal without the matter having been discussed in the Proxy Statement for the 2009 Annual Meeting of Shareholders.

Shareholders may propose director candidates for consideration by the Governance and Nominating Committee of the Board of Directors. Any such recommendations should be directed to Christopher J. Wilson, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, and must be received no later than November 23, 2008 for the 2009 Annual Meeting of Shareholders.

Other Matters to Come Before the Meeting

At the time this Proxy Statement was released for printing on March 18, 2008, the Company knew of no other matters that might be presented for action at the meeting. If any other matters properly come before the meeting, it is intended that the voting shares represented by proxies will be voted with respect thereto in accordance with the judgment of the persons voting them.

Financial Statements and Corporate Governance Documents Available

The Cincinnati Bell Annual Report on Form 10-K for the year ended December 31, 2007, which includes the consolidated financial statements of the Company and its subsidiaries, and the Company's 2007 Summary Annual Report have been mailed to shareholders in the package of materials that includes this combined Proxy Statement, Annual Report on Form 10-K and Summary Annual Report. If you would like a copy of the combined Proxy Statement, Annual Report on Form 10-K and Summary Annual Report, or any other document incorporated by reference into this Proxy Statement, please write to Christopher J. Wilson, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, and the Company will send you one free of charge. You may also obtain a copy of any of the following corporate governance documents from the Company's website identified below or by writing Christopher J. Wilson, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, for a free copy:

Corporate Governance Document	Website
Audit and Finance Committee Charter	*www.cincinnatibell.com/aboutus/corporate_governance/af_charter*
Compensation Committee Charter	*www.cincinnatibell.com/aboutus/corporate_governance/compensation_committee_charter*
Governance and Nominating Committee Charter	*www.cincinnatibell.com/aboutus/corporate_governance/gn_committee_charter*
Code of Business Conduct	*www.cincinnatibell.com/aboutus/corporate_governance/code_of_conduct*
Code of Ethics for Senior Financial Officers	*www.cincinnatibell.com/aboutus/corporate_governance/code_of_ethics*
Code of Ethics for Directors	*www.cincinnatibell.com/aboutus/corporate_governance/code_of_ethics*
Corporate Governance Guidelines	*www.cincinnatibell.com/aboutus/corporate_governance/corporate_governance_guidelines*

Proxy Statements for Shareholders Sharing the Same Household Mailing Address

As part of the Company's efforts to reduce costs and increase efficiency, when possible, only one copy of this combined Proxy Statement, Annual Report on Form 10-K and Summary Annual Report has been delivered to multiple shareholders sharing the same household mailing address, unless the Company has received contrary instructions from one or more of the shareholders at that address.

Upon written or oral request, the Company will promptly provide a separate copy of this combined Proxy Statement, Annual Report on Form 10-K and Summary Annual Report to a shareholder at a shared address to which a single copy was delivered. If your household mailing address is shared with other shareholders and you did not receive a combined Proxy Statement, Annual Report on Form 10-K and Summary Annual Report, but would like to receive a separate copy of this item as well as future Company communications, please contact the following:

For beneficial owners, please contact your broker.

For shareholders of record, please contact our transfer agent, Computershare, at the following address:

Computershare Investor Services, LLC
Shareholder Services
7530 Lucerne Drive, Suite 100
Cleveland, Ohio 44130-6503

If shareholders residing at the same household mailing address are currently receiving multiple copies of Company communications but would like to receive only one in the future, please send written notice to your broker (for beneficial owners) or to Computershare (for shareholders of record) at the above address. In the written notice, please indicate the names of all accounts in your household, and you will be forwarded the appropriate forms for completion.

Each shareholder participating in the householding program will, however, continue to receive a separate proxy card or voting instruction card.

Electronic Delivery of Materials

Shareholders can also enroll for electronic delivery of the Company's future Proxy Statements, Annual Reports on Form 10-K and Summary Annual Report by registering directly or with your broker through our website, *investor.cincinnatibell.com* in the Electronic Shareholder Communications Enrollment section of the Investor Relations webpage.

Each shareholder participating in the electronic delivery of materials will, however, continue to receive a separate proxy card or voting instruction card.

Shareholder Communications with the Board of Directors

Shareholders or other interested parties may communicate with the board of directors, any individual director, the non-management directors as a group, or the director who presides at meetings of the non-management directors. The Company has established procedures for such shareholder communications. Shareholders should send any communications to Christopher J. Wilson, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, and identify the intended recipient or recipients. All communications addressed to the board of directors or any identified director or directors will be forwarded to the identified person or persons.

By Order of the Board of Directors

Christopher J. Wilson
General Counsel and Secretary

March 18, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 1-8519

CINCINNATI BELL INC.

Ohio	31-1056105
(State of Incorporation)	(I.R.S. Employer Identification No.)

221 East Fourth Street, Cincinnati, Ohio 45202
Telephone 513-397-9900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares (par value $0.01 per share)	New York Stock Exchange
Preferred Share Purchase Rights	National Stock Exchange
6¾% Convertible Preferred Shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer" "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common shares owned by non-affiliates of the registrant was $1.4 billion, computed by reference to the closing sale price of the common stock on the New York Stock Exchange on June 30, 2007, the last trading day of the registrant's most recently completed second fiscal quarter. The Company has no non-voting common shares.

At February 1, 2008, there were 248,375,399 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement relating to the Company's 2008 Annual Meeting of Shareholders are incorporated by reference into Part III of this report to the extent described herein.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This report contains trademarks, service marks and registered marks of Cincinnati Bell Inc., as indicated.

Part I

Item 1. Business

General

Cincinnati Bell Inc. and its consolidated subsidiaries (the "Company") is a full-service local provider of data and voice communications services and equipment and a regional provider of wireless and long distance communications services. The Company provides telecommunications service primarily on its owned local and wireless networks with a well-regarded brand name and reputation for service. The Company also sells telecommunication equipment, information technology hardware, and related services.

The Company operates in three segments: Wireline, Wireless, and Technology Solutions. The Company's segments were realigned to be consistent with changes made in the second quarter of 2007 to its management structure and reporting. The Wireline segment combines the operations of Cincinnati Bell Telephone Company LLC ("CBT") and Cincinnati Bell Extended Territories LLC ("CBET"), which were formerly included in the Local segment, and the operations of Cincinnati Bell Any Distance Inc. ("CBAD"), Cincinnati Bell Complete Protection Inc. ("CBCP"), the Company's payphone business and Cincinnati Bell Entertainment Inc. ("CBE"), which were formerly included in the Other segment. The Broadband segment, which does not have any substantive on-going operations, has been eliminated. The remaining liabilities associated with the former broadband operations are now included in Corporate activities. The Wireless and Technology Solutions segments were not impacted by the segment realignment.

The Company is an Ohio corporation, incorporated under the laws of Ohio in 1983. Its principal executive offices are at 221 East Fourth Street, Cincinnati, Ohio 45202 (telephone number (513) 397-9900 and website address *http://www.cincinnatibell.com*). As soon as practicable after they have been electronically filed, the Company makes available its reports on Form 10-K, 10-Q, and 8-K (as well as all amendments to these reports), proxy statement and other information free of charge, on its website at the Investor Relations section.

The Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") under the Exchange Act. These reports and other information filed by the Company may be read and copied at the Public Reference Room of the SEC, 100 F Street N.E., Washington, D.C. 20549. Information may be obtained about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements, and other information about issuers, like the Company, which file electronically with the SEC. The address of that site is *http://www.sec.gov*.

Wireline

The Wireline segment provides local voice, data, long-distance and other services. Local voice services include local telephone service, switched access, information services such as directory assistance, and value-added services, such as caller identification, voicemail, call waiting, and call return. Data services include Digital Subscriber Line ("DSL"), which provides high-speed data transmission via the internet, dial-up Internet access, dedicated network access, and Gigabit Ethernet ("Gig-E") and Asynchronous Transfer Mode ("ATM") based data transport, which businesses principally utilize to transport large amounts of data typically over a private network. Long distance services include long distance, audio conferencing, and voice over internet protocol ("VoIP") services. Other services offered by the Wireline segment consist of security monitoring services, public payphones, cable television in Lebanon, Ohio, DirecTV commissioning over its entire operating area, inside wire installation for business enterprises and billing, clearinghouse and other ancillary services primarily for inter-exchange (long distance) carriers.

<u>Cincinnati Bell Telephone Company LLC and Cincinnati Bell Extended Territories LLC</u>

The Company provides wireline voice and data services to its historical operating territory in southwestern Ohio, northern Kentucky and southeastern Indiana through the operations of CBT, an Incumbent Local Exchange Carrier ("ILEC"). The Company's core ILEC franchise covers approximately 2,400 square miles in a 25-mile radius around Cincinnati, Ohio. The Company has operated its core ILEC franchise for approximately 130 years.

Over the past ten years, the Company has expanded its voice and data services beyond its ILEC territory, particularly in Dayton and Mason, Ohio, through a product suite offered to business and residential customers. CBET, a subsidiary of CBT, operates as a Competitive Local Exchange Carrier ("CLEC") and provides substantially all of its voice and data services on its own network or through purchasing unbundled network elements ("UNE-L" or "loops") from various incumbent local carriers. The Wireline segment links the ILEC and CLEC territories through its Synchronous Optical Fiber Network ("SONET"), which provides route diversity between the two territories via two separate paths. In March 2007, CBET purchased a local telecommunication business, which offers voice, data and cable TV services, in Lebanon, Ohio for a purchase price of $7.0 million. See Note 5 to the Consolidated Financial Statements for further information regarding this acquisition.

The Wireline segment provides voice services over a 100% digital, circuit switch-based network to end users via access lines. In recent years, the Company's voice access lines have decreased as its customer base has increasingly employed wireless technologies in lieu of wireline voice services ("wireless substitution"), or have migrated to competitors, including cable companies, which offer VoIP solutions. Wireline had approximately 834,000 voice access lines in service on December 31, 2007, which is a 6% and 10% reduction in comparison to 887,000 and 931,000 access lines in service at December 31, 2006 and 2005, respectively.

Despite the decline in access lines, the Wireline segment has been able to nearly offset the effect of these losses on revenue by:

(1) increasing DSL penetration to existing consumer and business customers; and

(2) increasing the sale of high capacity data circuits to business customers.

The Company has deployed DSL capable electronics throughout its territory, allowing it to offer high-speed DSL internet access services to over 90% of its in-territory primary consumer access lines. The Company's DSL subscribers were 222,000, 198,000, and 162,500 at December 31, 2007, 2006, and 2005, respectively. CBT's in-territory primary consumer penetration of DSL service was 42% of addressable lines at the end of 2007, an increase of 8 percentage points compared to the end of 2006.

Also, CBT's network includes the use of fiber-optic cable, with SONET rings linking Cincinnati's downtown with other area business centers. These SONET rings offer increased reliability and redundancy to CBT's major business customers. CBT has an extensive business-oriented data network, offering native speed Ethernet services over an interlaced ATM – Gig-E backbone network, delivered to end users via high-capacity circuits. CBT business revenues were $435.1 million, $416.3 million and $412.7 million in 2007, 2006, and 2005, respectively.

In 2007, CBT voice revenue totaled $432.4 million and data revenue totaled $258.6 million, of which $89.2 million was associated with DSL service. Approximately 96% of the voice and data revenue was generated within the Company's ILEC operating territory.

CBT's subsidiary, Cincinnati Bell Telecommunications Services LLC, operates the National Payphone Clearinghouse ("NPC") in an agency function, facilitating payments from inter-exchange carriers to payphone service providers ("PSPs") relating to the compensation due to PSPs for originating access code calls, subscriber 800 calls, and other toll free and qualifying calls pursuant to the rules of the Federal Communications Commission ("FCC") and state regulatory agencies. As the NPC agent, the Company does not take title to any funds to be paid to the PSPs, nor does the Company accept liability for the payments owed to the PSPs.

Cincinnati Bell Any Distance Inc.

CBAD provides long distance, audio conferencing, and VoIP services to businesses and residential customers in the Greater Cincinnati and Dayton, Ohio areas. Residential customers can choose from a variety of long distance plans, which include unlimited long distance for a flat fee, purchase of minutes at a per-minute-of-use rate or a fixed number of minutes for a flat fee. In addition to long distance, business customers can choose from a variety of other services, which include audio conferencing, dedicated long distance, and starting in mid 2006, VoIP. At December 31, 2007, CBAD had approximately 548,000 long distance subscribers, consisting of 374,000 residential and 174,000 business subscribers, compared to 552,000 and 564,000 long distance subscribers at December 31, 2006 and 2005, respectively. The decrease in subscribers from 2006 was related to a 5% decline in residential subscribers, consistent with the CBT access line loss, partially offset by a 10% increase in business subscribers. In 2007, CBAD produced $79.3 million in revenue for the Wireline segment compared to $71.8 million in 2006, and $69.5 million in 2005. In 2007, CBAD began to provide new broadband services beyond its traditional territory to business customers. Revenue from these new services was insignificant in 2007. Also, in late 2007, CBAD committed to the acquisition of eGIX Inc. ("eGix"), a CLEC provider of voice and long distance services to business customers in Indiana. Revenues for eGIX were approximately $15 million in 2007. The Company completed this acquisition in February 2008.

Cincinnati Bell Complete Protection Inc.

CBCP provides surveillance hardware and monitoring services to residential and business customers in the Greater Cincinnati area. At December 31, 2007, CBCP had approximately 9,900 monitoring subscribers in comparison to 8,600 and 7,000 monitoring subscribers at December 31, 2006 and 2005. CBCP produced $4.0 million, $3.6 million, and $2.9 million in revenue in 2007, 2006, and 2005, respectively, for the Wireline segment.

Public Payphone Business

Public provides public payphone services primarily within the geographic area of the Wireline segment. Public had approximately 2,200, 2,900, and 3,700 stations in service as of December 31, 2007, 2006, and 2005, respectively, and generated approximately $1.9 million, $2.9 million, and $4.5 million in revenue in 2007, 2006, and 2005, respectively, or less than 1% of consolidated revenue in each year. The revenue decrease results primarily from wireless substitution as usage of payphones continues to decrease in favor of wireless products and a targeted reduction in unprofitable lines.

Cable TV and DirecTV

As a result of the Company's acquisition of a telecommunications company in Lebanon, Ohio, Wireline now offers cable TV to 3,900 customers in Lebanon. The Company also is an authorized sales agent and offers DirecTV© satellite programming through its retail distribution outlets to Cincinnati Bell customers. As such, the Company does not deliver satellite television services. Instead, DirecTV© pays to the Company a commission for each subscriber and in some circumstances may offer a bundle price discount directly to the Cincinnati Bell customer subscribing to its satellite television service. At December 31, 2007, the Company had 15,000 customers that were subscribers to DirecTV©.

The Wireline segment produced $821.7 million, $810.4 million, and $817.7 million, or 61%, 64% and 68% of revenue in 2007, 2006, and 2005, respectively. The Wireline segment produced operating income of $252.5 million, $291.8 million, and $302.7 million in 2007, 2006, and 2005, respectively.

Wireless

The Wireless segment provides advanced digital voice and data communications services through the operation of a Global System for Mobile Communications ("GSM")/General Packet Radio Service ("GPRS") wireless network in a licensed service territory, which includes Greater Cincinnati and Dayton, Ohio and areas of northern Kentucky and southeastern Indiana. As of December 31, 2007, Wireless served approximately 571,000 subscribers of which 400,000 were postpaid subscribers, who are billed monthly in arrears, and 171,000 were prepaid i-wireless℠ subscribers, who purchase service in advance. In support of its service business, the segment sells wireless handset devices, at or below cost, as well as related accessories. Additionally, the segment sells services to other wireless carriers for their customers to access voice and data services on the Company's Wireline and Wireless networks through roaming agreements as well as through the lease of unoccupied space on Company-owned towers.

Cincinnati Bell Wireless LLC ("CBW") began operations in 1998 as a joint venture. The Company owned 80.1% of CBW until February 14, 2006, when it acquired the remaining membership interest in CBW for $83.2 million. As a result, the Company recognized minority interest through the date of this purchase, but no minority interest was recorded after this date since CBW is now a wholly-owned subsidiary. Refer to Note 5 to the Consolidated Financial Statements.

The Wireless segment competes against all of the U.S. national wireless carriers by offering superior network quality, as verified by three years of independent, third party drive tests, unique rate plans, which may be bundled with the Company's wireline services, and extensive and conveniently located retail outlets. The segment offers unique calling plans, such as the "Unlimited Everyday Calling Plan" to any Cincinnati Bell local voice, wireless or business customers and CB Home Run, which utilizes Unlicensed Mobile Access ("UMA") technology on a dual-mode wireless handset to provide converged wireline and wireless network services. While within the range of a wireless fidelity ("Wi-Fi") access point, the handset sends and receives voice and data transmissions over the internet via the Company's broadband access network. This allows for enhanced in-building wireless voice reception and faster rates of data transmission compared to alternative wireless data services.

CBW operates a digital wireless network which comprises centralized switching and messaging equipment connected to approximately 400 towers currently utilizing 30 MHz of its licensed wireless spectrum in the Cincinnati Basic Trading Area and 20 MHz of its licensed spectrum in the Dayton Basic Trading Area.

The Company purchased an additional 20 MHz of advanced wireless spectrum for the Cincinnati and Dayton, Ohio regions in the Advanced Wireless Services ("AWS") spectrum auction conducted by the FCC in 2006. This spectrum is not yet in commercial use. To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company is currently building a third generation ("3G") network to deploy on the newly purchased AWS spectrum. The Company spent approximately $11 million in 2007 and expects to spend an additional $19 million to complete an initial 3G network footprint upon which the Company expects to launch commercial service in 2008. In addition to the Cincinnati and Dayton regions, the Company also purchased advanced wireless spectrum in Indianapolis, Indiana and two other smaller geographies. The Company does not have specific plans to utilize these other spectrum licenses at this time. The Company spent $37.1 million on all spectrum purchases in 2006.

From October 2003 through June 2006, CBW operated on two separate networks, Time Divisional Multiple Access ("TDMA") and GSM. In the first quarter of 2005, CBW upgraded GPRS to enhanced data rates for GSM evolution ("EDGE"), which provides up to three times the capacity of GPRS. TDMA was CBW's legacy technology, which was discontinued in June 2006. In addition to the voice and short message data services that TDMA could provide, GPRS and EDGE technology provide enhanced wireless data communication services, such as mobile web browsing, Internet access, email, and picture messaging.

Postpaid subscriber service generated approximately 71% of 2007 segment revenue. A variety of rate plans are available to postpaid subscribers, and these plans can include a fixed number of national minutes, an unlimited number of CBW mobile-to-mobile (calls to and from other CBW subscribers), an unlimited number of calls to and from a CBT access line, and/or local minutes for a flat monthly rate. For plans with a fixed number of minutes, postpaid subscribers can purchase additional minutes at a per-minute-of-use rate. Prepaid i-wireless^{SM} subscribers, which accounted for 16% of 2007 revenue, can purchase airtime cards for use with pay per minute, pay by day, or pay by month rate plans. Revenue from other wireless service providers for the purchase of roaming minutes for the carrier's own subscribers using minutes on CBW's network, collocation revenue (rent received for the placement of other carriers' radios on CBW towers), and reciprocal compensation for other carriers' subscribers who terminate calls on CBW's network, accounted for approximately 4% of total 2007 segment revenue.

Sales of handsets and accessories generated the remaining 9% of 2007 segment revenue. CBW sells handsets and accessories, often below its own purchase cost, to promote acquisition and retention of subscribers. Sales take place at the Company's owned retail stores, on the Company's website, and in retail stores pursuant to agency agreements. Equipment sales are seasonal in nature, as customers often purchase handsets and accessories as gifts during the holiday season in the Company's fourth quarter. CBW purchases handsets and accessories from a variety of manufacturers and maintains an inventory to support sales.

The Wireless segment contributed $294.5 million, $262.0 million, and $237.5 million, or 22%, 21%, and 20% of consolidated revenue in 2007, 2006, and 2005, respectively. The Wireless segment produced operating income of $34.3 million in 2007, $20.2 million in 2006 and operating losses of $51.7 million in 2005. Included in the 2005 operating loss are impairment charges related to the TDMA network assets totaling $42.3 million and accelerated depreciation of the TDMA assets totaling $36.5 million.

Technology Solutions

The Technology Solutions segment provides outsourced telecommunications and IT solutions, primarily through the Company's subsidiary, Cincinnati Bell Technology Solutions Inc. ("CBTS"), in multiple states. Technology Solutions sells products, software, and labor services to customers in three separate product lines: telecom and IT equipment distribution, data center and managed services, and professional services. By offering a full range of equipment and outsourced managed services, in conjunction with the Company's wireline network services, Technology Solutions provides end-to-end IT telecommunications infrastructure management designed to reduce cost and mitigate risk while optimizing performance for its customers.

The telecom and IT equipment distribution product line is the value-added reseller operation of Technology Solutions. With years of experience and significant local market penetration, the Company maintains relationships with over ten branded technology vendors, which allows it to sell, install, and maintain a wide array of telecommunications and computer equipment and operating systems to meet the needs of small to large businesses. This unit also manages the implementation and maintenance of traditional voice as well as converged VoIP services.

The data center and managed services product line currently operates nine data centers, totaling approximately 144,000 square feet of billable data center capacity which includes 13,000 square feet from the GramTel USA, Inc. ("GramTel") acquisition, a network operations center that provides off-site infrastructure monitoring, and a wide array of IT infrastructure management products including network management, electronic data storage, disaster recovery, and data security management. Data center services include 24-hour monitoring of the customer's computer equipment in the data center, power, and environmental controls. CBTS' data centers are connected with one another and to its customers' data networks through the fully redundant facilities of CBT's telecommunications network and/or CBTS' dedicated Dense Wave Division Multiplexing optical network. This connectivity and the geographical dispersion of the data centers provide enhanced data reliability and disaster recovery.

The CBTS model combines data center collocation services with value-added IT managed services into a fully managed and outsourced infrastructure service. Data center customer contracts typically range from three to fifteen years in length and produce attractive returns on invested capital. The Company intends to continue to pursue additional customers and growth specific to its data center business and is prepared to commit additional resources, including capital expenditures and working capital, to support this growth.

The professional services product line provides IT outsourcing through staff augmentation and professional IT consulting by highly technical, certified employees. These engagements can be short-term IT implementation and project-based work as well as longer term staffing and permanent placement assignments. CBTS utilizes a team of experienced recruiting and hiring personnel to provide its customers a wide range of skilled IT professionals at competitive hourly rates.

In May 2006, the Company purchased Automated Telecom Inc. ("ATI") for a purchase price of $3.5 million to expand its geographical presence in order to better serve its customers located outside of the greater Cincinnati area. ATI is based in Louisville, Kentucky, with offices also located in St. Louis, Missouri. ATI is a reseller of, and maintenance provider for, telephony equipment.

In December 2007, the Company purchased GramTel for a purchase price of $20.3 million. GramTel provides data center services to small and medium-size companies in Chicago, northwestern Indiana, and southwestern Michigan, and has annual revenues of approximately $5 million. See Note 5 to the Consolidated Financial Statements for further discussion.

The Technology Solutions segment produced total revenue of $258.3 million, $216.6 million, and $172.7 million and constituted approximately 19%, 17%, and 14% of consolidated revenue in 2007, 2006, and 2005, respectively. The Technology Solutions segment produced operating income of $18.1 million, $15.8 million, and $13.4 million in 2007, 2006, and 2005, respectively.

Employees

At January 31, 2008, the Company had approximately 3,100 employees. CBT had approximately 1,300 employees covered under a collective bargaining agreement with the Communications Workers of America ("CWA"), which is affiliated with the AFL-CIO. This collective bargaining agreement expires in May 2008. As of January 31, 2008, representatives of the Company and the CWA tentatively agreed to a new contract, upon which the union membership will vote to approve or reject on February 27, 2008.

Business Segment Information

The amount of revenue, intersegment revenue, operating income, expenditures for long-lived assets, and depreciation and amortization attributable to each of the Company's business segments for the years ended December 31, 2007, 2006, and 2005, and assets as of December 31, 2007 and 2006, is set forth in Note 15 to the Consolidated Financial Statements.

Item 1A. Risk Factors

The Company's substantial debt could limit its ability to fund operations, expose it to interest rate volatility, limit its ability to raise additional capital and have a material adverse effect on its ability to fulfill its obligations and on its business and prospects generally.

The Company has a substantial amount of debt and has significant debt service obligations. As of December 31, 2007, the Company and its subsidiaries had outstanding indebtedness of $2.0 billion, on which it incurred $154.9 million of interest expense in 2007, and had total shareowners' deficit of $667.6 million. In addition, the Company, at December 31, 2007, had the ability to borrow additional amounts under its revolving credit facility totaling approximately $167.9 million, subject to compliance with certain conditions. The Company may incur additional debt from time to time, subject to the restrictions contained in its credit facilities and other debt instruments.

The Company's substantial debt could have important consequences, including the following:

- the Company will be required to use a substantial portion of its cash flow from operations to pay principal and interest on its debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures, strategic acquisitions, investments and alliances, and other general corporate requirements;
- the Company's interest expense could increase if interest rates, in general, increase because approximately 40% of the Company's indebtedness is based on variable interest rates;
- the Company's interest rate on its revolving credit facility depends on the level of the Company's specified financial ratios, and therefore could increase if the Company's specified financial ratios require a higher rate;
- the Company's substantial debt will increase its vulnerability to general economic downturns and adverse competitive and industry conditions and could place the Company at a competitive disadvantage compared to those of its competitors that are less leveraged;
- the Company's debt service obligations could limit its flexibility to plan for, or react to, changes in its business and the industry in which it operates;
- the Company's level of debt and shareowners' deficit may restrict it from raising additional financing on satisfactory terms to fund working capital, capital expenditures, strategic acquisitions, investments and joint ventures and other general corporate requirements; and
- a potential failure to comply with the financial and other restrictive covenants in the Company's debt instruments, which, among other things, require it to maintain specified financial ratios could, if not cured or waived, have a material adverse effect on the Company's ability to fulfill its obligations and on its business and prospects generally.

The servicing of the Company's indebtedness requires a significant amount of cash, and its ability to generate cash depends on many factors beyond its control.

The Company's ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors, many of which are beyond its control. The Company cannot provide assurance that its business will generate sufficient cash flow from operations, that additional sources of debt financing will be available or that future borrowings will be available under its credit facilities, in each case, in amounts sufficient to enable the Company to service its indebtedness, or to fund other liquidity needs. If the Company cannot service its indebtedness, it will have to take actions such as reducing or delaying capital expenditures, strategic acquisitions, investments and joint ventures, selling assets, restructuring or refinancing indebtedness, or seeking additional equity capital, which may adversely affect its customers and affect their willingness to remain customers. The Company may not be able to negotiate remedies on commercially reasonable terms, or at all. In addition, the terms of existing or future debt instruments may restrict the Company from adopting any of these alternatives.

The Company depends on the receipt of dividends or other intercompany transfers from its subsidiaries.

Certain of the Company's material subsidiaries are subject to regulatory authority that may potentially limit the ability of a subsidiary to distribute funds or assets. If the Company's subsidiaries were to be prohibited from paying dividends or making distributions to Cincinnati Bell Inc. ("CBI"), the parent company, CBI may not be able to make the scheduled interest and principal repayments on its $1.8 billion of debt. This would have a material adverse effect on the Company's liquidity and the trading price of the Cincinnati Bell common stock, preferred stock, and debt instruments.

The Company's creditors and preferred stockholders have claims that are superior to claims of the holders of Cincinnati Bell common stock. Accordingly, in the event of the Company's dissolution, bankruptcy, liquidation, or reorganization, payment is first made on the claims of creditors of the Company and its subsidiaries, then preferred stockholders and finally, if amounts are available, to holders of Cincinnati Bell common stock.

The Company depends on its credit facilities to provide for its financing requirements in excess of amounts generated by operations.

The Company depends on its credit facilities to provide for temporary financing requirements in excess of amounts generated by operations. As of December 31, 2007, the Company had $55.0 million of outstanding borrowings under its revolving credit facility and had outstanding letters of credit totaling $27.1 million, leaving $167.9 million in additional borrowing availability under its $250 million revolving credit facility. The ability to borrow from the credit facilities is predicated on the Company's compliance with covenants. Failure to satisfy these covenants would constrain or prohibit its ability to borrow under the credit facilities. As of December 31, 2007, the Company was in compliance with all of the covenants of its credit facilities.

The credit facilities and other indebtedness impose significant restrictions on the Company.

The Company's debt instruments impose, and the terms of any future debt may impose, operating and other restrictions on the Company. These restrictions affect, and in many respects limit or prohibit, among other things, the Company's ability to:

- incur additional indebtedness;
- create liens;
- make investments;
- enter into transactions with affiliates;
- sell assets;
- guarantee indebtedness;
- declare or pay dividends or other distributions to shareholders;
- repurchase equity interests;
- redeem debt that is junior in right of payment to such indebtedness;
- enter into agreements that restrict dividends or other payments from subsidiaries;
- issue or sell capital stock of certain of its subsidiaries; and
- consolidate, merge, or transfer all or substantially all of its assets and the assets of its subsidiaries on a consolidated basis.

In addition, the Company's credit facilities and debt instruments include restrictive covenants that may materially limit the Company's ability to prepay debt and preferred stock. The agreements governing the credit facilities also require the Company to achieve and maintain compliance with specified financial ratios.

The restrictions contained in the terms of the credit facilities and its other debt instruments could:

- limit the Company's ability to plan for or react to market conditions or meet capital needs or otherwise restrict the Company's activities or business plans; and
- adversely affect the Company's ability to finance its operations, strategic acquisitions, investments or alliances, or other capital needs, or to engage in other business activities that would be in its interest.

A breach of any of these restrictive covenants or the Company's inability to comply with the required financial ratios would result in a default under some or all of the debt agreements. During the occurrence and continuance of a default, lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. Additionally, under the credit facilities, the lenders may elect not to provide loans until such default is cured or waived. The Company's debt instruments also contain cross-acceleration provisions, which generally cause each instrument to be subject to early repayment of outstanding principal and related interest upon a qualifying acceleration of any other debt instrument.

Payments to repurchase common stock under the Company's repurchase program (see Note 11 to the Consolidated Financial Statements) are considered restricted payments under certain of the Company's debt agreements, and such payments are limited under these debt agreements. The Company believes it has sufficient ability under these debt agreements to make these restricted payments to buy back the amounts of outstanding common stock that it intends to repurchase in 2008. However, a downturn in the Company's profitability could cause the Company not to have sufficient ability under its debt agreements to make its intended common stock buybacks in 2008, and/or could cause the Company not to be able to make additional common stock buybacks in the future.

The Company's future cash flows could be adversely affected if it is unable to realize fully its deferred tax assets.

As of December 31, 2007, the Company had a net deferred tax asset of $596.2 million, which includes U.S. federal net operating loss carryforwards of approximately $492.3 million, alternative minimum tax credit carryforwards of $9.4 million, state and local net operating loss carryforwards of approximately $134.6 million, deferred tax temporary differences and other tax attributes of $99.9 million, offset by valuation allowances of $140.0 million. The valuation allowances have been provided against certain state and local net operating losses and other deferred assets due to the uncertainty of the Company's ability to utilize the assets within the statutory expiration period. For more information concerning the Company's net operating loss carryforwards, deferred tax assets, and valuation allowance, see Note 13 to the Consolidated Financial Statements. The use of the Company's deferred tax assets enables it to satisfy current and future tax liabilities without the use of the Company's cash resources. If the Company is unable for any reason to fully realize its deferred tax assets, its net income, shareowners' equity, and future cash flows could be adversely affected.

The Company operates in highly competitive industries and its customers may not continue to purchase services, which could result in reduced revenue and loss of market share.

The telecommunications industry is very competitive. Competitors may reduce pricing, create new bundled offerings, or develop new technologies, products, or services. If the Company cannot continue to offer reliable, competitively priced, value-added services, or if the Company does not keep pace with technological advances, competitive forces could adversely affect it through a loss of market share or a decrease in revenue and profit margins. The Company has lost, and will likely continue to lose, access lines as a part of its customer base utilizes service of competitive wireline or wireless providers in lieu of the Company's local wireline service.

The Wireline segment faces competition from other local exchange carriers, wireless service providers, inter-exchange carriers, and cable, broadband, and Internet service providers. The Company believes CBT could face greater competition as new facilities-based service providers with existing service relationships with CBT's customers compete more aggressively and focus greater resources on the Greater Cincinnati operating area. Insight Cable, which provides cable service in the northern Kentucky portion of the Company's ILEC territory, began to offer VoIP and long distance services in 2007. Time Warner Cable, AT&T, Verizon, and others offer VoIP and long distance services in Cincinnati and Dayton. Wireless providers offer plans with no additional fees for long distance. Partially as a result of this increased competition, the Company's access lines decreased by 6% and long distance subscribers decreased by 1% in 2007. If the Company is unable to effectively implement strategies to retain access lines and long distance subscribers, or replace such access line loss with other sources of revenue, the Company's Wireline business will be adversely affected.

Wireless competes against national, well-funded wireless service providers in the Cincinnati and Dayton, Ohio metropolitan market areas, including AT&T, Sprint Nextel, T-Mobile, Verizon and Leap. In addition, Time Warner Cable entered into a joint venture with Sprint Nextel. This joint venture purchased spectrum licenses in 2006 during the AWS spectrum auction conducted by the FCC and in 2007 began to offer wireless services. The Company anticipates that continued competition could compress its margins for wireless products and services as carriers continue to offer more minutes for equivalent or lower service fees while CBW cannot offer more minutes without incremental capital expenditures and operating costs. CBW's ability to compete will depend, in part, on its ability to anticipate and respond to various competitive factors affecting the telecommunications industry.

Furthermore, there has been a trend in the wireless communications industry towards consolidation through joint ventures, reorganizations, and acquisitions. The Company expects this consolidation trend to lead to larger competitors with greater resources and more service offerings than CBW. In addition, wireless subscribers are permitted to retain their wireless phone numbers when changing to another wireless carrier within the same geographic area. The Company generally does not enter into long-term contracts with its wireless subscribers, and therefore, this portability could have a significant adverse affect on the Company. The Company also believes that these wireless competitors and in particular, companies that offer unlimited wireless service plans for a flat monthly fee, are a cause of CBT's access line loss.

Technology Solutions competes against numerous other information technology consulting, web-hosting, data center and computer system integration companies, many of which are larger, national in scope, and better financed. This market is rapidly evolving, highly competitive and likely to be characterized by over-capacity and industry consolidation. Other competitors may consolidate with one another or acquire software application vendors or technology providers, enabling them to more effectively compete with Technology Solutions. The Company believes that many of the participants in this market must grow rapidly and achieve a significant presence to compete effectively. This consolidation could affect prices and other competitive factors in ways that could impede Technology Solutions' ability to compete successfully in the market.

The effect of the foregoing competition on any of the Company's segments could have a material adverse impact on its businesses, financial condition, results of operations, and cash flows. This could result in increased reliance on borrowed funds and could impact the Company's ability to maintain its wireline and wireless networks.

Maintaining the Company's networks requires significant capital expenditures and its inability or failure to maintain its networks would have a material impact on its market share and ability to generate revenue.

During the year ended December 31, 2007, capital expenditures totaled $233.8 million, which included $97.4 million of capital expenditures related to data center construction and building its 3G wireless network. The Company expects to spend approximately 16% of 2008 revenue on capital expenditures, which includes approximately $19 million to finish building its 3G wireless network. The Company also purchased 10MHz of spectrum in the Indianapolis area in 2006. The Company is considering its options with respect to the Indianapolis spectrum, which include expansion of its wireless operations into this area, which would require significant capital expenditures, or lease of the spectrum to another wireless provider.

The Company currently operates nine data centers, including those acquired through the purchase of GramTel in December 2007, and any further data center expansion will involve significant capital expenditures for data center construction. In order to provide guaranteed levels of service to our data center customers, the network infrastructure must be protected against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, terrorism, sabotage, or other intentional acts of vandalism. The Company's disaster recovery plan may not address all of the problems that may be encountered in the event of a disaster or other unanticipated problem, which may result in disruption of service to data center customers.

The Company may also incur significant additional capital expenditures as a result of unanticipated developments, regulatory changes, and other events that impact the business. If the Company is unable or fails to adequately maintain or expand its networks to meet customer needs, there could be a material adverse impact on the Company's market share and its ability to generate revenue.

Maintenance of CBW's wireless network, growth in the wireless business, or the addition of new wireless products and services may require CBW to obtain additional spectrum, and transmitting sites which may not be available or be available only on less than favorable terms.

For its GSM network, CBW uses spectrum licensed to the Company. In 2006, the Company acquired additional spectrum licenses, primarily for its current operating territory and Indianapolis. Introduction of new wireless products and services, as well as maintenance of the existing wireless business, may require CBW to obtain additional spectrum, either to supplement or to replace the existing spectrum. Furthermore, the Company network depends upon the deployment of radio frequency equipment on towers and atop of buildings. The Company both owns and leases spaces on these towers and buildings and typically leases underlying land. There can be no assurance that spectrum or the appropriate transmitting locations will be available to CBW or will be available on commercially favorable terms. Failure to obtain or to retain any needed spectrum or transmitting locations could have a materially adverse impact on the wireless business as a whole, the quality of the wireless networks, and the ability to offer new competitive products and services.

Data center business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general lack of availability of electrical resources.

Data centers are susceptible to regional costs of power, planned or unplanned power outages and shortages, and limitations on the availability of adequate power resources. Power outages, such as those that occurred in California in 2001, the Northeast in 2003, and from the tornados on the east coast of the U.S. in 2004, could harm the Company's customers and business. The Company attempts to limit exposure to system downtime by using backup generators and power supplies; however, the Company may not be able to limit the exposure entirely even with those protections in place. In addition, global fluctuations in the price of power can increase the cost of energy, and although contractual price increase clauses may exist and, in some cases, the data center customer pays directly for the cost of power, the Company may not be able to pass all of these increased costs on to customers, or the increase in power costs may impact additional sales of data center space.

Long sales cycle for data center services may materially affect the data center business and results of its operations.

A customer's decision to license cabinet space in one of the Company's data centers and to purchase additional services typically involves a significant commitment of resources. In addition, some customers may be reluctant to commit to locating in the Company's data center until they are confident that the data center has adequate carrier connections. As a result, the sale of data center space has a long sales cycle. Furthermore, the Company may expend significant time and resources in pursuing a particular sale or customer that may not result in revenue. Delays in the length of the data center sales cycle may have a material adverse effect on the Technology Solutions segment and results of its operations.

The Company's failure to meet performance standards under its agreements could result in customers terminating their relationships with the Company or customers being entitled to receive financial compensation, which could lead to reduced revenues.

The Company's agreements with its customers contain various requirements regarding performance and levels of service. If the Company fails to provide the levels of service or performance required by its agreements, customers may be able to receive service credits for their accounts and other financial compensation, as well as terminate their relationship with the Company. In addition, any inability to meet service level commitments or other performance standards could reduce the confidence of customers and could consequently impair the Company's ability to obtain and retain customers, which would adversely affect both ability to generate revenues and operating results.

The regulation of the Company's businesses by federal and state authorities may, among other things, place the Company at a competitive disadvantage, restrict its ability to price its products and services, and threaten its operating licenses.

Several of the Company's subsidiaries are subject to regulatory oversight of varying degrees at both the state and federal levels, which may differ from the regulatory scrutiny faced by the Company's competitors. A significant portion of CBT's revenue is derived from pricing plans that require regulatory overview and approval.

Different interpretations by regulatory bodies may result in adjustments to revenue in future periods. In recent years, these regulated pricing plans have required CBT to decrease or fix the rates it charges for some services while its competition has typically been able to set rates for its services with limited restriction. In the future, regulatory initiatives that would put CBT at a competitive disadvantage or mandate lower rates for its services could result in lower profitability and cash flow for the Company. In addition, different regulatory interpretations of existing regulations or guidelines may affect the Company's revenues and expenses in future periods.

At the federal level, CBT is subject to the Telecommunications Act of 1996, including the rules subsequently adopted by the FCC to implement the 1996 Act, which has impacted CBT's in-territory local exchange operations in the form of greater competition. At the state level, CBT conducts local exchange operations in portions of Ohio, Kentucky, and Indiana, and consequently, is subject to regulation by the Public Utilities Commissions in those states. Various regulatory decisions or initiatives at the federal or state level may from time to time have a negative impact on CBT's ability to compete in its markets.

CBW's FCC licenses to provide wireless services are subject to renewal and revocation. Although the FCC has routinely renewed wireless licenses in the past, the Company cannot be assured that challenges will not be brought against those licenses in the future. Revocation or non-renewal of CBW's licenses could result in a cessation of CBW's operations and consequently lower operating results and cash flow for the Company.

There are currently many regulatory actions under way and being contemplated by federal and state authorities regarding issues that could result in significant changes to the business conditions in the telecommunications industry. Assurances cannot be given that changes in current or future regulations adopted by the FCC or state regulators, or other legislative, administrative, or judicial initiatives relating to the telecommunications industry, will not have a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

Future declines in the fair value of the Company's wireless licenses could result in future impairment charges.

The market values of wireless licenses have varied dramatically over the last several years and may vary significantly in the future. In particular, valuation swings could occur if:

- Consolidation in the wireless industry allows or requires carriers to sell significant portions of their wireless spectrum holdings;
- A sudden large sale of spectrum by one or more wireless providers occurs; or
- Market prices decline as a result of the sale prices in recent and upcoming FCC auctions.

In addition, the price of wireless licenses could decline as a result of the FCC's pursuit of policies designed to increase the number of wireless licenses available in each of the Company's markets. For example, the FCC auctioned an additional 90 MHz of spectrum in the 1700 MHz to 2100 MHz band in the Advanced Wireless Services spectrum auction in 2006 and has announced the auctions of additional spectrum in the bands currently used by wireless providers, including an auction of 700 MHz in early 2008. If the market value of wireless licenses were to decline significantly, the value of the Company's wireless licenses could be subject to non-cash impairment charges.

The Company reviews potential impairments to indefinite-lived intangible assets, including wireless licenses and trademarks, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. A significant impairment loss, most likely resulting from reduced cash flow, could have a material adverse effect on the Company's operating income and on the carrying value of the wireless licenses on the balance sheet.

Failure to anticipate the needs for and introduce new products and services or to compete with new technologies may compromise the Company's success in the telecommunications industry.

The Company's success depends, in part, on being able to anticipate the needs of current and future enterprise, carrier, and residential customers. The Company seeks to meet these needs through new product introductions, service quality, and technological superiority. The Company has implemented GSM technology and is currently building its 3G wireless network, which is expected to be operational in 2008, and works with vendors in its attempts to provide the newest handsets and accessories to its customers. New products are not always available to the Company, as other competitors may have exclusive agreements for those new products, such as the iPhone. New products and services are important to the Company's success as its industry is technologically driven, such that new technologies can offer alternatives to the Company's existing services. The development of new technologies and products could accelerate the Company's loss of access lines and increase wireless customer churn, which could have a material adverse effect on the Company's revenue, results of operations, and cash flows.

Terrorist attacks and other acts of violence or war may affect the financial markets and the Company's business, financial condition, results of operations, and cash flows.

Terrorist attacks may negatively affect the Company's operations and financial condition. There can be no assurance that there will not be further terrorist attacks against the U.S., U.S. businesses, or armed conflict involving the U.S. Further terrorist attacks or other acts of violence or war may directly impact the Company's physical facilities or those of its customers and vendors. These events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and world financial markets and economy. They could result in an economic recession in the U.S. or abroad. Any of these occurrences could have a material adverse impact on the Company's business, financial condition, results of operations, and cash flows.

The Company could incur significant costs resulting from complying with, or potential violations of, environmental, health, and human safety laws.

The Company's operations are subject to laws and regulations relating to the protection of the environment, health, and human safety, including those governing the management and disposal of, and exposure to, hazardous materials and the cleanup of contamination, and the emission of radio frequency. While the Company believes its operations are in substantial compliance with environmental, health, and human safety laws and regulations, as an owner or operator of property, and in connection with the current and historical use of hazardous materials and other operations at our sites, the Company could incur significant costs resulting from complying with or violations of such laws, the imposition of cleanup obligations, and third-party suits. For instance, a number of the Company's sites formerly contained underground storage tanks for the storage of used oil and fuel for back-up generators and vehicles. In addition, a few sites currently contain underground tanks for back-up generators, and many of the Company's sites have aboveground tanks for similar purposes.

The Company generates a substantial portion of its revenue by serving a limited geographic area.

The Company generates a substantial portion of its revenue by serving customers in the Greater Cincinnati and Dayton, Ohio areas. An economic downturn or natural disaster occurring in this limited operating territory could have a disproportionate effect on the Company's business, financial condition, results of operations, and cash flows compared to similar companies of a national scope and similar companies operating in different geographic areas.

Third parties may claim that the Company is infringing upon their intellectual property, and the Company could suffer significant litigation or licensing expenses or be prevented from selling products.

Although the Company does not believe that any of its products or services infringe upon the valid intellectual property rights of third parties, the Company may be unaware of intellectual property rights of others that may cover some of its technology, products, or services. Any litigation growing out of third-party patents or other intellectual property claims could be costly and time-consuming and could divert the Company's management and key personnel from its business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Resolution of claims of intellectual property infringement might also require the Company to enter into costly license agreements. Likewise, the Company may not be able to obtain license agreements on acceptable terms. The Company also may be subject to significant damages or injunctions against development and sale of certain of its products. Further, the Company often relies on licenses of third-party intellectual property useful for its businesses. The Company cannot ensure these licenses will be available in the future on favorable terms or at all.

Third parties may infringe the Company's intellectual property, and the Company may expend significant resources enforcing its rights or suffer competitive injury.

The Company's success depends in significant part on the competitive advantage it gains from its proprietary technology and other valuable intellectual property assets. The Company relies on a combination of patents, copyrights, trademarks and trade secrets protections, confidentiality provisions, and licensing arrangements to establish and protect its intellectual property rights. If the Company fails to successfully enforce its intellectual property rights, its competitive position could suffer, which could harm its operating results.

The Company's pending patent and trademark registration applications may not be allowed, or competitors may challenge the validity or scope of its patents, copyrights or trademarks. Further, the Company may be required to spend significant resources to monitor and police its intellectual property rights. The Company may not be able to detect third-party infringements and its competitive position may be harmed before the Company does so. In addition, competitors may design around the Company's technology or develop competing technologies. Furthermore, some intellectual property rights are licensed to other companies, allowing them to compete with the Company using that intellectual property.

Uncertainty in the U.S. and world securities markets and adverse medical cost trends could cause the Company's pension and postretirement costs to increase.

The Company's pension and postretirement costs are adversely affected by increases in medical and prescription drug costs. Investment returns of the Company's pension and postretirement funds depend largely on trends in the U.S. and world securities markets and the U.S. and world economies in general. In particular, uncertainty in the securities markets and economy could result in investment returns less than those previously assumed and a decline in the value of plan assets used in pension and postretirement calculations, which the Company would be required to recognize over the next several years under generally accepted accounting principles. Should the securities markets decline and medical and prescription drug costs increase significantly, the Company would expect to face increasing annual combined net pension and postretirement costs. Refer to Note 9 to the Consolidated Financial Statements for further information.

Adverse changes in the value of assets or obligations associated with the Company's employee benefit plans could negatively impact shareowner's deficit and liquidity.

The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for non-management employees and one supplemental, nonqualified, unfunded plan for certain senior executives. The Company's consolidated balance sheets indirectly reflect the value of all plan assets and benefit obligations under these plans. The accounting for employee benefit plans is complex, as is the process of calculating the benefit obligations under the plans. Adverse changes in interest rates or market conditions, among other assumptions and factors, could cause a significant increase in the Company's benefit obligations or a significant decrease of the asset values without necessarily impacting the Company's net income. In addition, the Company's benefit obligations could increase significantly if it needs to unfavorably revise the assumptions used to calculate the obligations. As a result, these adverse changes could have a significant negative impact on its shareowners' deficit. In addition, with respect to the Company's pension plans, adverse changes could require the Company to contribute a material amount of cash to the plan or could accelerate the timing of any required payments.

If the Company fails to extend or renegotiate its collective bargaining agreements with its labor union when they expire, or if its unionized employees were to engage in a strike or other work stoppage, the Company's business and operating results could be materially harmed.

The Company is a party to collective bargaining agreements with its labor union, which represents a significant number of its employees. Although the Company believes that its relations with its employees are satisfactory, no assurance can be given that the Company will be able to successfully extend or renegotiate its collective bargaining agreements when they expire. If the Company fails to extend or renegotiate its collective bargaining agreements, if disputes with its union arise, or if its unionized workers engage in a strike or a work stoppage, the Company could experience a significant disruption of operations or incur higher ongoing labor costs, either of which could have a material adverse effect on the business.

The Company's collective bargaining agreement with its labor union expires in May 2008. As of January 31, 2008, representatives of the Company and the CWA tentatively agreed to a new contract, upon which the union membership will vote to approve or reject on February 27, 2008.

Item 1B. Unresolved SEC Staff Comments

None.

Item 2. Properties

Cincinnati Bell Inc. and its subsidiaries own or maintain facilities in six states, which are Ohio, Kentucky, Indiana, Michigan, Illinois, and Missouri. Principal office locations are in Cincinnati, Ohio.

The property of the Company principally comprises telephone plant and equipment in its local telephone franchise area (i.e., Greater Cincinnati), and the infrastructure associated with its wireless business in the Greater Cincinnati and Dayton, Ohio operating areas. Each of the Company's subsidiaries maintains some investment in furniture and office equipment, computer equipment and associated operating system software, application system software, leasehold improvements, and other assets.

With regard to its local telephone operations, the Company owns substantially all of the central office switching stations and the land upon which they are situated. Some business and administrative offices are located in rented facilities, some of which are recorded as capital leases. With regard to its wireless operations, CBW both owns and leases the locations that house its switching and messaging equipment. CBW owns approximately half of the tower structures and leases almost all of the land upon which its towers reside. CBW leases space primarily from other wireless carriers or tower companies for the remaining tower sites and its ground leases are typically renewable at CBW's option with predetermined rate escalations. In addition, CBW leases 22 Company-run retail locations. CBTS operates five data centers – three owned and two leased – in Ohio and Kentucky. GramTel, which was acquired in December 2007, operates four data centers – one owned and three leased – in Indiana, Michigan, and Illinois. The data centers provide 24-hour monitoring of the customer's computer equipment in the data center, power, environmental controls, and high-speed, high bandwidth point-to-point optical network connections. Due to the acquisition of ATI in 2006, CBTS also has leased offices located in Kentucky and Missouri.

The Company's gross investment in property, plant, and equipment was $2,808.5 million and $2,586.5 million at December 31, 2007 and 2006, respectively, and was divided among the operating segments as follows:

	December 31,	
	2007	2006
Wireline	82.1%	86.5%
Wireless	12.1%	11.3%
Technology Solutions	5.7%	2.1%
Corporate	0.1%	0.1%
Total	100.0%	100.0%

For additional information about the Company's properties, see Note 4 to the Consolidated Financial Statements.

Item 3. Legal Proceedings

The information required by this Item is included in Note 12 to the Consolidated Financial Statements.

Item 4. Submission of Matters to a Vote of the Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

The Company's common shares (symbol: CBB) are listed on the New York Stock Exchange. The high and low daily closing prices during each quarter for the last two fiscal years are listed below:

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007	High	$5.04	$6.14	$5.95	$5.58
	Low	$4.26	$4.70	$4.41	$4.34
2006	High	$4.52	$4.45	$5.14	$4.93
	Low	$3.45	$3.75	$3.75	$4.29

(b) Holders

As of February 1, 2008, there were 47,918 holders of record of the 248,375,399 outstanding common shares of the Company.

(c) Dividends

The Company does not currently intend to pay dividends on its common shares and furthermore certain covenants in its various debt agreements restrict its ability to pay dividends to its common shareowners. For additional information about the restrictions on the Company's ability to pay dividends, see Note 7 to the Consolidated Financial Statements.

(d) Issuances Under Compensation Plans

The following table provides information as of December 31, 2007 regarding securities of the Company to be issued and remaining available for issuance under the equity compensation plans of the Company.

Plan Category	Number of securities to be issued upon exercise of stock options, awards, warrants and rights (a)	Weighted-average exercise price of outstanding stock options, awards, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	23,932,258(1)	$10.76	6,658,996
Equity compensation plans not approved by security holders	218,332(2)	—	—
Total	24,150,590	$10.76	6,658,996

(1) Includes 20,624,959 outstanding stock options not yet exercised, 375,154 shares of time-based restricted stock, and 2,932,145 shares of performance-based awards, restrictions on which have not yet expired as of December 31, 2007. Awards were granted under various incentive plans approved by Cincinnati Bell Inc. shareholders. The number of performance-based awards assumes the maximum awards that can be earned if the performance conditions are achieved.

(2) The shares to be issued relate to deferred compensation in the form of previously received special awards and annual awards to non-employee directors pursuant to the "Deferred Compensation Plan for Outside Directors." From 1997 through 2004, the directors received an annual award of phantom stock equivalent to common shares (250 common shares in 1997, 500 common shares in 1998, 1,163 common shares in 1999 and 1,500 common shares from 2000-2004) and for years beginning after 2004, the annual award is the equivalent of 6,000 common shares. As a result of the plan amendment effective as of January 1, 2005, upon termination of Board service, directors are required to take distribution of all annual phantom stock awards in

cash. Therefore, the number of actual shares of common stock to be issued pursuant to the plan as of December 31, 2007 has been reduced to approximately 40,000. This plan also provides that no awards are payable until such non-employee director completes at least five years of active service as a non-employee director, except if he or she dies while serving as a member of the Board of Directors.

(e) Stock Performance

The graph below shows the cumulative total shareholder return assuming the investment of $100 on December 31, 2002 (and the reinvestment of dividends thereafter) in each of (i) the Company's common shares (ii) the S&P 500 ® Stock Index, and (iii) the S&P © Integrated Telecommunications Services Index.



CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on December 31, 2002
with dividends reinvested
$200
$150
$100
$50
$0
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Cincinnati Bell Inc.
S&P 500®
S&P© Integrated Telecommunication Services
SOURCE: GEORGESON INC.

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
Cincinnati Bell Inc.	$100	$143	$118	$100	$130	$135
S&P 500®	$100	$129	$143	$150	$173	$183
S&P© Integrated Telecommunication Services	$100	$100	$113	$108	$162	$192

(f) Issuer Purchases of Equity Securities

The following table provides information regarding the Company's purchases of its common stock during the quarter ended December 31, 2007:

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs *
10/1/2007 – 10/31/2007	5,528	$5.10	0	n/a
11/1/2007 – 11/30/2007	0	n/a	0	n/a
12/1/2007 – 12/31/2007	0	n/a	0	n/a

* Shares are purchased for the Company's deferred compensation plan, and are purchased on the open market. Future purchases are subject to participant elections.

In February 2008, the Company's Board of Directors approved the repurchase of the Company's outstanding common stock in an amount up to $150.0 million for the period 2008 through 2009.

Item 6. Selected Financial Data

The Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this document.

(dollars in millions, except per share amounts)	2007	2006	2005	2004	2003
Operating Data					
Revenue	$1,348.6	$1,270.1	$1,209.6	$1,207.1	$1,557.8
Cost of services and products, selling, general, and administrative, depreciation and amortization expense	1,026.4	955.5	908.0	896.7	1,204.3
Restructuring, asset impairments and other charges, shareholder claim settlement (a)	39.8	9.7	42.8	14.8	6.2
Gain on sale of broadband assets (b)	—	(7.6)	—	(3.7)	(336.7)
Operating income	282.4	312.5	258.8	299.3	684.0
Minority interest (income) expense (c)	—	(0.5)	(11.0)	(0.5)	42.2
Interest expense (d)	154.9	162.1	184.4	203.3	217.8
Loss on extinguishment of debt (d)	0.7	0.1	99.8	—	17.6
Income (loss) before cumulative effect of change in accounting principle	73.2	86.3	(64.5)	64.2	1,246.0
Net income (loss)	$ 73.2	$ 86.3	$ (64.5)	$ 64.2	$1,331.9
Earnings (loss) per common share before cumulative effect of change in accounting principle					
Basic	$ 0.25	$ 0.31	$ (0.30)	$ 0.22	$ 5.44
Diluted	$ 0.24	$ 0.30	$ (0.30)	$ 0.21	$ 5.02
Dividends declared per common share	$ —	$ —	$ —	$ —	$ —
Weighted average common shares outstanding (millions)					
Basic	247.4	246.8	245.9	245.1	226.9
Diluted	256.8	253.3	245.9	250.5	253.3
Financial Position					
Property, plant and equipment, net (e)	$ 933.7	$ 818.8	$ 800.4	$ 857.7	$ 898.8
Total assets (f)	2,019.6	2,013.8	1,863.3	1,958.7	2,073.5
Long-term debt (d)	2,001.9	2,065.9	2,073.4	2,111.1	2,274.5
Total debt (d)	2,009.7	2,073.2	2,084.7	2,141.2	2,287.8
Total long-term obligations (g)	2,369.6	2,486.5	2,295.3	2,246.6	2,417.9
Minority interest (c)	—	—	28.2	39.2	39.7
Shareowners' deficit	(667.6)	(791.6)	(737.7)	(624.5)	(679.4)
Other Data					
Cash flow provided by operating activities	$ 308.8	$ 334.7	$ 322.3	$ 300.7	$ 310.6
Cash flow used in investing activities	(263.5)	(260.0)	(142.7)	(124.3)	(42.8)
Cash flow used in financing activities	(98.6)	(21.0)	(178.8)	(177.5)	(286.7)
Capital expenditures	(233.8)	(151.3)	(143.0)	(133.9)	(126.4)

(a) See Notes 1, 3, 4, and 15 to the Consolidated Financial Statements for discussion related to 2007, 2006, and 2005.

(b) See Note 15 to the Consolidated Financial Statements for discussion related to 2006. The gain of $336.7 million recorded in 2003 was a result of selling substantially all of the broadband operating assets.

(c) See Note 10 to the Consolidated Financial Statements.

(d) See Note 7 to the Consolidated Financial Statements.

(e) See Note 4 to the Consolidated Financial Statements for discussion related to 2007, 2006, and 2005.

(f) See Notes 1, 4, 6, and 13 to the Consolidated Financial Statements for discussion related to 2007, 2006, and 2005.

(g) Total long-term obligations comprise long-term debt, accrued pension and postretirement, unearned revenue and other noncurrent liabilities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

"Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the "Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement," "Risk Factors," and the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements.

Executive Summary

The Company is a full-service local provider of data and voice communications services and equipment and a regional provider of wireless and long distance communications services. The Company provides telecommunications service primarily on its owned local and wireless networks with a well-regarded brand name and reputation for service. The Company also sells telecommunications equipment, information technology hardware, and related services.

The Company operates in three segments: Wireline, Wireless, and Technology Solutions. The Company's segments were realigned to be consistent with changes made in the second quarter of 2007 to its management structure and reporting. The Wireline segment combines the operations of Cincinnati Bell Telephone Company LLC and Cincinnati Bell Extended Territories LLC, which were formerly included in the Local segment, and the operations of Cincinnati Bell Any Distance Inc., Cincinnati Bell Complete Protection Inc., the Company's payphone business and Cincinnati Bell Entertainment Inc., which were formerly included in the Other segment. The Broadband segment, which does not have any substantive on-going operations, has been eliminated. The remaining liabilities associated with the former broadband operations are now included in Corporate activities. The Wireless and Technology Solutions segments were not impacted by the segment realignment.

In 2007, the Company continued to make progress on its primary objectives, which are to: (1) add to the Company's growth businesses, (2) defend its core franchise against increasing competition, and (3) reduce indebtedness.

Add to growth businesses

The Company increased its data center capacity to 144,000 square feet at December 31, 2007 compared to 91,000 square feet at December 31, 2006. Technology Solutions spent $91.8 million of capital expenditures, primarily to construct 85,000 square feet of data center space in the Greater Cincinnati area, and spent an additional $20.3 million to purchase GramTel USA, Inc. ("GramTel"), which provides data center services to small and medium size companies in South Bend, Indiana and Chicago, Illinois. Sales for data center and managed services were $67.6 million, an increase of $20.2 million compared to 2006. Sales of telecom and IT equipment, which are often generated from data center customers, totaled $180.8 million during 2007, an 11% increase over 2006. The Company intends to continue to pursue additional customers and growth specific to its data center business, and is prepared to commit additional resources, including capital expenditures and working capital, to support this growth.

In late 2006, the Company purchased 20 MHz of advanced wireless spectrum for the Cincinnati and Dayton, Ohio regions in the AWS spectrum auction conducted by the FCC. To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company is building a 3G network to deploy on the purchased AWS spectrum. The Company spent approximately $11 million in 2007 to construct the 3G network and expects to spend an additional $19 million in 2008. The Company expects the 3G network to be operational in 2008. The Company increased wireless subscribers by 43,000 subscribers, or 8%, from 528,000 at December 31, 2006 to 571,000 at December 31, 2007.

The Company increased data revenues in the Wireline segment by $20.4 million primarily due to the addition of 24,000 DSL subscribers. The Company finished the year with 222,000 DSL subscribers, an increase of 12% over 2006. In-territory primary consumer access line penetration of its DSL product increased to 42% in 2007, up 8 percentage points from last year.

In March 2007, the Company purchased a local telecommunication business, which offers voice, data and cable TV services, in Lebanon, Ohio for a purchase price of $7.0 million of which $4.6 million was paid in 2007. As a result of this acquisition, the Company now offers cable TV to 3,900 customers in Lebanon. The Company also began partnering in 2007 with DirecTV© to offer satellite programming to Cincinnati Bell customers at discounted prices. The Company receives a commission for each subscriber, but is not involved in the delivery of the satellite television service. At December 31, 2007, the Company had 15,000 customers that were subscribers to DirecTV©. The Lebanon acquisition and DirecTV© offer mark the Company's first foray into the entertainment business.

The Company also signed a definitive agreement to purchase eGIX for approximately $18.0 million and contingent consideration up to $5.2 million. eGIX is located in Carmel, Indiana and provides advanced data and voice services to businesses throughout the Midwest. In February 2008, the Company completed this acquisition.

Defend the core franchise against increasing competition

In its traditional operating area, the Company defended its core franchise through bundling, adding 11,000 net subscribers to its Custom Connections℠ "Super Bundle" which offers local, long distance, wireless, internet access, and the Company's value-added service package, Custom Connections®, at a price lower than the amount the customer would pay for the services individually. The Company finished the year with approximately 180,000 in-territory Super Bundle subscribers, 7% more than at the end of 2006. Total access lines declined by 6% versus 2006, in line with Company expectations given wireless substitution and other competitive factors. The Company believes that its Super Bundle customers are less likely to disconnect existing services and change services to a competitor.

Reduce indebtedness

The Company's total indebtedness was $2,009.7 million at December 31, 2007 compared to $2,073.2 million at December 31, 2006. In 2007, the Company repaid $184.0 million of the Tranche B Term Loan using proceeds of $75.0 million from borrowings under the accounts receivables securitization facility ("receivables facility") and the remainder from available cash. The Company expects interest savings to be approximately 1% per annum on the $75.0 million borrowed under the receivables facility as compared to interest that would have been incurred under the Tranche B Term Loan. The Company also purchased and retired $26.4 million of the 7 1/4% Senior Notes due 2013 and $5.0 million of 8 3/8% Senior Subordinated Notes due 2014. The Company had borrowings of $55.0 million on its Corporate credit facility at December 31, 2007 to fund short-term working capital needs.

Results of Operations

Consolidated Overview

The financial results for 2007, 2006, and 2005 referred to in this discussion should be read in conjunction with the Consolidated Statements of Operations and Note 15 to the Consolidated Financial Statements.

2007 Compared to 2006

Consolidated revenue totaled $1,348.6 million in 2007, an increase of $78.5 million, compared to $1,270.1 million in 2006. The increase was primarily due to the following:

- $41.7 million higher revenues in the Technology Solutions segment primarily due to increased data center and managed services revenue and telecom and IT equipment revenue; and
- $32.5 million higher revenues in the Wireless segment primarily due to increased postpaid service revenue from additional subscribers.

Operating income for 2007 was $282.4 million, a decrease of $30.1 million compared to 2006. The decrease was primarily due to the following:

- $39.3 million decrease in Wireline segment operating income primarily due to 2007 restructuring costs;
- $14.1 million increase in Wireless segment operating income due to higher postpaid revenue partially offset by higher network costs, selling, general and administrative expenses and depreciation; and

- $7.2 million increase in Corporate costs primarily related to income in 2006 from the expiration of certain warranties and guarantees, the sale of broadband fiber assets and a bankruptcy claim receivable partially offset by the 2006 settlement of a shareholder litigation claim.

Interest expense decreased to $154.9 million for 2007 compared to $162.1 million in 2006. The decrease compared to last year is primarily attributable to lower debt balances due to the repayment of portions of the Tranche B Term Loan and 7 1/4% Senior Notes due 2013 partially offset by higher short-term interest rates.

Income tax expense of $56.7 million in 2007 was less than the $68.3 million expense in 2006 primarily due to lower pretax income.

The Company has certain non-deductible expenses, including interest on securities originally issued to acquire its broadband business (the "Broadband Securities") or securities that the Company has subsequently issued to refinance the Broadband Securities. In periods without tax law changes, the Company expects its effective tax rate to exceed statutory rates primarily due to the non-deductible expenses associated with the Broadband Securities. The Company used approximately $56 million federal and state net operating loss carryforwards to substantially defray payment of federal and state tax liabilities. As a result, the Company had cash income tax payments of $6.6 million during the year.

2006 Compared to 2005

Consolidated revenue totaled $1,270.1 million in 2006, an increase of $60.5 million, compared to 2005. The increase was primarily due to the following:

- $43.9 million increased revenues in the Technology Solutions segment primarily due to increased telecom and IT equipment sales;
- $24.5 million higher revenues in the Wireless segment due to an increase in postpaid service revenue from additional subscribers and increased data revenue; and
- $7.3 million lower revenues in the Wireline segment due to access line loss, partially offset by higher data and DSL revenues.

Operating income for 2006 was $312.5 million, an increase of $53.7 million compared to 2005. The increase was primarily due to the following:

- $71.9 million increase in Wireless operating income due to impairment charges of $42.3 million incurred in 2005 associated with the retirement of certain Time Division Multiple Access ("TDMA") assets and decreased depreciation expense of $32.5 million in 2006 primarily associated with the replaced TDMA network assets;
- $10.9 million decrease in Wireline operating income due to lower revenue; and
- $9.7 million increase in corporate costs mainly related to the $6.3 million settlement of the Company's shareholder litigation in the first quarter of 2006 and increased business development costs.

The minority interest caption relates primarily to the 19.9% minority interest in the net income of CBW until the Company's acquisition of this minority interest on February 14, 2006. No further minority interest expense was recorded after February 14, 2006 because CBW is now wholly owned by the Company. The 2005 TDMA impairment charge noted above gave rise to CBW losses in 2005, and the minority interest income of $11.0 million represents the minority owner's portion of the losses.

Interest expense decreased to $162.1 million for 2006 compared to $184.4 million in 2005. This decrease is primarily a result of the Company's refinancing activities in 2005, which replaced high interest debt for debt with lower interest rates, partially offset by higher short-term interest rates.

The loss on extinguishment of debt of $99.8 million for 2005 was comprised of a $91.9 million loss related to the repurchase of the 16% Notes and $7.9 million associated with the repayment of previously existing credit facilities. See Note 7 to the Consolidated Financial Statements for further details.

Income tax expense was $68.3 million in 2006 compared to $54.3 million for 2005. This increase was primarily due to the income tax benefit in 2005 associated with the $99.8 million loss on extinguishment of debt, a $3.6 million charge in the first quarter of 2006 related to new Kentucky state tax regulations issued in February 2006, which limited the Company's ability to use its state net operating loss carryforwards against future state taxable income, and higher pretax income. These increases were partially offset by an income tax charge of $47.5 million in 2005 resulting from the state of Ohio instituting a gross receipts tax and phasing out Ohio's corporate franchise and income tax which caused certain deferred tax assets to become unrealizable. The Company used federal and state net operating loss carryforwards to substantially defray payment of federal and state tax liabilities and as a result, had cash income tax payments of $6.6 million during the year.

Discussion of Operating Segment Results

Wireline

The Wireline segment primarily provides local voice telephone service, including enhanced custom calling features, and data services, which include DSL, dial-up Internet access, dedicated network access, Gigabit Ethernet and Asynchronous Transfer Mode based data transport, to customers in southwestern Ohio, northern Kentucky, and southeastern Indiana. CBT, which operates as the Incumbent Local Exchange Carrier ("ILEC") in its operating territory of an approximate 25-mile radius of Cincinnati, Ohio, is the primary provider of these services. CBT's network has full digital switching capability and can provide data transmission services to over 90% of its in-territory access lines via DSL.

Outside of its ILEC territory, the Wireline segment provides these services through CBET, which operates as a competitive local exchange carrier ("CLEC") both in the communities north of CBT's operating territory and in the greater Dayton market. CBET provides voice and data services for residential and business customers on its own network and by purchasing unbundled network elements from the ILEC. CBET provides service through UNE-L to its customer base in the Dayton, Ohio market. The Wireline segment links its Cincinnati and Dayton geographies through its SONET, which provides route diversity via two separate paths.

In March 2007, CBET purchased a local telecommunication business, which offers voice, data and cable services, in Lebanon, Ohio.

The Wireline segment also includes the operations of CBAD, CBCP, the Company's payphone business and CBE. CBAD provides long distance, audio conferencing and VoIP services and CBCP provides security monitoring for consumers and businesses as well as related hardware. CBE had no activity in 2007.

In late 2007, CBAD committed to the acquisition of eGIX, a CLEC provider of voice and long distance services to business customers in Indiana. Revenues for eGIX were approximately $15 million in 2007. The Company completed this acquisition in February 2008.

(dollars in millions)	2007	2006	$ Change 2007 vs. 2006	% Change 2007 vs. 2006	2005	$ Change 2006 vs. 2005	% Change 2006 vs. 2005
Revenue:							
Voice — local service	$432.4	$463.9	$(31.5)	(7)%	$491.9	$(28.0)	(6)%
Data	258.6	238.2	20.4	9%	219.2	19.0	9%
Long distance	79.3	71.8	7.5	10%	69.5	2.3	3%
Other	51.4	36.5	14.9	41%	37.1	(0.6)	(2)%
Total revenue	821.7	810.4	11.3	1%	817.7	(7.3)	(1)%
Operating costs and expenses:							
Cost of services and products	276.6	264.1	12.5	5%	260.1	4.0	2%
Selling, general and administrative	151.0	145.5	5.5	4%	143.3	2.2	2%
Depreciation	105.2	106.2	(1.0)	(1)%	110.1	(3.9)	(4)%
Amortization	0.3	—	0.3	n/m	—	—	n/m
Restructuring	36.1	2.8	33.3	n/m	1.5	1.3	87%
Total operating costs and expenses	569.2	518.6	50.6	10%	515.0	3.6	1%
Operating income	$252.5	$291.8	$(39.3)	(13)%	$302.7	$(10.9)	(4)%
Operating margin	30.7%	36.0%		(5) pts	37.0%		(1) pts
Capital expenditures	$ 96.3	$ 92.5	$ 3.8	4%	$ 96.7	$ (4.2)	(4)%

2007 Compared to 2006

Revenue

Voice local service revenue includes local service, value added services, switched access, and information services. Voice revenue decreased in 2007 compared to 2006 primarily as a result of a 6% decrease in access lines.

Access lines within the segment's ILEC territory decreased by 65,000, or 8%, from 837,000 at December 31, 2006 to 772,000 at December 31, 2007. The Company believes the access line loss resulted from several factors including customers electing to use wireless communication in lieu of the traditional local service, Company-initiated disconnections of customers with credit problems, and customers electing to use service from other providers. The Company has partially offset its access line loss in its ILEC territory by continuing to target voice services to residential and business customers in its CLEC territory. The Company had approximately 62,000 CLEC access lines at December 31, 2007, which is a 24% increase from December 31, 2006.

Data revenue consists of data transport, high-speed Internet access (including DSL), dial-up Internet access, digital trunking, and Local Area Network ("LAN") interconnection services. The increase in data revenue of $20.4 million in 2007 compared to 2006 is mainly due to higher DSL and data transport revenue. An increase in DSL subscribers contributed an additional $12.5 million of revenue in 2007 versus 2006. As of December 31, 2007, the Company's DSL penetration of addressable in-territory primary consumer access lines was approximately 42%, up 8 percentage points from December 31, 2006. Data transport revenues increased by $7.7 million for 2007, compared to 2006, primarily due to increased usage by CBW and third party users.

Long distance revenue increased $7.5 million in 2007 compared to 2006. The increase was primarily due to higher minutes of use for both long distance and audio conferencing, as well as increased revenue from the Company's Voice over Internet Protocol ("VoIP") product, which the Company began offering in mid-2006. The Company had approximately 548,000 subscribed long distance access lines as of December 31, 2007 compared to 552,000 as of December 31, 2006. The decrease in subscribers was due to a 5% decline in residential lines, consistent with the access line loss, partially offset by a 10% increase in business subscribers.

The Company believes its rate of access line loss would have been greater and its increase in DSL subscribers would have been less without the success of its "Super Bundle," Custom Connections^{SM}. The Company's Super Bundle offers local, long distance, wireless, internet access and the Company's value added services package, Home Phone Pak, at a price lower than the amount the customer would pay for the services individually. In its traditional operating area, the Company added approximately 11,000 Super Bundle subscribers through 2007, bringing total subscribers to 180,000 and penetration of in-territory primary residential access lines to 38%. This package has increased the demand for and increased subscriber retention of the Company's ZoomTown DSL offering. The number of DSL subscribers increased by 24,000 subscribers during 2007 to bring total subscribers to 222,000. As a result of this DSL growth, total lines to the customer (defined as access lines plus DSL subscribers) as of December 31, 2007 decreased only slightly compared to December 31, 2006, and revenue per household increased 4% to $52.46.

Other revenue increased $14.9 million from 2006 due to increased revenue on customer premise wiring projects, $9.5 million of which came from a large one-time business customer project, and cable TV revenue due to the purchase of a local telecommunications business.

Costs and expenses

Cost of services and products increased by $12.5 million in 2007 versus 2006. The increase was due to costs associated with a large one-time business customer premise wiring project of $9.0 million, higher network costs of $6.1 million related to higher CLEC interconnection charges due to increased subscribers and increased minutes of use for long distance, audio conferencing, and VoIP, higher facilities costs of $1.6 million and higher software development costs. The increases were partially offset by a $2.8 million decrease in pension and postretirement costs and lower property and other operating taxes of $3.9 million, primarily due to the phase out of Ohio personal property taxes.

Selling, general and administrative expenses increased $5.5 million compared to 2006 primarily due to an increase in payroll and employee-related expenses of $5.1 million and higher consulting expenses, partially related to the evaluation of marketing strategies for business customers. The Company is responding to competitive pressures by increasing its sales and marketing activities, particularly in the business markets.

Restructuring expenses for 2007 were primarily due to the restructuring plan announced in the fourth quarter of 2007 to reduce costs and increase operational efficiencies. Restructuring costs for 2006 primarily related to the outsourcing of certain supply chain functions. See Note 3 to the Consolidated Financial Statements for further discussions.

2006 Compared to 2005

Revenue

Voice revenue decreased in 2006 compared to 2005 primarily as a result of a 5% decrease in access lines.

Access lines within the segment's ILEC territory decreased by 56,000, or 6%, from 893,000 at December 31, 2005 to 837,000 at December 31, 2006, which the Company believes results from several factors including customers electing to use wireless communication in lieu of the traditional local service, Company-initiated disconnections of customers with credit problems, and customers electing to use service from other providers. The Company has partially offset its access line loss in its ILEC service territory by targeting voice services to residential and small business customers in Dayton, Ohio. The Company had 50,000 total access lines outside its ILEC service territory at December 31, 2006, a 33% increase from the prior year.

The increase in data revenue of $19.0 million for 2006 as compared to 2005 is due to higher DSL revenue and data transport revenue. An increase in DSL subscribers of 36,000, partially offset by a slightly lower average rate per subscriber, produced an additional $11.9 million in revenue for 2006 as compared to 2005. Data transport revenues were $5.2 million higher in 2006 as compared to 2005 due to higher data usage by CBW and third party users. As of December 31, 2006, the Company's DSL penetration of in-territory primary consumer access lines was approximately 34%, up from 26% at December 31, 2005.

Long distance revenue increased $2.3 million in 2006 compared to 2005. The increase was primarily due to new dedicated access business customers and a 28% increase in minutes of use for audio conferencing. The Company had approximately 552,000 subscribed long distance access lines as of December 31, 2006, a decrease of 12,000 lines compared to 2005. The decrease in subscribers from 2005 was related to a 4% decline in residential subscribers, consistent with the access line loss, partially offset by a 4% increase in business subscribers.

The Company added 23,000 Super Bundle subscribers during 2006, bringing total subscribers to 173,000, of which 162,000 were consumer ILEC subscribers, a 32% penetration of primary in-territory consumer access lines. An aggressive marketing campaign and the favorable bundled pricing associated with Custom Connections[SM] "Super Bundle" increased the demand for the Company's ZoomTown DSL offering, growing 22% compared to December 31, 2005, to 198,000 subscribers. As a result of this growth, total lines to the customer (defined as access lines plus DSL subscribers) as of December 31, 2006 decreased only slightly compared to December 31, 2005, and revenue per household increased 3% to $50.25.

Costs and Expenses

Cost of services and products increased by $4.0 million in 2006 versus 2005. The increase was mainly due to a $3.5 million increase in non-recurring operating taxes, additional network costs of $4.5 million primarily related to the increase in subscribers in the CLEC operating area and increased minutes of use for long-distance and audio conferencing, and an increase of $1.3 million in benefit expense. These increases were partially offset by lower wages of $4.5 million resulting from the outsourcing of directory services in 2005 and other Company restructuring initiatives.

Selling, general and administrative expenses increased $2.2 million compared to 2005. Higher costs of $2.9 million primarily related to pension and postretirement costs and $0.9 million for bad debt expense were partially offset by lower software maintenance and insurance costs.

Depreciation expense decreased $3.9 million in 2006 compared to 2005. The decrease was primarily due to assets becoming fully depreciated at a greater rate than capital expenditures.

The Company incurred restructuring charges of $2.8 million primarily related to the outsourcing of certain supply chain functions in 2006. The Company incurred a $1.5 million charge in 2005 related to the outsourcing of its directory assistance services. See Note 3 to the Consolidated Financial Statements for further discussion.

Wireless

The Wireless segment provides advanced digital, voice, and data communications services through the operation of a regional wireless network in a licensed service territory, which surrounds Cincinnati and Dayton, Ohio and includes areas of northern Kentucky and southeastern Indiana. The segment offers service outside of its regional operating territory through wholesale and re-sale arrangements ("roaming agreements") with other wireless operators. The segment also sells wireless handset devices and related accessories to support its service business.

The Wireless segment consists of CBW, which was historically a joint venture owned 80.1% by the Company and 19.9% by a minority holder. On February 14, 2006, the Company purchased the remaining 19.9% membership interest and CBW is now a wholly-owned subsidiary. See Note 5 to the Consolidated Financial Statements.

From October 2003 through June 2006, CBW deployed service on both TDMA and GSM networks. During the first quarter of 2003, CBW began to transition its subscribers to GSM technology, which provides voice communication, short message service ("SMS") or text messaging and enhanced data communication services, such as mobile web browsing, internet access, email, and picture messaging. As of June 30, 2006, the Company had converted all of its subscribers to the GSM network and as a result discontinued the operation of its TDMA network.

To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company is building a third generation ("3G") network to deploy on the purchased AWS spectrum. The Company spent approximately $11 million in 2007 to construct the 3G network and expects to spend an additional $19 million in 2008. The Company expects the network to be operational in mid 2008.

(dollars in millions, except for operating metrics)	2007	2006	$ Change 2007 vs. 2006	% Change 2007 vs. 2006	2005	$ Change 2006 vs. 2005	% Change 2006 vs. 2005
Revenue:							
Service	$267.5	$235.7	$31.8	13%	$214.8	$ 20.9	10%
Equipment	27.0	26.3	0.7	3%	22.7	3.6	16%
Total revenue	294.5	262.0	32.5	12%	237.5	24.5	10%
Operating costs and expenses:							
Cost of services and products	152.1	146.1	6.0	4%	129.3	16.8	13%
Selling, general and administrative	68.2	62.6	5.6	9%	56.1	6.5	12%
Depreciation	34.8	29.0	5.8	20%	61.5	(32.5)	(53)%
Amortization	3.0	4.1	(1.1)	(27)%	—	4.1	n/m
Restructuring	2.1	—	2.1	n/m	—	—	n/m
Asset impairments and other charges	—	—	—	n/m	42.3	(42.3)	(100)%
Total operating costs and expenses	260.2	241.8	18.4	8%	289.2	(47.4)	(16)%
Operating income (loss)	$ 34.3	$ 20.2	$14.1	70%	$(51.7)	$ 71.9	n/m
Operating margin	11.6%	7.7%		4 pts	(21.8)%		30 pts
Operating metrics							
Postpaid ARPU *	$46.55	$46.51	$0.04	0%	$45.64	$ 0.87	2%
Prepaid ARPU *	$23.97	$20.71	$3.26	16%	$19.62	$ 1.09	6%
Capital expenditures	$ 45.7	$ 47.4	$(1.7)	(4)%	$ 39.1	$ 8.3	21%

* The Company has presented certain information regarding monthly average revenue per user ("ARPU") because the Company believes ARPU provides a useful measure of the operational performance of the wireless business. ARPU is calculated by dividing service revenue by the average subscriber base for the period.

2007 Compared to 2006

Revenue

Service revenue increased by $31.8 million in 2007 as compared to 2006 primarily due to the following:

- Postpaid service revenue increased $26.5 million primarily due to an increase in subscribers. Postpaid subscribers increased 9% from 366,000 subscribers at December 31, 2006 to 400,000 at December 31, 2007. The average monthly churn of 1.6% for 2007 was flat compared to 2006. The year-over-year postpaid subscriber growth is due to the introduction of more attractive rate plans and continuing network quality improvements; and
- Prepaid service revenue increased $5.3 million compared to 2006 primarily due to the increase in ARPU of $3.26. The increase in ARPU was partially driven by a 33% increase in data revenue. As of December 31, 2007, prepaid subscribers totaled approximately 171,000 compared to 162,000 subscribers at December 31, 2006. The Company lost subscribers in the summer of 2006 due to increased competition, but has regained subscribers as well as increased ARPU with the introduction of more attractive rate plans.

Equipment revenue for 2007 increased $0.7 million as compared to 2006 primarily due to revenue increases per handset sale.

Cost and expenses

Cost of services and products consists largely of network operation costs, interconnection expenses with other telecommunications providers, roaming expense (which are costs incurred for subscribers to use their handsets in the territories of other wireless service providers), and cost of handsets and accessories sold. These expenses increased $6.0 million in 2007 compared to 2006. The increase primarily resulted from higher network costs of $7.7 million due to the higher number of subscribers offset by lower subsidies and handset costs of $2.2 million. The decrease in subsidies and handset costs resulted from high subsidies in 2006 caused by the migration from the TDMA network to the GSM network and a change in third party dealer compensation practice in the second quarter of 2006. As a result of this change, the Company now predominantly pays a commission, which is reported as a selling expense, rather than incurring a subsidy by selling handsets to dealers at a rate below retail price.

Selling, general, and administrative expenses increased $5.6 million in 2007 compared to 2006. The increase was primarily due to higher commissions of $2.0 million resulting from the change in compensation practice for the third party commissions discussed above and higher activations, and increased retail store costs of $2.6 million.

Depreciation expense increased $5.8 million for 2007 versus 2006. The increase was primarily due to the shortening of the useful lives of certain GSM assets as a result of the Company constructing its 3G wireless network, which the Company expects to complete in 2008.

Amortization expense results from the allocation of the purchase price to certain intangibles associated with the purchase of the remaining 19.9% membership interest in CBW. The decrease in amortization results from the accelerated amortization methodology used, which causes a decrease in amortization in each subsequent year. See Note 5 to the Consolidated Financial Statements for further discussion.

Restructuring expenses for 2007 were primarily due to the restructuring plan announced in the fourth quarter of 2007 to reduce costs and increase operational efficiencies. See Note 3 to the Consolidated Financial Statements for further discussions.

2006 Compared to 2005

Revenue

Service revenue increased by $20.9 million in 2006 as compared to 2005. This increase is primarily attributed to the following:

- Postpaid service revenue increased $22.1 million primarily due to more subscribers and a $9.4 million increase in data revenue from $11.4 million in 2005 to $20.8 million in 2006. Postpaid subscribers increased 16% from 315,100 subscribers at December 31, 2005 to 366,000 at December 31, 2006. Average monthly churn for the year was 1.6% in 2006 compared to 2.2% in 2005. The improved churn rate and increased number of subscribers were due to the introduction of more attractive rate plans in late 2005 and the improved wireless network;
- Prepaid service revenue increased $0.7 million compared to 2005 as the effect of higher ARPU of $1.09 was offset by a lower number of subscribers. As of December 31, 2006, prepaid subscribers totaled approximately 162,000 compared to 180,500 subscribers at December 31, 2005; and
- Postpaid roaming and other revenue decreased $1.9 million due to a decrease in minutes of use and in roaming revenue per minute. As a result of the merger between Cingular and AT&T Wireless Services Inc., CBW lost roaming revenue as Cingular customers are not using CBW's network.

Equipment revenue for 2006 increased $3.6 million compared to 2005 due to the increase in subscriber additions and the migration to the GSM network. The Company subsidized the price of handset sales to promote acquisitions and retention of subscribers and during the first half of 2006, to accelerate the migration to its GSM network.

Costs and Expenses

The increase in costs of $16.8 million compared to 2005 was due to a $9.2 million increase in network expense, resulting from increased voice minutes and data services usage, and a $5.2 million increase for handset and accessory costs due to higher activations and the migration of subscribers from the TDMA network to the GSM network. The remaining cost increases resulted from higher operating taxes and customer service costs related to increased subscribers.

Selling, general and administrative expenses increased $6.5 million in 2006 as compared to 2005. The increase was primarily due to increased commissions and other payroll related costs of $5.3 million from the higher number of subscriber activations and increased bad debt expense.

Depreciation expense decreased $32.5 million in 2006 versus 2005 primarily from the accelerated depreciation expense in 2005 on the TDMA assets.

Amortization expense in 2006 resulted from the allocation of the purchase price to certain intangibles associated with the purchase of the CBW minority interest. See Note 5 to the Consolidated Financial Statements.

The Company incurred charges of $42.3 million in 2005 to write down the recorded value of its TDMA network assets. A portion of the TDMA assets were taken out of service in 2005 in order to optimize the remaining spectrum associated with TDMA assets. In addition, an impairment charge was incurred to write down the remaining TDMA assets in use to fair value. Due to the rapid migration of TDMA subscribers to the Company's GSM network and lower ARPU associated with the remaining TDMA customers, the remaining future cash flows associated with the TDMA assets could no longer support the recorded value of the TDMA assets, which resulted in the impairment charge.

Technology Solutions

The Technology Solutions segment provides business technology solutions through the Company's subsidiary, Cincinnati Bell Technology Solutions, Inc. ("CBTS") and GramTel, which was purchased on December 31, 2007. See Note 5 to the Consolidated Financial Statements for further discussion.

(dollars in millions)	2007	2006	$ Change 2007 vs. 2006	% Change 2007 vs. 2006	2005	$ Change 2006 vs. 2005	% Change 2006 vs. 2005
Revenue:							
Telecom and IT equipment distribution	$180.8	$162.2	$18.6	11%	$126.7	$35.5	28%
Data center and managed services	67.6	47.4	20.2	43%	37.1	10.3	28%
Professional services	9.9	7.0	2.9	41%	8.9	(1.9)	(21)%
Total revenue	258.3	216.6	41.7	19%	172.7	43.9	25%
Operating costs and expenses:							
Cost of services and products	204.6	175.2	29.4	17%	139.5	35.7	26%
Selling, general and administrative	27.2	21.9	5.3	24%	17.4	4.5	26%
Depreciation	7.0	3.4	3.6	n/m	2.3	1.1	48%
Amortization	0.4	0.3	0.1	33%	—	0.3	n/m
Restructuring	1.0	—	1.0	n/m	0.1	(0.1)	(100)%
Total operating costs and expenses	240.2	200.8	39.4	20%	159.3	41.5	26%
Operating income	$ 18.1	$ 15.8	$ 2.3	15%	$ 13.4	$ 2.4	18%
Operating margin	7.0%	7.3%		0 pts	7.8%		(1) pts
Capital expenditures	$ 91.8	$ 11.2	$80.6	n/m	$ 7.2	$ 4.0	56%

2007 Compared to 2006

Revenue

Revenue from telecom and IT equipment distribution represents the sale, installation, and maintenance of major, branded IT and telephony equipment. The increased data center customers have given rise to increased revenue associated with IT and telephony equipment. Revenue from telecom and IT equipment distribution increased by $18.6 million in 2007 versus 2006 primarily as a result of increased equipment sales of $15.6 million and higher installation and maintenance services.

Data center and managed services revenue consists of recurring collocation rents from customers residing in the Company's data centers, managed VOIP Solutions and IT services that include network management, electronic data storage, disaster recovery and data security management. Revenue increased $20.2 million in 2007 as compared to the same period a year ago primarily due to increased product penetration within managed services and increased billable data center space. Data center billed utilization at December 31, 2007 was 93% on approximately 144,000 square feet of data center capacity, which includes 13,000 square feet of data center capacity due to the acquisition of GramTel, compared to billed utilization of 91% on approximately 91,000 square feet of data center capacity at December 31, 2006. Substantially all of the Technology Solutions capital expenditures in 2007 were to build data center capacity. The Company intends to continue to pursue additional customers and growth in its data center business, and is prepared to commit additional resources, including capital expenditures and working capital, to support this growth.

Professional services revenue consists of long-term and short-term IT outsourcing and consulting engagements. Revenue for 2007 increased by $2.9 million compared to 2006. Early in 2007, the Company expanded its team of recruiting and hiring personnel in order to focus on selling these outsourcing and consulting engagements.

Costs and Expenses

Cost of services and products increased by $29.4 million in 2007 compared to 2006. The increase in 2007 primarily resulted from a $12.3 million increase in the cost of goods sold related to higher IT and equipment revenue, $13.7 million increase in payroll and contracted services due to growth in data center and managed service revenue, and increased data center facilities costs.

The increase in selling, general, and administrative expenses for 2007 was primarily due to an increase in labor and employee related costs associated with increased headcount to support the growing operations.

The increase in depreciation expense for 2007 compared to 2006 was primarily due to capital expenditures associated with expanding data center capacity.

Amortization expense results from the allocation of a portion of the purchase price to the customer relationship intangible asset associated with the ATI acquisition in May 2006. See Note 5 to the Consolidated Financial Statements.

Restructuring expenses for 2007 were primarily due to the restructuring plan announced in the fourth quarter of 2007 to reduce costs and increase operational efficiencies. See Note 3 to the Consolidated Financial Statements for further discussions.

2006 Compared to 2005

Revenue

Revenue from telecom and IT equipment distribution increased by $35.5 million in 2006 versus 2005 mainly due to the addition of new products for resale and the acquisition of ATI. See Note 5 to Consolidated Financial Statements.

Data center and managed services revenue increased $10.3 million versus 2005 mainly due to both increased product penetration within managed services and increased billable data center space. CBTS had a billed utilization rate of 91% with approximately 91,000 square feet of billable data center capacity at December 31, 2006 compared to a billed utilization rate of 99% with approximately 71,000 square feet of billable data center capacity at December 31, 2005.

Professional services revenue declined by $1.9 million versus 2005 mainly due to the transfer of the Company's internal IT support group to CBT and a pricing decrease associated with the renegotiation of a major long-term contract.

Costs and Expenses

Cost of services and products increased by $35.7 million in 2006 versus 2005. The increase results from a $28.4 million increase in cost of goods sold mainly due to the increased IT and equipment sales, a $5.0 million increase in payroll and contracted services costs to support the increased revenue growth of the data center and managed services unit, higher rent of $1.1 million primarily due to the opening of a data center in June 2005 and higher utilities.

The increase in selling, general and administrative expenses in 2006 compared to 2005 was primarily due to an increase in labor costs associated with increased headcount to support the growing operations.

Depreciation expense was higher in 2006 primarily due to the increased capital expenditures for the data centers.

Amortization expense in 2006 results from the allocation of a portion of the purchase price to the customer relationship intangible asset associated with the ATI acquisition. See Note 5 to the Consolidated Financial Statements.

The Company's Financial Condition, Liquidity, and Capital Resources

Capital Investment, Resources and Liquidity

As of December 31, 2007, the Company held $26.1 million in cash and cash equivalents, which is a $53.3 million decrease compared to December 31, 2006. At December 31, 2006, the Company held excess cash to make significant payments of capital expenditures in early 2007.

The Company's primary sources of cash in 2008 will be cash generated by operations and borrowings from the revolving credit facility under which the Company had $167.9 million of availability at December 31, 2007. Cash flows from operations totaled $308.8 million in 2007. These 2007 cash flows from operations included payments totaling $56 million for operating taxes and early pension contributions that the Company does not expect will be required in 2008. Additionally, the Company expects that its payments for interest costs will be reduced by approximately $13 million as compared to 2007 due to lower interest rates and debt balances.

In 2008, the Company expects to spend approximately 16% of 2008 revenue on capital expenditures (revenue for 2008 is expected to be $1.4 billion), which includes $16.3 million in February 2008 for the purchase of a building to be converted into a data center facility. Cash of $18 million will also be used for the acquisition of eGIX, a company that provides advanced data and voice services to businesses in the Midwest. Other uses of cash will include repayments and repurchases of debt and related interest, dividends on the 6¾% Cumulative Convertible Preferred Stock and working capital. Additionally, in February 2008, the Company's Board of Directors has authorized the repurchase of the Company's outstanding common stock in an amount up to $150 million over 2008 and 2009. The common stock repurchases will be made from excess cash earned by the Company over this time period.

The Company believes the cash generated by operations and borrowings on its Corporate credit facility are sufficient to fund its primary uses of cash.

The Corporate credit facility financial covenants require that the Company maintain certain leverage ratios, interest coverage, and fixed charge ratios. The facility also contains certain covenants which, among other things, limit the Company's ability to incur additional debt or liens, pay dividends, repurchase Company common stock, sell, transfer, lease, or dispose of assets, and make investments or merge with another company. If the Company were to violate any of its covenants and was unable to obtain a waiver, it would be considered a default. If the Company were in default under its credit facilities, no additional borrowings under the credit facilities would be available until the default was waived or cured. The Company is in compliance with its Corporate credit facility covenants.

Various issuances of the Company's public debt, which include the 7¼% Senior Notes due 2013 ("7¼% Notes due 2013"), 8⅜% Senior Subordinated Notes due 2014 ("8⅜% Notes"), and the 7% Notes due 2015 ("7% Notes"), contain covenants that, among other things, limit the Company's ability to incur additional debt or liens, pay dividends or make other restricted payments, sell, transfer, lease, or dispose of assets and make investments or merge with another company. Restricted payments include common stock dividends, repurchase of common stock, and certain other public debt repayments. The Company believes it has sufficient ability under its public debt indentures to make its intended restricted payments in 2008. The Company is in compliance with its public debt indentures.

Reasons for Debt and Accumulated Deficit

As of December 31, 2007, the Company had $2.0 billion of outstanding indebtedness and an accumulated deficit of $3.5 billion. The Company incurred a significant amount of indebtedness and accumulated deficit from the purchase and operation of a broadband business over the period of 1999 to 2002, which caused outstanding indebtedness and accumulated deficit to reach their respective year-end peaks of $2.6 billion and $4.9 billion at December 31, 2002. In 1999, the Company acquired IXC Communications, Inc. ("IXC") for approximately $3.2 billion. In connection with the acquisition, the Company assumed approximately $1.0 billion of debt. IXC, subsequently renamed BRCOM (f/k/a Broadwing Communications Inc.), provided long haul voice, data, and Internet service over an 18,700 mile fiber optic network. In 2001, the business environment for BRCOM and the broader telecommunications industry deteriorated rapidly and significantly, causing the Company to incur substantial operating and net losses. From the acquisition of BRCOM in 1999 through to its sale in June 2003, the Company used a total of approximately $2.3 billion of both cash flow from its other businesses and borrowings under its credit facilities to finance the buildout of BRCOM's national optical network and to meet BRCOM's other cash needs.

2007 Debt Repayments

In 2007, the Company repaid $184.0 million of the Tranche B Term Loan, composed of a prepayment of $180.0 million and normal maturities of $4.0 million. The prepayment was made using proceeds of $75.0 million from borrowings under the accounts receivables securitization facility ("receivables facility") and the remainder from available cash. The Company expects interest savings to be approximately 1% per annum on the $75.0 million borrowed under the receivables facility as compared to interest that would have been incurred under the Tranche B Term Loan. The Company also purchased and retired $26.4 million of the 7 ¼% Notes due 2013 and $5.0 million of 8 ⅜% Notes. Remaining 2007 debt repayments were primarily comprised of payments on capital leases. As of December 31, 2007, the Company had $55.0 million of outstanding borrowings under its revolving credit facility and had outstanding letters of credit totaling $27.1 million, leaving $167.9 million in additional borrowing availability under its $250 million revolving credit facility. Outstanding letters of credit at December 31, 2007 include one issued for $23.0 million in December 2007 for the benefit of a data center customer. This permits the customer to draw on the letter of credit if the Company is not able to perform its data center contractual obligations due to bankruptcy. The Company agreed to issue the letter of credit because the customer had prepaid $21.5 million for data center services.

2006 Debt Repayments

During 2006, the Company repaid debt in the amount of $13.3 million. This debt repayment amount was lower than 2007 and 2005 because the Company used its cash to fund the purchases of ATI and the 19.9% interest in CBW for $86.7 million, and the wireless spectrum licenses for $37.1 million.

2005 Financing Transactions and Credit Facilities

In 2005, the Company completed the refinancing plan of its 16% Senior Subordinated Discount Notes due 2009 ("16% Notes").

The Company:

- issued $250 million new 7% Notes and $100 million in additional 8⅜% Notes (collectively, the "New Bonds");
- established a new credit facility ("Corporate credit facility") with a $250 million revolving line of credit that matures in February 2010;
- used the proceeds from the New Bonds and borrowings from the new Corporate credit facility to repay $438.8 million outstanding at December 31, 2004 on its previous credit facility;
- executed $350 million notional interest rate swaps to change the fixed rate nature of a portion of its bonds to approximate the floating rate characteristics of the terminated credit facility;
- issued $400 million of new term notes (the "Tranche B Term Loan") under the terms of the Corporate credit facility; and
- retired the 16% Notes for $447.8 million, including repayment of accrued interest, using the proceeds from the Tranche B Term Loan and additional borrowings under the new Corporate credit facility.

In total, the Company recognized $99.8 million of loss upon extinguishment of debt.

In addition to financial transactions consummated under the refinancing plan discussed above, the Company made a scheduled payment of $20.0 million to extinguish certain outstanding notes of Cincinnati Bell Telephone.

Contractual Obligations

The following table summarizes the Company's contractual obligations as of December 31, 2007:

(dollars in millions)	Payments Due by Period				
	Total	< 1 Year	1-3 Years	3-5 Years	Thereafter
Long-term debt (1)	$1,976.8	$ 4.2	$ 63.1	$274.0	$1,635.5
Capital leases	29.4	3.6	11.6	11.5	2.7
Interest payments on long-term debt and capital leases (2)	1,020.9	131.1	264.5	262.7	362.6
Noncancelable operating lease obligations	112.3	17.2	29.8	25.8	39.5
Purchase obligations (3)	173.2	117.6	55.6	—	—
Accrued pension and postretirement benefits (4)	64.1	13.3	14.7	15.7	20.4
Other noncurrent liabilities (5)	42.8	6.9	21.2	2.5	12.2
Acquisitions (6)	28.5	20.1	5.8	0.2	2.4
Total	$3,448.0	$314.0	$466.3	$592.4	$2,075.3

(1) Long-term debt excludes net unamortized premiums and the fair value of the Company's interest rate swaps.

(2) Interest payments on long-term debt and capital leases include interest obligations on both fixed and variable rate debt, assuming no early payment of debt in future periods. The Company used the interest rate forward curve at December 31, 2007 to compute the amount of the contractual obligation for interest payments on variable rate debt and interest rate swaps.

(3) Purchase obligations primarily consist of the Company's service agreement with Convergys as discussed below in "Commitments and Contingencies" and amounts under open purchase orders.

(4) Included in accrued pension and postretirement benefits are payments for the Company's postretirement benefits, qualified pension plans, non-qualified pension plan and other employee retirement agreements. Amount includes $11 million of expected cash contributions in 2008 for postretirement benefits. Although the Company currently expects to continue operating the plans past 2008, its contractual obligation related to postretirement benefits only extends through the end of 2008. Amount also includes $45 million of estimated cash contributions to its qualified pension plans with no expected contributions in 2008. The Company's expected qualified pension plan contributions are based on current legislation and current actuarial assumptions. Any change in the legislation or actuarial assumptions will affect the expected contribution amount. See below for further discussion related to the Pension Protection Act of 2006.

(5) Includes contractual obligation payments primarily related to restructuring reserves, asset removal obligations and liability for unrecognized tax benefits. Payment for unrecognized tax benefits is assumed to occur after five years.

(6) Acquisitions include purchase price for eGIX of $18.0 million and $5.2 million of contingent payments, $1.3 million additional payments for the acquisition of GramTel and $4.0 million related to the Lebanon acquisition. See Note 5 to the Consolidated Financial Statements for further discussion.

The contractual obligations table is current as of December 31, 2007. The amount of these obligations can be expected to change over time as new contracts are initiated and existing contracts are completed, terminated, or modified.

The Pension Protection Act of 2006 ("the Act") was enacted on August 17, 2006. Most of its provisions will become effective in 2008. The Act significantly changes the funding requirements for single-employer defined benefit pension plans. The funding requirements will now largely be based on a plan's calculated funded status, with faster amortization of any shortfalls or surpluses. The Act directs the U.S. Treasury Department to develop a new yield curve to discount pension obligations for determining the funded status of a plan when calculating the funding requirements.

Other

Labor Contract

On January 31, 2008, the Company and the Communication Workers of America ("CWA") reached a tentative agreement on a new labor contract. The new agreement, which covers approximately 1,300 members of the CWA locals 4400 and 4401, is subject to ratification by the local CWA membership.

The Company had requested early negotiations with local union leadership in an effort to renew the labor contract for current bargaining employees, which was set to expire on May 10, 2008.

If ratified by the CWA membership, the new agreement will:

- Retain the current call center work as local Cincinnati jobs, restructure base pay for the call center employees and implement a sales commission plan for eligible call center employees;
- Create a new wage, benefit and working condition agreement for bargaining unit employees hired on or after February 1, 2008;
- Provide a cumulative 4.5 percent wage increase over the three years of the contract;
- Maintain current healthcare plan designs with modest premium increases over the life of the contract, reflective of healthcare inflation;
- Improve dental coverage by increasing the amounts covered under the plan for restorative services;
- Increase pay-related pension credits by 3%; and
- Offer an early retirement option to eligible bargaining unit employees.

The Company expects this contract, if ratified, will result in expense trends that are favorable to the previous labor contract. CWA members vote to approve or reject the contract on February 27, 2008.

Commitments and Contingencies

Commitments

Vendor Concentration

In 1998, the Company entered into a ten-year contract with Convergys Corporation ("Convergys"), a provider of billing, customer service and other services, which, in 2004, was extended to December 31, 2010. The contract states that Convergys will be the primary provider of certain data processing, professional and consulting and technical support services for the Company within CBT's operating territory. In return, the Company will be the exclusive provider of local telecommunications services to Convergys. The contract extension reduced the Company's annual commitment in 2004 and 2005 to $35.0 million from $45.0 million. Beginning in 2006, the minimum commitment is reduced 5% annually. The Company paid $32.3 million, $34.3 million and $36.1 million under the contract in 2007, 2006 and 2005, respectively.

Contingencies

In the normal course of business, the Company is subject to various regulatory and tax proceedings, lawsuits, claims, and other matters. The Company believes adequate provision has been made for all such asserted and unasserted claims in accordance with accounting principles generally accepted in the United States. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance.

Indemnifications Related to the Sale of Broadband Assets

The Company indemnified the buyer of the broadband assets against certain potential claims, but all indemnifications have expired except for those related to title and authorization. The title and authorization indemnification was capped at 100% of the purchase price of the broadband assets, approximately $71 million.

In order to determine the fair value of the indemnity obligations, the Company performed a probability-weighted discounted cash flow analysis, utilizing the minimum and maximum potential claims and several scenarios within the range of possibilities. In 2006, the Company decreased the liability related to the indemnity obligations from $4.1 million to $1.2 million and recorded $2.9 million of income as a result of the expiration of certain warranties and guarantees. This income was included in "Gain on sale of broadband assets" in the Consolidated Statement of Operations. In 2007 and 2005, no representations or warranties expired.

Anthem Demutualization Claim

In November 2007, a class action complaint was filed against the Company and Wellpoint Inc., formerly known as Anthem, Inc. The complaint alleges that the Company improperly received stock as a result of the demutualization of Anthem and that a class of insured persons should have received the stock instead. In February 2008, the Company filed a response in which it denied all liability and raised a number of defenses. The Company believes that it has meritorious defenses and intends to vigorously defend this action. The Company does not believe this claim will have a material effect on its financial condition.

Other

At December 31, 2006, the Company had certain regulatory tax liabilities totaling $18.0 million, net of expected refunds, related to past filing positions that were being questioned by the applicable regulatory agency. As a result of payments made in 2007, at December 31, 2007, the Company liability has decreased to $2.5 million. The issues have not been fully resolved, and the Company believes it has meritorious defenses related to the payment of these regulatory taxes and intends to defend its position in order to limit the ultimate payment of these regulatory taxes.

Off-Balance Sheet Arrangements

Indemnifications

During the normal course of business, the Company makes certain indemnities, commitments, and guarantees under which it may be required to make payments in relation to certain transactions. These include (a) intellectual property indemnities to customers in connection with the use, sales, and/or license of products and services, (b) indemnities to customers in connection with losses incurred while performing services on their premises, (c) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct of the Company, and (d) indemnities involving the representations and warranties in certain contracts. In addition, the Company has made contractual commitments to several employees providing for payments upon the occurrence of certain prescribed events. The majority of these indemnities, commitments, and guarantees do not provide for any limitation on the maximum potential for future payments that the Company could be obligated to make. Except for amounts recorded in relation to insured losses, the Company has not recorded a liability for these indemnities, commitments, and other guarantees in the Consolidated Balance Sheets, except as described in "*Indemnifications Related to the Sale of Broadband Assets*" above.

Warrants

As part of the issuance of the 16% Notes in March 2003, the purchasers of the 16% Notes received 17.5 million common stock warrants, which expire in March 2013, to purchase one share of Cincinnati Bell common stock at $3.00 each. Of the total gross proceeds received for the 16% Notes, $47.5 million was allocated to the fair value of the warrants using the Black-Scholes option-pricing model. This value less applicable issuance costs was recorded to "Additional paid-in capital" in the Consolidated Balance Sheet. There were no exercises of warrants in 2007 or 2006. In 2005, 50,000 warrants were exercised.

Cash Flow

2007 Compared to 2006

For the twelve months ended December 31, 2007, cash provided by operating activities totaled $308.8 million, a decrease of $25.9 million compared to the $334.7 million provided by operating activities during the same period in 2006. The decrease was due to payments of $56.0 million for operating taxes and early pension contributions partially offset by a customer prepayment of $21.5 million for data center services and increased operating cash generated by the Wireless segment due to service revenue growth.

Cash flow utilized for investing activities increased $3.5 million to $263.5 million during 2007 as compared to $260.0 million for 2006. Capital expenditures were $233.8 million, an increase of $82.5 million compared to 2006, which resulted mostly from data center expansion. In addition to the increase in capital expenditures for data centers, the Company purchased a data center business in South Bend, Indiana in December 2007 for a purchase price of $20.3 million (including $0.6 million of accrued transaction costs), of which $19.0 million was paid in cash in 2007. In the first quarter of 2007, the Company purchased a local telecommunication business and paid $4.6 million. Also, in late 2007 the Company deposited $4.4 million with the FCC for the opportunity to participate in the auction for the purchase of additional wireless spectrum. Cash flows from investing activities for 2006 includes payments of $86.7 million for the acquisitions of ATI and the 19.9% minority interest in CBW, as well as $37.1 million for the purchase of wireless licenses in an FCC auction. Proceeds were received in 2006 for $4.7 million on sale of broadband fiber assets and for $5.7 million on the sale of an investment.

Cash flow used in financing activities was $98.6 million in 2007 compared to $21.0 million during 2006. The increased use of cash flow for financing activities primarily relates to increased repayments of debt, net of debt issuances, as discussed above.

2006 Compared to 2005

In 2006, cash provided by operating activities totaled $334.7 million, an increase of $12.4 million compared to the $322.3 million provided by operating activities during 2005. The increase was generated by working capital improvements, partially offset by lower operating cash due to access line losses and shareholder claim payments of $6.3 million.

Cash utilized in investing activities in 2006 was $260.0 million, an increase of $117.3 million compared to the $142.7 million utilized in 2005. The increase predominately relates to the acquisitions of ATI and the 19.9% minority interest in CBW for $86.7 million, and the purchase of wireless licenses in the FCC auction for $37.1 million. Capital expenditures increased slightly in 2006 compared to last year. Proceeds were received in 2006 for $4.7 million on the sale of broadband fiber assets and for $5.7 million on the sale of an investment.

Cash flows used in financing activities decreased $157.8 million to a net outflow of $21.0 million in 2006 from an outflow of $178.8 million during 2005. During 2006, the Company funded the acquisitions of the remaining 19.9% membership interest in CBW and ATI and the purchase of the wireless licenses, which decreased the Company's repayment of debt as compared to 2005. The Company repaid $13.3 million in debt in 2006. During 2005, the Company received $752.1 million of cash proceeds from the issuance of the 7% Notes, additional 8 3/8% Notes and new bank term notes. In addition, during 2005, the Company repaid $903.3 million in borrowings, substantially all of which was the prepayment of borrowings under its term and revolving credit facilities and its 16% Notes, using the net cash proceeds discussed above. In conjunction with the debt issuance and repayments in 2005, the Company incurred debt issuance costs and consent fees of $21.9 million.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses. Additionally, the Company's senior management has discussed the critical accounting policies and estimates with the Audit and Finance Committee. The Company's significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements.

The discussion below addresses major judgments used in:

- revenue recognition;
- accounting for allowances for uncollectible accounts receivable;
- reviewing the carrying values of goodwill and indefinite-lived intangible assets;
- reviewing the carrying values of property, plant, and equipment;
- accounting for business combinations;
- accounting for taxes;
- accounting for pension and postretirement expenses; and
- accounting for termination benefits

Revenue Recognition — The Company adheres to sales recognition principles described in Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," issued by the SEC. Under SAB No. 104, sales are recognized when there is persuasive evidence of a sale arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Service revenue — The Company recognizes service revenue as services are provided. Revenue from local telephone and special access services, which are billed monthly prior to performance of service, and from prepaid wireless service, which is collected in advance, is not recognized upon billing or cash receipt but rather is deferred until the service is provided. Postpaid wireless, long distance, switched access, reciprocal compensation, and data and Internet product services are billed monthly in arrears. The Company bills service revenue in regular monthly cycles, which are spread throughout the days of the month. As the day of each billing cycle rarely coincides with the end of the Company's reporting period for usage-based services such as postpaid wireless, long distance, and switched access, the Company must estimate service revenues earned but not yet billed. The Company bases its estimates upon historical usage and adjusts these estimates during the period in which the Company can determine actual usage, typically in the following reporting period.

Initial billings for Wireline service connection and activation are deferred and amortized into revenue on a straight-line basis over the average customer life. The associated connection and activation costs, to the extent of the upfront fees, are also deferred and amortized on a straight-line basis over the average customer life.

Data center services are also recognized as service is provided. Agreements with data center customers require certain levels of service or performance. Although the occurrence is rare, if the Company fails to meet these levels, customers may be able to receive service credits for their accounts. The Company records these credits against revenue when an event occurs that gives rise to such credits. In multi-year data center arrangements with increasing or decreasing monthly billings, revenues are recognized on a straight-line basis. Revenue for leased data center assets is also recognized on a straight-line basis over the contract term.

Technology Solutions professional services, including product installations, are recognized as the service is provided. Technology Solutions also provides maintenance services on telephony equipment under one to four year contract terms. This revenue is accounted for under Financial Accounting Standards Board ("FASB") Technical Bulletin No. 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts," and is deferred and recognized ratably over the term of the underlying customer contract.

Products — The Company recognizes equipment revenue upon the completion of contractual obligations, such as shipment, delivery, installation, or customer acceptance. Wireless handset revenue and the related activation revenue are recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Wireless equipment costs are also recognized upon handset sale, and are in excess of the related handset and activation revenue. The Company is a reseller of IT and telephony equipment and considers the criteria of Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," when recording revenue, such as title transfer, risk of product loss, and collection risk. Based on this guidance, these equipment revenues and associated costs have generally been recorded on a gross basis, rather than recording the revenues net of the associated costs. The Company benefits from vendor rebate plans, particularly rebates on hardware sold by Technology Solutions. The Company recognizes the rebates as an offset to costs of products sold upon sale of the related equipment to the customer.

With respect to arrangements with multiple deliverables, the Company follows the guidance in EITF 00-21, "Revenue Arrangements with Multiple Deliverables," to determine whether more than one unit of accounting exists in an arrangement. To the extent that the deliverables are separable into multiple units of accounting, total consideration is allocated to the individual units of accounting based on their relative fair value, determined by the price of each deliverable when it is regularly sold on a stand-alone basis. Revenue is recognized for each unit of accounting as delivered or as service is performed depending on the nature of the deliverable comprising the unit of accounting.

The Company is a reseller of IT equipment, such as servers and routers, and often is contracted to install the IT equipment that it sells. The revenue recognition guidance in Statement of Position ("SOP") 97-2, "Software Revenue Recognition," is applied, which requires vendor specific objective evidence ("VSOE") in order to recognize the IT equipment separate from the installation. The Company both sells IT equipment without the installation service, and provides installation services without the IT equipment, and as such has VSOE that permits the separation of the IT equipment from the installation services. The Company recognizes the IT equipment upon completion of its contractual obligations, generally upon delivery of the IT equipment to the customer, and recognizes installation service revenue upon completion of the installation.

Pricing of local services is generally subject to oversight by both state and federal regulatory commissions. Such regulation also covers services, competition, and other public policy issues. Various regulatory rulings and interpretations could result in increases or decreases to revenue in future periods.

Accounting for Allowances for Uncollectible Accounts Receivable — The Company established the allowances for uncollectible accounts using percentages of aged accounts receivable balances to reflect the historical average of credit losses as well as specific provisions for certain identifiable, potentially uncollectible balances. The Company believes its allowance for uncollectible accounts is adequate based on these methods, as the Company has not had unfavorable experience with its estimation methods. However, if one or more of the Company's larger customers were to default on its accounts receivable obligations or if general economic conditions in the Company's operating area deteriorated, the Company could be exposed to potentially significant losses in excess of the provisions established. Substantially all of the Company's outstanding accounts receivable balances are with entities located within its geographic operating areas. Regional and national telecommunications companies account for the remainder of the Company's accounts receivable balances. No one entity or collection of legally affiliated entities represents 10% or more of the outstanding accounts receivable balances.

Reviewing the Carrying Values of Goodwill and Indefinite-Lived Intangible Assets — Pursuant to Statement of Financial Account Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets not subject to amortization are tested for impairment annually, or when events or changes in circumstances indicate that the asset might be impaired.

With respect to goodwill, the company estimates the fair value of the respective reporting unit based on expected future cash flows generated by the reporting unit discounted at the appropriate weighted average cost of capital. The estimated fair value of the respective reporting units was higher than its carrying values, and as such, there was no indication of impairment in 2007.

Indefinite-lived intangible assets consist of FCC licenses for spectrum and trademarks for the Wireless segment. The Company may renew the wireless licenses in a routine manner every ten years for a nominal fee, provided the Company continues to meet the service and geographic coverage provisions required by the FCC. The fair value of the licenses was determined by using the "Greenfield" method, an income based approach. The fair value of the trademarks were determined by using the relief-from-royalty method, which estimates the present value of royalty expense that could be avoided in the operating business as a result of owning the respective asset or technology. The fair value of the licenses and trademarks were higher than its carrying value, and as such, there was no indication of impairment in 2007.

Reviewing the Carrying Values of Property, Plant and Equipment — The Company's provision for depreciation of its telephone plant is determined on a straight-line basis using the group depreciation method. Provision for depreciation of other property, other than leasehold improvements, is based on the straight-line method over the estimated economic useful life. Depreciation of leasehold improvements is based on a straight-line method over the lesser of the economic useful life or term of the lease, including option renewal periods if renewal of the lease is reasonably assured. Repairs and maintenance expense items are charged to expense as incurred.

The Company estimates the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. The majority of the Wireline segment plant and equipment is depreciated using the group method, which develops a depreciation rate (annually) based on the average useful life of a specific group of assets rather than for each individual asset as would be utilized under the unit method. The estimated life of the group changes as the composition of the group of assets and their related lives change. Such estimated life of the group is based on historical experience with similar assets, as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if the anticipated technological or other changes occur more slowly than expected, the life of the group could be extended based on the life assigned to new assets added to the group. This could result in a reduction of depreciation expense in future periods. A one-year decrease or increase in the useful life of these assets would increase or decrease annual depreciation expense by approximately $10 million.

The Company reviews the carrying value of long-lived assets, other than goodwill and indefinite-lived intangible assets discussed above, when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In assessing impairments, the Company follows the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss is recognized when the estimated future undiscounted cash flows expected to result from the use of an asset (or group of assets) and its eventual disposition are less than its carrying amount. An impairment loss is measured as the amount by which the asset's carrying value exceeds its estimated fair value.

To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company is constructing a 3G network and deploying it on the newly purchased AWS spectrum. Due to this implementation, lives of certain GSM assets were shortened and depreciation has been accelerated based on the new useful life. The increase in depreciation due to this acceleration was approximately $1.3 million in the fourth quarter of 2006 and $5.2 million in 2007.

In 2003, the Company shortened the estimated remaining economic useful life of its legacy TDMA wireless network to December 31, 2006 due to the expected migration of its TDMA customer base to its GSM network. In 2005, the Company incurred charges of $42.3 million to write down the recorded value of TDMA assets that were retired in 2005 and TDMA assets that could no longer support their recorded value. These charges were included in "Asset impairments and other charges" in the Consolidated Statement of Operations. The Company wrote down the assets to fair value, which was calculated based on the appraised amount at which the assets could be sold in a current transaction between willing parties.

Also, in 2005, the useful life of certain of the remaining TDMA assets was shortened from the December 31, 2006 date being used, and depreciation was accelerated. The change in depreciation expense due to the change in estimate in the second quarter decreased 2005 operating income by $7.7 million.

If technological changes were to occur more rapidly than expected, it may have the effect of shortening the estimated depreciable life of other network and operating assets that the Company employs. This could have a substantial impact on the consolidated depreciation expense and net income of the Company. Competition from new or more cost effective technologies could affect the Company's ability to generate cash flow from its network-based services. This competition could ultimately result in an impairment of certain of the Company's tangible or intangible assets. This could have a substantial impact on the operating results of the consolidated Company.

Accounting for Business Combinations — In accounting for business combinations, the Company applies the accounting requirements of SFAS No. 141, "Business Combinations," which requires the recording of net assets of acquired businesses at fair value. In developing estimates of fair value of acquired assets and assumed liabilities, the Company analyzes a variety of factors including market data, estimated future cash flows of the acquired operations, industry growth rates, current replacement cost for fixed assets, and market rate assumptions for contractual obligations. Such a valuation requires management to make significant estimates and assumptions, especially with respect to the intangible assets.

Changes to the assumptions the Company used to estimate fair value could impact the recorded amounts for acquired assets and liabilities, including property, plant and equipment, intangible assets and goodwill. Significant changes to these balances could have a material impact on the Company's future reported results.

Accounting for Taxes

Income Taxes

The income tax provision consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods. The Company's previous tax filings are subject to normal reviews by regulatory agencies until the related statute of limitations expires.

As of December 31, 2007, the Company had $596.2 million in net deferred tax assets, which includes approximately $1.4 billion in gross federal tax net operating loss carryforwards, with a deferred tax asset value of approximately $492.3 million. The tax loss carryforwards are available to the Company to offset taxable income in current and future periods. The majority of the remaining tax loss carryforwards will expire between 2017 and 2023 and are not currently limited under U.S. tax laws. The ultimate realization of the deferred income tax assets depends upon the Company's ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards. Based on current income levels and anticipated future reversal of existing temporary differences, the Company expects to utilize its federal net operating loss carryforwards within their expiration periods.

In addition to the federal tax net operating loss carryforwards, the Company has state and local net operating loss carryforwards with a deferred tax asset value of approximately $134.6 million, alternative minimum tax credit carryforwards of approximately $9.4 million, and deferred tax temporary differences and other tax attributes of approximately $99.9 million. A valuation allowance of $140.0 million is provided at December 31, 2007 against certain state and local net operating losses and other deferred tax assets due to the uncertainty of the Company's ability to utilize the assets within the statutory expiration period.

The Company determines the effective tax rate by dividing income tax expense by income before taxes as reported in its Consolidated Statement of Operations. For reporting periods prior to the end of the Company's fiscal year, the Company records income tax expense based upon an estimated annual effective tax rate. This rate is computed using the statutory tax rate and an estimate of annual net income adjusted for an estimate of non-deductible expenses.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $5.1 million increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 accumulated deficit balance. After recognizing the impact from the adoption of FIN 48, the Company had a $14.7 million liability recorded for unrecognized tax benefits as of January 1, 2007. At December 31, 2007, the Company has a $14.8 million liability recorded for unrecognized tax benefits. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $14.5 million. The Company does not currently anticipate that the amount of unrecognized tax benefits will change significantly over the next year.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and local jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state or local examinations for years before 2004. In the first quarter of 2007, the Internal Revenue Service commenced an examination of the Company's U.S. federal income tax returns for 2004 to 2006. The IRS has completed its examination of the 2004 and 2005 tax years while 2006 is still under audit.

The Company recognizes accrued penalties related to unrecognized tax benefits in income tax expense. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense. Accrued interest and penalties are insignificant at December 31, 2007 and December 31, 2006.

Refer to Note 13 to the Consolidated Financial Statements for further information regarding the Company's income taxes.

Operating Taxes

The Company incurs certain operating taxes that are reported as expenses in operating income, such as property, sales, use, and gross receipts taxes. These taxes are not included in income tax expense because the amounts to be paid are not dependent on the level of income generated by the Company. The Company also records expense against operating income for the establishment of liabilities related to certain operating tax audit exposures. These liabilities are established based on the Company's assessment of the probability of payment. Upon resolution of an audit, any remaining liability not paid is released and increases operating income. The Company recognized income of $2.4 million in 2007, $1.8 million in 2006, and $14.4 million in 2005 upon resolution of operating tax audits, net of new liabilities established.

Regulatory Taxes

The Company incurs federal regulatory taxes on certain revenue producing transactions. The Company is permitted to recover certain of these taxes by billing the customer; however, collections cannot exceed the amount due to the federal regulatory agency. These federal regulatory taxes are presented in sales and cost of services on a gross basis because, while the Company is required to pay the tax, it is not required to collect the tax from customers and in fact, does not collect the tax from customers in certain instances. The amount recorded as revenue for 2007, 2006, and 2005 was $17.3 million, $15.3 million and $15.6 million, respectively. The amount expensed for 2007, 2006 and 2005 was $18.2 million, $20.0 million and $16.0 million, respectively. The Company records all other taxes collected from customers on a net basis.

Accounting for Pension and Postretirement Expenses — The Pension Protection Act of 2006 (the "Act") was enacted on August 17, 2006. Most of its provisions will become effective in 2008. The Act significantly changes the funding requirements for single-employer defined benefit pension plans. The funding requirements will now largely be based on a plan's calculated funded status, with faster amortization of any shortfalls or surpluses. The Act directs the U.S. Treasury Department to develop a new yield curve to discount pension obligations for determining the funded status of a plan when calculating the funding requirements. As a result of a $20.0 million early pension contribution in December 2007, the Company does not expect to make any contribution to its qualified pension plans in 2008. Based on current assumptions, the Company believes it will pay an estimated $45 million to fund its qualified pension plans during the period 2009 to 2017.

In October 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires the Company to recognize the overfunded or underfunded status for the Company's benefit plans, with changes in the funded status recognized as a separate component to shareowners' equity. SFAS No. 158 also requires the Company to measure the funded status of the benefit plans as of the year-end balance sheet date no later than 2008. Effective December 31, 2006, the Company adopted SFAS No. 158. See Note 9 to the Consolidated Financial statements.

The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for non-management employees and one supplemental, nonqualified, unfunded plan for certain senior executives. The Company also provides health care and group life insurance benefits for eligible retirees. The Company's measurement date for its pension and postretirement obligations is as of December 31st of each year. When changes to the plans occur during interim periods, the Company reviews the changes and determines if a remeasurement is necessary.

The assumption for cost sharing with retirees is important in determining the postretirement and other benefits expense. At the beginning of 2005, the Company accounted for its retiree medical benefit obligation as if there were no limits on the Company-funded portion of retiree medical costs. In May 2005, the Company reached an agreement with the union to provide a fixed amount of medical cost reimbursement per retiree and to increase the amount annually over the life of the labor agreement. Similar benefits were provided to non-bargained retirees. Effective June 1, 2005, the Company remeasured its postretirement obligations for the changes to the expected future retiree medical costs, including assumptions regarding cost sharing by retirees.

In August 2007, the Company announced further changes to its pension and postretirement plans that reduce medical benefit payments by fixing the annual Company contribution for each eligible retiree and that reduce life insurance benefits paid from these plans. Based on these changes, the Company determined that a remeasurement of its pension and postretirement obligations was necessary. The Company remeasured its pension and postretirement obligations in August 2007 using revised assumptions, including modified benefit payment assumptions reflecting the changes and a discount rate of 6.25%. These changes reduce the Company's pension and postretirement obligations by approximately $74 million, reduce deferred tax assets for the related tax effect by $27 million, and increase equity by $47 million. Additionally, the remeasurement caused a reduction to the Company's pension and postretirement benefit costs by approximately $5 million since August 2007.

The key assumptions used to account for the plans are disclosed in Note 9 to the Consolidated Financial Statements. The actuarial assumptions attempt to anticipate future events and are used in calculating the expenses and liabilities related to these plans. The most significant of these numerous assumptions, which are reviewed annually, include the discount rate, expected long-term rate of return on plan assets and health care cost trend rates.

Discount rate

A discount rate is used to measure the present value of the benefit obligations. The Company determines the discount rate for each plan individually. In determining the selection of a discount rate, the Company estimates the timing and expected future benefit payments, and applies a yield curve developed to reflect yields available on high-quality bonds. Based on the analysis, the discount rate was set at 6.20%, 5.75%, and 5.50% for all of the plans as of December 31, 2007, 2006 and 2005, respectively.

Expected rate of return

The expected long-term rate of return on plan assets, developed using the building block approach, is based on the following: the participant's benefit horizons; the mix of investments held directly by the plans, which is generally 60% equities and 40% bonds; and the current view of expected future returns, which is influenced by historical averages. The required use of an expected versus actual long-term rate of return on plan assets may result in recognized pension expense or income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns. To the extent the Company changed its estimate of the expected long-term rate of return on plan assets, there would be an impact on pension expense or income and the associated net liability or asset. The Company uses an assumed long-term rate of return of 8.25% for the Company's pension and postretirement trusts. Actual asset returns for the pension trusts, which represent over 90% of invested assets, were approximately 7% in 2007, 13% in 2006 and 7% in 2005.

In its pension calculations, the Company utilizes the market-related value of plan assets, which is a calculated asset value that recognizes changes in asset fair values in a systematic and rational manner. Differences between actual and expected returns are recognized in the market-related value of plan assets over five years.

Health care cost trend

The Company's health care cost trend rate is developed on historical cost data, the near-term outlook, and an assessment of likely long-term trends. The health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 2007 was 10.0% and is assumed to decrease gradually to 4.5% by the year 2013.

The actuarial assumptions used may differ materially from actual results due to the changing market and economic conditions and other changes. Revisions to and variations from these estimates would impact assets, liabilities, equity, costs of services and products, and selling, general and administrative expenses.

The following table represents the sensitivity of changes in certain assumptions related to the Company's pension and postretirement plans:

(dollars in millions)	% Point Change	Pension Benefits: Increase/ (Decrease) in Obligation	Pension Benefits: Increase/ (Decrease) in Expense	Postretirement and Other Benefits: Increase/ (Decrease) in Obligation	Postretirement and Other Benefits: Increase/ (Decrease) in Expense
Discount rate	+/-0.5%	$19.2/(19.2)	$0.1/(0.1)	$13.6/(15.3)	$1.4/(1.5)
Expected return on assets	+/-0.5%	n/a	$2.2/(2.2)	n/a	$0.2/(0.2)
Health care cost trend rate	+/-1%	n/a	n/a	$29.1/(24.8)	$2.9/(2.1)

At December 31, 2007, the Company had unrecognized actuarial net losses of $68.6 million for the pension plans and $79.5 million for the postretirement and other benefit plans. The unrecognized net losses have been primarily generated by changes in previous years related to discount rates, asset return differences and actual health care costs. Because gains and losses reflect refinements in estimates as well as real changes in economic values and because some gains in one period may be offset by losses in another or vice versa, the Company is not required to recognize these gains and losses in the period that they occur. Instead, if the gains and losses exceed a 10% corridor defined in the accounting literature, the Company amortizes the excess over the average remaining service period of active employees expected to receive benefits under the plan.

Accounting for Termination Benefits — The Company has written severance plans covering both its management and union employees and, as such, accrues probable and estimable employee separation liabilities in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits, an Amendment of FASB Statements No. 5 and 43." These liabilities are based on the Company's historical experience of severance, historical costs associated with severance, and management's expectation of future severance. The Company's fourth quarter 2007 restructuring plan gave rise to employee separation liabilities totaling $22.9 million as of December 31, 2007. This represents severance costs for employees over the next five years that are primarily related to the Company's need to downsize its Wireline operations to conform to the decreased access lines being served by the Company.

When employee terminations occur, the Company considers the guidance in SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The Company offered and, by December 31, 2007, 105 management employees accepted special termination benefits totaling $12 million. The Company determined that $8.2 million of these benefits have been earned through December 31, 2007 under SFAS No. 88, and this amount was therefore accrued as of December 31, 2007. Remaining termination benefits are subject to future service requirements as determined by the Company and will be amortized to expense over the future service period. The Company estimates these amounts to be approximately $2.6 million in 2008 and $1.2 million in 2009.

The Company also considers whether employee terminations give rise to a pension and postretirement curtailment charge under SFAS No. 88. The Company's policy is that terminations in a calendar year involving 10% or more of the plan service years result in a curtailment of the pension or postretirement plan. Terminations from the fourth quarter 2007 restructuring plan resulted in curtailments for the management pension and postretirement plans totaling a charge of $6.4 million.

See Note 3 to the Consolidated Financial Statements for further discussion on the Company's restructuring plans.

Regulatory Matters and Competitive Trends

Federal — The Telecommunications Act of 1996 was enacted with the goal of establishing a pro-competitive, deregulatory framework to promote competition and investment in advanced telecommunications facilities and services to all Americans. Since 1996, federal regulators have considered a multitude of proceedings ostensibly aimed at fulfilling the goals of the Act and this process is continuing through numerous proceedings currently before the FCC and the federal courts. Although the Act called for a deregulatory framework, the FCC's approach has been to maintain significant regulatory restraints on the traditional incumbent local exchange carriers while opening up opportunities for new competitive entrants and services with minimal regulation such as cable modem broadband providers and VoIP providers. While Cincinnati Bell has expanded beyond its incumbent local exchange operations by offering wireless, long distance, broadband service, Internet access and out-of-territory competitive local exchange services, the majority of its revenue is still derived from its traditional local exchange services. The financial impact of the various federal proceedings will depend on many factors including the extent of competition in our market and the timing and outcome of the FCC's decisions and any appeals from those decisions.

Intercarrier Compensation

Current rules specify different means of compensating carriers for the use of their networks depending on the type of traffic and technology used by the carriers. The FCC has opened a proceeding to consider various plans that have been proposed for revising the disparate intercarrier compensation system into a unified regime that treats all traffic in a uniform manner. The outcome of this proceeding could have significant impacts on all carriers and will probably be phased-in over a five to ten year period. This proceeding impacts the switched access and end-user components of CBT's revenue.

Reciprocal Compensation

Although the topic of reciprocal compensation will ultimately be addressed within the broader intercarrier compensation proceeding mentioned above, the FCC adopted an order which in the short-term directly impacted the rules for the termination of ISP-bound dial-up traffic. The previous rules capped the total number of minutes that could be compensated ("growth cap") and limited compensation to markets in which the carriers previously exchanged traffic ("new markets rule"). The FCC's new order eliminated the growth cap and the new markets rule. This decision could increase the amount that CBT must pay to CLECs with which it exchanges such traffic.

VoIP

In 2004 the FCC declared that VoIP services are interstate services and purported to preempt state regulation. Since then, the FCC has considered several petitions asking it to rule on whether and under what circumstances voice services utilizing Internet Protocol (IP) are subject to access charges. It has ruled that peer-to-peer Internet voice services that do not use the public switched telephone network ("PSTN") are not subject to access charges. Separately, it has ruled that services that originate and terminate on the PSTN but employ "IP" in the middle are subject to access charges. The FCC is still considering other VoIP petitions, including one that seeks to exempt from access charges calls that originate using VoIP, but terminate on the PSTN. In addition, the FCC is considering a broader rulemaking proceeding to determine the regulatory status of IP-enabled services generally. In 2007, the FCC expanded local number portability requirements to VoIP.

Special Access

In early 2005, the FCC opened a proceeding to review the current special access pricing rules. Under the existing rules, CBT's special access services are subject to price cap regulation with no earnings cap. The new proceeding is examining the entire special access pricing structure, including whether or not to reinstate an earnings cap. In 2007, the FCC invited interested parties to update the record.

Universal Service

The federal Universal Service Fund is currently funded via an assessment on all telecommunications carriers' interstate end-user revenue. The FCC is currently considering alternatives to this method of funding. Some of the alternatives being considered include expanding the base to include intrastate revenue or switching to an assessment based on connections and telephone numbers. Any such alteration could result in a change in the manner in which carriers recover their contributions from end users.

Unbundled Network Elements

In early 2005, the FCC rewrote its unbundled network element rules in response to the federal court's remand of the previous rules. The latest rules have no significant impact on CBT. However, the elimination of unbundled circuit switching, and thus the UNE platform ("UNE-P"), required CBET to migrate its UNE-P lines to alternative arrangements by March 11, 2006 and/or to negotiate with the underlying ILEC for continued provision of UNE-P, which CBET did pursuant to a commercial agreement. This did not have a significant adverse impact on CBET since CBET had already planned to migrate the majority of its customers to its own switching facilities.

Broadband Internet Access

In an order adopted in 2005, the FCC provided wireline carriers the option of offering broadband Internet access as a non-regulated information service (comparable treatment to cable modem Internet access) or as a regulated telecommunications service. Each option has associated costs and benefits that must be weighed in light of a carrier's current mix of existing services and new services the carrier may be contemplating offering in the future. In 2007, the FCC ruled that wireless broadband service is also a non-regulated information service on the same regulatory footing as other broadband services, such as cable modem service and wireline DSL service.

FCC Safeguards to Protect Customer Proprietary Network Information ("CPNI")

On April 2, 2007, the FCC released an order implementing new CPNI rules designed to prevent pretexting to gain access to customer information. The new rules, which became effective in December 2007, require carriers to implement security protections limiting the manner in which certain customer information may be released and requiring notice to customers regarding certain types of changes to their account and CPNI breaches. Carriers must file an annual certification with the FCC that they are compliant with the rules, including a summary of actions taken in response to customer complaints.

State — Because CBT generates the majority of its revenue from the operation of its public switched telephone network, its financial results follow no particular seasonal pattern. CBT does derive a significant portion of its revenue from pricing plans that are subject to regulatory overview and approval. In both Ohio and Kentucky, CBT operates under alternative regulation plans in which CBT is subject to restrictions on its ability to increase the price of basic local service and related services. In return, CBT is not subject to an earnings cap or recapture in Ohio, as it would if regulated under a traditional regulatory plan based upon a targeted rate of return. CBT has operated under alternative regulation plans since 1994 during which price increases and enhanced flexibility for a limited number of services have partially offset the effect of fixed pricing for basic local service and reduced pricing for other, primarily wholesale services.

In June 2004, CBT adopted a new alternative regulation plan in Ohio, which, although similar to its previous plan, gives CBT the option to remain in the alternative regulation plan indefinitely. Statutory changes enacted by the Ohio General Assembly in August 2005 gave the Public Utilities Commission of Ohio (the "PUCO") the authority to provide ILECs with pricing flexibility for basic local rates upon a showing that consumers have sufficient competitive alternatives (House Bill 218). In 2006, the Company applied for and received authority from the PUCO to increase its rates for basic local exchange service in certain of its exchanges. CBT implemented rate increases for basic local exchange service in the affected exchanges beginning in January 2007. The Ohio Consumers' Counsel appealed the PUCO's decision to the Ohio Supreme Court, which heard arguments on December 12, 2007.

Ohio Cable Franchise

Ohio statewide video service authorization legislation was introduced on March 15, 2007 and signed by the Governor on May 9, 2007. This legislation allows the Company to apply for one statewide video franchise agreement rather than negotiating individual agreements with all local entities in Ohio. The Act holds no build-out requirements for the Company, allows for no ongoing additional fees above the federally authorized 5% and holds PEG requirements to a minimum. On October 31, 2007, CBET applied for statewide video service authorization which was granted in December 2007. CBET is now authorized to provide service in our self-described territory with only 10-day notification to the municipality and other providers. The authorization can be amended to include additional territory with mere notification to the state.

Recently Issued Accounting Standards

SFAS No. 157, "Fair Value Measurements," was issued in September 2006. The objective of the Statement is to define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements. As it relates to financial assets and liabilities, SFAS No. 157 will be effective for interim and annual reporting periods beginning after November 15, 2007. Per FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157," implementation of SFAS No. 157 to non-financial assets and liabilities will be effective for interim and annual reporting periods beginning after November 15, 2008. The Company expects the impact of SFAS No. 157 on financial assets and liabilities will be immaterial to its Consolidated Financial Statements. The Company has not yet assessed the impact of this Statement related to non-financial assets and liabilities on its Consolidated Financial Statements.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," was issued in February 2007. The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 will be effective for the first fiscal year that begins after November 15, 2007. The Company does not expect to implement the alternative treatment afforded by SFAS No.159.

SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51," was issued in December 2007. SFAS No. 160 clarifies the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. Under SFAS No. 160, noncontrolling interests are considered equity and should be reported as an element of consolidated equity, net income will encompass the total income of all consolidated subsidiaries, and there will be separate disclosure on the face of the income statement of the attribution of income between the controlling and noncontrolling interests, and increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions. SFAS No. 160 will be effective for the first fiscal year beginning on or after December 15, 2008, and earlier application is prohibited. SFAS No. 160 is required to be adopted prospectively, except for reclassifying noncontrolling interests to equity, separate from the parent's shareholders' equity, in the consolidated statement of financial position and recasting consolidated net income (loss) to include net income (loss) attributable to both the controlling and noncontrolling interests, both of which are required to be adopted retrospectively. The Company has not yet assessed the impact of this Statement on the Company's financial statements.

SFAS No. 141(R), "Business Combinations," was issued in December 2007. SFAS No. 141(R) requires that upon initially obtaining control, an acquirer will recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be presented at fair value at the acquisition date and included on that basis in the purchase price consideration, and transaction costs will be expensed as incurred. SFAS No. 141(R) also modifies the recognition for preacquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. SFAS No. 141(R) amends SFAS No. 109, "Accounting for Income Taxes," to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS No. 141(R) is effective for the first fiscal year beginning after December 15, 2008. The Company has not yet assessed the impact of this statement on the Company's financial statements.

Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement

This Form 10-K contains "forward-looking" statements, as defined in federal securities laws including the Private Securities Litigation Reform Act of 1995, which are based on Cincinnati Bell Inc.'s current expectations, estimates and projections. Statements that are not historical facts, including statements about the beliefs, expectations and future plans and strategies of the Company, are forward-looking statements. These include any statements regarding:

- future revenue, operating income, profit percentages, income tax refunds, realization of deferred tax assets, earnings per share or other results of operations;
- the continuation of historical trends;

- the sufficiency of cash balances and cash generated from operating and financing activities for future liquidity and capital resource needs;
- the effect of legal and regulatory developments; and
- the economy in general or the future of the communications services industries.

Actual results may differ materially from those expressed or implied in forward-looking statements. The following important factors could cause or contribute to actual results being materially different from those described or implied by such forward-looking statements include, but are not limited to:

- changing market conditions and growth rates within the telecommunications industry or generally within the overall economy;
- changes in competition in markets in which the Company operates;
- pressures on the pricing of the Company's products and services;
- advances in telecommunications technology;
- the ability to generate sufficient cash flow to fund the Company's business plan and maintain its networks;
- the ability to refinance the Company's indebtedness when required on commercially reasonable terms;
- changes in the telecommunications regulatory environment;
- changes in the demand for the services and products of the Company;
- the demand for particular products and services within the overall mix of products sold, as the Company's products and services have varying profit margins;
- the Company's ability to introduce new service and product offerings in a timely and cost effective basis;
- work stoppages caused by labor disputes;
- restrictions imposed under various credit facilities and debt instruments;
- the Company's ability to attract and retain highly qualified employees; and
- the Company's ability to access capital markets and the successful execution of restructuring initiatives.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk Management

The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings, cash flows, and the fair market value of certain assets and liabilities, while maintaining low overall borrowing costs.

Because the Company is exposed to the impact of interest rate fluctuations, primarily in the form of variable rate borrowings from its credit facility and changes in current rates compared to that of its fixed rate debt, the Company sometimes employs derivative financial instruments to manage its exposure to these fluctuations and its total interest expense over time. The Company does not hold or issue derivative financial instruments for trading purposes or enter into transactions for speculative purposes.

Interest rate swap agreements, a particular type of derivative financial instrument, involve the exchange of fixed and variable rate interest payments between the Company and its counterparties in the transactions and do not represent an actual exchange of the notional amounts between the parties. Because the notional amounts are not exchanged, the notional amounts of these agreements are not indicative of the Company's exposure resulting from these derivatives. The amounts to be exchanged between the parties are primarily the net result of the fixed and variable rate percentages to be charged on the swap's notional amount.

The Company has entered into a series of fixed-to-variable interest rate swaps with total notional amounts of $450 million that qualify for fair value hedge accounting. Fair value hedges offset changes in the fair value of underlying assets and liabilities. The Company's interest rate swaps at December 31, 2007 and 2006 are recorded at their fair value, and the carrying values of the underlying liabilities hedged (the 7% Notes and 8⅜% Notes) are adjusted by the same corresponding value in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The fair value of the interest rate swap contracts was an asset of $2.9 million and a liability of $13.5 million at December 31, 2007 and 2006, respectively. A hypothetical 10% change in market interest rates at December 31, 2007 and 2006 would change the fair value of the interest rate swap contracts by approximately $12 million and $13 million, respectively.

The following table sets forth the face amounts, maturity dates, and average interest rates for the fixed and variable-rate debt, excluding capital leases, net unamortized premiums, and the fair value of the interest rate swaps held by the Company at December 31, 2007:

(dollars in millions)	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Fixed-rate debt:	$0.2	$0.1	—	—	—	$1,635.5	$1,635.8	$1,583.8
Average interest rate on fixed-rate debt	4.3%	4.3%	—	—	—	7.6%	7.6%	—
Variable-rate debt:	$4.0	$4.0	$59.0	$97.0	$177.0	—	$ 341.0	$ 335.1
Average interest rate on variable-rate debt (1)	6.8%	6.8%	7.3%	6.8%	6.4%	—	6.7%	—

(1) Based on the average rate in effect during 2007.

At December 31, 2006, the carrying value and fair value of fixed-rate debt was $1,667.7 million and $1,708.6 million, respectively. At December 31, 2006, both the carrying value and fair value of variable-rate debt were $395.0 million. Including the impact of the $450 million notional amounts of interest rate swap agreements, approximately 60% of the Company's indebtedness was based on fixed interest rates at December 31, 2007 and 2006, respectively.

Item 8. Financial Statements and Supplementary Schedules

Index to Consolidated Financial Statements

Financial statement schedules other than those listed above have been omitted because the required information is contained in the financial statements and notes thereto, or because such schedules are not required or applicable.

Form 10-K

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Cincinnati Bell Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a — 15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on this assessment, management has concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report included herein.

February 26, 2008

/s/ John F. Cassidy
John F. Cassidy
President and Chief Executive Officer

/s/ Brian A. Ross
Brian A. Ross
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Cincinnati Bell Inc.

We have audited the internal control over financial reporting of Cincinnati Bell Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 26, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the Company's adoption of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, elected application effective January 1, 2006, FASB Statement No. 123(R), *Share-Based Payment*, effective January 1, 2006, FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, effective December 31, 2006, and the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, effective January 1, 2007.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Cincinnati Bell Inc.

We have audited the accompanying consolidated balance sheets of Cincinnati Bell Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareowners' equity (deficit) and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule (Schedule II). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Bell Inc. at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, effective January 1, 2006, the Company elected application of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123(R), *Share-Based Payment*. As discussed in Note 9 to the consolidated financial statements, the Company adopted the provisions of FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, effective December 31, 2006. As discussed in Note 13 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, effective January 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 26, 2008

Cincinnati Bell Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions of Dollars, Except Per Share Amounts)

	Year Ended December 31,		
	2007	2006	2005
Revenue			
Services	$1,155.4	$1,100.2	$1,076.9
Products	193.2	169.9	132.7
Total revenue	1,348.6	1,270.1	1,209.6
Costs and expenses			
Cost of services	408.5	384.8	363.5
Cost of products sold	201.2	183.5	148.8
Selling, general and administrative	265.9	244.2	221.0
Depreciation	147.1	138.6	174.7
Amortization	3.7	4.4	—
Shareholder claim settlement	—	6.3	—
Restructuring charges	39.8	3.4	1.1
Asset impairments and other charges	—	—	41.7
Gain on sale of broadband assets	—	(7.6)	—
Total operating costs and expenses	1,066.2	957.6	950.8
Operating income	282.4	312.5	258.8
Minority interest income	—	(0.5)	(11.0)
Interest expense	154.9	162.1	184.4
Loss on extinguishment of debt	0.7	0.1	99.8
Other income, net	(3.1)	(3.8)	(4.2)
Income (loss) before income taxes	129.9	154.6	(10.2)
Income tax expense	56.7	68.3	54.3
Net income (loss)	73.2	86.3	(64.5)
Preferred stock dividends	10.4	10.4	10.4
Net income (loss) applicable to common shareowners	$ 62.8	$ 75.9	$ (74.9)
Basic earnings (loss) per common share	$ 0.25	$ 0.31	$ (0.30)
Diluted earnings (loss) per common share	$ 0.24	$ 0.30	$ (0.30)
Weighted average common shares outstanding (millions)			
Basic	247.4	246.8	245.9
Diluted	256.8	253.3	245.9

The accompanying notes are an integral part of the consolidated financial statements.

Cincinnati Bell Inc.
CONSOLIDATED BALANCE SHEETS
(Millions of Dollars, Except Share Amounts)

	As of December 31, 2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 26.1	$ 79.4
Receivables, less allowances of $17.1 and $15.2	176.5	161.9
Inventory, materials and supplies	31.2	24.9
Deferred income tax benefits, net	72.8	63.3
Prepaid expenses and other current assets	11.1	17.9
Total current assets	317.7	347.4
Property, plant and equipment, net	933.7	818.8
Goodwill	62.4	53.3
Intangible assets, net	121.2	112.9
Deferred income tax benefits, net	523.4	631.4
Other noncurrent assets	61.2	50.0
Total assets	$ 2,019.6	$ 2,013.8
Liabilities and Shareowners' Deficit		
Current liabilities		
Current portion of long-term debt	$ 7.8	$ 7.3
Accounts payable	105.5	74.1
Current portion of unearned revenue and customer deposits	47.4	42.9
Accrued taxes	15.2	52.8
Accrued interest	49.4	52.1
Accrued payroll and benefits	44.8	43.8
Other current liabilities	47.5	45.9
Total current liabilities	317.6	318.9
Long-term debt, less current portion	2,001.9	2,065.9
Accrued pension and postretirement benefits	291.7	359.6
Other noncurrent liabilities	76.0	61.0
Total liabilities	2,687.2	2,805.4
Commitments and contingencies		
Shareowners' deficit		
Preferred Stock 2,357,299 shares authorized; 155,250 (3,105,000 depositary shares) of 6¾% Cumulative Convertible Preferred Stock issued and outstanding at December 31, 2007 and 2006; liquidation preference $1,000 per share ($50 per depositary share)	129.4	129.4
Common shares, $.01 par value; 480,000,000 shares authorized; 256,652,787 and 255,669,983 shares issued; 248,357,332 and 247,471,538 outstanding at December 31, 2007 and 2006	2.6	2.6
Additional paid-in capital	2,922.7	2,924.9
Accumulated deficit	(3,459.1)	(3,527.2)
Accumulated other comprehensive loss	(115.9)	(174.5)
Common shares in treasury, at cost: 8,295,455 and 8,198,445 shares at December 31, 2007 and 2006	(147.3)	(146.8)
Total shareowners' deficit	(667.6)	(791.6)
Total liabilities and shareowners' deficit	$ 2,019.6	$ 2,013.8

The accompanying notes are an integral part of the consolidated financial statements.

Cincinnati Bell Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of Dollars)

	Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities			
Net income (loss)	$ 73.2	$ 86.3	$ (64.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation	147.1	138.6	174.7
Amortization	3.7	4.4	—
Gain on sale of broadband assets	—	(7.6)	—
Asset impairments and other charges	—	—	41.7
Loss on extinguishment of debt	0.7	0.1	99.8
Provision for loss on receivables	15.2	14.0	14.3
Noncash interest expense	5.0	4.9	22.4
Minority interest income	—	(0.5)	(11.0)
Deferred income tax expense, including valuation allowance change	51.7	62.4	52.5
Pension and other postretirement expense in excess of payments	19.2	28.1	32.3
Other, net	4.0	(2.1)	(0.1)
Changes in operating assets and liabilities, net of effect of acquisitions			
Increase in receivables	(27.8)	(15.0)	(33.5)
Increase in inventory, materials, supplies, prepaids and other current assets	(7.3)	(6.2)	(2.1)
Increase in accounts payable	19.8	4.1	10.9
Increase (decrease) in accrued and other current liabilities	(28.7)	23.3	(13.4)
Decrease (increase) in other long-term assets	(0.7)	0.5	(3.2)
Increase (decrease) in other long-term liabilities	33.7	(0.6)	1.5
Net cash provided by operating activities	308.8	334.7	322.3
Cash flows from investing activities			
Capital expenditures	(233.8)	(151.3)	(143.0)
Acquisitions of businesses and remaining minority interest in CBW	(23.6)	(86.7)	—
Purchase and deposit — wireless licenses	(4.4)	(37.1)	—
Proceeds from sale of investment	—	5.7	—
Proceeds from sale of broadband assets	—	4.7	—
Other, net	(1.7)	4.7	0.3
Net cash used in investing activities	(263.5)	(260.0)	(142.7)
Cash flows from financing activities			
Issuance of long-term debt	75.6	—	752.1
Increase in corporate credit facility, net	55.0	—	—
Repayment of debt	(219.1)	(13.3)	(903.3)
Debt issuance costs and consent fees	(1.3)	—	(21.9)
Issuance of common shares — exercise of stock options	2.5	1.9	2.5
Preferred stock dividends	(10.4)	(10.4)	(10.4)
Other	(0.9)	0.8	2.2
Net cash used in financing activities	(98.6)	(21.0)	(178.8)
Net increase (decrease) in cash and cash equivalents	(53.3)	53.7	0.8
Cash and cash equivalents at beginning of year	79.4	25.7	24.9
Cash and cash equivalents at end of year	$ 26.1	$ 79.4	$ 25.7

The accompanying notes are an integral part of the consolidated financial statements.

Cincinnati Bell Inc.
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(in Millions)

	6¾% Cumulative Convertible Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Shares		Total
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance at December 31, 2004	3.1	$129.4	253.3	$2.5	$2,934.5	$(3,540.0)	$ (5.5)	(7.9)	$(145.4)	$(624.5)
Net loss	—	—	—	—	—	(64.5)	—	—	—	(64.5)
Additional minimum pension liability adjustment, net of taxes of $24.6	—	—	—	—	—	—	(44.1)	—	—	(44.1)
Comprehensive loss										(108.6)
Shares issued under employee plans and other	—	—	1.7	0.1	4.0	—	—	—	(0.1)	4.0
Stock-based compensation	—	—	—	—	1.8	—	—	—	—	1.8
Dividends on 6¾% preferred stock	—	—	—	—	(10.4)	—	—	—	—	(10.4)
Balance at December 31, 2005	3.1	129.4	255.0	2.6	2,929.9	(3,604.5)	(49.6)	(7.9)	(145.5)	(737.7)
Adjustment to opening accumulated deficit, net of taxes of $5.2	—	—	—	—	—	(9.0)	—	—	—	(9.0)
Net income	—	—	—	—	—	86.3	—	—	—	86.3
Additional minimum pension liability adjustment, net of taxes of $(1.4)	—	—	—	—	—	—	2.2	—	—	2.2
Comprehensive income										88.5
Shares issued (purchased) under employee plans and other	—	—	0.7	—	2.1	—	—	(0.3)	(1.3)	0.8
Stock-based compensation	—	—	—	—	2.5	—	—	—	—	2.5
Dividends on 6¾% preferred stock	—	—	—	—	(10.4)	—	—	—	—	(10.4)
Adjustment to initially apply SFAS No. 158, net of taxes of $73.3	—	—	—	—	—	—	(127.1)	—	—	(127.1)
Other	—	—	—	—	0.8	—	—	—	—	0.8
Balance at December 31, 2006	3.1	129.4	255.7	2.6	2,924.9	(3,527.2)	(174.5)	(8.2)	(146.8)	(791.6)
Adjustment to opening accumulated deficit	—	—	—	—	—	(5.1)	—	—	—	(5.1)
Net income	—	—	—	—	—	73.2	—	—	—	73.2
Amortization of pension and postretirement costs, net of taxes of ($7.0)	—	—	—	—	—	—	12.2	—	—	12.2
Remeasurement of pension and postretirement liabilities and other, net of taxes of ($27.1)	—	—	—	—	—	—	46.4	—	—	46.4
Comprehensive income										131.8
Shares issued (purchased) under employee plans and other	—	—	1.0	—	2.1	—	—	(0.1)	(0.5)	1.6
Stock-based compensation	—	—	—	—	6.1	—	—	—	—	6.1
Dividends on 6¾% preferred stock	—	—	—	—	(10.4)	—	—	—	—	(10.4)
Balance at December 31, 2007	3.1	$129.4	256.7	$2.6	$2,922.7	$(3,459.1)	$(115.9)	(8.3)	$(147.3)	$(667.6)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

Description of Business — Cincinnati Bell Inc. and its consolidated subsidiaries (the "Company") provides diversified telecommunications services through businesses in three segments: Wireline, Wireless and Technology Solutions. See Note 15 for information on changes to the Company's reportable segments.

The Company generates substantially all of its revenue by serving customers in the Greater Cincinnati and Dayton, Ohio areas. An economic downturn or natural disaster occurring in this limited operating territory could have a disproportionate effect on the Company's business, financial condition, results of operations and cash flows compared to similar companies of a national scope and similar companies operating in different geographic areas.

Additionally, because approximately 40% of the Company's workforce is party to collective bargaining agreements, which expire in May 2008, a dispute or failed renegotiation of the collective bargaining agreements could have a material adverse effect on the business. On January 31, 2008, the Company and the Communication Workers of America ("CWA") reached a tentative agreement on a new labor contract. The new agreement is subject to ratification by the local CWA membership.

Basis of Presentation — The consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the current year classifications.

Basis of Consolidation — The consolidated financial statements include the consolidated accounts of Cincinnati Bell Inc. and its majority-owned subsidiaries over which it exercises control. Intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Use of Estimates — Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Cash Equivalents — Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less.

Accounts Receivables — Accounts receivables consist principally of trade receivables from customers and are generally unsecured and due within 30 days. Unbilled receivables arise from services rendered but not yet billed. As of December 31, 2007 and 2006, unbilled receivables totaled $28.9 million and $25.3 million, respectively. Expected credit losses related to trade receivables are recorded as an allowance for uncollectible accounts in the Consolidated Balance Sheets. The Company establishes the allowances for uncollectible accounts using percentages of aged accounts receivable balances to reflect the historical average of credit losses as well as specific provisions for certain identifiable, potentially uncollectible balances. When internal collection efforts on accounts have been exhausted, the accounts are written off by reducing the allowance for uncollectible accounts.

Inventory, Materials, and Supplies — Inventory, materials, and supplies consists of wireless handsets, wireline network components, various telephony and IT equipment to be sold to customers, maintenance inventories, and other materials and supplies, which are carried at the lower of average cost or market.

Property, Plant and Equipment — Property, plant and equipment is stated at original cost and presented net of accumulated depreciation and impairment charges. Most of the Wireline network property, plant and equipment used to generate its voice and data revenue is depreciated using the group method, which develops a depreciation rate (annually) based on the average useful life of a specific group of assets rather than for each individual asset as would be utilized under the unit method. The estimated life of the group changes as the composition of the group of assets and their related lives change. Provision for depreciation of other property, plant and equipment, other than leasehold improvements, is based on the straight-line method over the estimated economic useful life. Depreciation of leasehold improvements is based on a straight-line method over the lesser of the economic useful life or term of the lease, including option renewal periods if renewal of the lease is reasonably assured.

Additions and improvements, including interest and certain labor costs incurred during a construction period, are capitalized, while expenditures that do not enhance the asset or extend its useful life are charged to operating expenses as incurred. Capitalized interest for 2007, 2006, and 2005 was $3.6 million, $1.0 million, and $0.6 million, respectively. The increase in 2007 relates to capitalized interest during the construction of the Company's third generation ("3G") wireless network and new data center facilities.

The Company records the fair value of a legal liability for an asset retirement obligation in the period it is incurred. The removal cost is initially capitalized and depreciated over the remaining life of the underlying asset. The associated liability is accreted to its present value each period. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as income or loss on disposition.

Goodwill and Indefinite-Lived Intangible Assets — Goodwill represents the excess of the purchase price consideration over the fair value of assets acquired recorded in connection with purchase business combinations. Indefinite-lived intangible assets consist of Federal Communications Commission ("FCC") licenses for wireless spectrum and trademarks of the Wireless segment. The Company may renew the wireless licenses in a routine manner every ten years for a nominal fee, provided the Company continues to meet the service and geographic coverage provisions required by the FCC.

Goodwill and intangible assets not subject to amortization are tested for impairment annually, or when events or changes in circumstances indicate that the asset might be impaired. The impairment test for goodwill involves comparing the estimated fair value of the reporting unit based on discounted future cash flows to the unit's carrying value. The impairment test for indefinite-lived intangibles consists of comparing the estimated fair value of the intangible asset to its carrying value. For each intangible tested, the carrying values were lower than the estimated fair values, and no impairment charges were recorded in 2007, 2006, and 2005.

Long-Lived Assets, Other than Goodwill and Indefinite-Lived Intangibles — The Company reviews the carrying value of long-lived assets, other than goodwill and indefinite-lived intangible assets discussed above, when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when the estimated future undiscounted cash flows expected to result from the use of an asset (or group of assets) and its eventual disposition are less than the carrying amount. An impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value.

From 2003 through June 2006, the Company transitioned its wireless customers from its legacy Time Division Multiple Access ("TDMA") network to its Global System for Mobile Communications ("GSM") network. Although the Company had shortened the useful lives of the TDMA equipment to December 31, 2006, the Company incurred charges of $42.3 million to write down the recorded value of TDMA assets that were retired in 2005 and TDMA assets that could no longer support their recorded value. These charges were included in "Asset impairments and other charges" in the Consolidated Statement of Operations. The Company wrote down the assets to fair value, which was calculated based on the appraised amount at which the assets could be sold in a current transaction between willing parties.

Investments — The Company has certain investments that do not have readily determinable fair market values. Investments over which the Company exercises significant influence are recorded under the equity method. The Company had no equity method investments at December 31, 2007, and had equity method investments with a carrying value of $0.6 million at December 31, 2006. Investments in which the Company owns less than 20% and cannot exercise significant influence over the investee operations are recorded at cost. The carrying value of these investments was approximately $2.3 million and $1.8 million as of December 31, 2007 and 2006, respectively. Investments are reviewed annually for impairment. If the carrying value of the investment exceeds its estimated fair value and the decline in value is determined to be other-than-temporary, an impairment loss is recognized for the difference. The Company estimates fair value using external information and discounted cash flow analyses. In 2007, the Company received a one-time dividend of $1.9 million from a cost investment. During 2006, the Company sold a cost investment and recorded a gain of $3.2 million. These gains are included in "Other income, net" in the Consolidated Statements of Operations.

Revenue Recognition — The Company adheres to sales recognition principles described in Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," issued by the SEC. Under SAB No. 104, sales are recognized when there is persuasive evidence of a sale arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Service revenue — The Company recognizes service revenue as services are provided. Revenue from local telephone and special access services, which are billed monthly prior to performance of service, and from prepaid wireless service, which is collected in advance, is not recognized upon billing or cash receipt but rather is deferred until the service is provided. Postpaid wireless, long distance, switched access, reciprocal compensation, and data and Internet product services are billed monthly in arrears. The Company bills service revenue in regular monthly cycles, which are spread throughout the days of the month. As the day of each billing cycle rarely coincides with the end of the Company's reporting period for usage-based services such as postpaid wireless, long distance, and switched access, the Company must estimate service revenues earned but not yet billed. The Company bases its estimates upon historical usage and adjusts these estimates during the period in which the Company can determine actual usage, typically in the following reporting period.

Initial billings for Wireline service connection and activation are deferred and amortized into revenue on a straight-line basis over the average customer life. The associated connection and activation costs, to the extent of the upfront fees, are also deferred and amortized on a straight-line basis over the average customer life.

Data center services are also recognized as service is provided. Agreements with data center customers require certain levels of service or performance. Although the occurrence is rare, if the Company fails to meet these levels, customers may be able to receive service credits for their accounts. The Company records these credits against revenue when an event occurs that gives rise to such credits. In multi-year data center arrangements with increasing or decreasing monthly billings, revenues are recognized on a straight-line basis. Revenue for leased data center assets is also recognized on a straight-line basis over the contract term.

Technology Solutions professional services, including product installations, are recognized as the service is provided. Technology Solutions also provides maintenance services on telephony equipment under one to four year contract terms. This revenue is accounted for under Financial Accounting Standards Board ("FASB") Technical Bulletin No. 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts," and is deferred and recognized ratably over the term of the underlying customer contract.

Products — The Company recognizes equipment revenue upon the completion of contractual obligations, such as shipment, delivery, installation, or customer acceptance. Wireless handset revenue and the related activation revenue are recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Wireless equipment costs are also recognized upon handset sale, and are in excess of the related handset and activation revenue. The Company is a reseller of IT and telephony equipment and considers the criteria of Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," when recording revenue, such as title transfer, risk of product loss, and collection risk. Based on this guidance, these equipment revenues and associated costs have generally been recorded on a gross basis, rather than recording the revenues net of the associated costs. The Company benefits from vendor rebate plans, particularly rebates on hardware sold by Technology Solutions. The Company recognizes the rebates as an offset to costs of products sold upon sale of the related equipment to the customer.

With respect to arrangements with multiple deliverables, the Company follows the guidance in EITF 00-21, "Revenue Arrangements with Multiple Deliverables," to determine whether more than one unit of accounting exists in an arrangement. To the extent that the deliverables are separable into multiple units of accounting, total consideration is allocated to the individual units of accounting based on their relative fair value, determined by the price of each deliverable when it is regularly sold on a stand-alone basis. Revenue is recognized for each unit of accounting as delivered or as service is performed depending on the nature of the deliverable comprising the unit of accounting.

The Company is a reseller of IT equipment, such as servers and routers, and often is contracted to install the IT equipment that it sells. The revenue recognition guidance in Statement of Position ("SOP") 97-2, "Software Revenue Recognition," is applied, which requires vendor specific objective evidence ("VSOE") in order to recognize the IT equipment separate from the installation. The Company both sells IT equipment without the installation service, and provides installation services without the IT equipment, and as such, has VSOE that permits the separation of the IT equipment from the installation services. The Company recognizes the IT equipment upon completion of its contractual obligations, generally upon delivery of the IT equipment to the customer, and recognizes installation service revenue upon completion of the installation.

Pricing of local services is generally subject to oversight by both state and federal regulatory commissions. Such regulation also covers services, competition, and other public policy issues. Various regulatory rulings and interpretations could result in increases or decreases to revenue in future periods.

Advertising — Costs related to advertising are expensed as incurred and amounted to $26.4 million, $25.9 million, and $26.2 million in 2007, 2006, and 2005, respectively.

Legal Expenses — Legal costs incurred in connection with loss contingencies are expensed as incurred.

Income and Operating Taxes — The income tax provision consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods. Deferred investment tax credits are being amortized as a reduction of the provision for income taxes over the estimated useful lives of the related property, plant and equipment. At December 31, 2007, the Company has $596.2 million of deferred tax assets. The ultimate realization of the deferred income tax assets depends upon the Company's ability to generate future taxable income during the periods in which basis differences and other deductions become deductible and prior to the expiration of the net operating loss carryforwards. The Company's previous tax filings are subject to normal reviews by regulatory agencies until the related statute of limitations expires.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $5.1 million increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 accumulated deficit balance. After recognizing the impact from the adoption of FIN 48, the Company had a $14.7 million liability recorded for unrecognized tax benefits as of January 1, 2007. At December 31, 2007, the Company has a $14.8 million liability recorded for unrecognized tax benefits. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $14.5 million. The Company does not currently anticipate that the amount of unrecognized tax benefits will change significantly over the next year. Refer to Note 13 of the Consolidated Financial Statements for further discussion related to income taxes.

The Company incurs certain operating taxes that are reported as expenses in operating income, such as property, sales, use, and gross receipts taxes. These taxes are not included in income tax expense because the amounts to be paid are not dependent on the level of income generated by the Company. The Company also records expense against operating income for the establishment of liabilities related to certain operating tax audit exposures. These liabilities are established based on the Company's assessment of the probability of payment. Upon resolution of audit, any remaining liability not paid is released and increases operating income.

The Company also incurs federal regulatory taxes on certain revenue producing transactions. The Company is permitted to recover certain of these taxes by billing the customer; however, collections cannot exceed the amount due to the federal regulatory agency. These federal regulatory taxes are presented in sales and cost of services on a gross basis because, while the Company is required to pay the tax, it is not required to collect the tax from customers and in fact, does not collect the tax from customers in certain instances. The amount recorded as revenue for 2007, 2006, and 2005 was $17.3 million, $15.3 million and $15.6 million, respectively. The amount expensed for 2007, 2006 and 2005 was $18.2 million, $20.0 million and $16.0 million, respectively. The Company records all other taxes collected from customers on a net basis.

Stock-Based Compensation — In accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," the Company values all share-based payments to employees, including grants of employee stock options, at fair value on the date of grant and expenses this amount over the applicable vesting period. The Company adopted SFAS No. 123(R) on January 1, 2006 using the modified prospective application method, therefore prior periods were not restated. Under this method, SFAS No. 123(R) applies to new awards, awards modified, repurchased, or cancelled after January 1, 2006 and any unvested awards at that date. All outstanding stock option awards as of December 31, 2005 were fully vested and had no impact on the Company's results of operations for 2006 or 2007. Prior to 2006, the Company recorded stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

The fair value of stock options is determined using the Black-Scholes option-pricing model using assumptions such as volatility, risk-free interest rate, holding period and dividends. The fair value of stock awards is based on the Company's share price on the date of grant. For all share-based payments, an assumption is also made for the estimated forfeiture rate based on the historical behavior of employees. The forfeiture rate reduces the total fair value of the awards to be recognized as compensation expense. The Company's policy for graded vesting awards is to recognize compensation expense on a straight-line basis over the vesting period. Refer to Note 14 of the Consolidated Financial Statements for further discussion related to stock-based compensation.

The following table illustrates the effect on net loss and basic and diluted loss per share if the Company had applied the provisions of SFAS No. 123(R) to stock-based compensation in 2005.

(dollars in millions except per share amounts)		Year Ended December 31, 2005
Net loss as reported		$(64.5)
Add: Stock-based compensation expense included in reported net loss, net of related tax benefits		1.1
Deduct: Stock-based compensation expense determined under fair value method, net of related tax benefits		(7.6)
Pro forma net loss		$(71.0)
Basic loss per share:	As reported	$(0.30)
	Pro forma	(0.33)
Diluted loss per share:	As reported	(0.30)
	Pro forma	(0.33)

Accounting for Termination Benefits — The Company has written severance plans covering both its management and union employees and, as such, accrues probable and estimable employee separation liabilities in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits, an Amendment of FASB Statements No. 5 and 43." These liabilities are based on the Company's historical experience of severance, historical costs associated with severance, and management's expectation of future severance.

The Company accrues for special termination benefits upon acceptance by an employee of any voluntary termination offer in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." Also, the Company considers whether employee terminations give rise to a pension and postretirement curtailment charge under SFAS No. 88. The Company's policy is that terminations in a calendar year involving 10% or more of the plan service years result in a curtailment of the pension or postretirement plan.

See Note 3 of the Consolidated Financial Statements for further discussion of the Company's restructuring plans.

Derivative Financial Instruments — The Company is exposed to the impact of interest rate fluctuations on its indebtedness. The Company employs derivative financial instruments to manage its balance of fixed rate and variable rate indebtedness. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Interest rate swap agreements, a particular type of derivative financial instrument, involve the exchange of fixed and variable rate interest payments and do not represent an actual exchange of the notional amounts between the parties. The Company has entered into a series of interest rate swaps with total notional amounts of $450 million that qualify as fair value hedges. Fair value hedges offset changes in the fair value of underlying assets and liabilities. The interest rate swaps are recorded at their fair values and the carrying value of the underlying hedged indebtedness is adjusted by the same corresponding value in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Recently Issued Accounting Standards

SFAS No. 157, "Fair Value Measurements," was issued in September 2006. The objective of the Statement is to define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements. As it relates to financial assets and liabilities, SFAS No. 157 will be effective for interim and annual reporting periods beginning after November 15, 2007. Per FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157," implementation of SFAS No. 157 to non-financial assets and liabilities will be effective for interim and annual reporting periods beginning after November 15, 2008. The Company expects the impact of SFAS No. 157 on financial assets and liabilities will be immaterial to its Consolidated Financial Statements. The Company has not yet assessed the impact of this Statement related to non-financial assets and liabilities on its Consolidated Financial Statements.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," was issued in February 2007. The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 will be effective for the first fiscal year that begins after November 15, 2007. The Company does not expect to implement the alternative treatment afforded by SFAS No. 159.

SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51," was issued in December 2007. SFAS No. 160 clarifies the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. Under SFAS No. 160, noncontrolling interests are considered equity and should be reported as an element of consolidated equity, net income will encompass the total income of all consolidated subsidiaries, and there will be separate disclosure on the face of the income statement of the attribution of income between the controlling and noncontrolling interests, and increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions. SFAS No. 160 will be effective for the first fiscal year beginning on or after December 15, 2008, and earlier application is prohibited. SFAS No. 160 is required to be adopted prospectively, except for reclassifying noncontrolling interests to equity, separate from the parent's shareholders' equity, in the consolidated statement of financial position and recasting consolidated net income (loss) to include net income (loss) attributable to both the controlling and noncontrolling interests, both of which are required to be adopted retrospectively. The Company has not yet assessed the impact of this Statement on the Company's financial statements.

SFAS No. 141(R), "Business Combinations," was issued in December 2007. SFAS No. 141(R) requires that upon initially obtaining control, an acquirer will recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be presented at fair value at the acquisition date and included on that basis in the purchase price consideration and transaction costs will be expensed as incurred. SFAS No. 141(R) also modifies the recognition for preacquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. SFAS No. 141(R) amends SFAS No. 109, "Accounting for Income Taxes," to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS No. 141(R) is effective for the first fiscal year beginning after December 15, 2008. The Company has not yet assessed the impact of this statement on the Company's financial statements.

2. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share ("EPS") is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if common stock equivalents were exercised, but only to the extent that they are considered dilutive to the Company's diluted EPS. The following table is a reconciliation of the numerators and denominators of the basic and diluted EPS computations:

	Year Ended December 31,		
(in millions, except per share amounts)	2007	2006	2005
Numerator:			
Net income (loss)	$ 73.2	$ 86.3	$ (64.5)
Preferred stock dividends	10.4	10.4	10.4
Numerator for basic and diluted EPS	$ 62.8	$ 75.9	$ (74.9)
Denominator:			
Denominator for basic EPS — weighted average common shares outstanding	247.4	246.8	245.9
Warrants	7.1	5.1	—
Stock-based compensation arrangements	2.3	1.4	—
Denominator for diluted EPS	256.8	253.3	245.9
Basic earnings (loss) per common share	$ 0.25	$ 0.31	$ (0.30)
Diluted earnings (loss) per common share	$ 0.24	$ 0.30	$ (0.30)
Potentially issuable common shares excluded from denominator for diluted EPS due to anti-dilutive effect	36.5	37.7	45.0

3. Restructuring Charges

2007 Restructurings

In the fourth quarter of 2007, the Company announced a restructuring plan to reduce costs and increase operational efficiencies. As a result, the Company incurred a restructuring charge of $37.5 million, composed of the following:

- Special termination pension and postretirement benefit of $8.2 million — The Company offered and, by December 31, 2007, 105 management employees accepted special termination benefits totaling $12 million. The Company determined that $8.2 million of these benefits have been earned through December 31, 2007 under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and this amount was therefore accrued as of December 31, 2007. Remaining termination benefits are subject to future service requirements as determined by the Company and will be amortized to expense over the future service period. The Company estimates these amounts to be approximately $2.6 million in 2008 and $1.2 million in 2009. See Note 9 to the Consolidated Financial Statements for further discussion of the special termination benefits.
- Employee separation costs of $22.9 million — This represents severance costs for employees over the next five years that are primarily related to the Company's need to downsize its Wireline operations to conform to the decreased access lines being served by the Company. These costs were recorded in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits, an Amendment of FASB Statements No. 5 and 43," as the Company has probable and estimable liabilities under its written severance plans.
- Pension and postretirement curtailment charge of $6.4 million — Management terminations contemplated above represent approximately 10% of the plan service years for the management pension plan and 15% of the plan service years for the management postretirement benefits plan, resulting in a pension and postretirement plans curtailment charge of $6.4 million. See Note 9 to the Consolidated Financial Statements for further discussion relating to the curtailment charge.

The restructuring expense was associated with the Wireline segment for $34.0 million, Wireless for $2.1 million, Technology Solutions for $1.0 million, and Corporate for $0.4 million. At December 31, 2007, $4.5 million of the reserve related to employee separation was included in "Other current liabilities," and $18.4 million was included in "Other noncurrent liabilities" in the Consolidated Balance Sheet. The special termination benefits and curtailment charges are included in "Accrued pension and postretirement benefits" in the Consolidated Balance Sheet at December 31, 2007.

In the first quarter of 2007, the Company incurred employee separation expense of $2.4 million related to the outsourcing of certain accounting functions and the reduction in workforce of various other administrative functions. All of the expense was associated with the Wireline segment and significantly all of it will be paid by the end of 2008. At December 31, 2007, $0.4 million of the reserve was included in "Other current liabilities," and $0.1 million was included in "Other noncurrent liabilities" in the Consolidated Balance Sheet. The following table illustrates the activity in this reserve for 2007:

Type of costs (dollars in millions)	Initial Charge	Utilizations	Balance December 31, 2007
Employee separation obligations	$2.4	$(1.9)	$0.5

2006 Restructuring

In September 2006, the Company incurred employee separation expense of $3.0 million related to the outsourcing of certain supply chain functions to improve operating efficiencies. Substantially all of the expense was associated with the Wireline segment and will be fully paid by the end of 2008. At December 31, 2007, the reserve balance of $0.4 million was included in "Other current liabilities" in the Consolidated Balance Sheet. At December 31, 2006, $1.5 million of the reserve balance was included in "Other current liabilities" and $0.4 million was included in "Other noncurrent liabilities" in the Consolidated Balance Sheet.

The following table illustrates the activity in this reserve through December 31, 2007:

Type of costs (dollars in millions)	Initial Charge	Utilizations	Balance December 31, 2006	Income	Utilizations	Balance December 31, 2007
Employee separation obligations	$3.0	$(1.1)	$1.9	$(0.3)	$(1.2)	$0.4

2005 Restructuring

In late 2005, the Company incurred employee separation expense of $1.6 million related to the outsourcing of its directory assistance services. Substantially all of the expense was associated with the Wireline segment. The restructuring reserve balance of $0.1 million was included in "Other current liabilities" in the Consolidated Balance Sheet at December 31, 2006.

The following table illustrates the activity in this reserve through December 31, 2007:

Type of costs (dollars in millions)	Initial Charge	Utilizations	Balance December 31, 2005	Income	Utilizations	Balance December 31, 2006	Utilizations	Balance December 31, 2007
Employee separation obligations	$1.6	$(0.1)	$1.5	$(0.2)	$(1.2)	$0.1	$(0.1)	$—

2001 Restructuring

In 2001, the Company adopted a restructuring plan which included initiatives to consolidate data centers, reduce the Company's expense structure, exit the network construction business, eliminate other non-strategic operations and merge the digital subscriber line ("DSL") and certain dial-up Internet operations into the Company's other operations. Impairment charges of $148.1 million and restructuring costs of $84.2 million were recorded in 2001 related to these initiatives. The cumulative restructuring charges incurred through December 31, 2007 for this plan total $95.0 million, composed of $72.2 million related to lease and other contract terminations, $22.4 million for employee separations, and $0.4 million for other exit costs. The Company completed the plan prior to 2003, except for certain lease obligations, which are expected to continue through 2015. Including amounts incurred to date, lease and other contract termination amounts are expected to total approximately $73.2 million.

The following table illustrates the activity in this reserve from December 31, 2004 through December 31, 2007:

Type of costs (dollars in millions)	Balance December 31, 2004	Income	Utilizations	Balance December 31, 2005	Expense	Utilizations	Balance December 31, 2006
Terminate contractual obligations	$10.1	$(0.5)	$(1.4)	$8.2	$0.6	$(1.6)	$7.2

Type of costs (dollars in millions)	Balance December 31, 2006	Expense	Utilizations	Balance December 31, 2007
Terminate contractual obligations	$7.2	$0.3	$(1.3)	$6.2

At December 31, 2007 and 2006, $1.3 million and $1.4 million, respectively, of the restructuring reserve balance was included in "Other current liabilities" in the Consolidated Balance Sheets. At December 31, 2007 and 2006, $4.9 million and $5.8 million, respectively, of the restructuring reserve balance was included in "Other noncurrent liabilities" in the Consolidated Balance Sheets.

4. Property, Plant and Equipment

Property, plant and equipment is comprised of the following:

(dollars in millions)	December 31, 2007	December 31, 2006	Depreciable Lives (Years)
Land and rights-of-way	$ 5.8	$ 5.7	20-Indefinite
Buildings and leasehold improvements	272.2	220.0	2-40
Telephone plant	2,245.9	2,148.8	2-50
Computer and telecommunications equipment	64.4	56.8	3-15
Furniture, fixtures, vehicles, and other	141.7	130.2	3-10
Construction in process	78.5	25.0	n/a
Gross value	2,808.5	2,586.5	
Accumulated depreciation	(1,874.8)	(1,767.7)	
	$ 933.7	$ 818.8	

Gross property, plant and equipment includes $38.3 million and $32.3 million of assets accounted for as capital leases as of December 31, 2007 and 2006, respectively. These assets are included in the captions "Building and leasehold improvements," "Computer and telecommunications equipment," and "Furniture, fixtures, vehicles, and other." Amortization of capital leases is included in "Depreciation" in the Consolidated Statements of Operations. Approximately 82%, 83%, and 90% of "Depreciation," as presented in the Consolidated Statements of Operations in 2007, 2006 and 2005, respectively, was associated with the cost of providing services and products.

To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company is building a 3G network to deploy on the AWS spectrum purchased in 2006. As a result, lives of certain GSM assets were shortened in the fourth quarter of 2006 and depreciation was accelerated based on the new useful life. The increase in depreciation due to this acceleration was approximately $1.3 million in the fourth quarter of 2006 and $5.2 million in 2007.

In 2003, the Company shortened the estimated remaining economic useful life of its legacy TDMA wireless network to December 31, 2006 due to the expected migration of its TDMA customer base to its GSM network. In 2005, the Company incurred charges of $42.3 million to write down the recorded value of TDMA assets that were retired in 2005 and TDMA assets that could no longer support their recorded value. These charges were included in "Asset impairments and other charges" in the Consolidated Statement of Operations. The Company wrote down the assets to fair value, which was calculated based on the appraised amount at which the assets could be sold in a current transaction between willing parties.

Also, in 2005, the useful life of certain of the remaining TDMA assets was shortened from the December 31, 2006 date being used, and depreciation was accelerated. The increase in depreciation expense due to the shortened life in 2005 was $7.7 million.

Subsequent event

In February 2008, the Company purchased a building for $16.3 million, which it intends to convert into a data center facility.

5. Acquisitions of Businesses and Wireless Licenses

GramTel USA, Inc.

On December 31, 2007, the Company purchased GramTel USA, Inc. ("GramTel"), a data center business in South Bend, Indiana, for a purchase price of $20.3 million (including $0.6 million of accrued transaction costs), of which $19.0 million was paid in cash in 2007. The Company funded the purchase with its Corporate credit facility. The purchase price was primarily allocated to property, plant and equipment for $4.3 million, customer relationship intangible assets for $9.0 million, and goodwill for $7.0 million. The preliminary purchase price allocation for this transaction may be adjusted upon completion of the Company's valuation of the assets and liabilities of the business. The Company anticipates both the goodwill and intangible assets to be fully deductible for tax purposes. The financial results will be included in the Technology Solutions segment.

Local Telecommunication Business

In March 2007, the Company purchased a local telecommunication business ("Lebanon"), which offers voice, data and cable TV services, in Lebanon, Ohio for a purchase price of $7.0 million, of which $4.6 million was paid in March 2007. The Company funded the purchase with its available cash. The purchase price was primarily allocated to property, plant and equipment for $4.4 million, customer relationship intangible assets for $1.5 million and goodwill for $2.1 million. The financial results have been included in the Wireline segment and were immaterial to the Company's financial statements for the year ended December 31, 2007.

Acquisition of Remaining Interest in Cincinnati Bell Wireless LLC

In February 2006, the Company purchased the remaining 19.9% membership interest in Cincinnati Bell Wireless LLC ("CBW"). As a result, the Company paid purchase consideration of $83.0 million in cash and incurred transaction expenses of $0.2 million. CBW is now a wholly-owned subsidiary of the Company. The Company funded the purchase with its Corporate credit facility and available cash.

The transaction was accounted for as a step acquisition using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The Company applied the purchase price against the minority interest and then allocated the remainder to identifiable tangible and intangible assets and liabilities acquired as follows:

(dollars in millions)	
Minority interest	$27.8
Intangible assets	42.1
Goodwill	10.2
Other	3.1
Total purchase price	$83.2

The purchase price allocation was based upon the estimated fair values as of February 2006 of the tangible and intangible assets and liabilities. Estimated fair value was compared to the book value already recorded, and 19.9% of the excess of estimated fair value over book value was allocated to the respective tangible and intangible assets and liabilities. The excess purchase price over the minority interest and fair value ascribed to the tangible and intangible assets and liabilities was recorded as goodwill. The Company anticipates both the goodwill and intangible assets to be fully deductible for tax purposes.

The following table presents detail of the purchase price allocated to intangible assets of CBW as of the date of acquisition:

(dollars in millions)	Fair Value	Weighted Average Amortization Period in Years
Intangible assets subject to amortization:		
Customer relationships — subscribers	$11.6	7
Customer relationships — collocation towers	2.6	10
Contractual right — license	0.7	1
	14.9	7
Intangible assets not subject to amortization:		
FCC Licenses	21.0	n/a
Trademarks	6.2	n/a
Total intangible assets	$42.1	

The intangible asset for the relationship CBW has with its subscribers is being amortized using the sum-of-the-months digits method. Amortization of the customer relationship intangible asset associated with tower collocations utilizes a straight-line method. Tower collocation revenue is received from other wireless carriers for the placement of their radios on CBW towers. These amortization methods best reflect the estimated patterns in which the economic benefits will be consumed. For further discussion on amortization expense, refer to Note 6 of the Consolidated Financial Statements.

This acquisition has no effect on the Company's operating income, which historically has included 100% of CBW's operating income. However, for periods after the acquisition date, the 19.9% minority interest in the net income (loss) of CBW was eliminated.

The financial information in the table below summarizes the results of operations of the Company, on a pro forma basis, as though the acquisition had occurred as of the beginning of the periods presented:

(dollars in millions, except per share amounts)	Year Ended December 31, 2006	2005
Revenue	$1,270.1	$1,209.6
Net income (loss)	85.8	(77.2)
Basic earnings (loss) per share	0.31	(0.36)
Diluted earnings (loss) per share	0.30	(0.36)

Automated Telecom Inc.

In May 2006, the Company purchased Automated Telecom Inc. ("ATI"), based in Louisville, Kentucky, for a purchase price of $3.5 million to expand its geographical presence in order to better serve its customers located outside of the greater Cincinnati area. ATI is a reseller of, and maintenance provider for, telephony equipment. The purchase price was primarily allocated to customer relationship intangible assets, deferred tax liabilities and goodwill. The financial results of ATI are included in the Technology Solutions segment and were immaterial to the Company's financial statements for the years ended December 31, 2007 and 2006.

Wireless Licenses

In 2007, the Company deposited $4.4 million with the FCC for the opportunity to participate in the auction, which began in January 2008, for the purchase of additional wireless spectrum. If the Company is not a winning bidder and does not purchase spectrum, the FCC will return the deposit in full to the Company. Such deposit is included in "Other noncurrent assets" in the Consolidated Balance Sheet.

In 2006, the Company purchased 20 MHz of advanced wireless spectrum for the Cincinnati and Dayton, Ohio regions and 10 MHz for the Indianapolis, Indiana region in the FCC Advanced Wireless Services spectrum auction for $37.1 million, which is included in "Intangible assets, net" in the Consolidated Balance Sheets. To satisfy increasing demand for existing voice minutes of use by customers as well as to provide enhanced data services such as streaming video, the Company is building a 3G network in its Cincinnati and Dayton regions to deploy on the newly purchased AWS spectrum. The Company expects the 3G network to be operational in 2008. The Company is considering its options with respect to the Indianapolis spectrum, which include expansion of its wireless operations into this area or lease of the spectrum to another wireless provider.

Subsequent Event

In November 2007, the Company signed a definitive purchase agreement to purchase the assets of eGIX, Inc. ("eGIX") for approximately $18.0 million and contingent consideration up to $5.2 million. eGIX is located in Carmel, Indiana and provides advanced data and voice services to businesses throughout the Midwest. The transaction was completed in February 2008.

6. Goodwill and Intangible Assets

Goodwill

As of December 31, 2007 and 2006, goodwill totaled $62.4 million and $53.3 million, respectively. The changes in the carrying amount of goodwill for the year ended December 31, 2007, are as follows:

(dollars in millions)	Wireless	Wireline	Technology Solutions	Total
Balance as of December 31, 2006	$50.3	$0.8	$2.2	$53.3
Acquired during the year	—	2.1	7.0	9.1
Balance as of December 31, 2007	$50.3	$2.9	$9.2	$62.4

Intangible Assets

Summarized below are the carrying values for the major classes of intangible assets:

		December 31, 2007		December 31, 2006	
(dollars in millions)	Weighted Average Life in Years	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:					
Customer relationships					
Wireline	8	$ 1.5	$(0.3)	$ —	$ —
Wireless	8	14.2	(6.4)	14.2	(3.4)
Technology Solutions	7	11.0	(0.7)	2.0	(0.3)
		$26.7	$(7.4)	$16.2	$(3.7)
Wireless — Contractual right — license	1	$ 0.7	$(0.7)	$ 0.7	$(0.7)
Intangible assets not subject to amortization:					
Wireless — FCC licenses	n/a	$95.7	$ —	$94.2	$ —
Wireless — Trademarks	n/a	6.2	—	6.2	—

The increase in customer relationships for the year ended December 31, 2007 compared to December 31, 2006 was attributable to the acquisitions of GramTel and Lebanon during 2007. See Note 5 of the Consolidated Financial Statements for further discussion. The increase in FCC licenses was due to the capitalization of interest during the construction of the 3G wireless network.

Amortization expense for intangible assets subject to amortization was $3.7 million in 2007, $4.4 million for 2006 and none in 2005. The following table presents estimated amortization expense for 2008 through 2012, subject to adjustment for finalization of the GramTel purchase price allocation and future acquisitions:

(dollars in millions)	
2008	$3.9
2009	3.2
2010	2.9
2011	2.3
2012	2.1

7. Debt

Debt is comprised of the following:

(dollars in millions)	December 31, 2007	December 31, 2006
Current portion of long-term debt:		
Credit facility, Tranche B Term Loan	$ 4.0	$ 4.0
Capital lease obligations and other debt	3.8	3.3
Current portion of long-term debt	7.8	7.3
Long-term debt, less current portion:		
Credit facility, revolver	55.0	—
Credit facility, Tranche B Term Loan	207.0	391.0
7 1/4% Senior Notes due 2013	470.5	496.9
8 3/8% Senior Subordinated Notes due 2014*	637.4	631.5
7% Senior Notes due 2015*	250.6	245.0
7 1/4% Senior Notes due 2023	50.0	50.0
Accounts Receivable Securitization Facility	75.0	—
Various Cincinnati Bell Telephone notes	230.0	230.0
Capital lease obligations and other debt	25.8	20.7
	2,001.3	2,065.1
Net unamortized premiums	0.6	0.8
Long-term debt, less current portion	2,001.9	2,065.9
Total debt	$2,009.7	$2,073.2

* The face amount of these notes has been adjusted for the fair value of interest rate swaps classified as fair value derivatives at December 31, 2007 and 2006.

Accounts Receivable Securitization Facility

In March 2007, the Company and certain subsidiaries entered into an accounts receivable securitization facility ("receivables facility"), which permits borrowings of up to $80 million, depending on the level of eligible receivables and other factors. The receivables facility has a term of five years, expiring in March 2012. Under the receivables facility, Cincinnati Bell Telephone Company LLC ("CBT"), Cincinnati Bell Extended Territories LLC ("CBET"), CBW, Cincinnati Bell Any Distance Inc., and Cincinnati Bell Complete Protection Inc. sell their respective trade receivables on a continuous basis to Cincinnati Bell Funding LLC ("CBF"), a wholly-owned limited liability company. In turn, CBF grants, without recourse, a senior undivided interest in the pooled receivables to commercial paper conduits in exchange for cash while maintaining a subordinated undivided interest, in the form of over-collateralization, in the pooled receivables. The Company has agreed to continue servicing the receivables for CBF at market rates; accordingly, no servicing asset or liability has been recorded.

Although CBF is a wholly-owned consolidated subsidiary of the Company, CBF is legally separate from the Company and each of the Company's other subsidiaries. Upon and after the sale or contribution of the accounts receivable to CBF, such accounts receivable are legally assets of CBF, and as such are not available to creditors of other subsidiaries or the parent company.

For the purposes of consolidated financial reporting, the receivables facility is accounted for as a secured financing. Because CBF has the ability to prepay the receivables facility at any time by making a cash payment and effectively repurchasing the receivables transferred pursuant to the facility, the transfers do not qualify for "sale" treatment on a consolidated basis under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement 125." Based on eligible receivables at December 31, 2007, the Company's borrowing limit under the receivables facility was $80 million, of which the Company had borrowed $75.0 million. Interest on the receivables facility is based on the federal funds rate plus one-half percent and was $3.4 million for 2007. The average interest rate on the receivables facility was 5.9% in 2007.

Corporate Credit Facilities

Cincinnati Bell Inc. ("CBI"), the parent company, entered into a new corporate credit facility ("Corporate credit facility") in February 2005. The $250.0 million revolving line of credit under the Corporate credit facility terminates in February 2010. Borrowings under the revolving credit facility bear interest, at the Company's election, at a rate per annum equal to (i) LIBOR plus the applicable margin or (ii) the base rate plus the applicable margin. The applicable margin is based on certain Company financial ratios and ranges between 1.25% and 2.25% for LIBOR rate advances, and 0.25% and 1.25% for base rate advances. Base rate is the higher of the bank prime rate or the federal funds rate plus one-half percent.

In August 2005, the Company amended the Corporate credit facility to include a $400 million term loan ("Tranche B Term Loan"). The proceeds from the Tranche B Term Loan and additional borrowings under the Corporate credit facility were used to retire 16% Senior Subordinated Discount Notes due 2009 ("16% Notes") for $447.8 million. The Company recorded a loss on debt extinguishment totaling $91.9 million in 2005 on the paydown of the 16% Notes, composed of $55.1 million for the premium paid, $27.7 million for the write-off of the unamortized discount, and $9.1 million for the write-off of the unamortized deferred financing fees. The Tranche B Term Loan bears interest at a per annum rate equal to, at the Company's option, LIBOR plus 1.50% or the base rate plus 0.50%. The original maturity schedule for the Tranche B Term Loan was quarterly principal payments of $1.0 million beginning December 31, 2005 through September 30, 2011, and then in four quarterly installments of $94.0 million ending on August 31, 2012. In 2007, the Company repaid $184.0 million of the Tranche B Term Loan, using proceeds of $75.0 million from borrowings under the receivables facility and the remainder from available cash. The Company recorded a loss on extinguishment of debt of $0.4 million in 2007 for the repayment of the Tranche B Term Loan. The balance on the Tranche B Term Loan was $211.0 million at December 31, 2007.

As of December 31, 2007, the Company had $55.0 million outstanding borrowings under its revolving credit facility, and had outstanding letters of credit totaling $27.1 million, leaving $167.9 million in additional borrowing availability under its Corporate credit facility. Outstanding letters of credit at December 31, 2007 include one issued for $23.0 million in December 2007 for the benefit of a data center customer. This permits the customer to draw on the letter of credit if the Company is not able to perform its data center contractual obligations due to bankruptcy. The Company agreed to issue the letter of credit because the customer prepaid $21.5 million for data center services.

Voluntary prepayments of the Corporate credit facility and voluntary reductions of the unutilized portion of the revolving line of credit are permitted at any time at no cost to the Company. The average interest rate charged on borrowings under the Corporate credit facility was 6.9%, 6.6% and 5.6% in 2007, 2006 and 2005, respectively. The Company recorded interest expense of $18.8 million, $27.9 million and $9.5 million in 2007, 2006, and 2005, respectively.

Under the Corporate credit facility, the Company pays commitment fees to the lenders on a quarterly basis related to the Corporate credit facility at an annual rate equal to 0.50% of the unused amount of borrowings on the revolving line of credit. Additionally, the Company pays letter of credit fees on outstanding letters of credit based on certain Company financial ratios and ranges between 1.25% and 2.25%. These commitment fees were $1.3 million, $1.2 million and $1.4 million in 2007, 2006 and 2005, respectively.

The Company and all its future or existing subsidiaries (other than CBT, CBET, CBF and certain immaterial subsidiaries) guarantee borrowings of Cincinnati Bell Inc. under the Corporate credit facility. Each of the Company's current subsidiaries that is a guarantor of the Corporate credit facility is also a guarantor of the 7%

Senior Notes, 7 ¼% Notes due 2013, and 8 ⅜% Notes, with certain immaterial exceptions. Refer to Note 18 for supplemental guarantor information. The Company's obligations under the Corporate credit facility are also collateralized by perfected first priority pledges and security interests in the following:

- substantially all of the equity interests of the Company's subsidiaries (other than subsidiaries of CBT, CBF and certain immaterial subsidiaries); and
- certain personal property and intellectual property of the Company and its subsidiaries (other than that of CBT, CBET, CBF and certain immaterial subsidiaries).

The guarantee and security reflect the addition of CBW as a guarantor and certain of its assets as collateral due to its status as a wholly-owned subsidiary effective February 14, 2006 due to the Company's purchase of the remaining minority ownership interest in CBW on that date.

The Corporate credit facility financial covenants require that the Company maintain certain leverage, interest coverage and fixed charge ratios. The facilities also contain certain covenants which, among other things, restrict the Company's ability to incur additional debt or liens, pay dividends, repurchase Company common stock, sell, transfer, lease, or dispose of assets and make investments or merge with another company. If the Company were to violate any of its covenants and was unable to obtain a waiver, it would be considered a default. If the Company were in default under the Corporate credit facility, no additional borrowings under this facility would be available until the default was waived or cured. The credit facilities provide for customary events of default, including a cross-default provision for failure to make any payment when due or permitted acceleration due to a default, both in respect to any other existing debt instrument having an aggregate principal amount that exceeds $35 million. The Company is in compliance with its Corporate credit facility covenants.

The Company has a right to request, but no lender is committed to provide, an increase in the aggregate amount of the Corporate credit facility, up to $500.0 million in incremental borrowings, which may be structured at the Company's option as term debt or revolving debt.

Various issuances of the Company's public debt, which include the 7 ¼% Senior Notes due 2013, the 8 ⅜% Senior Subordinated Notes due 2014, and the 7% Senior Notes due 2015, contain covenants that, among other things, limit the Company's ability to incur additional debt or liens, pay dividends or make other restricted payments, sell, transfer, lease, or dispose of assets and make investments or merge with another company. Restricted payments include common stock dividends, repurchase of common stock, and certain public debt repayments. The Company believes it has sufficient ability under its public debt indentures to make its intended restricted payments in 2008. The Company is in compliance with its public debt indentures as of the date of this filing.

7 ¼% Senior Notes due 2013

In July 2003, the Company issued $500 million of 7 ¼% Senior Notes due 2013 ("7 ¼% Notes due 2013"). Net proceeds, after deducting fees and expenses, totaled $488.8 million and were used to prepay term credit facilities and permanently reduce commitments under the Company's then-existing revolving credit facility. Interest on the 7 ¼% Notes due 2013 is payable in cash semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 2004. The 7 ¼% Notes due 2013 are unsecured senior obligations and rank equally with all of the Company's existing and future senior debt and rank senior to all existing and future subordinated debt. Each of the Company's current and future subsidiaries that is a guarantor under the Corporate credit facility is also a guarantor of the 7 ¼% Notes due 2013 on an unsecured basis with certain immaterial exceptions. The indenture governing the 7 ¼% Notes due 2013 contains covenants including but not limited to the following: limitations on dividends to shareowners and other restricted payments; dividend and other payment restrictions affecting the Company's subsidiaries such that the subsidiaries are not permitted to enter into an agreement that would limit their ability to make dividend payments to the parent; issuance of indebtedness; asset dispositions; transactions with affiliates; liens; investments; issuances and sales of capital stock of subsidiaries; and redemption of debt that is junior in right of payment. The indenture governing 7 ¼% Notes due 2013 provides for customary events of default, including a cross-default provision for failure for both non-payment at final maturity or acceleration due to a default of any other existing debt instrument that exceeds $20 million. The Company may redeem the 7 ¼% Notes due 2013 for a redemption price of 103.625%,

102.417%, 101.208%, and 100.000% after July 15, 2008, 2009, 2010, and 2011, respectively. The Company recorded interest expense of $35.3 million in 2007 and $36.2 million in 2006 and 2005 related to these senior notes. In January 2005, the Company paid $9.7 million in consent fees to permit the Company to refinance its 16% Notes with new debt that would be *pari passu* to the 7 1/4% Notes due 2013.

In 2007 and 2006, the Company purchased and extinguished $26.4 million and $3.1 million, respectively, of 7 1/4% Notes due 2013 and recognized a loss on extinguishment of debt of $0.4 million and $0.1 million, respectively.

8 3/8% Senior Subordinated Notes due 2014

In November 2003, the Company issued $540 million of 8 3/8% Senior Subordinated Notes due 2014 ("8 3/8% Notes"). The net proceeds, after deducting fees and expenses, totaled $528.2 million and were used to purchase all of the Company's then outstanding Convertible Subordinated Notes due 2009, which bore interest at a rate of 9%, at a discounted price equal to 97% of their accreted value.

In February 2005, the Company issued an additional $100 million of debt securities pursuant to the existing indenture. Net proceeds from this issuance together with those of the 7% Notes and amounts under the Corporate credit facility were used to repay and terminate the prior credit facility and pay consent fees associated with an amendment to the indenture for the 7 1/4% Notes due 2013. A loss on debt extinguishment of $7.9 million was recognized on the prior credit facility for the write-off of deferred financing fees. All of the 8 3/8% Notes constitute a single class of security with the same terms and are fixed rate bonds to maturity.

Interest on the 8 3/8% Notes is payable in cash semi-annually in arrears on January 15 and July 15, commencing on July 15, 2004. The 8 3/8% Notes are unsecured senior subordinated obligations, ranking junior to all existing and future senior indebtedness of the Company. The 8 3/8% Notes rank equally with all of the Company's existing and future senior subordinated debt and rank senior to all future subordinated debt. The 8 3/8% Notes are guaranteed on an unsecured senior subordinated basis by each of the Company's current subsidiaries that is a guarantor under the Corporate credit facility, with certain immaterial exceptions. The indenture governing the 8 3/8% Notes contains covenants including but not limited to the following: limitations on dividends to shareowners and other restricted payments; dividend and other payment restrictions affecting the Company's subsidiaries such that the subsidiaries are not permitted to enter into an agreement that would limit their ability to make dividend payments to the parent; issuance of indebtedness; asset dispositions; transactions with affiliates; liens; investments; issuances and sales of capital stock of subsidiaries; and redemption of debt that is junior in right of payment. The indenture governing the 8 3/8% Notes provides for customary events of default, including a cross-default provision for both nonpayment at final maturity or acceleration due to a default of any other existing debt instrument that exceeds $20 million. The Company may redeem the 8 3/8% Notes for a redemption price of 104.188%, 102.792%, 101.396%, and 100.000% after January 15, 2009, 2010, 2011, and 2012, respectively. The Company incurred $53.6 million of interest expense in 2007 and 2006 and $52.5 million of interest expense in 2005 related to these notes.

In late 2007, the Company purchased and extinguished $5.0 million of 8 3/8% Notes and recognized a gain on extinguishment of debt of $0.1 million.

7% Senior Notes due 2015

In February 2005, the Company sold $250 million of 7% Senior Notes due 2015 ("7% Notes"). Net proceeds from this issuance together with those of other concurrently issued bonds and amounts under the Corporate credit facility were used to repay and terminate the prior credit facility and pay consent fees associated with an amendment to the indenture for the 7 1/4% Notes due 2013. The 7% Notes are fixed rate bonds to maturity.

Interest on the 7% Notes is payable semi-annually in cash in arrears on February 15 and August 15 of each year, commencing August 15, 2005. The 7% Notes are unsecured senior obligations ranking equally with all existing and future senior debt and ranking senior to all existing senior subordinated indebtedness, including senior subordinated notes, and subordinated indebtedness. Each of the Company's current and future subsidiaries that is a guarantor under the Corporate credit facility is also a guarantor of the 7% Notes on an unsecured senior basis, with certain immaterial exceptions. The indenture governing the 7% Notes contains covenants including but not limited to the following: limitations on dividends to shareowners and other restricted payments; dividend and other payment restrictions affecting the Company's subsidiaries such that the subsidiaries are not permitted to enter into an agreement that would limit their ability to make dividend payments to the parent; issuance of indebtedness; asset dispositions; transactions with affiliates; liens; investments; issuances and sales of capital stock of subsidiaries; and redemption of debt that is junior in right of payment. The indenture governing the 7% Notes provides for customary events of default, including a cross-default provision for both nonpayment at final maturity or acceleration due to a default of any other existing debt instrument that exceeds $20 million.

The Company may redeem the 7% Notes for a redemption price of 103.500%, 102.333%, 101.167%, and 100.000% after February 15, 2010, 2011, 2012 and 2013, respectively. At any time prior to February 15, 2010, the Company may redeem all or part of the 7% Notes at a redemption price equal to the sum of 1) 100% of the principal, plus 2) the greater of (a) 1% of the face value of the 7% Notes to be redeemed, or (b) the excess over the principal amount of the sum of the present values of (i) 103.5% of the face value of the 7% Notes, and (ii) interest payments due from the date of redemption through February 15, 2010, in each case discounted to the redemption date on a semi-annual basis at the applicable U.S. Treasury rates plus one-half percent, plus 3) accrued and unpaid interest, if any, to the date of redemption. The Company incurred interest expense related to these notes of $17.5 million in 2007 and 2006 and $15.3 million in 2005.

7 ¼% Senior Notes due 2023

In July 1993, the Company issued $50 million of 7 ¼% Senior Notes due 2023. The indenture related to these 7 ¼% Senior Notes due 2023 does not subject the Company to restrictive financial covenants, but it does contain a covenant providing that if the Company incurs certain liens on its property or assets, the Company must secure the outstanding 7 ¼% Senior Notes due 2023 equally and ratably with the indebtedness or obligations secured by such liens. The 7 ¼% Senior Notes due 2023 are collateralized on a basis consistent with the Corporate credit facility. Interest on the 7 ¼% Senior Notes due 2023 is payable semi-annually on June 15 and December 15. The Company may not redeem the 7 ¼% Senior Notes due 2023 prior to maturity. The indenture governing the 7 ¼% Senior Notes due 2023 provides for customary events of default, including a cross-default provision for failure to make any payment when due or permitted acceleration due to a default of any other existing debt instrument that exceeds $20 million. The Company recorded $3.6 million of interest expense related to these notes in each of 2007, 2006, and 2005.

Cincinnati Bell Telephone Notes

CBT issued $80 million in unsecured notes that are guaranteed on a subordinated basis by Cincinnati Bell Inc. but not the subsidiaries of Cincinnati Bell Inc. These notes have original maturities of up to 30 years with a final maturity date occurring in 2023. Interest rates on this indebtedness range from 7.18% to 7.27%. CBT also issued $150 million in aggregate principal amount of 6.30% unsecured senior notes due 2028, which is guaranteed on a subordinated basis by the Company. All of these notes may be redeemed at any time, subject to proper notice and redemption price.

The indenture governing these notes provides for customary events of default, including a cross-default provision for failure to make any payment when due or permitted acceleration due to a default of any other existing debt instrument of Cincinnati Bell Inc. or Cincinnati Bell Telephone that exceeds $20 million. The Company incurred interest expense related to these notes of $15.2 million in 2007 and 2006 and $16.5 million in 2005.

Capital Lease Obligations

The Company leases facilities and equipment used in its operations, some of which are required to be capitalized in accordance with SFAS No. 13, "Accounting for Leases." SFAS No. 13 requires the capitalization of leases meeting certain criteria, with the related asset being recorded in property, plant and equipment and an offsetting amount recorded as a liability discounted to the present value. The Company had $29.4 million in total indebtedness relating to capitalized leases as of December 31, 2007 of which, $25.8 million was considered long-term. The underlying leased assets generally secure the capital lease obligations. For 2007, 2006 and 2005, the Company recorded $2.0 million, $1.3 million and $1.3 million, respectively, of interest expense related to capital lease obligations.

Debt Maturity Schedule

As of December 31, 2007, the following table summarizes the Company's annual principal maturities of debt and capital leases for the five years subsequent to December 31, 2007, and thereafter:

(dollars in millions)	Debt	Capital Leases	Total Debt
Year ended December 31,			
2008	$ 4.2	$ 3.6	$ 7.8
2009	4.1	3.6	7.7
2010	59.0	8.0	67.0
2011	97.0	9.9	106.9
2012	177.0	1.6	178.6
Thereafter	1,635.5	2.7	1,638.2
	1,976.8	29.4	2,006.2
Interest rate swaps	2.9	—	2.9
Net unamortized premiums	0.6	—	0.6
Total debt	$1,980.3	$29.4	$2,009.7

For capital leases, total lease payments including interest are $5.7 million for 2008, $5.4 million for 2009, $9.6 million for 2010, $10.9 million for 2011, $2.0 million for 2012, and $3.1 million thereafter.

Deferred Financing Costs

Deferred financing costs are costs incurred in connection with obtaining long-term financing. These costs are amortized as interest expense over the terms of the related debt agreements. As of December 31, 2007 and 2006, deferred financing costs totaled $28.9 million and $34.0 million, respectively. The related expense, included in "Interest expense" in the Consolidated Statements of Operations amounted to $5.2 million, $5.1 million, and $7.1 million during 2007, 2006 and 2005, respectively. In 2007, the Company wrote-off deferred financing costs of $1.2 million related to the repayment of the Tranche B Term Loan, the purchase and retirement of the 7 1/4% Notes due 2013 and the 8 3/8% Notes due 2014. The Company also paid $1.3 million of financing costs in 2007 related to the new receivables facility. In 2006, the Company wrote-off deferred financing costs of $0.1 million related to the $3.1 million purchase and retirement of the 7 1/4% Notes due 2013. In 2005, the Company wrote-off deferred financing costs of $7.9 million and $9.1 million related to the extinguishment of the previous credit facility and the 16% Notes, respectively. The write-offs of deferred financing costs were included in the Consolidated Statements of Operations under the caption "Loss on extinguishment of debt."

Fair Value

The carrying amounts of debt, excluding capital leases and net unamortized premiums, at December 31, 2007 and 2006 were $1,979.7 million and $2,049.2 million, respectively. The estimated fair values at December 31, 2007 and 2006 were $1,919 million and $2,104 million, respectively. These fair values were estimated based on the year-end closing market prices of the Company's debt and of similar liabilities.

8. Financial Instruments

The Company is exposed to the impact of interest rate fluctuations on its indebtedness. The Company attempts to maintain an optimal balance of fixed rate and variable rate indebtedness in order to attain low overall borrowing costs while mitigating exposure to interest rate fluctuations. The Company employs derivative financial instruments to manage its balance of fixed rate and variable rate indebtedness. In particular, the Company currently has outstanding interest rate swap agreements in which the Company exchanges fixed rate interest payments for variable rate interest payments on $450 million notional amounts. Including the impact of the interest rate swap agreements, approximately 60% of the Company's indebtedness was based on fixed interest rates at December 31, 2007 and 2006, respectively. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company has entered into a series of fixed-to-variable interest rate swaps with total notional amounts of $450 million that qualify for fair value hedge accounting. Fair value hedges offset changes in the fair value of underlying assets and liabilities. The Company's interest rate swaps at December 31, 2007 and 2006 are recorded at their fair value, and the carrying values of the underlying liabilities hedged (the 7% Notes and 8 3/8% Notes) are adjusted by the same corresponding value in accordance with SFAS No. 133. The fair value of these instruments is based on estimates using available market information and appropriate valuation methodologies. As of December 31, 2007, the fair value of interest rate swap contracts was an asset of $2.9 million at December 31, 2007 and a liability of $13.5 million at December 31, 2006.

Realized gains and losses from the interest rate swaps are recognized as an adjustment to interest expense in each period. The Company incurred realized losses of $2.8 million and $1.3 million in 2007 and 2006, respectively, and a gain of $5.4 million in 2005.

The Company is exposed to credit risk on its interest rate swaps in the event of non-performance by counterparties. However, because its hedging activities are transacted with highly rated institutions, the Company does not anticipate non-performance by any of these counterparties. Additionally, the Company has entered into agreements that limit its credit exposure to the fair value of the interest rate swap agreements. The Company does not require collateral from its counterparties.

9. Employee Benefit Plans and Postretirement Benefits

Savings Plans

The Company sponsors several defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions. Company and employee contributions are invested in various investment funds at the direction of the employee. Company contributions to the defined contribution plans were $5.4 million, $4.8 million and $4.5 million for 2007, 2006, and 2005, respectively.

Pension Plans

The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for non-management employees and one supplemental, nonqualified, unfunded plan for certain senior executives.

The management pension plan is a cash balance plan in which the pension benefit is determined by a combination of compensation-based credits and annual guaranteed interest credits. The non-management pension plan is also a cash balance plan in which the combination of service and job-classification-based credits and annual interest credits determine the pension benefit. Benefits for the supplemental plan are based on eligible pay, adjusted for age and service upon retirement. The Company funds both the management and non-management plans in an irrevocable trust through contributions, which are determined using the aggregate cost method. The Company uses the traditional unit credit cost method for determining pension cost for financial reporting purposes.

Postretirement Health and Life Insurance Plans

The Company also provides health care and group life insurance benefits for eligible retirees. The Company funds certain group life insurance benefits through Retirement Funding Accounts and funds health care benefits and other group life insurance benefits using Voluntary Employee Benefit Association ("VEBA") trusts. It is the Company's practice to fund amounts as deemed appropriate from time to time. Contributions are subject to IRS limitations developed using the aggregate cost method.

The actuarial expense calculation for the Company's postretirement health plan is based on numerous assumptions, estimates, and judgments including health care cost trend rates and cost sharing with retirees.

Significant Events

The assumption for cost sharing with retirees is important in determining the postretirement and other benefits expense. At the beginning of 2005, the Company accounted for its retiree medical benefit obligation as if there were no limits on the Company-funded portion of retiree medical costs. In May 2005, the Company reached an agreement with the union to provide a fixed amount of medical cost reimbursement per retiree and to increase the amount annually over the life of the labor agreement. Similar benefits were provided to non-bargained retirees. Effective June 1, 2005, the Company remeasured its postretirement obligations for the changes to the expected future retiree medical costs, including assumptions regarding cost sharing by retirees.

In August 2007, the Company announced further changes to its pension and postretirement plans that reduce medical benefit payments by fixing the annual Company contribution for each eligible retiree and that reduce life insurance benefits paid from these plans. Based on these changes, the Company determined that a remeasurement of its pension and postretirement obligations was necessary. The Company remeasured its pension and postretirement obligations in August 2007 using revised assumptions, including modified benefit payment assumptions reflecting the changes and a discount rate of 6.25%. These changes reduce the Company's pension and postretirement obligations by approximately $74 million, reduce deferred tax assets for the related tax effect by $27 million, and increase equity by $47 million. Additionally, the remeasurement caused a reduction to the Company's pension and postretirement benefit costs by approximately $5 million since August 2007.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 expands Medicare to include outpatient prescription drug benefits and introduces a federal non-taxable subsidy beginning in 2006, that provides a benefit that is at least actuarially equivalent to Medicare Part D, to sponsors of retiree health care benefit plans. The Company received a subsidy of $0.6 million and $0.8 million in 2007 and 2006, respectively.

Components of Net Periodic Cost

The following information relates to all Company noncontributory defined benefit pension plans, postretirement health care, and life insurance benefit plans. Approximately 9% in 2007 and 2005 and 10% in 2006 of these costs were capitalized to property, plant and equipment related to network construction in the Wireline segment. Pension and postretirement benefit costs for these plans were comprised of:

	Pension Benefits			Postretirement and Other Benefits		
(dollars in millions)	**2007**	**2006**	**2005**	**2007**	**2006**	**2005**
Service cost	$ 8.3	$ 8.8	$ 8.0	$ 3.4	$ 3.5	$ 4.3
Interest cost on projected benefit obligation	28.0	27.7	27.2	20.1	19.9	20.5
Expected return on plan assets	(34.6)	(34.9)	(38.2)	(3.6)	(4.8)	(5.6)
Amortization of:						
Transition (asset)/obligation	—	—	(1.1)	4.1	4.2	4.2
Prior service cost	2.2	3.4	3.3	5.4	7.7	10.3
Actuarial loss	3.6	3.9	2.2	3.7	4.8	2.2
Special termination benefit	8.1	—	—	0.1	—	—
Curtailment charge	0.9	—	—	5.5	—	—
Benefit costs	$ 16.5	$ 8.9	$ 1.4	$38.7	$35.3	$35.9

As a result of the restructuring plan announced in the fourth quarter of 2007, the Company determined a curtailment charge was required due to the decrease in the expected future service years. The curtailment charge for the pension and postretirement plans consisted of an increase in the benefit obligation of $1.9 million and $4.3 million and the acceleration of unrecognized prior service cost and transition obligation of $(1.0) million and $1.2 million, respectively. See Note 3 for further discussion.

Funded Status

Reconciliation of the beginning and ending balances of the plans' funded status follows:

(dollars in millions)	Pension Benefits		Postretirement and Other Benefits	
	2007	2006	2007	2006
Change in benefit obligation:				
Benefit obligation at January 1,	$501.9	$500.1	$ 359.0	$ 356.7
Service cost	8.3	8.8	3.4	3.5
Interest cost	28.0	27.7	20.1	19.9
Amendments	(21.0)	—	(53.4)	—
Actuarial loss (gain)	(7.8)	17.6	2.6	4.3
Benefits paid	(44.2)	(52.3)	(26.7)	(28.2)
Special termination benefit	8.1	—	0.1	—
Curtailment	1.9	—	4.3	—
Retiree drug subsidy received	—	—	0.6	0.8
Other	—	—	1.7	2.0
Benefit obligation at December 31,	$475.2	$501.9	$ 311.7	$ 359.0
Change in plan assets:				
Fair value of plan assets at January 1,	$443.7	$440.4	$ 46.4	$ 58.4
Actual return on plan assets	29.2	53.1	2.9	4.6
Employer contribution	26.5	2.5	10.9	10.8
Retiree drug subsidy received	—	—	0.6	0.8
Benefits paid	(44.2)	(52.3)	(26.7)	(28.2)
Fair value of plan assets at December 31,	$455.2	$443.7	$ 34.1	$ 46.4
Unfunded status	$ (20.0)	$ (58.2)	$(277.6)	$(312.6)

The amounts recognized in the Consolidated Balance Sheets consist of:

(dollars in millions)	Pension Benefits		Postretirement and Other Benefits	
	December 31,		December 31,	
	2007	2006	2007	2006
Other noncurrent assets	$ 2.9	$ —	$ —	$ —
Accrued payroll and benefits (current liability)	(1.9)	(6.1)	(11.0)	(9.3)
Accrued pension and postretirement benefits (non-current liability)	(21.0)	(52.1)	(266.6)	(303.3)

As of December 31, 2007 and 2006, the Company's accumulated benefit obligation ("ABO") related to its pension plans was $475.2 million and $501.9 million, respectively.

Amounts recognized in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets consisted of the following:

(dollars in millions)	Pension Benefits		Postretirement and Other Benefits	
	December 31,		December 31,	
	2007	2006	2007	2006
Transition obligation	$ —	$ —	$ (18.1)	$ (25.3)
Prior service cost	—	(22.2)	(16.2)	(73.1)
Actuarial loss	(68.6)	(74.7)	(79.5)	(79.8)
	(68.6)	(96.9)	(113.8)	(178.2)
Income tax effect	25.0	35.4	41.5	65.2
	$(43.6)	$(61.5)	$ (72.3)	$(113.0)

Amounts recognized in "Accumulated other comprehensive loss" on the Consolidated Statements of Shareowners Equity (Deficit) and Comprehensive Income (Loss) for the year ended December 31, 2007, are shown below:

(dollars in millions)	Pension Benefits	Postretirement and Other Benefits
Transition obligation:		
Reclassification adjustments	$ —	$ 5.3
Actuarial gain arising during the period	—	1.9
Prior service cost recognized:		
Reclassification adjustments	1.1	5.4
Actuarial gain arising during the period	21.0	51.5
Actuarial loss recognized:		
Reclassification adjustments	3.7	3.7
Actuarial gain (loss) arising during the period	2.4	(3.3)

The following amounts currently included in "Accumulated other comprehensive loss" are expected to be recognized in 2008 as a component of net periodic pension and postretirement cost:

(dollars in millions)	Pension Benefits	Postretirement and Other Benefits
Transition obligation	$—	$3.6
Prior service cost	1.8	1.9
Actuarial loss	2.4	3.7

In October 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires the Company to recognize the overfunded or underfunded status for the Company's benefit plans, with changes in the funded status recognized as a separate component to shareowners' equity. SFAS No. 158 also requires the Company to measure the funded status of the benefit plans as of the year-end balance sheet date no later than 2008. The Company's measurement date for all of its employee benefit plans was the year-end balance sheet date. Effective December 31, 2006, the Company adopted SFAS No. 158 and its incremental effect on individual line items in the Consolidated Balance Sheet as of December 31, 2006 was as follows:

(dollars in millions)	Before Application of SFAS No. 158	Additional Minimum Pension Liabilities	SFAS No. 158 Adjustments	After Application of SFAS No. 158
Accrued pension and postretirement benefits	$ (199.5)	$ 6.9	$(178.2)	$ (370.8)
Deferred income tax benefit, net	622.8	(1.4)	73.3	694.7
Pension intangible assets	25.5	(3.3)	(22.2)	—
Total liabilities	(2,634.1)	6.9	(178.2)	(2,805.4)
Accumulated other comprehensive loss	(49.6)	2.2	(127.1)	(174.5)
Total shareowners' deficit	(666.7)	2.2	(127.1)	(791.6)

Plan Assets and Investment Policies and Strategies

The primary investment objective for the trusts holding the assets of the pension and postretirement plans is preservation of capital with a reasonable amount of long-term growth and income without undue exposure to risk. This is provided by a balanced strategy using fixed income and equity securities.

The pension plans' assets consist of the following:

	Target Allocation 2008	Percentage of Plan Assets at December 31, 2007	2006
Plan assets:			
Fixed income securities	20 - 38%	30.2%	30.0%
Equity securities *	55 - 65%	59.0%	59.9%
Real estate	8 - 12%	10.8%	10.1%
Total		100.0%	100.0%

* At December 31, 2007, no pension plan assets were invested in Company common stock.
At December 31, 2006, pension plan assets included $6.4 million in Company common stock.

The postretirement and other plans' assets consist of the following:

	Health Care			Group Life Insurance		
	Target Allocation 2008	Percentage of Plan Assets at December 31, 2007	2006	Target Allocation 2008	Percentage of Plan Assets at December 31, 2007	2006
Plan assets:						
Fixed income securities	35 - 45%	39.9%	36.3%	35 - 45%	39.5%	41.0%
Equity securities	55 - 65%	60.1%	63.7%	55 - 65%	60.5%	59.0%
Total		100.0%	100.0%		100.0%	100.0%

Company contributions to its qualified pension plans were $24.1 million in 2007. No contributions were required in 2006 or 2005. Company contributions to its non-qualified pension plan were $2.4 million, $2.5 million and $2.6 million for 2007, 2006 and 2005, respectively.

The Company expects to make cash payments of approximately $11 million related to its postretirement health plans in 2008. Due to the early pension contribution of $20.0 million made in December 2007, the Company does not expect to make any contributions to its qualified pension plan in 2008. Contributions to non-qualified pension plans in 2008 are expected to be approximately $2 million.

The Pension Protection Act of 2006 ("the Act") was enacted on August 17, 2006. Most of its provisions will become effective in 2008. The Act significantly changes the funding requirements for single-employer defined benefit pension plans. The funding requirements will now largely be based on a plan's calculated funded status, with faster amortization of any shortfalls or surpluses. The Act directs the U.S. Treasury Department to develop a new yield curve to discount pension obligations for determining the funded status of a plan when calculating the funding requirements. Based on current assumptions, the Company believes it will pay an estimated $45 million to fund its qualified pension plans during the period 2009 to 2017.

Additional Minimum Liability

An additional minimum pension liability adjustment was required in 2006 as the accumulated benefit obligation exceeded the fair value of pension plan assets for each of those plans as of the measurement date. The additional minimum pension liability recorded (before the effect of income taxes) was $6.9 million. Upon the adoption of SFAS No. 158, the Company is no longer required to record an additional minimum pension liability as the unfunded status was recorded at December 31, 2006.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid over the next ten years from the Company and the assets of the Company's pension plans and postretirement health plans:

(dollars in millions)	Pension Benefits	Postretirement and Other Benefits	Medicare Subsidy Receipts
2008	$ 40.9	$ 27.6	$0.9
2009	42.0	28.6	0.9
2010	41.9	29.6	0.9
2011	41.3	29.6	0.9
2012	43.0	28.6	0.9
Years 2013-2017	216.1	127.7	4.4

Assumptions

The following are the weighted average assumptions used in accounting for the pension and postretirement benefit cost:

	Pension Benefits			Postretirement and Other Benefits		
	2007	2006	2005	2007	2006	2005
Discount rate	5.95%	5.50%	5.50%	5.95%	5.50%	5.46%
Expected long-term rate of return on pension and health and life plan assets	8.25%	8.25%	8.25%	8.25%	8.25%	8.25%
Future compensation growth rate	4.10%	4.10%	4.10%	4.10%	4.10%	4.10%

The following are the weighted average assumptions used in accounting for and measuring the pension and postretirement benefit obligation:

	Pension Benefits		Postretirement and Other Benefits	
	December 31,		December 31,	
	2007	2006	2007	2006
Discount rate	6.20%	5.75%	6.20%	5.75%
Future compensation growth rate	4.10%	4.10%	4.10%	4.10%

The expected long-term rate of return on plan assets, developed using the building block approach, is based on the participants' benefit horizons, the mix of investments held directly by the plans, and the current view of expected future returns, which is influenced by historical averages.

Changes in actual asset return experience and discount rate assumptions can impact the Company's operating results, financial position and cash flows. Actual asset return experience results in an increase or decrease in the asset base and this effect, in conjunction with a decrease in the pension discount rate, may result in a plan's assets being less than a plan's benefit obligation.

The assumed health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 2007, was 10.0% and is assumed to decrease gradually to 4.5% by the year 2013. In addition, a one-percentage point change in assumed health care cost trend rates would have the following effect on the postretirement benefit costs and obligation:

(dollars in millions)	1% Increase	1% Decrease
2007 service and interest costs	$ 2.9	$ (2.1)
Postretirement benefit obligation at December 31, 2007	29.1	(24.8)

10. Minority Interest

For the periods presented in these Consolidated Financial Statements through February 14, 2006, a minority holder maintained a 19.9% ownership in CBW. The minority interest balance was adjusted as a function of the minority holder's 19.9% share of the net income (or loss) of CBW, with an offsetting amount being reflected in the Consolidated Statements of Operations under the caption "Minority interest income." On February 14, 2006, the Company purchased the remaining 19.9% membership interest in CBW for $83.2 million. As a result, CBW is now a wholly-owned subsidiary of the Company and for periods after the acquisition date, no further CBW minority interest was recorded. Refer to Note 5 for discussion of the transaction.

11. Shareowners' Deficit

Common Shares

The par value of the Company's common shares is $0.01 per share. At December 31, 2007 and 2006, common shares outstanding were 248.4 million and 247.5 million, respectively. The Company's common shares outstanding are net of approximately 8.3 million and 8.2 million shares at December 31, 2007 and 2006, respectively, that were repurchased by the Company under its 1999 share repurchase program and certain management deferred compensation arrangements for a total cost of $147.3 million and $146.8 million at December 31, 2007 and 2006, respectively.

In February 2008, the Company's Board of Directors approved the repurchase of the Company's outstanding common stock in an amount up to $150.0 million for the period 2008 through 2009.

Preferred Shares

The Company is authorized to issue 1,357,299 voting preferred shares without par value and 1,000,000 nonvoting preferred shares without par value.

The Company issued 155,250 voting shares of 6¾% cumulative convertible preferred stock at stated value. These shares were subsequently deposited into a trust in which the underlying 155,250 shares are equivalent to 3,105,000 depositary shares. Shares of this preferred stock can be converted at any time at the option of the holder into common stock of the Company at a conversion rate of 1.44 shares of Company common stock per depositary share of 6¾% convertible preferred stock. Annual dividends of $10.4 million on the outstanding 6¾% convertible preferred stock are payable quarterly in arrears in cash, or in common stock in certain circumstances if cash payment is not legally permitted. The liquidation preference on the 6¾% preferred stock is $1,000 per share (or $50 per depositary share). The Company paid $10.4 million in dividends in 2007, 2006, and 2005.

Preferred Share Purchase Rights Plan

In 1997, the Company's Board of Directors adopted a Share Purchase Rights Plan by granting a dividend of one preferred share purchase right for each outstanding common share to shareowners of record at the close of business on May 2, 1997. Under certain conditions, each right entitled the holder to purchase one-thousandth of a Series A Preferred Share. All of the rights expired unused on May 2, 2007.

Warrants

As part of the issuance of the 16% Notes in March 2003, the purchasers of the 16% Notes received 17.5 million common stock warrants, which expire in March 2013, to purchase one share of Cincinnati Bell common stock at $3.00 each. Of the total gross proceeds received for the 16% Notes, $47.5 million was allocated to the fair value of the warrants using the Black-Scholes option-pricing model. This value less applicable issuance costs was recorded to "Additional paid-in capital" in the Consolidated Balance Sheets. There were no exercises of warrants in 2007 or 2006. In 2005, 50,000 warrants were exercised.

Accumulated Other Comprehensive Loss

The Company's shareowners' deficit includes an accumulated other comprehensive loss and is comprised of pension and postretirement unrecognized prior service cost, transition obligation and actuarial losses, net of taxes, of $115.9 million and $174.5 million at December 31, 2007 and 2006, respectively. Refer to Note 9 for further discussion.

12. Commitments and Contingencies

Commitments

Operating Leases

The Company leases certain circuits, facilities, and equipment used in its operations. Operating lease expense was $21.1 million, $22.9 million, and $21.2 million in 2007, 2006, and 2005, respectively. Operating leases include tower site leases that provide for renewal options with fixed rent escalations beyond the initial lease term. Also, for three data center facilities that are leased, the Company has the option to extend the initial lease term and, for two of the leased facilities, has the option to purchase the buildings.

At December 31, 2007, future minimum lease payments required under operating leases, excluding certain leases which are recorded as a restructuring liability (refer to Note 3), having initial or remaining non-cancelable lease terms in excess of one year are as follows:

(dollars in millions)	
2008	$ 17.2
2009	15.5
2010	14.3
2011	13.6
2012	12.2
Thereafter	39.5
Total	$112.3

As of December 31, 2007, the Company is lessor on building lease contracts and collocation tower rentals on which it will receive rental income of approximately $7 million in both 2008 and 2009, $6 million in 2010, $5 million in 2011, $3 million in 2012 and $7 million thereafter. These amounts exclude certain subleases which are recorded as an offset against data center lease restructuring liabilities (refer to Note 3).

Vendor Concentration

In 1998, the Company entered into a ten-year contract with Convergys Corporation ("Convergys"), a provider of billing, customer service and other services, which, in 2004, was extended to December 31, 2010. The contract states that Convergys will be the primary provider of certain data processing, professional and consulting and technical support services for the Company within CBT's operating territory. In return, the Company will be the exclusive provider of local telecommunications services to Convergys. The contract extension reduced the Company's annual commitment in 2004 and 2005 to $35.0 million from $45.0 million. Beginning in 2006, the minimum commitment is reduced 5% annually. The Company paid $32.3 million, $34.3 million and $36.1 million under the contract in 2007, 2006 and 2005, respectively.

Contingencies

In the normal course of business, the Company is subject to various regulatory and tax proceedings, lawsuits, claims, and other matters. The Company believes adequate provision has been made for all such asserted and unasserted claims in accordance with accounting principles generally accepted in the United States. Such matters are subject to many uncertainties and outcomes that are not predictable with assurance.

Indemnifications Related to the Sale of Broadband Assets

The Company indemnified the buyer of the broadband assets against certain potential claims, but all indemnifications have expired except for those related to title and authorization. The title and authorization indemnification was capped at 100% of the purchase price of the broadband assets, approximately $71 million.

In order to determine the fair value of the indemnity obligations, the Company performed a probability-weighted discounted cash flow analysis, utilizing the minimum and maximum potential claims and several scenarios within the range of possibilities. In 2006, the Company decreased the liability related to the indemnity obligations from $4.1 million to $1.2 million and recorded $2.9 million of income as a result of the expiration of certain warranties and guarantees. This income was included in "Gain on sale of broadband assets" in the Consolidated Statement of Operations. In 2007 and 2005, no representations or warranties expired.

Anthem Demutualization Claim

In November 2007, a class action complaint was filed against the Company and Wellpoint Inc., formerly known as Anthem, Inc. The complaint alleges that the Company improperly received stock as a result of the demutualization of Anthem and that a class of insured persons should have received the stock instead. In February 2008, the Company filed a response in which it denied all liability and raised a number of defenses. The Company believes that it has meritorious defenses and intends to vigorously defend this action. The Company does not believe this claim will have a material effect on its financial condition.

Other

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB No. 108, registrants are required to consider both a "rollover" method, which analyzes the impact of the misstatement on the financial statements based on the amount of the error originating in the income statement being analyzed, and the "iron curtain" method, which analyzes the impact of the misstatement on the financial statements based on the cumulative effect of the error on the income statement being analyzed. The transition provisions of SAB No. 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. The Company was required to adopt SAB No. 108 in 2006.

The Company recorded a net adjustment of $9.0 million to the 2006 opening accumulated deficit balance, comprised of $14.2 million in regulatory tax liabilities, net of expected refunds, offset by the income tax effects of $5.2 million. The Company has determined that its past filing positions should have resulted in an accrual of a contingent liability in prior years. Historically, the Company has evaluated uncorrected differences utilizing the rollover approach. The Company believes the impact of not recording the regulatory taxes was not material to prior fiscal years under the rollover method. However, under SAB No. 108, the Company must assess materiality using both the rollover method and the iron-curtain method, which resulted in the $9.0 million adjustment to the 2006 opening accumulated deficit balance.

At December 31, 2006, regulatory tax liabilities, net of expected refunds, related to the past filing positions being questioned totaled $18.0 million. As a result of payments made in 2007, at December 31, 2007, the Company's liability has decreased to $2.5 million. The issues have not been resolved, and the Company believes it has meritorious defenses related to the payment of these regulatory taxes and intends to defend its position in order to limit the ultimate payment of the fees.

The cumulative error expense arose from the following periods:

(dollars in millions)	2005	2004	Prior to 2004
Expense adjustment before income taxes	$5.3	$3.1	$5.8
Expense adjustment after income taxes	$3.3	$2.0	$3.7

13. Income Taxes

Income tax provision (benefit) consists of the following:

(dollars in millions)	Year Ended December 31, 2007	2006	2005
Current:			
Federal	$ 3.0	$ 2.6	$ 1.0
State and local	2.4	3.7	1.2
Total current	5.4	6.3	2.2
Investment tax credits	(0.4)	(0.4)	(0.5)
Deferred:			
Federal	48.7	50.1	(21.2)
State and local	13.7	45.5	34.1
Total deferred	62.4	95.6	12.9
Valuation allowance	(10.7)	(33.2)	39.7
Total	$ 56.7	$ 68.3	$ 54.3

The following is a reconciliation of the statutory federal income tax rate with the effective tax rate for each year:

	Year Ended December 31,		
	2007	2006	2005
U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax	4.5	11.6	(101.2)
Change in valuation allowance, net of federal income tax	(5.3)	(14.0)	(253.6)
State law changes	—	8.7	(120.7)
Nondeductible interest expense	6.5	5.4	(72.7)
Other differences, net	3.0	(2.5)	(19.2)
Effective rate	43.7%	44.2%	(532.4)%

Income tax recognized by the Company in the income statement, other comprehensive income, and retained earnings consists of the following:

	Year Ended December 31,		
(dollars in millions)	2007	2006	2005
Income tax provision (benefit) related to:			
Continuing operations	$56.7	$ 68.3	$ 54.3
Other comprehensive income (loss)	34.1	(71.9)	(24.6)
Effect of SAB 108	—	(5.2)	—
Implementation of FIN 48	5.1	—	—
	$95.9	$ (8.8)	$ 29.7

The Company generated an income tax benefit from the exercise of certain stock options in 2007, 2006, and 2005 of $0.5 million, $0.7 million, and $0.1 million, respectively. This benefit resulted in a decrease in current income taxes payable and an increase in additional paid-in capital.

The components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
(dollars in millions)	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 626.9	$ 714.7
Pension and postretirement benefits	119.7	147.0
Other	63.3	48.0
Total deferred tax assets	809.9	909.7
Valuation allowance	(140.0)	(150.7)
Total deferred income tax assets, net of valuation allowance	669.9	759.0
Deferred tax liabilities:		
Property, plant and equipment	65.9	55.4
Federal deferred liability on state deferred tax assets	7.0	8.3
Other	0.8	0.6
Total deferred tax liabilities	73.7	64.3
Net deferred tax assets	$ 596.2	$ 694.7

As of December 31, 2007, the Company had approximately $1.4 billion of federal operating loss tax carryforwards, with a deferred tax asset value of approximately $492.3 million, and approximately $134.6 million in deferred tax assets related to state and local operating loss tax carryforwards. The majority of the remaining tax loss carryforwards will generally expire between 2017 and 2023. U.S. tax laws limit the annual utilization of tax loss carryforwards of acquired entities. These limitations should not materially impact the utilization of the tax carryforwards.

The ultimate realization of the deferred income tax assets depends upon the Company's ability to generate future taxable income during the periods in which basis differences and other deductions become deductible, and prior to the expiration of the net operating loss carryforwards. The Company concluded, due to the sale of the broadband business and the historical and future projected earnings of the remaining businesses, that the Company will utilize future deductions and available net operating loss carryforwards prior to their expiration. The Company also concluded that it was more likely than not that certain state tax loss carryforwards would not be realized based upon the analysis described above and therefore provided a valuation allowance.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $5.1 million increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 accumulated deficit balance. After recognizing the impact from the adoption of FIN 48, the Company had a $14.7 million liability recorded for unrecognized tax benefits as of January 1, 2007. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $14.5 million at both January 1, 2007 and December 31, 2007. The Company does not currently anticipate that the amount of unrecognized tax benefits will change significantly over the next year. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(dollars in millions)	
Unrecognized tax benefits balance at January 1, 2007	$14.7
Changes for tax positions for prior years	0.1
Unrecognized tax benefits balance at December 31, 2007	$14.8

As of December 31, 2007, the Company has $0.2 million of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred income tax accounting, the disallowance would not affect the annual effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and local jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state or local examinations for years before 2004. In the first quarter of 2007, the Internal Revenue Service commenced an examination of the Company's U.S. federal income tax returns for 2004 to 2006. The IRS has completed its examination of the 2004 and 2005 tax years while 2006 is still under audit.

The Company recognizes accrued penalties related to unrecognized tax benefits in income tax expense. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense. Accrued interest and penalties are insignificant at December 31, 2007 and December 31, 2006.

14. Stock-Based Compensation Plans

The Company generally grants performance-based awards, time-based restricted shares, and stock options. The Company's practice has been to make its annual grant of stock options and time-based restricted awards in December and annual performance-based awards in the first quarter. In addition, the Company also has historically granted a smaller number of stock-based awards at various times during the year for new employees, promotions and performance achievements. The numbers of shares authorized and available for grant under these plans were 30.8 million and 6.7 million, respectively, at December 31, 2007.

In May 2007, the Company's shareholders approved both The Cincinnati Bell Inc. 2007 Long Term Incentive Plan (the "2007 Long Term Plan") and The Cincinnati Bell Inc. 2007 Stock Option Plan For Non-Employee Directors (the "2007 Directors Plan"), which replaced the Cincinnati Bell Inc. 1997 Long Term Incentive Plan and the Cincinnati Bell Inc. 1997 Stock Option Plan, respectively. The 2007 Long Term Plan provides for awards in the form of stock options, including incentive stock options ("ISOs"), stock appreciation rights and other awards (e.g., restricted stock, performance shares, share-based performance units, non-share based performance units and non-restricted stock) to eligible employees of the Company. The 2007 Long Term Plan authorizes the issuance of up to 8,000,000 common shares of which the maximum number of common shares that can be issued as ISOs and other awards is 2,000,000 and 2,400,000 common shares, respectively. The 2007 Directors Plan provides for grants of stock options or restricted stock awards to members of the Board who are not employees of the Company. The 2007 Directors Plan authorizes the issuance of up to 1,000,000 common shares for grants of stock-based awards, of which a maximum of 1,000,000 common shares may be issued as stock options and a maximum of 300,000 common shares may be issued as restricted stock awards.

Performance-Based Awards

Awards granted generally vest over three years and upon the achievement of certain cash flow objectives. Prior to January 1, 2006, performance-based awards were accounted for under APB 25. Upon the adoption of SFAS No. 123(R), performance-based awards are now expensed based on its grant date fair value if it is probable that the performance conditions will be achieved.

The following table provides a summary of the Company's outstanding performance-based awards:

	2007		2006		2005	
(in thousands)	Shares	Weighted-Average Grant Date Fair Value Per Share	Shares	Weighted-Average Grant Date Fair Value Per Share	Shares	Weighted-Average Grant Date Fair Value Per Share
Non-vested as of January 1,	1,668	$4.30	1,214	$4.30	—	$ —
Granted*	1,896	5.01	820	4.29	1,214	4.30
Vested	(444)	4.29	(360)	4.30	—	—
Forfeited	(188)	4.52	(6)	4.30	—	—
Non-vested at December 31,	2,932	$4.75	1,668	$4.30	1,214	$4.30
(in millions)						
Compensation expense for the year	$ 4.5		$ 2.2		$ 1.4	
Tax benefit related to compensation expense	$ (1.7)		$ (0.9)		$ (0.6)	
Fair value of shares vested	$ 1.9		$ 1.5		$ —	

* Assumes the maximum number of awards that can be earned if the performance conditions are achieved.

As of December 31, 2007, unrecognized compensation expense related to performance-based awards was $7.0 million, which is expected to be recognized over a weighted average period of two years.

Time-Based Restricted Shares

Time-based restricted shares generally vest in one-third increments over a period of three years. The following table provides a summary of the Company's outstanding time-based restricted shares:

	2007		2006		2005	
(in thousands)	Shares	Weighted-Average Grant Date Fair Value Per Share	Shares	Weighted-Average Grant Date Fair Value Per Share	Shares	Weighted-Average Grant Date Fair Value Per Share
Non-vested as of January 1,	253	$4.74	157	$5.29	140	$5.43
Granted	280	4.94	253	4.74	27	4.60
Vested	(144)	4.78	(153)	5.30	—	—
Forfeited	(14)	4.74	(4)	4.60	(10)	5.43
Non-vested at December 31,	375	$4.87	253	$4.74	157	$5.29
(in millions)						
Compensation expense for the year	$ 0.7		$ 0.1		$ 0.4	
Tax benefit related to compensation expense	$ (0.3)		$ —		$(0.2)	
Fair value of shares vested	$ 0.7		$ 0.8		$ —	

As of December 31, 2007, unrecognized compensation expense related to these shares was $1.2 million, which is expected to be recognized over the next three years.

Stock Option Awards

Generally, stock options have ten-year terms and vesting terms of three years. On December 30, 2005, the Company accelerated the vesting of all "out-of-the-money" options, defined as those options for which the option exercise price was greater than the closing market price on December 30, 2005 of the Company's common stock. The Company also immediately vested 1,673,700 options that were granted in December 2005. Restrictions were placed on the December 2005 option grant, such that the recipient's right to sell any shares obtained upon exercise of the options was limited to 28% upon the first anniversary of the grant, and an additional 3% per month in each of the 24 months thereafter. These selling restrictions do not represent a substantive service period, and the restrictions lapse in the event that the option holder's employment with the Company terminates. As a result of the vesting of all out-of-the-money options and the December 2005 grant, the Company estimated that the impact on pro forma expense was $3.4 million, net of tax, in 2005. This amount was included in the pro forma stock based compensation expense as disclosed in Note 1.

The decision to accelerate the vesting of the out-of-the-money options and to fully vest the December 2005 option grant was made primarily to reduce compensation expense that otherwise would have been recorded in future periods following the Company's adoption in 2006 of SFAS No. 123(R). The Company believes this action further enhanced management's focus on shareholder return and was in the best interest of the Company's shareholders.

The following table provides a summary of the Company's outstanding stock option awards:

	2007		2006		2005	
(in thousands)	**Shares**	**Weighted-Average Exercise Prices Per Share**	**Shares**	**Weighted-Average Exercise Prices Per Share**	**Shares**	**Weighted-Average Exercise Prices Per Share**
Options outstanding at January 1,	21,153	$10.89	22,828	$11.28	24,364	$12.06
Granted	1,135	4.92	1,260	4.61	2,163	4.06
Exercised	(632)	3.96	(535)	3.56	(722)	3.48
Forfeited	(178)	4.50	(4)	4.00	(206)	4.48
Expired	(853)	12.74	(2,396)	12.96	(2,771)	15.12
Options outstanding at December 31,	20,625	$10.76	21,153	$10.89	22,828	$11.28
Options exercisable at December 31,	18,881	$11.31	19,974	$11.26	22,828	$11.28
(in millions)						
Compensation expense for the year	$ 0.9		$ 0.2		$ —	
Tax benefit related to compensation expense	$ (0.4)		$ (0.1)		$ —	
Intrinsic value of options exercised	$ 1.0		$ 0.5		$ 0.7	
Fair value of options vested	$ 0.7		$ 0.1		$ 13.1	

The following table summarizes the Company's outstanding and exercisable stock options at December 31, 2007 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Shares**	**Weighted-Average Remaining Contractual Life in Years**	**Weighted-Average Exercise Prices Per Share**	**Shares**	**Weighted-Average Exercise Prices Per Share**
$1.88 to $4.00	4,879	6.4	$ 3.71	4,840	$ 3.71
$4.01 to $5.66	6,218	6.9	5.25	4,513	5.41
$5.67 to $16.75	5,811	2.0	13.70	5,811	13.70
$16.76 to $38.19	3,717	2.3	24.61	3,717	24.61
Total	20,625	4.6	$10.76	18,881	$11.31

As of December 31, 2007, the aggregate intrinsic value for both stock options outstanding and exercisable was approximately $5 million. The weighted-average remaining contractual life for exercisable stock options is approximately four years. As of December 31, 2007, there was $2.5 million of unrecognized stock compensation expense related to stock options, which is expected to be recognized over a weighted-average period of approximately two years.

The fair values at the date of grant were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2007	2006	2005
Expected volatility	29.6%	29.7%	32.0%
Risk-free interest rate	3.6%	4.5%	4.3%
Expected holding period — years	5	5	4
Expected dividends	0.0%	0.0%	0.0%
Weighted-average grant date fair value	$1.61	$1.57	$1.37

The expected volatility assumption used in the Black-Scholes pricing model was based on historical volatility. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected holding period was estimated using the historical exercise behavior of employees and adjusted for abnormal activity. The increase in the holding period is primarily attributed to the change in the demographics of the employees who received the awards. Expected dividends are based on the Company's history of paying dividends, as well as restrictions in place under the Company's debt covenants.

15. Business Segment Information

Beginning in the second quarter of 2007, the Company realigned its reportable business segments to be consistent with changes to its management structure and reporting. The Company now operates in three segments: Wireline, Wireless and Technology Solutions, as described below. The Wireline segment combines the operations of Cincinnati Bell Telephone Company LLC and Cincinnati Bell Extended Territories LLC, which were formerly included in the Local segment, and the operations of Cincinnati Bell Any Distance Inc., Cincinnati Bell Complete Protection Inc., the Company's payphone business and Cincinnati Bell Entertainment Inc., which were formerly included in the Other segment. The Broadband segment, which does not have any substantive on-going operations, has been eliminated. The remaining liabilities associated with the former broadband operations are now included in Corporate activities. The Wireless and Technology Solutions segments were not impacted by the segment realignment. Prior year amounts have been reclassified to conform to the current segment reporting.

The Wireline segment provides local voice, data, long-distance and other services. Local voice services include local service, switched access, information services, and value-added services, such as caller identification, voicemail, call waiting, and call return. Data services include: DSL, dial-up Internet access, dedicated network access, and Gigabit Ethernet ("Gig-E") and Asynchronous Transfer Mode ("ATM") based data transport. Long distance services include long distance, audio conferencing and VoIP services. Other services mainly consist of security monitoring services and surveillance hardware, public payphones, cable television and inside wire installation for business enterprises. These services are primarily provided to customers in southwestern Ohio, northern Kentucky, and southeastern Indiana. In March 2007, a local telecommunication business that offers voice, data, and cable TV services in Lebanon, Ohio was purchased for $7.0 million. Wireline operating income includes restructuring charges of $36.1 million in 2007, $2.8 million in 2006, and $1.5 million in 2005, as described in Note 3.

The Wireless segment provides advanced, digital voice and data communications services and sales of related communications equipment to customers in the Greater Cincinnati and Dayton, Ohio operating areas. This segment consists of the operations of the CBW subsidiary, a venture in which the Company historically owned 80.1% and a minority holder owned the remaining 19.9%. After February 14, 2006, CBW is a wholly-owned subsidiary as the Company purchased the remaining 19.9% membership interest in CBW for $83.2 million. See Note 5 for further discussion. In 2005, "Asset impairments and other charges" in the Consolidated Statements of Operations of $41.7 million is mainly related to the Wireless TDMA asset impairment charge. Wireless 2007 operating income includes $2.1 million for restructuring charges, as described in Note 3.

Technology Solutions provides a range of fully managed and outsourced IT and telecommunications services and offers solutions that combine data center collocation services along with the sale, installation, and maintenance of major branded IT and telephony equipment. In May 2006, this segment purchased ATI for a purchase price of $3.5 million. ATI is based in Louisville, Kentucky and is a reseller of, and maintenance provider for, telephony equipment. On December 31, 2007, GramTel, which provides data center services to small and medium-size companies and is based in South Bend, Indiana, was purchased for $20.3 million. Technology Solutions 2007 operating income includes $1.0 million for restructuring charges, as described in Note 3.

Corporate operating income for 2005 included $11.2 million of income due to the reversal of certain operating tax reserves. Corporate operating income in 2006 included a charge of $6.3 million related to the settlement of the Company's shareholder litigation, income from the sale of a bankruptcy claim receivable for $3.6 million, a $4.7 million gain on sale of broadband fiber assets, and $2.9 million of income from the expiration of certain warranties and guarantees. The gains associated with the sale of broadband assets and the expiration of warranties and guarantees are included in "Gain on sale of broadband assets" in the Consolidated Statements of Operations. Corporate 2007 operating income includes $0.4 million for restructuring charges, as described in Note 3.

Certain corporate administrative expenses have been allocated to segments based upon the nature of the expense and the relative size of the segment. The Company's business segment information is as follows:

(dollars in millions)	Year Ended December 31, 2007	2006	2005
Revenue			
Wireline	$ 821.7	$ 810.4	$ 817.7
Wireless	294.5	262.0	237.5
Technology Solutions	258.3	216.6	172.7
Intersegment	(25.9)	(18.9)	(18.3)
Total revenue	$1,348.6	$1,270.1	$1,209.6
Intersegment revenue			
Wireline	$ 21.8	$ 14.2	$ 13.0
Wireless	2.6	2.8	2.7
Technology Solutions	1.5	1.9	2.6
Total intersegment revenue	$ 25.9	$ 18.9	$ 18.3
Operating income			
Wireline	$ 252.5	$ 291.8	$ 302.7
Wireless	34.3	20.2	(51.7)
Technology Solutions	18.1	15.8	13.4
Corporate	(22.5)	(15.3)	(5.6)
Total operating income	$ 282.4	$ 312.5	$ 258.8
Expenditures for long-lived assets			
Wireline	$ 100.9	$ 92.5	$ 96.7
Wireless	50.1	167.7	39.1
Technology Solutions	110.8	14.7	7.2
Corporate	—	0.2	—
Total expenditure for long-lived assets	$ 261.8	$ 275.1	$ 143.0
Depreciation and amortization			
Wireline	$ 105.5	$ 106.2	$ 110.1
Wireless	37.8	33.1	61.5
Technology Solutions	7.4	3.7	2.3
Corporate	0.1	—	0.8
Total depreciation and amortization	$ 150.8	$ 143.0	$ 174.7
Assets (at December 31, 2007 and 2006)			
Wireline	$ 684.5	$ 788.1	
Wireless	369.3	382.1	
Technology Solutions	243.2	112.5	
Corporate and eliminations	722.6	731.1	
Total assets	$2,019.6	$2,013.8	

Details of the Company's service and product revenues are as follows:

(dollars in millions)	Year Ended December 31, 2007	2006	2005
Service revenue			
Wireline	$ 782.6	$ 785.1	$ 793.9
Wireless	265.1	233.1	212.4
Managed and data center services	67.6	47.4	37.1
Telephony installation and maintenance	26.2	23.7	20.1
Other	13.9	10.9	13.4
Total service revenue	$1,155.4	$1,100.2	$1,076.9
Product revenue			
Handsets and accessories	$ 26.8	$ 26.1	$ 22.4
IT and computer-related equipment	124.8	111.5	80.2
Telephony and other equipment	41.6	32.3	30.1
Total product revenue	$ 193.2	$ 169.9	$ 132.7

The reconciliation of the Consolidated Statement of Cash Flows to expenditures for long-lived assets is as follows:

(dollars in millions)	Year Ended December 31, 2007	2006	2005
Per Consolidated Statement of Cash Flows:			
Capital expenditures	$233.8	$151.3	$143.0
Acquisitions of businesses and remaining minority interest in CBW	23.6	86.7	—
Purchase and deposit — wireless licenses	4.4	37.1	—
Total expenditure for long-lived assets	$261.8	$275.1	$143.0

16. Supplemental Cash Flow Information

(dollars in millions)	Year ended December 31, 2007	2006	2005
Capitalized interest expense	$ 3.6	$ 1.0	$ 0.6
Cash paid for:			
Interest	156.5	153.7	155.1
Income taxes (net of refunds)	6.6	6.6	2.1
Noncash investing and financing activities:			
Increase in assets and liabilities due to capital lease transactions	9.0	5.2	11.4
Noncash operating and investing activities:			
Increase in assets and liabilities related to capital expenditures not yet paid	9.7	0.3	0.2

17. Supplemental Guarantor Information — Cincinnati Bell Telephone Notes

CBT, a wholly-owned subsidiary of CBI, the parent company, has $230 million in notes outstanding that are guaranteed by CBI and no other subsidiaries of CBI. The guarantee is full and unconditional. CBI's subsidiaries generate substantially all of its income and cash flow and generally distribute or advance the funds necessary to meet CBI's debt service obligations. Separately, in connection with a fifteen year contract for 25,000 square feet of data center space between CBTS, a non-guarantor subsidiary of CBI, and a data center customer, CBI has guaranteed the performance obligations of CBTS in relation to providing the data center space and managed services under that long-term contract.

The following information sets forth the Condensed Consolidating Balance Sheets of the Company as of December 31, 2007 and 2006 and the Condensed Consolidating Statements of Operations and Cash Flows for the years ended December 31, 2007, 2006, and 2005 of (1) CBI, the parent company, as the guarantor, (2) CBT, as the issuer, and (3) the non-guarantor subsidiaries on a combined basis:

Condensed Consolidating Statements of Operations

	Year Ended December 31, 2007				
(dollars in millions)	Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Revenue	$ —	$752.6	$638.8	$ (42.8)	$1,348.6
Operating costs and expenses	23.7	526.3	559.0	(42.8)	1,066.2
Operating income (loss)	(23.7)	226.3	79.8	—	282.4
Interest expense	137.8	14.9	30.0	(27.8)	154.9
Other expense (income)	(31.7)	5.8	(4.3)	27.8	(2.4)
Income (loss) before equity in earnings of subsidiaries and income taxes	(129.8)	205.6	54.1	—	129.9
Income tax expense (benefit)	(37.2)	73.2	20.7	—	56.7
Equity in earnings of subsidiaries, net of tax	165.8	—	—	(165.8)	—
Net income	73.2	132.4	33.4	(165.8)	73.2
Preferred stock dividends	10.4	—	—	—	10.4
Net income applicable to common shareowners	$ 62.8	$132.4	$ 33.4	$(165.8)	$ 62.8

(dollars in millions)	Year Ended December 31, 2006 Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Revenue	$ —	$747.3	$557.6	$ (34.8)	$1,270.1
Operating costs and expenses	22.0	481.3	489.1	(34.8)	957.6
Operating income (loss)	(22.0)	266.0	68.5	—	312.5
Interest expense	146.1	15.1	32.6	(31.7)	162.1
Other expense (income)	(32.5)	0.3	(3.7)	31.7	(4.2)
Income (loss) before equity in earnings of subsidiaries and income taxes	(135.6)	250.6	39.6	—	154.6
Income tax expense (benefit)	(35.8)	89.8	14.3	—	68.3
Equity in earnings of subsidiaries, net of tax	186.1	—	—	(186.1)	—
Net income	86.3	160.8	25.3	(186.1)	86.3
Preferred stock dividends	10.4	—	—	—	10.4
Net income applicable to common shareowners	$ 75.9	$160.8	$ 25.3	$(186.1)	$ 75.9

	Year Ended December 31, 2005 Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Revenue	$ —	$755.6	$487.9	$ (33.9)	$1,209.6
Operating costs and expenses	17.9	479.5	487.3	(33.9)	950.8
Operating income (loss)	(17.9)	276.1	0.6	—	258.8
Interest expense	168.0	16.9	37.2	(37.7)	184.4
Loss on extinguishment of debt	99.8	—	—	—	99.8
Other income	(25.2)	(5.9)	(21.8)	37.7	(15.2)
Income (loss) before equity in earnings of subsidiaries and income taxes	(260.5)	265.1	(14.8)	—	(10.2)
Income tax expense (benefit)	(82.2)	99.8	36.7	—	54.3
Equity in earnings of subsidiaries, net of tax	113.8	—	—	(113.8)	—
Net income (loss)	(64.5)	165.3	(51.5)	(113.8)	(64.5)
Preferred stock dividends	10.4	—	—	—	10.4
Net income (loss) applicable to common shareowners	$ (74.9)	$165.3	$ (51.5)	$(113.8)	$ (74.9)

Condensed Consolidating Balance Sheets

(dollars in millions)	Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
	As of December 31, 2007				
Cash and cash equivalents	$ 23.6	$ 1.9	$ 0.6	$ —	$ 26.1
Receivables, net	0.1	—	176.4	—	176.5
Other current assets	14.9	28.5	90.0	(18.3)	115.1
Total current assets	38.6	30.4	267.0	(18.3)	317.7
Property, plant and equipment, net	0.3	590.1	343.3	—	933.7
Goodwill and other intangibles, net	—	3.4	180.2	—	183.6
Investments in and advances to subsidiaries	1,036.4	—	—	(1,036.4)	—
Other noncurrent assets	319.8	16.0	279.9	(31.1)	584.6
Total assets	$1,395.1	$639.9	$1,070.4	$(1,085.8)	$2,019.6
Current portion of long-term debt	$ 4.0	$ 0.6	$ 3.2	$ —	$ 7.8
Accounts payable	—	40.7	64.8	—	105.5
Other current liabilities	90.8	65.1	48.4	—	204.3
Total current liabilities	94.8	106.4	116.4	—	317.6
Long-term debt, less current portion	1,671.4	235.6	94.9	—	2,001.9
Other noncurrent liabilities	296.5	61.2	59.4	(49.4)	367.7
Intercompany payables	—	14.2	472.0	(486.2)	—
Total liabilities	2,062.7	417.4	742.7	(535.6)	2,687.2
Shareowners' equity (deficit)	(667.6)	222.5	327.7	(550.2)	(667.6)
Total liabilities and shareowners' equity (deficit)	$1,395.1	$639.9	$1,070.4	$(1,085.8)	$2,019.6

	Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
	As of December 31, 2006				
Cash and cash equivalents	$ 75.9	$ 1.5	$ 2.0	$ —	$ 79.4
Receivables, net	0.3	71.0	90.6	—	161.9
Other current assets	13.9	36.2	73.2	(17.2)	106.1
Total current assets	90.1	108.7	165.8	(17.2)	347.4
Property, plant and equipment, net	0.1	589.7	229.0	—	818.8
Goodwill and other intangibles, net	—	—	166.2	—	166.2
Investments in and advances to subsidiaries	1,047.7	—	—	(1,047.7)	—
Other noncurrent assets	365.1	12.0	349.8	(45.5)	681.4
Total assets	$1,503.0	$710.4	$ 910.8	$(1,110.4)	$2,013.8
Current portion of long-term debt	$ 4.0	$ 0.9	$ 2.4	$ —	$ 7.3
Accounts payable	0.5	32.7	40.9	—	74.1
Other current liabilities	96.7	92.1	49.0	(0.3)	237.5
Total current liabilities	101.2	125.7	92.3	(0.3)	318.9
Long-term debt, less current portion	1,815.6	236.2	14.1	—	2,065.9
Other noncurrent liabilities	377.8	65.0	40.2	(62.4)	420.6
Intercompany payables	—	37.3	432.5	(469.8)	—
Total liabilities	2,294.6	464.2	579.1	(532.5)	2,805.4
Shareowners' equity (deficit)	(791.6)	246.2	331.7	(577.9)	(791.6)
Total liabilities and shareowners' equity (deficit)	$1,503.0	$710.4	$ 910.8	$(1,110.4)	$2,013.8

Condensed Consolidating Statements of Cash Flows

(dollars in millions)	Year Ended December 31, 2007 Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Cash flows provided by (used in) operating activities	$ (58.4)	$ 279.0	$ 88.2	$—	$ 308.8
Capital expenditures	—	(94.3)	(139.5)	—	(233.8)
Acquisition of businesses and deposit for wireless licenses	—	(4.6)	(23.4)	—	(28.0)
Other investing activities	(1.2)	1.0	(1.5)	—	(1.7)
Cash flows used in investing activities	(1.2)	(97.9)	(164.4)	—	(263.5)
Funding between Parent and subsidiaries, net	176.0	(179.8)	3.8	—	—
Issuance of long-term debt	—	—	75.6	—	75.6
Increase in Corporate credit facility, net	55.0	—	—	—	55.0
Repayment of debt	(214.9)	(0.9)	(3.3)	—	(219.1)
Other financing activities	(8.8)	—	(1.3)	—	(10.1)
Cash flows provided by (used in) financing activities	7.3	(180.7)	74.8	—	(98.6)
Increase (decrease) in cash and cash equivalents	(52.3)	0.4	(1.4)	—	(53.3)
Beginning cash and cash equivalents	75.9	1.5	2.0	—	79.4
Ending cash and cash equivalents	$ 23.6	$ 1.9	$ 0.6	$—	$ 26.1

	Year Ended December 31, 2006 Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Cash flows provided by (used in) operating activities	$ (59.6)	$ 254.3	$ 140.0	$—	$ 334.7
Capital expenditures	—	(89.0)	(62.3)	—	(151.3)
Acquisition of businesses and wireless licenses	—	—	(123.8)	—	(123.8)
Other investing activities	—	2.0	13.1	—	15.1
Cash flows used in investing activities	—	(87.0)	(173.0)	—	(260.0)
Funding between Parent and subsidiaries, net	127.6	(165.7)	38.1	—	—
Repayment of debt	(7.2)	(2.5)	(3.6)	—	(13.3)
Other financing activities	(8.8)	1.1	—	—	(7.7)
Cash flows provided by (used in) financing activities	111.6	(167.1)	34.5	—	(21.0)
Increase in cash and cash equivalents	52.0	0.2	1.5	—	53.7
Beginning cash and cash equivalents	23.9	1.3	0.5	—	25.7
Ending cash and cash equivalents	$ 75.9	$ 1.5	$ 2.0	$—	$ 79.4

(dollars in millions)	Year Ended December 31, 2005 Parent (Guarantor)	CBT	Other (Non-guarantors)	Eliminations	Total
Cash flows provided by (used in) operating activities	$ (22.4)	$ 258.4	$ 86.3	$—	$ 322.3
Capital expenditures	—	(94.3)	(48.7)	—	(143.0)
Other investing activities	(1.1)	1.5	(0.1)	—	0.3
Cash flows used in investing activities	(1.1)	(92.8)	(48.8)	—	(142.7)
Funding between Parent and subsidiaries, net	181.3	(143.4)	(37.9)	—	—
Issuance of long-term debt	752.0	—	0.1	—	752.1
Repayment of debt	(879.1)	(24.2)	—	—	(903.3)
Other financing activities	(29.5)	1.9	—	—	(27.6)
Cash flows provided by (used in) financing activities	24.7	(165.7)	(37.8)	—	(178.8)
Increase (decrease) in cash and cash equivalents	1.2	(0.1)	(0.3)	—	0.8
Beginning cash and cash equivalents	22.7	1.4	0.8	—	24.9
Ending cash and cash equivalents	$ 23.9	$ 1.3	$ 0.5	$—	$ 25.7

18. Supplemental Guarantor Information — 7 1/4% Senior Notes Due 2013, 7% Senior Notes Due 2015, and 8 3/8% Senior Subordinated Notes Due 2014

The Company's 7 1/4% Senior Notes due 2013, 7% Senior Notes due 2015, and 8 3/8% Senior Subordinated Notes due 2014 are guaranteed by the following subsidiaries: Cincinnati Bell Entertainment Inc. (f/k/a ZoomTown.com Inc.), Cincinnati Bell Complete Protection Inc., Cincinnati Bell Any Distance Inc., Cincinnati Bell Telecommunication Services LLC, Cincinnati Bell Wireless Company, Cincinnati Bell Wireless LLC, GramTel Inc. (f/k/a BCSIVA Inc.), BRCOM Inc., Cincinnati Bell Technology Solutions Inc. ("CBTS"), and IXC Internet Services Inc. CBI owns directly or indirectly 100% of each guarantor and each guarantee is full and unconditional and joint and several. CBI's subsidiaries generate substantially all of its income and cash flow and generally distribute or advance the funds necessary to meet CBI's debt service obligations. Separately, in connection with a fifteen year contract for 25,000 square feet of data center space between CBTS, a guarantor subsidiary of these CBI notes, and a data center customer, CBI has guaranteed the performance obligations of CBTS in relation to providing the data center space and managed services under that long-term contract.

The following information sets forth the Condensed Consolidating Balance Sheets of the Company as of December 31, 2007 and 2006 and the Condensed Consolidating Statements of Operations and Cash Flows for the three years ended December 31, 2007, 2006, and 2005 of (1) CBI, the parent company, as the issuer (2) the guarantor subsidiaries on a combined basis, and (3) the non-guarantor subsidiaries on a combined basis:

Condensed Consolidating Statements of Operations

(dollars in millions)	Year Ended December 31, 2007 Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Revenue	$ —	$700.4	$691.0	$ (42.8)	$1,348.6
Operating costs and expenses	23.7	632.6	452.7	(42.8)	1,066.2
Operating income (loss)	(23.7)	67.8	238.3	—	282.4
Interest expense	137.8	25.3	19.6	(27.8)	154.9
Other expense (income)	(31.7)	1.3	0.2	27.8	(2.4)
Income (loss) before equity in earnings of subsidiaries and income taxes	(129.8)	41.2	218.5	—	129.9
Income tax expense (benefit)	(37.2)	16.2	77.7	—	56.7
Equity in earnings of subsidiaries, net of tax	165.8	—	—	(165.8)	—
Net income	73.2	25.0	140.8	(165.8)	73.2
Preferred stock dividends	10.4	—	—	—	10.4
Net income applicable to common shareowners	$ 62.8	$ 25.0	$140.8	$(165.8)	$ 62.8

(dollars in millions)	Year Ended December 31, 2006 Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Revenue	$ —	$607.9	$697.0	$ (34.8)	$1,270.1
Operating costs and expenses	22.0	541.5	428.9	(34.8)	957.6
Operating income (loss)	(22.0)	66.4	268.1	—	312.5
Interest expense	146.1	32.9	14.8	(31.7)	162.1
Other income	(32.5)	(3.1)	(0.3)	31.7	(4.2)
Income (loss) before equity in earnings of subsidiaries and income taxes	(135.6)	36.6	253.6	—	154.6
Income tax expense (benefit)	(35.8)	15.0	89.1	—	68.3
Equity in earnings of subsidiaries, net of tax	186.1	—	—	(186.1)	—
Net income	86.3	21.6	164.5	(186.1)	86.3
Preferred stock dividends	10.4	—	—	—	10.4
Net income applicable to common shareowners	$ 75.9	$ 21.6	$164.5	$(186.1)	$ 75.9

	Year Ended December 31, 2005 Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Revenue	$ —	$540.3	$703.2	$ (33.9)	$1,209.6
Operating costs and expenses	17.9	543.5	423.3	(33.9)	950.8
Operating income (loss)	(17.9)	(3.2)	279.9	—	258.8
Interest expense	168.0	37.6	16.5	(37.7)	184.4
Loss on extinguishment of debt	99.8	—	—	—	99.8
Other income	(25.2)	(22.6)	(5.1)	37.7	(15.2)
Income (loss) before equity in earnings of subsidiaries and income taxes	(260.5)	(18.2)	268.5	—	(10.2)
Income tax expense (benefit)	(82.2)	37.0	99.5	—	54.3
Equity in earnings of subsidiaries, net of tax	113.8	—	—	(113.8)	—
Net income (loss)	(64.5)	(55.2)	169.0	(113.8)	(64.5)
Preferred stock dividends	10.4	—	—	—	10.4
Net income (loss) applicable to common shareowners	$ (74.9)	$ (55.2)	$169.0	$(113.8)	$ (74.9)

Condensed Consolidating Balance Sheets

(dollars in millions)	As of December 31, 2007				
	Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Cash and cash equivalents	$ 23.6	$ 0.8	$ 1.7	$ —	$ 26.1
Receivables, net	0.1	61.3	115.1	—	176.5
Other current assets	14.9	87.1	31.4	(18.3)	115.1
Total current assets	38.6	149.2	148.2	(18.3)	317.7
Property, plant and equipment, net	0.3	345.2	588.2	—	933.7
Goodwill and other intangibles, net	—	180.2	3.4	—	183.6
Investments in and advances to subsidiaries	1,036.4	26.8	—	(1,063.2)	—
Other noncurrent assets	319.8	278.8	17.1	(31.1)	584.6
Total assets	$1,395.1	$980.2	$756.9	$(1,112.6)	$2,019.6
Current portion of long-term debt	$ 4.0	$ 3.2	$ 0.6	$ —	$ 7.8
Accounts payable	—	98.7	6.8	—	105.5
Other current liabilities	90.8	51.2	62.3	—	204.3
Total current liabilities	94.8	153.1	69.7	—	317.6
Long-term debt, less current portion	1,671.4	19.9	310.6	—	2,001.9
Other noncurrent liabilities	296.5	66.6	54.0	(49.4)	367.7
Intercompany payables	—	430.2	82.8	(513.0)	—
Total liabilities	2,062.7	669.8	517.1	(562.4)	2,687.2
Shareowners' equity (deficit)	(667.6)	310.4	239.8	(550.2)	(667.6)
Total liabilities and shareowners' equity (deficit)	$1,395.1	$980.2	$756.9	$(1,112.6)	$2,019.6

	As of December 31, 2006				
	Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Cash and cash equivalents	$ 75.9	$ 2.0	$ 1.5	$ —	$ 79.4
Receivables, net	0.3	104.5	57.1	—	161.9
Other current assets	13.9	73.6	35.8	(17.2)	106.1
Total current assets	90.1	180.1	94.4	(17.2)	347.4
Property, plant and equipment, net	0.1	230.6	588.1	—	818.8
Goodwill and other intangibles, net	—	166.2	—	—	166.2
Investments in and advances to subsidiaries	1,047.7	9.9	—	(1,057.6)	—
Other noncurrent assets	365.1	349.8	12.0	(45.5)	681.4
Total assets	$1,503.0	$936.6	$694.5	$(1,120.3)	$2,013.8
Current portion of long-term debt	$ 4.0	$ 2.4	$ 0.9	$ —	$ 7.3
Accounts payable	0.5	59.0	14.6	—	74.1
Other current liabilities	96.7	51.2	89.9	(0.3)	237.5
Total current liabilities	101.2	112.6	105.4	(0.3)	318.9
Long-term debt, less current portion	1,815.6	14.0	236.3	—	2,065.9
Other noncurrent liabilities	377.8	50.2	55.0	(62.4)	420.6
Intercompany payables	—	432.5	47.2	(479.7)	—
Total liabilities	2,294.6	609.3	443.9	(542.4)	2,805.4
Shareowners' equity (deficit)	(791.6)	327.3	250.6	(577.9)	(791.6)
Total liabilities and shareowners' equity (deficit)	$1,503.0	$936.6	$694.5	$(1,120.3)	$2,013.8

Condensed Consolidating Statements of Cash Flows

(dollars in millions)	Year Ended December 31, 2007				
	Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Cash flows provided by (used in) operating activities	$ (58.4)	$ 224.3	$ 142.9	$—	$ 308.8
Capital expenditures	—	(143.0)	(90.8)	—	(233.8)
Acquisition of businesses and deposit for wireless licenses	—	(23.4)	(4.6)	—	(28.0)
Other investing activities	(1.2)	(1.5)	1.0	—	(1.7)
Cash flows used in investing activities	(1.2)	(167.9)	(94.4)	—	(263.5)
Funding between Parent and subsidiaries, net	176.0	(54.9)	(121.1)	—	—
Issuance of long-term debt	—	0.6	75.0	—	75.6
Increase in Corporate credit facility, net	55.0	—	—	—	55.0
Repayment of debt	(214.9)	(3.3)	(0.9)	—	(219.1)
Other financing activities	(8.8)	—	(1.3)	—	(10.1)
Cash flows used in financing activities	7.3	(57.6)	(48.3)	—	(98.6)
Increase (decrease) in cash and cash equivalents	(52.3)	(1.2)	0.2	—	(53.3)
Beginning cash and cash equivalents	75.9	2.0	1.5	—	79.4
Ending cash and cash equivalents	$ 23.6	$ 0.8	$ 1.7	$—	$ 26.1

	Year Ended December 31, 2006				
	Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Cash flows provided by (used in) operating activities	$ (59.6)	$ 158.0	$ 236.3	$—	$ 334.7
Capital expenditures	—	(63.5)	(87.8)	—	(151.3)
Acquisition of businesses and wireless licenses	—	(123.8)	—	—	(123.8)
Other investing activities	—	11.9	3.2	—	15.1
Cash flows used in investing activities	—	(175.4)	(84.6)	—	(260.0)
Funding between Parent and subsidiaries, net	127.6	22.5	(150.1)	—	—
Repayment of debt	(7.2)	(3.6)	(2.5)	—	(13.3)
Other financing activities	(8.8)	—	1.1	—	(7.7)
Cash flows provided by (used in) financing activities	111.6	18.9	(151.5)	—	(21.0)
Increase in cash and cash equivalents	52.0	1.5	0.2	—	53.7
Beginning cash and cash equivalents	23.9	0.5	1.3	—	25.7
Ending cash and cash equivalents	$ 75.9	$ 2.0	$ 1.5	$—	$ 79.4

(dollars in millions)	Year Ended December 31, 2005 Parent (Issuer)	Guarantors	Non-guarantors	Eliminations	Total
Cash flows provided by (used in) operating activities	$ (22.4)	$ 77.8	$ 266.9	$—	$ 322.3
Capital expenditures	—	(51.6)	(91.4)	—	(143.0)
Other investing activities	(1.1)	1.4	—	—	0.3
Cash flows used in investing activities	(1.1)	(50.2)	(91.4)	—	(142.7)
Funding between Parent and subsidiaries, net	181.3	(29.9)	(151.4)	—	—
Issuance of long-term debt	752.0	0.1	—	—	752.1
Repayment of debt	(879.1)	—	(24.2)	—	(903.3)
Other financing activities	(29.5)	1.9	—	—	(27.6)
Cash flows provided by (used in) financing activities	24.7	(27.9)	(175.6)	—	(178.8)
Increase (decrease) in cash and cash equivalents	1.2	(0.3)	(0.1)	—	0.8
Beginning cash and cash equivalents	22.7	0.8	1.4	—	24.9
Ending cash and cash equivalents	$ 23.9	$ 0.5	$ 1.3	$—	$ 25.7

19. Quarterly Financial Information (Unaudited)

(dollars in millions except per common share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2007					
Revenue	$315.3	$329.1	$344.3	$359.9	$1,348.6
Operating income	77.9	81.1	82.6	40.8	282.4
Net income	22.6	24.2	25.7	0.7	73.2
Basic earnings (loss) per common share	0.08	0.09	0.09	(0.01)	0.25
Diluted earnings (loss) per common share	0.08	0.08	0.09	(0.01)	0.24

(dollars in millions except per common share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2006					
Revenue	$298.2	$323.3	$320.1	$328.5	$1,270.1
Operating income	71.1	83.2	83.5	74.7	312.5
Net income	14.1	24.3	25.1	22.8	86.3
Basic earnings per common share	0.05	0.09	0.09	0.08	0.31
Diluted earnings per common share	0.05	0.09	0.09	0.08	0.30

The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

No reportable information under this item.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

The term "disclosure controls and procedures" (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Cincinnati Bell Inc.'s management, with the participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007 (the "Evaluation Date"). Based on that evaluation, Cincinnati Bell Inc.'s Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, such controls and procedures were effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's annual report on internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over financial reporting.

The term "internal control over financial reporting" (defined in SEC Rule 13a-15(f)) refers to the process of a company that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Cincinnati Bell Inc.'s management, with the participation of the Chief Executive Officer and Chief Financial Officer, have evaluated any changes in the Company's internal control over financial reporting that occurred during the fourth quarter of 2007, and they have concluded that there was no change to Cincinnati Bell Inc.'s internal control over financial reporting in the fourth quarter of 2007 that has materially affected, or is reasonably likely to materially affect, Cincinnati Bell Inc.'s internal control over financial reporting.

Item 9B. Other Information

No reportable information under this item.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

The information required by Item 401, Item 405, Item 406 and 407 (c)(3), (d)(4) and (d)(5) of Regulation S-K regarding directors of Cincinnati Bell Inc. can be found in the Proxy Statement for the Annual Meeting and incorporated herein by reference.

The Company's Code of Ethics for Senior Financial Officers that applies to its Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer is filed as an exhibit to this Form 10-K and posted on the Company's website at *http://www.cincinnatibell.com.* Within the time period required by the SEC and the New York Stock Exchange ("NYSE"), the Company will post on its website any amendment to the Code of Ethics for Senior Financial Officers and any waiver of such code relating to such senior executive officers of the Company.

In addition to the certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 and filed as exhibits to this Annual Report on Form 10-K. in May 2007 the Company's Chief Executive Officer submitted to the NYSE the certification regarding compliance with the NYSE's corporate governance listing standards required by Section 303 A.12 of the NYSE Listed Company Manual.

Executive Officers of the Registrant:

The names, ages and positions of the executive officers of the Company are as follows:

Name	Age	Title
John F. Cassidy (a)	53	President and Chief Executive Officer
Brian A. Ross	50	Chief Financial Officer
Jeffery D. Coleman	44	Vice President, Internal Controls
Christopher J. Wilson	42	Vice President, General Counsel, and Secretary
Brian G. Keating	54	Vice President, Human Resources and Administration
Kurt A. Freyberger	41	Vice President and Controller
Kimberly H. Sheehy	43	Vice President and Treasurer
Traci D. Bolte	38	Vice President, Investor Relations and Corporate Communications

(a) Member of the Board of Directors

Officers are elected annually but are removable at the discretion of the Board of Directors.

JOHN F. CASSIDY, President and Chief Executive Officer since July 2003; Director of the Company since September 2002; President and Chief Operating Officer of Cincinnati Bell Telephone since May 2001; President of Cincinnati Bell Wireless since 1997; Senior Vice President, National Sales & Distribution of Rogers Cantel in Canada from 1992-1996; Vice President, Sales and Marketing, Ericsson Mobile Communications from 1990-1992; Vice President, Sales and Marketing, General Electric Company from 1988-1990.

BRIAN A. ROSS, Chief Financial Officer of the Company since 2004; Senior Vice President of Finance and Accounting of the Company in 2003; Vice President of Finance and Accounting of the Company's Cincinnati-based operating subsidiaries from 2001-2003; Vice President of Finance and Accounting of Cincinnati Bell Wireless from 1999-2001.

JEFFERY D. COLEMAN, Vice President of Internal Controls of the Company since August 2005; Director of Internal Audit of Convergys, 2000-2005; Regional General Auditor of H.J. Heinz, 1995-2000.

CHRISTOPHER J. WILSON, Vice President and General Counsel of the Company since August 2003; Associate General Counsel and Assistant Corporate Secretary for the Company's Cincinnati-based operating subsidiaries from 1999-2003.

BRIAN G. KEATING, Vice President, Human Resources and Administration of the Company since August 2003; Vice President, Human Resources and Administration of the Cincinnati Operations, 2000-2003; Director of Labor Relations, Staffing and Safety of the Company, 1988-2000.

KURT A. FREYBERGER, Vice President and Controller of the Company since March 2005; Assistant Corporate Controller at Chiquita Brands International, Inc. from 2000 to March 2005; various financial reporting roles at Chiquita from 1996-2000.

KIMBERLY H. SHEEHY, Vice President and Treasurer since December 2007; Vice President of Financial Planning and Analysis from January 2007 to December 2007; Managing Director of Financial Planning and Analysis from 2005-2007; Managing Director of Corporate Tax from 2001 to 2005.

TRACI D. BOLTE, Vice President of Investor Relations and Corporate Communications since December 2007; Director of Investor Relations from February 2007 to December 2007; Director of Finance and Accounting from 2005 to 2007; various finance and operational roles within Cincinnati Bell from 2000 to 2005.

Items 11 and 12. Executive Compensation and Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by these items can be found in the Proxy Statement for the Annual Meeting and incorporated herein by reference.

Item 13. Certain Relationships, Related Transactions and Director Independence

The information required by these items can be found in the Proxy Statement for the Annual Meeting and incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by these items can be found in the Proxy Statement for the Annual Meeting and incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statement Schedules

Financial Statement Schedule II – Valuation and Qualifying Accounts is included on page 108. All other schedules are not required under the related instructions or are not applicable.

Exhibits

Exhibits identified in parenthesis below, on file with the Securities and Exchange Commission ("SEC"), are incorporated herein by reference as exhibits hereto.

Exhibit Number	Description
(3.1)(a)	Amended Articles of Incorporation of Cincinnati Bell (Exhibit 3.1(a) to Form S-4 dated July 17, 2003, File No. 1-8519).
(3.1)(b)	Amended Regulations of Cincinnati Bell (Exhibit 3.2 to Registration Statement No. 2-96054).
(4)(c)(i)	Indenture dated July 1, 1993, between Cincinnati Bell Inc., Issuer, and The Bank of New York, Trustee, in connection with $50,000,000 of Cincinnati Bell Inc. 7 1/4% Notes Due June 15, 2023 (Exhibit 4-A to Current Report on Form 8-K, date of report July 12, 1993, File No. 1-8519).
(4)(c)(ii)(1)	Indenture dated as of October 27, 1993, among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc., as Guarantor, and The Bank of New York, as Trustee (Exhibit 4-A to Current Report on Form 8-K, filed October 27, 1993, File No. 1-8519).
(4)(c)(ii)(2)	First Supplemental Indenture dated as of December 31, 2004 to the Indenture dated October 27, 1993 by and among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc. as Guarantor, and The Bank of New York, as Trustee (Exhibit 4(c)(ii)(2) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(ii)(3)	Second Supplemental Indenture dated as of January 10, 2005 to the Indenture dated October 27, 1993 by and among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc. as Guarantor, and The Bank of New York, as Trustee (Exhibit 4(c)(ii)(3) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(iii)(1)	Indenture dated as of November 30, 1998 among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc., as Guarantor, and The Bank of New York, as Trustee (Exhibit 4-A to Current Report on Form 8-K, filed November 30, 1998, File No. 1-8519).
(4)(c)(iii)(2)	First Supplemental Indenture dated as of January 10, 2005 to the Indenture dated November 30, 1998 among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc., as Guarantor, and the Bank of New York, as Trustee (Exhibit 4(c)(iii)(2) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(iii)(3)	Second Supplemental Indenture dated as of January 10, 2005 to the Indenture dated November 30, 1998 among Cincinnati Bell Telephone Company, as Issuer, Cincinnati Bell Inc., as Guarantor, and the Bank of New York, as Trustee (Exhibit (4)(c)(iii)(3) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(iv)	Warrant Agreement, dated as of March 26, 2003, by and among Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers (Exhibit (4)(c)(vii) to Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4)(c)(vi)	Equity Registration Rights Agreement, dated as of March 26, 2003 by and between Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers (Exhibit (4)(c)(ix) to Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-8519).

Exhibit Number	Description
(4(c)(vi)(1)	Purchase Agreement, dated as of March 26, 2003 by and among Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit (4)(c)(x)(1) to Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4(c)(vi)(2)	First Amendment to Purchase Agreement, dated as of March 26, 2003 by and among Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit (4)(c)(x)(2) to Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-8519).
(4)(c)(vi)(3)	Second Amendment to Purchase Agreement, dated as of April 30, 2004 by and among Broadwing Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit (4)(c)(x)(3) to Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, File No. 1-8519).
(4)(c)(vi)(4)	Third Amendment to Purchase Agreement, dated April 30, 2004, by and among Cincinnati Bell Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit 4(c)(viii)(4) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(vi)(5)	Fourth Amendment to Purchase Agreement, dated January 31, 2005, by and among Cincinnati Bell Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit 4(c)(viii)(5) to Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-8519).
(4)(c)(vi)(6)	Note Repurchase Agreement, dated August 5, 2005, by and among Cincinnati Bell Inc., GS Mezzanine Partners II, L.P., GS Mezzanine Partners Offshore, L.P., and any other affiliate purchasers of Senior Subordinated Notes due 2009 (Exhibit 10.1 to Current Report on Form 8-K, date of Report August 8, 2005, File No. 1-8519).
(4)(c)(vii)(1)	Indenture dated as of July 11, 2003, by and among Cincinnati Bell Inc., as Issuer, the Guarantors party thereto, and the Bank of New York, as Trustee, in connection with Cincinnati Bell 7 1/4% Senior Notes due 2013 (Exhibit (4)(c)(xi) on Form S-4 dated July 17, 2003, File No. 1-8519).
(4)(c)(vii)(2)	First Supplemental Indenture dated as of January 28, 2005 to the Indenture dated as of July 11, 2003, by and among Cincinnati Bell Inc., as Issuer, the Guarantors party thereto, and the Bank of New York, as Trustee (Exhibit 4.1 to Current Report on Form 8-K dated February 2, 2005, File No. 1-8519).
(4)(c)(viii)	Indenture dated as of November 19, 2003, by and among Cincinnati Bell Inc., as Issuer, the Guarantors party thereto, and The Bank of New York, as Trustee, in connection with Cincinnati Bell 8 3/8% Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit (4)(c)(xiii) to Registration Statement No. 333-110940).
(4)(c)(ix)	Indenture dated as of February 16, 2005, by and among Cincinnati Bell Inc., as Issuer, the Guarantor parties thereto, and the Bank of New York, as Trustee in connection with Cincinnati Bell 7% Senior Notes due 2015 (Exhibit 4.1 to Current Report on Form 8-K, filed on February 23, 2005, File No. 1-8519).
(4)(c)(x)	No other instrument which defines the rights of holders of long term debt of the registrant is filed herewith pursuant to Regulation S-K, Item 601(b)(4)(iii)(A). Pursuant to this regulation, the registrant hereby agrees to furnish a copy of any such instrument to the SEC upon request.
(10)(i)(A)	Credit Agreement dated as of February 16, 2005 as Amended and Restated as of August 31, 2005 among Cincinnati Bell Inc. as Borrower, the Guarantor parties thereto, Bank of America, N.A. as Administrative Agent, PNC Bank, National Association, as Swingline Lender, and Lenders party thereto (Exhibit 10.2 to Current Report on Form 8-K, filed September 1, 2005, File No. 1-8519).

Exhibit Number	Description
(10)(i)(B)	Second Amendment to the Credit Agreement, dated as of May 25th, 2007, among Cincinnati Bell Inc., as Borrower, certain subsidiaries as Guarantors thereto, the Lenders party thereto, Bank of America, N.A., as Administrative Agent and L/C Issuer, and PNC Bank, National Association, as Swingline Lender and L/C Issuer (Exhibit 99.1 to Current Report on Form 8-K, filed June 1, 2007, File No. 1-8519).
(10)(i)(C)(1)	Purchase and Sale Agreement, dated as of March 23, 2007, among Cincinnati Bell Funding LLC as Purchaser, Cincinnati Bell Inc. as Servicer and sole member of Cincinnati Bell Funding LLC, and various Cincinnati Bell subsidiaries as Sellers (Exhibit 99.1 to Current Report on Form 8-K, filed March 29, 2007, File No. 1-8519).
(10)(i)(C)(2)	Receivables Purchase Agreement, dated as of March 23, 2007, among Cincinnati Bell Funding LLC, as Seller, Cincinnati Bell Inc., as Servicer, various Purchasers and Purchaser Agents, and PNC Bank, National Association, as Administrator. (Exhibit 99.2 to Current Report on Form 8-K, filed March 29, 2007, File No. 1-8519).
(10)(ii)(A)+	Asset Purchase Agreement, dated November 30, 2007 among Cincinnati Bell Any Distance Inc. as Buyer, EGIX,Inc and EGIX Network Services, Inc as Sellers, and the Seller's respective subsidiaries and principal shareholders.
(10)(ii)(B)+	Asset Purchase Agreement, dated as of December 31, 2007, among GramTel USA, Inc. as Seller, BCSIVA Inc. as Buyer, and Jordan Industries, Inc.
(10)(iii)(A)(1)*	Short Term Incentive Plan of Cincinnati Bell Inc., as amended and restated effective July 24, 2000 (Exhibit (10)(iii)(A)(1) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-8519).
(10)(iii)(A)(1.1)+	Amendment to Cincinnati Bell Inc. Short Term Incentive Plan effective as of May 27, 2003.
(10)(iii)(A)(2)*	Cincinnati Bell Inc. Deferred Compensation Plan for Outside Directors, as amended and restated effective July 24, 2002 (Exhibit (10)(iii)(A)(2) to Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 1-8519).
(10)(iii)(A)(2.1)+	Amendment to Cincinnati Bell Inc. Deferred Compensation Plan for Outside Directors effective as of May 27, 2003.
(10)(iii)(A)(2.2)+	Amendment to Cincinnati Bell Inc. Deferred Compensation Plan for Outside Directors effective as of January 1, 2005.
(10)(iii)(A)(2.3)+	Amendment to Cincinnati Bell Deferred Compensation Plan for Outside Directors effective as of January 1, 2006.
(10)(iii)(A)(3)*	Cincinnati Bell Inc. Pension Program, as amended and restated effective July 24, 2000 (Exhibit (10)(iii)(A)(4) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-8519).
(10)(iii)(A)(3.2)+	Amendment to Cincinnati Bell Inc. Pension Program effective as of December 4, 2003.
(10)(iii)(A)(4)*	Cincinnati Bell Inc. Executive Deferred Compensation Plan, as amended and restated effective January 1, 2002 (Exhibit (10)(iii)(A)(4) to Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 1-8519).
(10)(iii)(A)(4.1)+	Amendment to Cincinnati Bell Inc. Executive Deferred Compensation Plan effective as of May 27, 2003.
(10)(iii)(A)(5)*	Cincinnati Bell Inc. 1997 Long Term Incentive Plan, as amended and restated effective July 24, 2000 (Exhibit (10)(iii)(A)(1) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-8519).
(10)(iii)(A)(5.1)+	Amendment to Cincinnati Bell Inc. 1997 Long Term Incentive Plan effective as of January 1, 2001.
(10)(iii)(A)(5.2)+	Amendment to Cincinnati Bell Inc. 1997 Long Term Incentive Plan effective as of May 27, 2003.

Exhibit Number	Description
(10)(iii)(A)(6)*	Cincinnati Bell Inc. 1997 Stock Option Plan for Non-Employee Directors, as revised and restated effective January 1, 2001 (Exhibit (10)(iii)(A)(6) to Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 1-8519).
(10)(iii)(A)(6.1)+	Amendment to Cincinnati Bell Inc. 1997 Stock Option Plan for Non-Employee Directors effective as of May 27, 2003.
(10)(iii)(A)(7)*	Cincinnati Bell Inc. 1989 Stock Option Plan (Exhibit (10)(iii)(A)(14) to Annual Report on Form 10-K for 1989, File No. 1-8519).
(10)(iii)(A)(8)*	Employment Agreement effective July 26, 2005 between the Company and Brian G. Keating (Exhibit 10.5 to Current Report on Form 8-K, date of Report July 29, 2005, File No. 1-8519).
(10)(iii)(A)(9)*	Employment Agreement effective January 1, 1999, between Broadwing and John F. Cassidy (Exhibit (10)(iii)(A)(11.1) to Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, File No. 1-8519).
(10)(iii)(A)(9.1)*	Amendment to Employment Agreement effective September 20, 2002 between Cincinnati Bell Inc. and John F. Cassidy (Exhibit (10)(iii)(A)(8) of Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, File No. 1-8519).
(10)(iii)(A)(9.2)*	Amendment No. 2 effective July 26, 2005 to Employment Agreement between Cincinnati Bell Inc. and John F. Cassidy (Exhibit 10.1 to Current Report on Form 8-K, date of Report July 29, 2005, File No. 1-8519).
(10)(iii)(A)(10)*	Employment Agreement effective July 26, 2005 between the Company and Christopher J. Wilson (Exhibit 10.4 to Current Report on Form 8-K, date of Report July 29, 2005, File No. 1-8519).
(10)(iii)(A)(12)*	Employment Agreement effective July 26, 2005 between the Company and Rodney D. Dir (Exhibit 10.3 to Current Report on Form 8-K, date of Report July 29, 2005, File No. 1-8519).
(10)(iii)(A)(12.1)	Amendment to Employment Agreement effective November 9, 2007 between the Company and Rodney D. Dir (Exhibit 10.1 to Current Report on Form 8-K filed November 15, 2007, File No. 1-8519).
(10)(iii)(A)(13)*	Employment Agreement effective July 26, 2005 between the Company and Brian A. Ross (Exhibit 10.2 to Current Report on Form 8-K, date of Report July 29, 2005, File No. 1-8519).
(10)(iii)(A)(14)	Cincinnati Bell Inc. 2007 Long Term Incentive Plan (Appendix A to the Company's 2007 Proxy Statement on Schedule 14A filed March 14, 2007, File No. 1-8519).
(10)(iii)(A)(15)	Cincinnati Bell Inc. 2007 Stock Option Plan for Non-Employee Directors (Appendix B to the Company's 2007 Proxy Statement on Schedule 14A filed on March 14, 2007, File No. 1-8519).
(10)(iii)(A)(16)	Cincinnati Bell Inc. 2007 Performance Unit Agreement (Exhibit 10 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, File No. 1-8519).
(10)(iii)(A)(17)+	Cincinnati Bell Management Pension Plan effective as of January 1, 1997.
(10)(iii)(A)(17.1)+	Amendment to Cincinnati Bell Management Pension Plan effective as of January 1, 2002.
(10)(iii)(A)(17.2)+	Amendment to Cincinnati Bell Management Pension Plan effective as of May 27, 2003.
(10)(iii)(A)(17.3)+	Amendment to Cincinnati Bell Management Pension Plan effective as of January 1, 1997.
(10)(iii)(A)(17.4)+	Amendment to Cincinnati Bell Management Pension Plan effective as of December 4, 2003.
(10)(iii)(A)(17.5)+	Amendment to Cincinnati Bell Management Pension Plan effective as of August 19, 2004.
(10)(iii)(A)(17.6)+	Amendment to Cincinnati Bell Management Pension Plan effective as of June 1, 2005.

Exhibit Number	Description
(10)(iii)(A)(17.7)+	Amendment to Cincinnati Bell Management Pension Plan effective as of March 28, 2005.
(10)(iii)(A)(17.8)+	Amendment to Cincinnati Bell Management Pension Plan effective as of January 1, 2006.
(10)(iii)(A)(17.9)+	Amendment to Cincinnati Bell Management Pension Plan effective as of January 1, 2007.
(10)(iii)(A)(18)	Cincinnati Bell Inc. Form of Stock Option Agreement (Employees) (Exhibit 10.1 to Current Report on Form 8-K, date of Report December 3, 2004, File No. 1-8519).
(10)(iii)(A)(19)	Cincinnati Bell Inc. Form of Cincinnati Bell Inc. Performance Restricted Stock Agreement (Exhibit 10.2 to Current Report on Form 8-K, date of Report December 3, 2004, File No. 1-8519).
(10)(iii)(A)(20)	Cincinnati Bell Inc. Form of Stock Option Agreement (Non-Employee Directors) (Exhibit 10.3 to Current Report on Form 8-K, date of Report December 3, 2004, File No. 1-8519).
(14)	Code of Ethics for Senior Financial Officers, as adopted pursuant to Section 406 of Regulation S-K (Exhibit (10)(iii)(A)(15) to Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-8519).
(21)+	Subsidiaries of the Registrant.
(23)+	Consent of Independent Registered Public Accounting Firm.
(24)+	Powers of Attorney.
(31.1)+	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)+	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)+	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(32.2)+	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

\+ Filed herewith.

* Management contract or compensatory plan required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

The Company's reports on Form 10-K, 10-Q, 8-K, proxy and other information are available free of charge at the following website: *http://www.cincinnatibell.com*. Upon request, the Company will furnish a copy of the Proxy Statement to its security holders without charge, portions of which are incorporated herein by reference. The Company will furnish any other exhibit at cost.

Schedule II

CINCINNATI BELL INC.
VALUATION AND QUALIFYING ACCOUNTS
(dollars in millions)

	Beginning of Period	Charge (Benefit) to Expenses	To (from) Other Accounts	Deductions	End of Period
Allowance for Doubtful Accounts					
Year 2007	$ 15.2	$ 15.2	$ —	$13.3	$ 17.1
Year 2006	$ 14.3	$ 14.0	$ —	$13.1	$ 15.2
Year 2005	$ 14.5	$ 14.3	$ —	$14.5	$ 14.3
Deferred Tax Valuation Allowance					
Year 2007	$150.7	$(10.7)	$ —	$ —	$140.0
Year 2006	$183.9	$(33.2)	$ —	$ —	$150.7
Year 2005	$144.2	$ 39.7	$ —	$ —	$183.9

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINCINNATI BELL INC.

February 26, 2008

By /s/ Brian A. Ross
Brian A. Ross
Chief Financial Officer

By /s/ Kurt A. Freyberger
Kurt A. Freyberger
Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ John F. Cassidy John F. Cassidy	President, Chief Executive Officer, and Director	February 26, 2008
PHILLIP R. COX* Phillip R. Cox	Chairman of the Board and Director	February 26, 2008
DANIEL J. MEYER* Daniel J. Meyer	Director	February 26, 2008
ALEX SHUMATE* Alex Shumate	Director	February 26, 2008
JOHN M. ZRNO* John M. Zrno	Director	February 26, 2008
BRUCE L. BYRNES* Bruce L. Byrnes	Director	February 26, 2008
MICHAEL G. MORRIS* Michael G. Morris	Director	February 26, 2008
ROBERT W. MAHONEY* Robert W. Mahoney	Director	February 26, 2008

*By: /s/ John. F. Cassidy — February 26, 2008

John F. Cassidy
as attorney-in-fact and on his behalf
as Principal Executive Officer, President and Chief Executive Officer, and Director

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Shareholder Information

Annual Meeting
The annual meeting of shareholders will be held at the Queen City Club, 331 East Fourth Street, Cincinnati, Ohio, 45202, at 11:00 a.m. (EDT) on Friday, April 25, 2008.

Cincinnati Bell Information
Cincinnati Bell's common stock is traded on the New York Stock Exchange under the ticker symbol "CBB." For the latest information about Cincinnati Bell and your Cincinnati Bell investment, you can contact us in three ways:
Online: In the Investor Relations section of www.cincinnatibell.com, you can sign up for e-mail delivery of Cincinnati Bell news; view and print an electronic copy of the Annual Report; find financial reports, including Forms 10-K and 10-Q, and quarterly earnings reports; listen to webcasts of presentations to investors and security analysts; retrieve stock prices; and review frequently asked questions.
Phone: Individual investors may also contact us via our Shareholder Information Line at (800) 345-6301.
Mail: Contact us via U.S. Mail at Cincinnati Bell Inc., Investor Relations, 221 East 4th Street, Cincinnati, Ohio 45202

Investor Relations Contact
Traci Bolte
Vice President, Investor Relations and Corporate Communications
(513) 397-1195

Transfer Agent and Registrar
Questions regarding registered shareholder accounts or the Stock Purchase Plan should be directed to Cincinnati Bell's transfer agent and registrar:
Computershare Investor Services, LLC
Shareholder Services
7530 Lucerne Drive, Suite 100
Cleveland, Ohio 44130-6503
Phone: (888) 294-8217
Fax: (866) 204-6049
www.computershare.com

Note: If your shares of Cincinnati Bell common stock are held in trust or by an investment firm, please contact your trustee or investment firm representative.

Cincinnati Bell℠ and Custom Connections® are trademarks of Cincinnati Bell Telephone Company, LLC

Cincinnati Bell℠

221 East Fourth Street
P.O. Box 2301
Cincinnati, Ohio 45202
513.397.9900
www.cincinnatibell.com

END